Form 20-F
period 2008-12-31
China Cablecom Holdings, Ltd.
filed 2009-07-15
CIK 1416569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to ___________

Commission file number  001-34136

China Cablecom Holdings, Ltd.

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

 (Jurisdiction of incorporation or organization)

1 Grand Gateway
1 Hongqiao Road
Shanghai, 200030
People’s Republic of China
(86) 21 6207-9731

(Address of principal executive offices)

Debra Chen, debra@chinacablecom.net, 27 Union Square West, Suite 501-502, New York, NY 10003

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class

ORDINARY SHARES, $.0005 PAR VALUE

Name of each exchange on which registered

The NASDAQ Capital Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

On December 31, 2008, the registrant had 9,153,071 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes  ☐ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

☐ Yes	☐ No

TABLE OF CONTENTS

Item 10.	Additional Information	55
A.	Share capital	55
B.	Memorandum and articles of association	56
C.	Material contracts	56
D.	Exchange controls	56
E.	Taxation	57
F.	Dividends and paying agents	64
G.	Statement by experts	64
H.	Documents on display	64
I.	Subsidiary information	65

Item 11.	Quantitative and Qualitative Disclosure About Market Risk	65

Item 12.	Description of Securities Other Than Equity Securities	65

	PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	66

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	66

Item 15.	Controls and Procedures	66

Item 16	[Reserved]	67

Item 16A	— Audit Committee Financial Expert	67

Item 16B	— Code of Ethics	67

Item 16C	— Principal Accountant Fees and Services	67

Item 16D	— Exemption from the Listing Standards for Audit Committees	68

Item 16E	— Purchases of Equity Securities by the Issuer and Affiliated Purchasers	68

Item 16F	— Change in Registrant’s Certifying Accountant	68

Item 16G	— Corporate Governance	68

	PART III

Item 17	Financial Statements	69

Item 18.	Financial Statements	69

Item 19	Exhibits	69

Signatures		73

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” the “Company,” the “Corporation,” and “China Cablecom Holdings” refers to China Cablecom Holdings, Ltd., a company formed in the British Virgin Islands and its subsidiaries.  All references to “China Cablecom,” and “China Cablecom Ltd.” refer to China Cablecom Ltd., a wholly owned subsidiary of China Cablecom Holdings, and the entity through which our operating businesses are held. All references to “China” or the “PRC” refer to the People’s Republic of China.

See Item 3: “Key Information” for historical information regarding the average rate between buying and selling as published by the people’s Bank of China with respect to Chinese Renminbi. You should not construe these translations as representations that the Chinese Renminbi amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or at any other rates. Such rates are the number Chinese Renminbi per one United States dollar quoted by the People’s Bank of China.

FORWARD-LOOKING STATEMENTS

This Annual Report contains ‘‘forward-looking statements’’ that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are ‘‘forward-looking statements,’’ including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘could’’, ‘‘would’’, ‘‘predicts’’, ‘‘potential’’, ‘‘continue’’, ‘‘expects’’, ‘‘anticipates’’, ‘‘future’’, ‘‘intends’’, ‘‘plans’’, ‘‘believes’’, ‘‘estimates’’ and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings ‘‘Risk Factors’’, ‘‘Operating and Financial Review and Prospects,’’ ‘‘Information on Our Company” and elsewhere in this Annual Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not required.

B.	Advisers

Not required.

C.	Auditors

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.  Selected financial data

The following summary consolidated financial data for the period ended December 31, 2007 and the year ended December 31, 2008 have been derived from the Company’s audited consolidated financial statements included in this Annual Report beginning on page F-1. The following selected historical statement of income data for the years ended December 31, 2005 and 2006 and for the period from January 1, 2007 to September 30, 2007 and the selected historical balance sheet data as of December 31, 2005 and 2006 and September 30,2007 have been derived from the audited financial statements of Binzhou Guangdian Network Co., Ltd. (the “Predecessor Company”) not included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included in this Annual Report. Summary consolidated financial data for the year ended December 31, 2004 could not be provided without unreasonable effort or expenses, and has therefore not been included in this Annual Report.

Certain factors that affect the comparability of the information set forth in the following table are described in the items “Operating and Financial Review and Prospects,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	Predecessor Company
	Year Ended December 31,2005	Year Ended December 31,2006	January 1 through September 30, 2007	October 1 through December 31, 2007	Year Ended December 31, 2008
(in US$ thousands, except for share data)

Statement of Income Data:

Revenues, net	7,804	8,288	5,020	1,995	23,439

Gross profit	5,066	5,485	2,340	978	10,002

Operating income (loss)	3,628	3,774	532	(684)	(5,123)

Interest expenses	(703)	(721)	(743)	(1,474)	(8,742)

Income (loss) before income tax	2,984	3,154	222	(2,095)	(12,844)

Net profit (loss)	2,861	2,925	24	(2,155)	(14,173)

Loss per share

Basic				(0.87)	(1.87)

Diluted				(0.87)	(1.87)

Weighted average number ordinary shares, Basic and diluted

Basic				2,066,680	7,417,512

Diluted				2,066,680	7,417,512

	Predecessor Company
	As of December 31, 2005	As of December 31, 2006	As of September 30, 2007	As of December 31, 2007	As of December 31, 2008

(in US$ thousands)

Balance Sheet Data:

Cash	355	303	867	12,639	29,182

Prepaid expenses and advances	1,791	1,165	667	669	9,236

Total current assets	3,150	2,649	2,830	16,194	43,792

Property, plant & equipment, net	20,197	20,946	21,324	20,722	79,877

Intangible assets, net	-		-	18,363	57,126

Total assets	23,998	23,840	24,812	69,496	183,076

Current portion of long term debt, net of discount	1,859	1,921	1,998	9,618	9,482

Accounts payable	12,129	9,624	8,736	2,461	8,872

Note payable – minority interest	-	-	-	17,218	55,420

Liabilities to be settled by minority interest	-	-	-	12,461	-

Total current liabilities	14,943	12,543	13,895	43,247	83,067

Convertible notes, net of discounts	-	-	-	-	16,684

Notes payable – minority interest, net of current portion	-	-	-	17,047	51,778

Notes payable, net of discount and current portion	-	-	-	7,478	-

Total liabilities	14,943	12,543	13,895	67,772	151,528

Total stockholder’s equity	9,055	11,297	10,917	1,702	29,779

Exchange Rate Information

Our business is currently conducted in and from China in Renminbi. In this annual report, all references to “Renminbi” and “RMB” are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the middle rate between buying and selling as published by the People’s Bank of China of the PRC. For reader convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2008 at US$1.00: RMB6.8346, which was the middle rate on December 31, 2008. The published middle rate on June 30, 2009 was US$1.00: RMB 6.8319. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign trade.

The following table sets forth the average middle rates for Renminbi expressed as per one U.S. dollar for the years 2004, 2005, 2006, 2007 and 2008:

Year	Renminbi Average(1)
2004	8.2768
2005	8.1826
2006	7.9579
2007	7.6040
2008	6.9451

(1)	Determined by averaging the middle rate between buying and selling rates on the last business day of each month during the relevant period.

The following table sets forth the high and low middle rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
December 31, 2008	6.8527	6.8322
January 31, 2009	6.8399	6.8360
February 28, 2009	6.8398	6.8327
March 31, 2009	6.8395	6.8293
April 30, 2009	6.8370	6.8250
May 31, 2009	6.8324	6.8201
June 30, 2009	6.8368	6.8302

B.  Capitalization and Indebtedness

Not required.

C .   Reasons for the Offer and Use of Proceeds

Not required.

D.   Risk factors

Risks Relating to Our Business

Our subsidiary China Cablecom Ltd. is in default under certain of its debt obligations.

Our subsidiary China Cablecom Ltd. received from one of its lenders a notice of default as a result of China Cablecom Ltd.’s failure to make its scheduled April 9, 2009 principal and interest payment of approximately $2.2 million under a promissory note issued in connection with the $20.0 million bridge financing that preceded our merger with Jaguar Acquisition Corporation (the “Bridge Notes”).  Accordingly, the lender gave notice that the April 2009 principal and interest payment and all other obligations under the promissory note held by such lender were immediately due and payable together with related penalties.  As a result, China Cablecom Ltd. is currently in default under the Bridge Note.  Such default may have material adverse effect on our operations, financial condition, and results of operations.  The Company sought tolling agreements from all of the holders of the promissory notes issued in connection with the bridge financing that funds consisting of outstanding principal amount together with any unpaid and accrued interest (aggregating to approximately $11.0 million on the due date, including the approximate $2.2 million owed to the lender mentioned above), had been made available in a separate fund during the process of arranging for the conversion of Renminbi in China. While most lenders provided such tolling agreements, they were only effective until April 30, 2009 and as of June 30, 2009, the full amount of principal, interest and penalty provisions are now due and payable.  We are currently working to resolve this matter with investors holding the Bridge Notes of China Cablecom Ltd. by negotiating a comprehensive debt restructuring package.  However, there is no assurance that we will be able to agree to such a restructuring package as may be necessary to bring China Cablecom Ltd. out of default.

We have a very limited operating history, which may make it difficult for you to evaluate our business and prospects.

We acquired Binzhou Broadcasting and Television Information Network Co., Ltd. (“Binzhou Broadcasting”) in September 2007 and Hubei Chutian Video Communication Network Co., Ltd. (“Hubei Chutian”) in June 2008. As a result, our operating history is very limited and, accordingly, the revenue and income potential of our business and markets are unproven. Binzhou Broadcasting’s and Hubei Chutian’s historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects, particularly in view of the fact that the networks comprising the operations of Binzhou Broadcasting and Hubei Chutian have historically been operated independently.

We also face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

•	develop new customers or new business from existing customers;

•	expand the technical sophistication of the products we offer;

•	respond effectively to competitive pressures;

•	attract and retain qualified management and employees; and

•	adverse effect on our business caused by the global financial crisis.

We may not meet internal or external expectations regarding our future performance. If we are not successful in addressing these risks and uncertainties, our business, operating results and financial condition may be materially adversely affected.

We must make significant intercompany loans to Binzhou Broadcasting and Hubei Chutian to preserve our consolidation of the operating results of Binzhou Broadcasting for financial reporting purposes.

Although we are currently entitled to consolidate the financial position and operating results of Binzhou Broadcasting and Hubei Chutian in our financial statements under US GAAP, this is the result of the ratio of risk and rewards borne by us regarding the operations of the two businesses, which in turn is dependent on the significant level of intercompany debt we have extended to them. Pursuant to the terms of the Asset Transfer Agreement with the local state-owned enterprise, Binzhou Guangdian Network Co., Ltd. (“Binzhou SOE”), Binzhou Broadcasting must complete the payment for all assets to be transferred not later than August 2008, which was later extended to December 31, 2008, further extended to January 31, 2009 and further extended to December 31, 2009. Pursuant to the terms of the Asset Transfer Agreement with the local state-owned enterprise, Hubei Chutian Radio and Television Information Network Co., Ltd. (“Hubei SOE”), Hubei Chutian must complete the payment for all assets to be transferred not later than July 2009. To the extent the financing for such payment is not in the form of an intercompany loan from us, our ability to preserve the accounting treatment of Binzhou Broadcasting and Hubei Chutian will be jeopardized.

We are required to seek additional financing and to amend or modify the terms of our existing debts to meet these obligations. There can be no assurance that any such additional financing will be available on acceptable terms or at all or that such lenders will be willing to amend or modify the terms of the outstanding notes. Any such failure to secure additional financing by us will create a default under the terms of the two joint venture agreements between Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”) and the Binzhou SOE and Hubei SOE and likely result in us no longer being entitled to consolidate the financial position and results of operations of Binzhou Broadcasting and Hubei Chutian.

The PRC television broadcasting industry may not digitalize as quickly as we expect, as a result of which our revenues would be materially adversely affected.

Our future success depends upon the pace at which PRC television network operators switch from analog to digital transmission. Various factors may cause PRC television network operators to convert from analog to digital transmission at a slow pace. The PRC government, which has strongly encouraged television network operators to digitalize their networks and has set a target of 2015 for all, except for up to six, analog channels to be switched off, may relax or cancel the 2015 target. Also, PRC television viewers may fail to subscribe to digital television services in sufficient numbers to support wide-scale digitalization.

Existing and emerging alternative platforms for delivering television programs, including terrestrial networks, Internet protocol television and satellite broadcasting networks present a significant competitive risk to our business.

We compete with traditional terrestrial television networks for the same pool of viewers. As technologies develop, other means of delivering information and entertainment to television viewers are evolving. For example, some telecommunications companies in the PRC are seeking to compete with terrestrial broadcasters and cable television network operators by offering Internet protocol television, or IPTV, which allows telecommunications companies to stream television programs through telephone lines. While the PRC Ministry of Information Industry, or the MII, so far has issued only five IPTV licenses, it may issue significantly more licenses in the future. In addition, the State Administration of radio, Film and Television (“SARFT”) issued a broadcast license last year to the PRC’s first direct satellite broadcast company, which is expected to begin commercial operation this year. To the extent that the terrestrial television networks, telecommunications companies and direct satellite television network operators compete successfully with us for viewers, our ability to attract and retain subscribers may be adversely affected.

Changes in the regulatory environment of, and government policies towards, the PRC television network industry could materially adversely affect our revenues.

Strong PRC government support has been a significant driver of the PRC television broadcasting industry’s transition from analog to digital transmission. Although the PRC government has set a target of 2015 for all television networks to switch to digital transmissions, terminating all analog transmissions except for up to six channels that will continue in service for the benefit of those unable to afford digital television, there is no assurance that the government will not change or adjust its digitalization policies at any time, including canceling or relaxing the target date for digitalization. If the digitalization process in the PRC were to be slowed down or otherwise adversely affected by any government action or inaction, we may not be able to develop new customers or attract new business from existing customers, and our revenues would be materially adversely affected.

Furthermore, the television broadcasting industry in the PRC is a highly regulated industry. Government regulations with respect to television broadcasting content, the amount and content of advertising, the pricing of pay-television subscriptions, the role of private-sector investment and the role of foreign investment significantly influence the business strategies and operating results of our customers. Among other things, the SARFT must approve the creation of new premium content channels and has the power to order television network operators to stop airing programs or advertising that it considers illegal or inappropriate. Any of such adverse government actions against television network operators could in turn cause us to lose existing or potential subscribers.

In China, the basic subscription fee for cable television is regulated, municipal cable television operators have to apply for approval at the local Price Bureau, which will then arrange public hearings to approve any subscription price changes. Although Binzhou Broadcasting has applied for and has acquired approval for a subscription fee raise from the Price Bureau in year 2006, there is no guarantee that any future partnership networks will succeed in getting approval for subscription fee raises for digital television services.

If significant numbers of television viewers in the PRC are unwilling to pay for digital television or value-added services, we may not be able to sustain our current revenue level.

We expect a substantial majority of our future revenue growth to be derived from the introduction of digital television subscriptions to viewers. However, we may be unsuccessful in promoting digital television or value-added services. In 2008, we expected 120,000 existing subscribers to upgrade to digital television, whereas only 2,000 subscribers actually upgraded their service. While we believe that this reduced rate of migration was due in part to transition issues and the lack of an effective marketing and rollout plan, television viewers in the PRC are accustomed to receiving television for free or for a very low price. Even viewers who are accustomed to paying for cable television subscriptions have historically paid very low rates and may not be willing to pay significantly higher rates for digital television services, or additional fees for value-added services. If we are unable to carry unique and compelling content to differentiate us from direct satellite TV service providers and telecom companies, or offer digital cable TV value-added services that meet viewers’ needs at an affordable price, we may find it difficult to persuade viewers to accept the pay-television model or pay more for digital cable television or value-added services than viewers have historically paid for analog cable television. In that event, our customers’ digital subscriber numbers may not grow and we may be unable to sustain our current revenue level.

Our officers and directors may allocate their time to other businesses, and may be affiliated with entities that may cause conflicts of interest. In particular, our principal shareholder and Executive Chairman is subject to potentially conflicting duties to another company he established to pursue business opportunities in the PRC.

Messrs. Ng and Pu and certain of our other officers and directors have the ability to allocate their time to other businesses and activities, thereby causing possible conflicts of interest in their determination as to how much time to devote to our affairs.

These individuals are engaged in several other business endeavors and are not obligated to devote any specific number of hours to our affairs. If other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ongoing business. Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us or otherwise, and accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular investment or business opportunity should be presented. Moreover, in light of our officers’ and directors’ existing affiliations with other entities, they may have fiduciary obligations to present potential investment and business opportunities to those entities in addition to presenting them to us, which could cause additional conflicts of interest. While we do not believe that any of our officers or directors has a conflict of interest in terms of presenting to entities other than our investment and business opportunities that may be suitable for us, conflicts of interest may arise in the future in determining to which entity a particular business opportunity should be presented. We cannot assure you that any conflicts will be resolved in our favor. These possible conflicts may inhibit the activities of such officers and directors in seeking acquisition candidates to expand our geographic reach or broaden our service offerings. For a complete description of our management’s other affiliations, see “Directors and Management.” In any event, it cannot be predicted with any degree of certainty as to whether or not Mr. Ng, Mr. Pu or our other officers or directors will have a conflict of interest with respect to a particular transaction as such determination would be dependent upon the specific facts and circumstances surrounding such transaction at the time.

Mr. Ng, our Executive Chairman, entered into a settlement agreement with China Broadband, Inc., another company he organized to pursue broadband cable opportunities in the PRC, and certain of its shareholders and consultants, relating to possible claims that China Broadband and such shareholders and consultants suggested might be brought by China Broadband against Mr. Ng for his activities in forming China Cablecom. If the parties to the settlement agreement fail to observe the terms of the agreement, China Cablecom Holdings may be involved in burdensome and time-consuming litigation in order to establish clear entitlement to the Binzhou Broadcasting operations.

In particular, notwithstanding the terms of the settlement and the amendment to Mr. Ng’s employment agreement with China Broadband, Ltd., Mr. Ng’s continuing relationship with China Broadband could lead to future claims of violation of his duties to China Broadband in the event future acquisitions in the PRC are offered to us rather than China Broadband, notwithstanding the express terms of the revised employment agreement and provisions of the settlement agreement. Mr. Ng’s revised employment agreement with China Broadband contains an express provision permitting Mr. Ng to resign from China Broadband in the event an acquisition arises that involves the business of China Cablecom, which is how Mr. Ng currently intends to handle opportunities in the future that could create a situation similar to that which led to the settlement agreement.

The settlement agreement contains a provision recognizing that the provision of integrated cable television services in the People’s Republic of China and related activities is our business and the provision of stand-alone independent broadband services is the business of China Broadband. However, notwithstanding the terms of the settlement agreement and the amendment to Mr. Ng’s employment agreement with China Broadband, Mr. Ng’s continuing relationship with China Broadband could lead to future claims of violation of his duties to China Broadband in the event future acquisitions in the PRC are offered to China Cablecom Holdings rather than China Broadband, notwithstanding his current intention to resign in such circumstances.

If shareholders sought to sue our officers or directors, it may be difficult to obtain jurisdiction over the parties and access to the assets located in the PRC.

Because most of our officers and directors reside outside of the U.S., it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against such officers and directors by shareholders in the U.S. It also is unclear if extradition treaties now in effect between the U.S. and the PRC would permit effective enforcement of criminal penalties of the federal securities laws. Furthermore, because substantially all of our assets are located in the PRC, it would also be extremely difficult to access those assets to satisfy an award entered against us in U.S. court. Moreover, we have been advised that the PRC does not have treaties with the U.S. providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may not be possible for investors in the U.S. to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of our directors and officers under federal securities laws.

The Chinese government could change its policies toward, or even nationalize, private enterprise, which could reduce or eliminate our interests.

Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government that result in a change of laws, regulations, their interpretation, or the imposition of high levels of taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect our business and operating results. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China.

Foreign exchange regulations in the PRC may affect our ability to pay dividends in foreign currency or conduct other foreign exchange business.

Renminbi, or RMB, is not presently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB or to make dividends or other payments in U.S. dollars. The PRC government, through the State Administration for Foreign Exchange (“SAFE”), regulates conversion of RMB into foreign currencies. Currently, Foreign Invested Enterprises (such as China Cablecom) are required to apply for “Foreign Exchange Registration Certificates” and to renew those certificates annually. However, even with that certification, conversion of currency in the “capital account” (e.g. for capital items such as direct investments or loans) still requires the approval of SAFE. There is no assurance that SAFE approval will be obtained, and if it is not, it could impede our business activities.

The Onshore and Offshore Loan Agreements may be scrutinized by the SAFE

In June and July of 2008, China Cablecom entered into 2 loan agreements, whereby, China Cablecom extended 2 loans in U.S. dollars to Rich Dynamic Limited, a Hong Kong company, (“RDL”), which amount in aggregate, to U.S. dollars 38,000,000. These loans were utilized as payment to a shareholder (“Shareholder”) of Chengdu Chuanghong Jinsha Real Estate Co., Ltd. (“Chengdu Chuanghong”), for the purpose of acquiring 60% of the equity interest in this company.  After payment was made to the Shareholder, 2 RMB loans were extended by the Shareholder to JYNT, pursuant to the loan agreements entered into between the Shareholder and JYNT, which amount in aggregate to RMB 224,000,000.

Although neither of the loan transactions contravenes PRC Law, we cannot ensure that the SAFE will not regard the transactional arrangement (taken as a whole) as an attempt to circumvent the SAFE’s scrutiny over foreign exchange. If the SAFE deems the transactional arrangement to be illegal, it may levy fines and restrict our ability to transfer funds to our PRC subsidiaries. As a result, the development of our business may be adversely affected.

We may have difficulty establishing adequate management, legal and financial controls in the PRC, which could result in misconduct and difficulty in complying with applicable laws and requirements.

As a quasi-governmental business in the PRC, our networks have not historically focused on establishing Western-style management and financial reporting concepts and practices, as well as modern banking, computer and other internal control systems. We may have difficulty in hiring and retaining a sufficient number of qualified internal control employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards, especially on the operation level of our joint ventures with municipal cable TV network operators.

Being a foreign private issuer may exempt us from certain Securities and Exchange Commission requirements that provide shareholders the protection of information that must be made available to shareholders of United States public companies.

As a foreign private issuer. we are exempt from certain provisions applicable to United States public companies including:

•	The rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	The sections of the Securities Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Securities Exchange Act;

•	Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
The sections of the Securities Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our shareholders may not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Risks Relating to our Corporate Structure

We exercise voting and economic control over Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”) pursuant to contractual agreements with the shareholders of JYNT that may not be as effective as direct ownership.

As a result of the contractual agreements entered into between our indirect subsidiary Heze Cablecom Network Technology Co., Ltd., a PRC company (“HZNT”), and the shareholders of JYNT, we control and are considered the primary beneficiary of JYNT, and are entitled to consolidate the financial results of JYNT, which includes JYNT’s 60% economic interest in the financial results of Binzhou Broadcasting and JYNT’s 60% economic interest in the financial results of Hubei Chutian. While the terms of these contractual agreements are designed to minimize the operational impact of governmental regulation of the media, cultural and telecommunications industries in the PRC, and provide us with voting control and the economic interests associated with the shareholders’ equity interest in JYNT, they are not accorded the same status at law as direct ownership of JYNT and may not be as effective in providing and maintaining control over JYNT as direct ownership. For example, we may not be able to take control of JYNT upon the occurrence of certain events, such as the imposition of statutory liens, judgments, court orders, death or capacity. If the PRC government proposes new laws or amends current laws that are detrimental to the contractual agreements with JYNT, such changes may effectively eliminate our control over the JYNT and our ability to consolidate the financial results of Binzhou Broadcasing and Hubei Chutian, JYNT’s sole operational assets. In addition, if the shareholders of JYNT fail to perform as required under those contractual agreements, we will have to rely on the PRC legal system to enforce those agreements, and there is no guarantee that we will be successful in an enforcement action.

Furthermore, if we, or HZNT, were found to be in violation of any existing PRC laws or regulations, the relevant regulatory authorities would have broad discretion to deal with such violation, including, but not limited to the following:

•	levying fines;

•	confiscating income; and/or

•	requiring a restructure of ownership or operations.

JYNT has a 49% equity interest in each of Binzhou Broadcasting and Hubei Chutian and the failure by the Binzhou SOE or the Hubei SOE to perform its obligations under the respective  joint venture agreements and services agreements may negatively impact our ability to consolidate the financial operations of Binzhou Broadcasting and Hubei Chutian.

JYNT has entered into a joint venture agreement and a series of services agreements that, pursuant to applicable accounting principles, entitles JYNT to consolidate 60% of the operating results of Binzhou Broadcasting, although JYNT only has a 49% equity interest and the Binzhou SOE has retained control of the joint venture.  JYNT has also entered into a joint venture agreement and a series of services agreements that, pursuant to applicable accounting principles, entitles JYNT to consolidate 60% of the operating results of Hubei Chutian, although JYNT only has a 49% equity interest and the local state-owned enterprise, Hubei Chutian Radio and Television Information Network Co., Ltd. (“Hubei SOE”) has retained control of the joint venture.  Because JYNT lacks actual control over Binzhou Broadcasting and Hubei Chutian, JYNT, and us through our contractual arrangements with the shareholders of JYNT, are protected in our dealings with the Binzhou SOE and the Hubei SOE only to the extent provided for in the joint venture agreement and the services agreements. If either the Binzhou SOE or the Hubei SOE fails to observe the requirements of its respective  joint venture agreement and other services agreements with JYNT, we may have to incur substantial costs and resources to enforce such arrangement, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. If the shareholders of JYNT and us are unable to compel the Binzhou SOE or Hubei SOE to observe the requirements of its respective joint venture agreement and the services agreements, we may be forced to account for the financial results and position of Binzhou Broadcasting and Hubei Chutian pursuant to different accounting principles, effectively eliminating our sole operational assets.

The agreements that establish the structure for operating our business may result in the relevant PRC government regulators revoking or refusing to renew Binzhou Broadcasting’s or Hubei Chutian’s operating permit.

Each of Binzhou Broadcasting and Hubei Chutian obtains exclusive operating rights by entering into exclusive service agreements with Binzhou SOEs and Hubei SOEs, respectively, who are 100% owned by different levels of branches of SARFT in Binzhou Municipality and Hubei Municipality, respectively. Binzhou SOEs and Hubei SOEs enjoy the right to provide cable access services in their respective territories. Any foreign-invested enterprise incorporated in the PRC, such as our subsidiary, HZNT, is prohibited from conducting a business involving the transmission of broadcast television or the provision of cable access services. Our contractual arrangements with JYNT and its shareholders provide us with the economic benefits of Binzhou Broadcasting and Hubei Chutian. If SARFT determines that our control over JYNT, or our relationship with Binzhou Broadcasting or Hubei Chutian through those contractual arrangements, is contrary to their generally restrictive approach towards foreign participation in the PRC cable television industry, there can be no assurance that SARFT will not reconsider Binzhou Broadcasting’s or Hubei Chutian’s eligibility to hold exclusive rights to provide operating services or cable access services to Binzhou SOEs or Hubei SOEs. If that were to happen, we might have to discontinue all or a substantial portion of our business pending the approval of exclusive service and operating rights on the required operating permits held by Binzhou SOEs and Hubei SOEs. In addition, if we are found to be in violation of any existing or futures PRC laws or regulations, the relevant regulatory authorities, including the SARFT, would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking the business licenses or operating licenses of our PRC affiliates and Binzhou SOE and Hubei SOE, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

Risks Relating to the People’s Republic of China

Adverse changes in economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our services and materially adversely affect our business.

All of our assets are located in and all of our revenue is sourced from the PRC. Accordingly, our business, financial condition, results of operations and prospects will be influenced to a significant degree by political, economic and social conditions in the PRC generally and by continued economic growth in the PRC as a whole.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decade, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially adversely affect our business and operations.

Under the EIT Law, we, China Cablecom Company Limited, and China Cablecom each may be classified as a “resident enterprise” of the PRC. Such classification could result in unfavorable tax consequences to us, China Cablecom Company Limited, China Cablecom  and our non-PRC security holders.

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”), which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. Under this notice, an overseas incorporated enterprise will be recognized as a PRC resident enterprise if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations is primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. However, even under this new notice, it is still unclear whether PRC tax authorities would require us, China Cablecom Company Limited, and/or China Cablecom to be treated as a PRC resident enterprise.

If the PRC tax authorities determine that we, China Cablecom Company Limited, and/or China Cablecom is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we, China Cablecom Company Limited, and/or China Cablecom may be subject to enterprise income tax at a rate of 25% on our and/or China Cablecom’s worldwide taxable income, as the case may be, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividends paid to us from China Cablecom’s PRC subsidiaries through China Cablecom Company Limited, its Hong Kong sub-holding company, assuming we, China Cablecom and China Cablecom Company Limited, are each treated as a “resident enterprise” under the EIT Law, may qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to withholding tax generally at a rate of 10% (or, if the Double Tax Avoidance Agreement between Hong Kong and Mainland China is applicable, 5%). Finally, the new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC security holders and gains derived by our non-PRC security holders from transferring our securities, if such income is considered PRC-sourced income by the relevant PRC tax authorities.

If any such PRC taxes apply to a non-PRC security holder, such security holder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such security holder’s domestic income tax liability (subject to applicable conditions and limitations). You should consult with your own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

Risks Relating to Being Incorporated in the British Virgin Islands

We are a British Virgin Islands company and, because the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the BVI Business Companies Act, 2004 (as amended) of the British Virgin Islands (the “Act”) and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibility of the directors under British Virgin Islands law are governed by the Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of shareholders and the fiduciary responsibilities of directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law, and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature.

The laws of the British Virgin Islands provide statutory protection for minority shareholders.

Under the laws of the British Virgin Islands, there is some statutory law for the protection of minority shareholders under the Act. The principal protection under statutory law is that shareholders may bring an action to enforce our Amended and Restated Memorandum and Articles of Association. The Act sets forth the procedure to bring such a claim. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the Amended and Restated Memorandum and Amended and Restated Articles of Association.  Companies are not obligated to appoint an independent auditor and shareholders are not entitled to receive the audited financial statements of the company.

There are common law rights for the protection of shareholders that may be invoked (such rights have also now been given statutory footing under the Act), largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum or articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority, (ii) acts that constitute fraud on the minority where the wrongdoers control the company, (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote, and (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the U.S.

The Act has introduced a series of remedies available to members. Where a company incorporated under the Act conducts some activity which breaches the Act or the company's memorandum and articles of association, the court can issue a restraining or compliance order. Members can now also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members' remedies have also been incorporated into the Act – where a member of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may now apply to the BVI court for an order on such conduct.

Any member of a company may apply to the BVI court for the appointment of a liquidator for the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

The Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger; (b) a consolidation; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10 percent, or fewer of the issued shares of the company required by the holders of 90 percent, or more of the shares of the company pursuant to the terms of the Act; and (e) an arrangement, if permitted by the court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by the company's memorandum and articles of association.

If outstanding warrants are exercised, the underlying ordinary shares will be eligible for future resale in the public market. “Market overhang” from the warrants results in dilution and has an adverse effect on the ordinary shares’ market price.

We have outstanding warrants and unit purchase options to purchase an aggregate of up to 10,493,334 ordinary shares. If they are exercised, a substantial number of additional ordinary shares will be eligible for resale in the public market, which could adversely affect the market price.

Because we do not intend to pay dividends shareholders will benefit from an investment in our ordinary shares only if they appreciate in value.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain all future earnings, if any, for use in the operations and expansion of the business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our Board of Directors and will depend on factors our Board of Directors deems relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of China Cablecom Holdings’ credit facilities, if any, and any other financing arrangements. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of the ordinary shares. There is no guarantee that our ordinary shares will appreciate in value.

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes, which could result in significantly greater U.S. federal income tax liability to us.

Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”) generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. If Section 7874(b) were to apply to the Redomestication Merger and Business Combination (as each such term is defined in the section of this Annual Report entitled “Information on the Company”), then, among other things, we would be subject to U.S. federal income tax on our worldwide taxable income following the Redomestication Merger and Business Combination as if we were a domestic corporation. Although it is not expected that Section 7874(b) will apply to treat us as a domestic corporation for U.S. federal income tax purposes, this result is not entirely free from doubt. As a result, shareholders and warrant holders are urged to consult their tax advisors on this issue. The balance of this discussion (including the discussion in the section of this Annual Report entitled “Taxation—United States Federal Income Taxation”) assumes that we will be treated as a foreign corporation for U.S. federal income tax purposes.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be classified as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year during which a U.S. Holder (as defined in the section of this Annual Report captioned ‘‘Taxation – United States Federal Income Taxation – General’’) held our ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries in 2008, we do not anticipate that we will be treated as a PFIC in 2008. Notwithstanding the foregoing, our view that we will not be treated as a PFIC in 2008 is not free from doubt because of, among other things, the significant cash position and uncertainties relating to the actual values of the other assets of us and our subsidiaries in 2008. Our actual PFIC status for any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for 2008 or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report captioned ‘‘Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders of Our Ordinary Shares and Warrants—Passive Foreign Investment Company Rules.’’

ITEM 4. INFORMATION ON THE COMPANY

A.  History and Development of the Company.

China Cablecom Holdings was formed on October 25, 2007, in the British Virgin Islands, and operates through a wholly-owned subsidiary China Cablecom Ltd., a British Virgin Islands company, which (through subsidiaries) is a joint-venture provider of cable television services in the PRC, operating in partnership with a local state-owned enterprise (“SOE”) authorized by the PRC government to control the distribution of cable TV services. China Cablecom acquired the network it currently operates in Binzhou, Shandong Province in September 2007 and in Hubei Province in June 2008 by entering into a series of asset purchase and services agreements with a company organized by SOEs owned directly or indirectly by local branches of SARFT in five different municipalities to serve as a holding company of the relevant businesses.

China Cablecom Ltd.’s operating activity from October 6, 2006 (inception date) to September 30, 2007, was limited and related to its formation, and professional fees and expenses associated with its acquisition activities.

On September 20, 2007, China Cablecom Ltd. entered into a Purchase Agreement with several accredited investors (the “Purchase Agreement”), and consummated the private placement of 20,000,000 units, each unit consisting of (i) a promissory note in the face amount of $499,808, bearing interest at the rate of 10% per annum (the “Note”), and (ii) 19,167 detachable shares of China Cablecom Ltd.’s Class A Preferred Stock (the “Units”). As security for the Notes, Mr. Clive Ng pledged and granted to the investors, on a pro rata basis, a first priority lien on 50.1% of the ordinary shares of China Cablecom Ltd. owned by him. The proceeds of the sale and issuance of the Units were used in the following manner: (i) $12.0 million was used to finance the acquisition through contractual arrangements of Binzhou Broadcasting and (ii) $8 million was used for working capital, including payment of certain administrative, legal, investment banking and accounting fees, repayment of loans in the aggregate amount of $720,000 owed to Mr. Ng and a $475,000 loan made to Jaguar Acquisition Corporation (“Jaguar”). Jaguar used the proceeds of this loan for working capital expenses associated with completing its acquisition of China Cablecom Ltd. After its merger with and into China Cablecom Holdings, Jaguar ceased to exist and the loan was assumed by China Cablecom Holdings and continues to be in effect an intercompany obligation.

On April 9, 2008, pursuant to the terms of an Agreement and Plan of Merger, dated October 30, 2007 (“Merger Agreement”), Jaguar merged with and into (the “Redomestication Merger”) China Cablecom Holdings, its wholly-owned British Virgin Islands subsidiary, for the purpose of redomesticating Jaguar to the British Virgin Islands as part of the acquisition of China Cablecom Ltd., and China Cable Merger Co., Ltd., a wholly-owned British Virgin Islands subsidiary of China Cablecom Holdings (“China Cable Merger Co.”), merged with and into China Cablecom Ltd., resulting in China Cablecom Ltd. becoming a wholly-owned subsidiary of China Cablecom Holdings (the “Business Combination”).

At the closing of the Business Combination, China Cablecom Holdings issued to China Cablecom’s shareholders aggregate merger consideration of 2,066,680 of ordinary shares and China Cablecom Holdings assumed approximately $20 million in outstanding debt of China Cablecom.

In connection with the approval of the merger at the April 9, 2008 Special Meeting of Stockholders of Jaguar, the stockholders of Jaguar also approved (i) the adoption of China Cablecom Holdings’ 2007 Omnibus Securities and Incentive Plan, which provides for the grant of up to 10,000,000 ordinary shares of China Cablecom Holdings or cash equivalents to directors, officers, employees and/or consultants of China Cablecom Holdings and its subsidiaries; (ii) the grant of up to 8,120,000 ordinary shares (‘‘Performance Shares’’), pursuant to consulting and other arrangements to certain of Jaguar’s and China Cablecom’s insiders in connection with the Business Combination upon the achievement of certain financial goals of China Cablecom Holdings following the Business Combination; and (iii) the payment of cash bonuses of up to $5,000,000 to certain officers and directors of Jaguar and China Cablecom following the exercise of existing warrants after the Business Combination.

The Company consummated a convertible debt financing in May 2008 with current and new investors involving the issuance of an aggregate of $43.175 million principal amount at maturity of secured convertible notes and approximately 1.525 million ordinary shares to assist in securing its acquisition of Hubei Broadcasting. Interest was prepaid at closing, resulting in net proceeds (excluding existing investors who reinvested principal and interest repayments in the new issuance) to the Company of approximately $25.8 million. Chardan Capital Markets, LLC, Lazard Frères & Co. LLC and Roth Capital Partners , LLC acted as co-placement agents.

The 3-year senior secured convertible notes bear an interest rate of 9.99% per annum and are secured by a pledge of the stock of the Company’s wholly-owned subsidiary, China Cablecom Ltd., and all other assets owned by the Company outside of the People’s Republic of China. The notes are convertible into shares of the Company’s ordinary shares at a conversion price of $9.50 per share and are guaranteed by China Cablecom Ltd. as to the principal, interest and all other amounts due thereunder. In addition, the Company issued approximately 1.525 million ordinary shares to the investors and is obligated to issue an additional approximate 125,000 shares if the notes are not repaid upon the first anniversary of the closing and an additional approximate 300,000 shares if the notes are not repaid upon the second anniversary of the closing. Additionally, the Company has the ability to prepay the notes for a total of $34 million upon the first anniversary of their issuance and any time thereafter at prepayment amounts equal to such amount plus additional amounts equal to approximately 10 5/8% of the principal amount of maturity per annum of such notes, based on the number of days from such first anniversary to such date of prepayment. To the extent that the Company calls its outstanding warrants and such warrants are exercised, it is required to repay the notes with the net proceeds from such warrant exercise.

Joint Venture with Binzhou Guangdian Network Co., Ltd. and China Cablecom.

In September 2007, China Cablecom entered into a Framework Agreement through its affiliated company, JYNT, to purchase a 49% equity interest and 60% economic benefit in a newly created joint venture, Binzhou Broadcasting and Television Information Network Co., Ltd. (“Binzhou Broadcasting”). The local state-owned enterprise, Binzhou Guangdian Network Co., Ltd. (“Binzhou SOE”), agreed to contribute certain assets and businesses for a 51% equity interest in Binzhou Broadcasting. Binzhou SOE was organized in 2006 to aggregate various local state-owned cable assets and businesses within the city of Binzhou, China. Prior to the formation of Binzhou Broadcasting, Binzhou SOE consolidated the following five cable operating companies and networks:

•	Binzhou Guang Shi Network Co., Ltd.;

•	Huiming Cable Network Co., Ltd.;

•	Boxing Dian Guang Media Co., Ltd.;

•	Zouping Cable Network Center; and

•	Binzhou Guang Dian Cable Network Center.

In order to comply with current PRC laws limiting foreign ownership in the cable industry, Binzhou Broadcasting operates in a joint venture and China Cablecom manages its interest in the joint venture through direct ownership of wholly foreign owned entities and affiliated companies wholly owned by PRC citizens. China Cablecom entered into contractual arrangements, through its affiliated PRC company, JYNT, to provide marketing, strategic consulting and technical support and services to Binzhou Broadcasting for a fee of 11% of the net profits of the joint venture. In addition, in the Framework Agreement between JYNT and the Binzhou SOE, JYNT has the ability to control certain aspects of the financing and management of Binzhou Broadcasting arising from a veto right it holds regarding the appointment of the general manager of Binzhou Broadcasting, the right to appoint the chief financial officer of Binzhou Broadcasting and an obligation to provide continued financial resources for investment and capital expenditure for the future expansion of the joint venture’s operations. As a result, China Cablecom has the ability to substantially influence the joint venture’s daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder vote. In addition, China Cablecom enjoys 60% of the economic benefits of the joint venture through its 11% fee of net profit combined with its 49% ownership interest. The other provisions of the Framework Agreement (including an appraisal of the assets of Binzhou Broadcasting, the initial capitalization of Binzhou Broadcasting and a prohibition on the Binzhou SOE establishing a competing network in the cooperation area) have either been performed in full or are contained in the formal agreement entered into subsequent thereto.

Joint Venture with Hubei Chutian Radio and Television Information Network Co., Ltd. and China Cablecom.

In June 2008, China Cablecom entered into a Framework Agreement through its affiliated company, JYNT, to purchase a 49% equity interest and 60% economic benefit in a newly created joint venture, Hubei Chutian Video Communication Network Co., Ltd. (“Hubei Chutian”). The local state-owned enterprise, Hubei Chutian Radio and Television Information Network Co., Ltd. (“Hubei SOE”), agreed to contribute certain assets and businesses for a 51% equity interest in Hubei Chutian. Hubei SOE was organized under the laws of the PRC to aggregate various local state-owned cable assets and businesses within the Province of Hubei, China.

In order to comply with current PRC laws limiting foreign ownership in the cable industry, Hubei Chutian operates in a joint venture and China Cablecom manages its interest in the joint venture through direct ownership of wholly foreign owned entities and affiliated companies wholly owned by PRC citizens. China Cablecom entered into contractual arrangements, through its affiliated PRC company, JYNT, to provide marketing, strategic consulting and technical support and services to Hubei Chutian for a fee of 11% of the net profits of the joint venture. In addition, in the Framework Agreement between JYNT and the Hubei SOE, JYNT has the ability to control certain aspects of the financing and management of Hubei Chutian arising from a veto right it holds regarding the appointment of the general manager of Hubei Chutian, the right to appoint the chief financial officer of Hubei Chutian and an obligation to provide continued financial resources for investment and capital expenditure for the future expansion of the joint venture’s operations. As a result, China Cablecom has the ability to substantially influence the joint venture’s daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder vote. In addition, China Cablecom enjoys 60% of the economic benefits of the joint venture through its 11% fee of net profit combined with its 49% ownership interest.

On September 30, 2008, JYNT and Hubei SOE entered into a Supplementary Agreement to amend the Framework Agreement. Pursuant to the amended Framework Agreement, JYNT is obligated to: (a) contribute RMB 51 million to Hubei Chutian for its registered capital and capital reserves within 6 months after the establishment of Hubei Chutian; (b) contribute RMB 140 million in initial financial support to Hubei Chutian after the establishment of Hubei Chutian; and  (c) contribute RMB 223 million in financial support, in addition to the initial financial support (i.e., RMB 140 million), to Hubei Chutian through contractual arrangements, within 6 months after the Closing (as defined in the Framework Agreement). To date, JYNT has not met some of its abovementioned payment obligations. However, both parties wish to cooperate and carry out the transactions set out under the Framework Agreement. The parties are in negotiations to make certain modifications (i.e., payment schedule), but the specific terms of any new amendments to the Framework Agreement have not yet been concluded.

Our registered office is located at Kingston Chambers, P. O. Box 173, Road Town, Tortola, British Virgin Islands.  Our principal executive office is located at 1 Grand Gateway, 1 Hongqiao Road, Shanghai, 200030, People’s Republic of China.  The telephone number of our principal executive office is (86) 21 6207-9731.  We currently do not have an agent for service of process in the United States.

B.  Business Overview

Overview

We are a joint-venture provider of cable television services in the PRC, operating in partnership with a local state-owned enterprise authorized by the PRC government to control the distribution of cable TV services (“SOE”). We acquired the network we currently operate in Binzhou, Shandong Province in September 2007 and in Hubei Province in June 2008 by entering into a series of asset purchase and services agreements with a company organized by SOEs owned directly or indirectly by local branches of SARFT in five different municipalities to serve as a holding company of the relevant businesses. Due to restrictions on foreign ownership of PRC media and broadcasting entities, our 49% joint venture interest is held through a series of contractual arrangements intended to result in the risks and benefits of Binzhou Broadcasting’s and Hubei Chutian’s operations being primarily borne by us, rather than through a direct ownership of equity securities. In addition to seeking to avoid a violation of PRC law, these arrangements provide, under relevant principles of US GAAP, for the consolidation of 60% of the results of operations, financial position and cash flows of Binzhou Broadcasting and Hubei Broadasting by us. These contractual arrangements each have an initial term of 20 years. The parties may mutually seek to extend these agreements upon the expiry of the current term. We are not aware of any legal impediments that may affect the renewal of these agreements under current PRC laws. In order for us to continue to derive the economic benefits from the operation of Binzhou Broadcasting and Hubei Chutian, it must renew these agreements. Binzhou Broadcasting operates a cable network with 477,910 paying subscribers as of December 31, 2008 and Hubei Chutian operates a cable network with over 1,000,000 paying subscribers as of December 31, 2008 . China Cablecom’s strategy is to replicate the acquisition by operating partnership model in other municipalities in the PRC and then introduce operating efficiencies and increase service offerings in the networks it has acquired.

The PRC Cable Industry

China is the world’s largest cable television market in subscriber volume. As of December 31, 2006, China had 139 million cable households, or 38% of television-viewing households, nearly twice that of the U.S. and over one-third of the global cable user base. However, cable industry revenues in the PRC are less than 3% of the U.S. cable industry and based on widely available industry information digital cable penetration rates are reported to be very low compared to all television-viewing households. We expect to benefit from the following additional trends affecting the PRC and the Chinese cable TV industry:

•
Rising household incomes in the PRC.  According to a report by the McKinsey Global Institute, over the next 20 years more people will migrate to China’s cities for higher-paying jobs. These working consumers will create a new and significant middle class. McKinsey also notes that the trend in China is toward a younger middle class.

•
Government mandates ensure proliferation of digital cable. SARFT has mandated that China’s well-developed coastal areas must deploy digital cable by 2008. This will result in cable networks switching off their analog transmissions; the government has set a target of 2015 for operators nationwide to complete the digital transition. The government has placed further emphasis in major urban areas to complete the digitalization conversion in time for the 2008 Beijing Olympics.

•
New and dynamic product offerings.  The transition to digital cable benefits cable operators by expanding their market for premium product and service offerings to their customers. Examples that are more fully describe below, include broadband Internet access; premium content subscription; electronic programming guide, or EPG; video on-demand, VOD; personal video recorder, or PVR; and others.

•
Higher ARPU.  Digital cable offers cable network operators an opportunity to create new revenue streams. In addition, SARFT has authorized cable operators to apply for rate increases to cover the costs associated with digitalization. Recently, the government approved rate increase in excess of 70%. On average, subscribers in the PRC pay $1.50 per month for basic cable service compared to digital cable which averages $3.50 per month.

The following chart summarizes two recent studies on the impact of selected cable operators throughout the PRC and the impact on ARPU after the digitalization conversion. The average increase in ARPU for these 15 locations was 72%.

	Monthly subscription fee before and after digitalization (USD)

City/Location	Analog	Digital	% Increase

Chongqing	1.57	2.88	83%

Dalian	1.57	3.14	100%

Foshan	1.83	2.22	21%

Fuzhou	1.83	3.40	86%

Guangxi Province	1.70	3.40	100%

Guangzhou	2.22	3.46	56%

Hainan Province	2.09	3.40	63%

Hangzhou	1.83	1.83	0%

Hunan Province	2.16	3.27	52%

Jinan	1.70	3.66	115%

Qingdao	1.57	2.88	83%

Shanxi Province	1.83	3.14	71%

Shenzhen	2.09	3.66	75%

Taiyuan	1.57	3.01	92%

Zibo	1.70	3.66	115%

Average	1.83	3.14	72%

Source: SYWG Consulting and Research, 2007; Skillnet MI, 2007

Products and Service Offerings

Currently, we operate two cable networks, Binzhou Broadcasting and Hubei Chutian, and offer the following products and services to our customers: (i) basic analog and digital cable subscription services (including installation), referred to as video subscription services, (ii) landing service for satellite TV broadcasters, (iii) network leasing, (iv) broadband Internet, and (v) other services, including premium content and interactive.

Video subscription services.  The majority of the revenues are currently generated from video subscription services and related installation fees. As of December 31, 2008, the two networks we operate served 1,509,122 paying subscribers. Subscribers typically pay Binzhou Broadcasting and Hubei Chutian on an annual basis and generally may discontinue services at any time. Monthly subscription rates were ranging from RMB12 to RMB15.

Landing service for satellite TV broadcasters.  Satellite broadcasters in China have no network and must pay a ‘‘landing fee’’ to local cable operators. The landing fee for satellite TV to reach one household is approximately $0.04 per channel per year.

Network leasing.  Local enterprises in the PRC, such as hospitals, schools, financial institutions and telecommunications companies, do not have complete coverage within the region for their own local network. Accordingly, they rent network bandwidth from local cable companies to operate their internal communication networks among their subsidiaries and branches.

Broadband Internet.  Binzhou Broadcasting and Hubei Chutian offer to residential, commercial and government broadband internet services. Key customers for cable internet access include new buildings and the government. As of December 31, 2008, the two networks we operate had 9,105 broadband households, representing 1% of service penetration.

We operate cable network systems through Binzhou Broadcasting and Hubei Chutian as summarized in the table below:

	Binzhou Broadcasting	Hubei Chutian
Location	Shandong province, China	Hubei province, China

Number of networks	5	23

Subscribers (2008/2007)	477,910 / 411,246	1,031,212 / 934,065

Revenues (2008/2007)	$9.1 million / $ 7.0 million	$27.5 million / $ 18.0 million

Most of our revenues are from subscription fees and one time installation charges.

Competition and Threats of Substitution

Cable operators in the PRC are local monopolies, similar to the U.S. in the past where only one cable network operated in one municipal city or one county. China Cablecom believes it is possible that current cable network operators may ultimately lose their single monopoly status. Additionally, there are other private sector investors seeking to explore the cable industry in the Shandong and Hubei provinces, including CITIC Group, a publicly traded company listed in Hong Kong.

There are, however, emerging threats to traditional cable, such as Internet Protocol TV, or IPTV, and Direct Broadcast Satellite, or DBS. Since media and media content are strongly controlled by the PRC government, new entrants to the market will face significant hurdles that are heavily government policy oriented and not market-oriented. Foreign IPTV models cannot be copied in the PRC due to the strict control by the government for censorship purposes. As a consequence, cable operators will continue to be the dominant market force for the foreseeable future. For example, industry experts forecast that in five years cable network operators will still maintain 70% market share in the financially lucrative pay TV content distribution market.

IPTV rollout in the PRC has also been hampered by high service fees, which are $8.00 per month, as well as conflict of interest issues between local SARFT and local telecommunications operators, which has slowed the licensing process for IPTV operators. China Cablecom believes that these new entrants will not pose significant threats of substitution to cable network operators in the foreseeable future.

Similar to the U.S., DBS poses even less of a threat to cable operators than IPTV. There are very few DBS households in the PRC. Due to PRC policies, DBS typically cannot be directly received into households, requiring retransmission through terrestrial or cable networks. The transition to digital cable greatly diminishes the competitive threat to cable from DBS.

Other threats of substitution, such as mobile TV, are in the early stages of development and customer acceptance of this technology is unknown. We believe mobile TV does not represent a competitive threat.

Currently, there are several large cable operators in the PRC. The cable market is highly fragmented and the large operators are geographically centered. For example, Beijing GeHau, a cable operator with 3.2 million households, focuses its efforts in Beijing. Hangzhou Wasu, a cable operator with 1.0 million households, focuses its efforts in Hangzhou. The largest consolidator in the PRC is CITIC Guoan, or CITIC, with 6.4 million households. CITIC is a publicly listed company on the Shenzhen stock exchange and is diversified across several industries, including cable TV, real estate, energy and others. CITIC has focused its efforts in the Hunan and Jiangxi provinces; however, they do operate one local cable network, Weihai, in Shandong.

China Cablecom believes that there are many attractive acquisition targets in PRC and the presence of other cable operators in the PRC does not pose a competitive threat, especially in the territories that we have already covered, given the inherent monopolistic nature of the cable business in the PRC.

Marketing and Sales

Our sales and marketing strategy depends heavily on the monopolistic situation of cable in the PRC. We do not intend to spend significant dollar amounts on marketing and sales efforts other than for converting the analog signal to a digital signal. The cost of marketing programs associated with premium content service offerings will be mostly borne by the content providers and integrators.

Governmental Regulation

The media, cultural and telecommunications industries in China are highly regulated by the PRC government, even though the past several years have seen liberalization in this regard. Many foreign and domestic industry participants operate by means of establishing flexible corporate and commercial relationships that allow them to avoid regulatory restrictions while at the same time achieving their business goals. As a result, in order to comply with current PRC laws limiting foreign ownership in the cable industry, Binzhou Broadcasting and Hubei Chutian operate in a joint venture and we manage our interest in the joint venture through direct ownership of wholly foreign owned entities and affiliated companies wholly owned by PRC citizens. This organization structure is designed to minimize the operational impact of governmental regulation in the PRC, although the contractual arrangements required in this regard are not accorded the same status at law as direct ownership, which may affect our ability to secure future financing and pursue its strategic growth plans. The effectiveness of the current contractual arrangement is more dependent on there being no change (or at least no substantial change) in the current PRC regulations, rather than direct ownership. There is the possibility that the relevant PRC authorities could, at any time, decide that this contractual arrangement violates existing or future PRC laws, regulations or policies.

Cable TV

Overall responsibility for the administration of the cable TV sector is divided between the Chinese Communist Party (“CCP”) and the central government. The CCP Central Committee is responsible for censorship; the State Council, in co-operation with the National People’s Congress (“NPC”), is the government body responsible for promulgating new laws and regulations for the cable TV industry. Responsibility for enforcing policies and laws set out by the CCP and State Council at the local level lies with the relevant department of the State Administration of Radio, Film and Television (“SARFT”).

Investments in cable TV companies are subject to the supervision of the SARFT and other relevant government agencies. The primary restrictions in this regard are as follows:

•	Transmission Network

•	Foreign Investment – Prohibited – Foreign investors are prohibited from investing in all levels of radio and TV transmission networks.

•
Domestic Private Investment – Limited Access – Private investors may invest in the construction and operation of cable TV transmission networks and participate in the reconstruction of digitalization of the receiving terminals of cable TV, subject to a 49% shareholding ceiling. However, private investors are allowed to hold majority shares in companies which only operate the community access portion (terminal connection) of the cable TV transmission networks.

•	TV Stations and Channels

•	Foreign Investment/Domestic Private Investment – Prohibited – Foreign and domestic private investors are prohibited from investing in radio stations and TV stations and channels.

Notwithstanding the recent attempts at liberalization, the cable TV industry is still primarily State owned. At the central government level, the SARFT is responsible for approving the establishment of cable, radio and TV stations, the nationwide administration of cable, radio and TV services, and developing and promulgating policies, standards and regulations. At the local level, the radio and TV administrative departments and bureau of provinces, municipalities and counties are in charge of the administration of radio and TV services and of implementing policies, standards and regulations within their jurisdiction. In accordance with the Interim Measures on Administration of Fees for Basic Receipt and Maintenance of Cable TV (jointly promulgated by the SARFT and the National Development and Reform Commission on December 2, 2004 and effective as of January 1, 2005), the standards governing the fees for basic receipt and maintenance of cable TV shall be set by the authorities in charge of pricing. A prior hearing is required before the authorities set or adjust the fees. Any changes to the fee standards must comply with the principles of equality, fairness, transparency, and efficiency. In addition, the service costs incurred by providers, as well as the feasibility of the consumer market are considered in making any changes.

As a result of the above restrictions on foreign investment, we rely on the contractual arrangements with these affiliated PRC companies to hold and maintain the licenses necessary to operate our cable TV business in China.

The chart below reflects the division of authority.

Assets of different SARFT

	Central SARFT	Province SARFT (e.g. Shandong)	City SARFT (e.g. Binzhou, Jining)	District & county SARFT (e.g. Boxing/Binzhou)

Character	No direct access to households but strong power due to central authorities	No direct access to households	Direct access to households in its network	Direct access to households in its network

Networks	Backbone connected with province backbone	Backbone in the province, from city to city	Backbone in the city	Small networks

Channels – Broadcasters	CCTV	Province channels, satellite channels	Local channels, network center	Local channels, network center

As a result of the control arrangements established by us through affiliated PRC companies wholly owned by PRC citizens, we believe that we are in compliance with the above prohibitions. As set forth in the chart above, however, there are different authorities within the PRC that could seek to regulate the operations of Binzhou Broadcasting, and the fact that one such authority does not impose restrictions on Binzhou Broadcasting’s operations does not mean that any other authority is foreclosed from doing so.

The Measures for the Administration of Radio and Television Program Transmission Services (promulgated on July 6, 2004 by the SARFT as Decree No. 33 and effective as of August 10, 2004), require entities that wish to provide TV program transmission and cable access services to obtain an operating permit for Radio and Television Program Transmission Services.

Only the following entities may apply for an Operating Permit: (i) radio and television broadcasting entities which have been established with the permission of the SARFT; (ii) radio, film and television groups and their affiliates which have been established with the permission of the SARFT; and (iii) state-owned entities that have the right to operate radio and television cable networks.

The Operating Permit contains information about the transmission content, transmission range, transmission technology and transmission methods. The entity holding the Operating Permit must operate in accordance with the details set forth on the permit.

Legal Proceedings

We are not a party to any material legal proceedings nor are we aware of any circumstance that may reasonably lead a third party to initiate legal proceedings against us.

C.  Organizational Structure

PRC Corporate Structure

China Cablecom conducts substantially all of its business in the PRC through HZNT, and Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”), a PRC company and a domestic variable interest entity (“VIE”). JYNT is controlled by the Company through contractual arrangements. China Cablecom also owns 100% of the equity interest of China Cablecom Company Limited, a Hong Kong holding company that, in turn, directly owns 100% of the equity interest of HZNT.

In order to comply with the PRC’s regulations on private investment in the cable industry, China Cablecom operates its cable business in a joint venture with a local state-owned enterprise. China Cablecom’s operations are conducted through direct ownership of China Cablecom Company Limited and HZNT and contractual arrangements with JYNT. China Cablecom does not have an equity interest in JYNT, but instead enjoys the economic benefits derived from JYNT through a series of contractual arrangements. JYNT is owned 95% by Pu Yue (95%), China Cablecom’s Chief Executive Officer and 5% by Liang Yuejing, his spouse.

China Cablecom operates its cable business in two joint ventures: Binzhou Broadcasting, which is 49% owned by JYNT and 51% by Binzhou SOE, a PRC state-owned enterprise and Hubei Chutian, which is 49% owned by JYNT and 51% by Hubei SOE, a PRC state-owned enterprise.

We do not directly or indirectly have an equity interest in JYNT, but HZNT and HKZ, our wholly owned subsidiaries, have entered into a series of contractual arrangements with JYNT and its shareholders. As a result of the following contractual arrangements, we control and are considered the primary beneficiary of JYNT and, accordingly, we consolidate JYNT’s results of operations in our financial statements.

•
the shareholders of JYNT have jointly granted HZNT an exclusive and irrevocable option to purchase all or part of their equity interests in JYNT at any time; this option may only be terminated by mutual consent or at the direction of HZNT;

•
without HKZ’s consent, the shareholders of JYNT may not (i) transfer or pledge their equity interests in JYNT, (ii) receive any dividends, loan interest or other benefits from JYNT, or (iv) make any material adjustment or change to JYNT’s business or operations;

•
the shareholders of JYNT agreed to (i) accept the policies and guidelines furnished by HKZ with respect to the hiring and dismissal of employees, the operational management and the financial system of JYNT, and (ii) appoint the candidates recommended by HKZ as directors of JYNT;

•	each shareholder of JYNT has appointed HKZ’s designee as their attorneys-in-fact to exercise all its voting rights as shareholders of JYNT. This power of attorney is effective until 2027; and

•
each shareholder of JYNT has pledged all of its respective equity interests in JYNT to HZNT to secure the payment obligations of JYNT under certain contractual arrangements between JYNT and HKZ, and HZNT and JYNT. This pledge is effective until the later of (1) the date on which the last surviving of the Service Agreements, the Loan Agreement and the Equity Option Agreement terminates; and (2) the date on which all outstanding Secured Obligations are paid in full or otherwise satisfied.

JYNT, Binzhou Broadcasting and Binzhou SOE have entered into the following contractual arrangements that provide JYNT with the ability to control and consolidate the results of operations of Binzhou Broadcasting. Also, as a result of these agreements, Binzhou Broadcasting controls and consolidates Binzhou SOE in its financial statements.

•
a technical services agreement, pursuant to which JYNT exclusively performs the following for Binzhou Broadcasting: (i) management, operation and maintenance of relevant networks and equipment; (ii) consulting services for operation, business development, sales and planning, market research, data collection and analysis; (iii) training for management personnel; (iv) international developments and advanced technology regarding the cable business; (v) provide developed systems and financial support software; and (vi) provide other technology troubleshooting plans, related software and technical services. JYNT is paid a fee of 11% of the net profits of Binzhou Broadcasting, which brings its effective economic interest in Binzhou Broadcasting to 60%. The term of this technical services agreement is 20 years. JYNT and Binzhou Broadcast may mutually seek to extend this agreement upon the expiry of the current term, and we are not aware of any legal impediments that may affect the renewal of this agreement under current PRC laws. This agreement further provides that any non-breaching party may early terminate this agreement in the event that a breaching party has not made rectification 30 days after receipt of the breaching notice from the non-breaching party.

•	an exclusive services agreement, pursuant to which Binzhou Broadcasting exclusively performs marketing, strategic consulting and technical support and services for Binzhou SOE.

•
under PRC law, Binzhou SOE must maintain ownership of the broadcasting licenses related to the assets that were contributed to Binzhou Broadcasting for a 51% equity interest. As a result and pursuant to an exclusive services agreement, Binzhou Broadcasting will provide the following services in operating the Binzhou SOE contributed assets: (i) collecting all cash related to revenues generated including subscription fees, installation fees, and channel landing fees; (ii) the marketing, promotion and sales of digital TV set-top boxes; (iii) the building and maintenance of the cable TV network; (iv) the marketing, promotion and sales of businesses in relation to broadcast and television network broadband access; (v) the operation of businesses in relation to wireless network transmission and cable TV; (vi) various troubleshooting, software support and other technology services; (vii) developments, updates and upgrades in relation to the provider application software and user application software; (viii) training services for technology staff and technology consulting services in relation to the business; and (ix) other applicable technology services. As the license holder, Binzhou SOE will collect all revenues from customers and, in turn, remit the cash flows, net of business taxes, to Binzhou Broadcasting. Binzhou Broadcasting will provide the necessary resources including employees and other costs necessary to operate the cable business. The term of the agreement is 20 years with an option to extend for another 10 years. Binzhou SOE and Binzhou Broadcasting may mutually seek to extend this agreement upon the expiry of the current term, and we are not aware of any legal impediments that may affect the renewal of this agreement under current PRC laws. This agreement further provides that Binzhou SOE and Binzhou Broadcasting may early terminate this agreement with the mutual written consent of the parties.

In addition, JYNT, Hubei Chutian and Hubei SOE have entered into the following contractual arrangements that provide JYNT with the ability to control and consolidate the results of operations of Hubei Chutian.

•
a technical services agreement, pursuant to which JYNT exclusively performs the following for Hubei Chutian: (i) management, operation and maintenance of relevant networks and equipment; (ii) consulting services for operation, business development, sales and planning, market research, data collection and analysis; (iii) training for management personnel; (iv) international developments and advanced technology regarding the cable business; (v) provide developed systems and financial support software; and (vi) provide other technology troubleshooting plans, related software and technical services. JYNT is paid a fee of 11% of the net profits of Hubei Chutian, which brings its effective economic interest in Hubei Chutian to 60%. The term of this technical services agreement is 20 years. JYNT and Hubei Chutian may mutually seek to extend this agreement upon the expiry of the current term, and we are not aware of any legal impediments that may affect the renewal of this agreement under current PRC laws. This agreement further provides that any non-breaching party may early terminate this agreement in the event that a breaching party has not made rectification 30 days after receipt of the breaching notice from the non-breaching party.

•	an exclusive services agreement, pursuant to which Hubei Chutian exclusively performs marketing, strategic consulting and technical support and services for Hubei SOE.

•
under PRC law, Hubei SOE must maintain ownership of the broadcasting licenses related to the assets that were contributed to Hubei Chutian for a 51% equity interest. As a result and pursuant to an exclusive services agreement, Hubei Chutian will provide the following services in operating the Hubei SOE contributed assets: (i) collecting all cash related to revenues generated including subscription fees, installation fees, and channel landing fees; (ii) the marketing, promotion and sales of digital TV set-top boxes; (iii) the building and maintenance of the cable TV network; (iv) the marketing, promotion and sales of businesses in relation to broadcast and television network broadband access; (v) the operation of businesses in relation to wireless network transmission and cable TV; (vi) various troubleshooting, software support and other technology services; (vii) developments, updates and upgrades in relation to the provider application software and user application software; (viii) training services for technology staff and technology consulting services in relation to the business; and (ix) other applicable technology services. As the license holder, Hubei SOE will collect all revenues from customers and, in turn, remit the cash flows, net of business taxes, to Hubei Chutian. Hubei Chutian will provide the necessary resources including employees and other costs necessary to operate the cable business. The term of the agreement is 20 years with an option to extend for another 10 years. Hubei SOE and Hubei Chutian may mutually seek to extend this agreement upon the expiry of the current term, and we are not aware of any legal impediments that may affect the renewal of this agreement under current PRC laws. This agreement further provides that Hubei SOE and Hubei Chutian may early terminate this agreement with the mutual written consent of the parties.

D.  Property, plant and equipment

Binzhou Broadcasting has 308 employees working in one headquarter facility and 5 operating subsidiary facilities located in Boxin, Huiming and Zoupin counties and in Binzhou city. Hubei Chutian has 3,248 employees working in one headquarter facility located in Wuhan city and 23 subsidiary facilities in Hubei Province.

Our property, plant and equipment mainly includes the following:

•	Fiber infrastructures: fiber cable laid underground or laid through poles across urban and suburban areas;

•	Electronic equipment: distribution amplifier, decoders, mixers and fiber substations, etc., which changes the fiber signal to electric signals that can be distributed to householders’ TV sets; and

•	Headend facilities: distributes Cable TV signals.

We plan to invest $20 million, through vendor financing and operating cash flows, in 2009 on digital TV set-up-boxes (“STB”) and related electronic equipment to convert 250,000 existing subscribers to digital subscribers.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

China Cablecom Ltd., a British Virgin Islands company, was incorporated on October 6, 2006. On April 9, 2008, China Cablecom Ltd. and Jaguar Acquisition Corporation ("Jaguar"), a special purpose acquisition company, completed both the previously announced redomestication merger of Jaguar in the British Virgin Islands as China Cablecom Holdings and the concurrent business combination merger with China Cablecom Ltd.

In accordance with the merger agreement, the following occurred with respect to the outstanding Class A Preference shares and common shares of China Cablecom Ltd. and the common shares and warrants of Jaguar:

i)
all of the Class A preferred stock and ordinary shares of China Cablecom Ltd. were cancelled and each registered owner of outstanding preferred stock and ordinary shares of China Cablecom Ltd. automatically become the registered owner of one and 0.6842 shares of our ordinary shares, respectively.

ii)	all of the common shares of Jaguar were cancelled and each registered owner of outstanding common shares of Jaguar automatically become the registered owner of one share of our ordinary shares.
iii)	all the outstanding warrants were assumed by the Company and became exercisable for our ordinary shares at the original exercise price, US$ 5.00.

China Cablecom Ltd. is the 100% shareholder of China Cablecom Company Limited, incorporated in Hong Kong on May 22, 2007. China Cablecom Company Limited owns 100% of Heze Cablecom Network Technology Co., Ltd ("HZNT") incorporated under the laws of the PRC on October 9, 2007. We are also the primary beneficiary of the following Variable Interest Entities (“VIE”) as defined under FIN-46R:

●	Jinan Youxiantong Network Technology Co., Ltd. ("JYNT") incorporated under the laws of the PRC on July 16, 2007.

●	Binzhou Broadcasting and Television Information Network Co., Ltd. (“Binzhou Broadcasting”) incorporated under the laws of the PRC on September 10, 2007.

●	Hubei Chutian Video Communication Network Co., Ltd. (“Hubei Chutian”) incorporated under the laws of the PRC on May 15, 2008.

We were the primary beneficiary of the following VIE as defined under FIN-46R:  The PRC cable companies (collectively, “Binzhou PRC”) which hold the operating cable assets transferred to Binzhou Broadcasting before December 31, 2008 are as follows:

o	Huiming Cable Network Co., Ltd.;

o	Boxing Dian Guang Media Co., Ltd.;

o	Zouping Cable Network Center;

o	Binzhou Guang Dian Cable Network Center; and

o	Binzhou Guang Shi Network Co., Ltd.

On October 1, 2007 we, through JYNT, a company controlled through a series of agreements and transactions by China Cablecom, acquired a 49% equity interest in Binzhou Broadcasting, a joint-venture company. By entering into this joint-venture agreement, we became a provider of cable television services in the PRC, operating with our partner in the joint venture, Binzhou Guangdian Network Co., Ltd. (‘‘Binzhou SOE’’). Binzhou SOE is a local state-owned enterprise authorized by the PRC government to control the distribution of cable television services in the PRC. China Cablecom and Binzhou Broadcasting acquired the cable network it currently operates in Binzhou, Shandong Province, by entering into a series of asset purchase and services agreements with Binzhou SOE (note 4).

Binzhou PRC was previously owned by the local branches of the PRC’s State Administration of Radio, Film and Television (“SARFT”), located in five different PRC municipalities. Binzhou SOE was formed by SARFT to serve as a holding company of Binzhou PRC. Due to restrictions by the PRC government regarding foreign ownership of PRC media and broadcasting entities, China Cablecom’s 49% joint venture interest in Binzhou Broadcasting is held through a series of contractual arrangements with other entities it controls. The intended result of these contractual arrangements is that the economic risks and benefits of Binzhou Broadcasting’s operations are being primarily borne by us, without having a direct ownership of equity securities of Binzhou SOE or Binzhou PRC. These contractual arrangements, in addition to the service agreements JYNT has with Binzhou Broadcasting, provide under the relevant principles of United States Generally Accepted Accounting Principles (“US GAAP”) for the consolidation of the results of operations of Binzhou Broadcasting by China Cablecom, with 60% of the Binzhou Broadcasting’s net income included in the accompanying financial statements of China Cablecom.

The contractual arrangements between JYNT and Binzhou Broadcasting have an initial term of 20 years. The parties may mutually seek to extend these agreements upon the expiry of the current term. China Cablecom is not aware of any legal impediments that may affect the renewal of these agreements under current PRC laws. In order for China Cablecom to continue to derive the economic benefits from its joint venture interest in the operation of Binzhou Broadcasting, it must renew these contractual agreements.

As mentioned above, on October 1, 2007, JYNT entered into an operating partnership through a joint venture with its partner Binzhou SOE, called Binzhou Broadcasting.  Binzhou SOE agreed to contribute all of the inventory and property, plant and equipment of Binzhou PRC along with all of their cable business operations in the PRC in exchange for a 51% equity interest in Binzhou Broadcasting. JYNT agreed to acquire the remaining 49% equity interest in Binzhou Broadcasting, as well as receive 60% of the economic benefits in Binzhou Broadcasting, through an exclusive 11% service agreement, for total consideration of approximately $26.5 million. This exclusive service agreement provides marketing, strategic consulting and technical support and services for 11% of the net profits of Binzhou Broadcasting. Binzhou SOE receives 40% of the economic benefits or net profits of Binzhou Broadcasting for its interest in the joint venture.

In addition, in accordance with the operating partnership and other agreements (“Framework Agreement”) between JYNT and Binzhou SOE, JYNT was given the ability to control certain aspects of the financing and management of Binzhou Broadcasting. JYNT has a veto right regarding the appointment of the general manager of Binzhou Broadcasting, the right to appoint the chief financial officer of Binzhou Broadcasting and an obligation to provide continued financial resources for investment and capital expenditures for the future expansion of the Binzhou Broadcasting’s operations. The result of these rights and obligations given to JYNT is that China Cablecom and JYNT have the ability to substantially influence the joint venture’s daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder vote.

On June 16, 2008, we announced the phase one acquisition of Hubei Chutian network through a contractual and joint venture agreement similar to that used in the acquisition of Bingzhou network.

We, through JYNT, acquired a 49% equity interest in Hubei Chutian, a joint-venture company, operating with its partner in the joint venture, Hubei Chutian Radio and Television Information Network Co., Ltd. (‘‘Hubei SOE’’). JYNT also enter into a technical service agreement with Hubei Chutian, JYNT provides marketing, strategic consulting and technical support and services for 11% of the net profits. Together with its 49% equity interest, JYNT effectively receives 60% of economic benefits of Hubei Chutian.

In addition, in accordance with the operating partnership and other agreements (“Framework Agreement”) between JYNT and Hubei SOE, JYNT was given the ability to control certain aspects of the financing and management of Hubei Chutian. JYNT has a veto right regarding the appointment of the general manager of Hubei Chutian, the right to appoint the chief financial officer of Hubei Chutian and an obligation to provide continued financial resources for investment and capital expenditures for the future expansion of the Hubei Chutian’s operations. The result of these rights and obligations given to JYNT is that China Cablecom and JYNT have the ability to substantially influence the joint venture’s daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder vote.

On June 30, 2008 Hubei SOE completed the transfer of the operating network assets to Hubei Chutian. Operations of Hubei Chutian are included in the consolidated financial statements from July 1, 2008.

A.	Results of operation

The following discussion of our results of operations is based upon our audited consolidated financial statements beginning on Page F-1 on this Annual Report.

Fiscal year ended 2008 compared to fiscal year ended 2007

Revenue

During the fiscal year ended 31 December 2008, our revenue were $23.4 million, which is an increase of $21.4 million, or 1170%, compare to the same period of 2007. The increase was largely attributing to the consolidation of Hubei Chutian from July 1, 2008 and a full year operation of Binzhou Broadcasting. As of 31 December 2008, the Company has more than 1.5 million paying subscribers which pay on average RMB12 to RMB15 per month.

Cost of revenue

Cost of revenue for the year ended 31 December, 2008 were $13.4 million, an increase of $12.4 million or 1320%, from $1 million for the year ended 31 December, 2007. The increase was also attributable to the consolidation of Hubei Chutian from within 2008 and a full year operation of Binzhou Broadcasting.

Cost of revenue includes maintenance costs; depreciation expense related to network property, plant and equipment; and costs associated with maintenance and construction projects including replacing cable TV boxes at subscriber’s homes, troubleshooting cable TV problems, and occasionally digging up cable lines to determine network problems. Also included in cost of revenues are salaries and related employee costs for the maintenance employees, including temporary staff.

Gross Profit

As a percentage of net sales, the gross margin was 43% for the year ended December 31, 2008 compared to 49% for the year ended December 31, 2007.

The decrease in gross profit percentage is primarily due to the higher cost of revenue of Hubei Chutian which operates a cable network which covers larger rural areas than Binzhou Broadcasting.

Selling expenses.

Selling and marketing expenses are not significant because of the nature of cable TV in the PRC.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2008 were $15.1 million, an increase of $13.5 million from $1.6 million for the year ended December 31, 2007. General and administrative expenses consist primarily of amortization of intangible assets and deferred offering costs, and salary and welfare expenses in administrative functions such as human resources, finance and senior management. The increase was due to increased general administration expenses associated with full year of operations in Binzhou Broadcasting of $2.2 million and six months of operations in Hubei Chutian of $5.5 million and increase of general administration expenses associated with the set-up and maintenance of all China Cablecom Ltd. Entities in US and in the PRC of $4 million.

Amortization expenses for the year ended December 31, 2008 were $3.4 million, including amortization of intangible assets of $2.2 million and amortization of deferred offering costs of $1.2 million. Intangible assets with a definite useful life are amortized using the straight line method over the estimated economic life of the intangible assets. For the subscriber base, the useful life is 10 years while the cable operating license is 20 years. Amortization of deferred offering costs for the year ended December 31, 2008 was approximately $1.2 million. The deferred offering costs are the costs directly attributed to China Cablecom’s financing of anticipated business acquisition activities. Deferred offering costs related to the China Cablecom’s Bridge Financing and Convertible Notes approximated $1,463,000 and $1,265,678, respectively. The costs are being amortized using the effective interest method over the life of the related notes payable in 18 months and 36 months.

Interest income

Interest income for the year ended December 31, 2008 was $340,000, an increase of $273,000 from $67,000 for the year ended December 31, 2008. The increase in interest income is primarily attributable to higher average cash balances.

Interest expenses

Interest expenses for the year ended December 31, 2008 was $8.7 million, an increase of $7.2 million from $1.5 million for the year ended December 31, 2008.

The $8.7 million interest expenses primarily comprised of (1) interest and amortization of deferred financing costs on the promissory notes issued in connection with the bridge financing in the amount of $3.7 million (2) interest and amortization of deferred financing costs on the convertible notes issued in May 2008 in the amount of $5 million.

Income tax expense

Income tax expense for the year ended December 31, 2008 was $342,000, an increase of $302,000, from $40,000 for the year ended December 31, 2007. The increase in income tax expenses is primarily attribute to the first full year operation of Binzhou Broadcasting and the consolidation of Hubei Chutian starting from July 1, 2008.

Loss from operations before non-controlling interest

Loss from operations before non-controlling interest for the year ended December 31, 2008 was $13.2 million, an increase of $11.1 million, from $2.1 million for the year ended December 31, 2007.China Cablecom suffered a loss mainly due to the amortization expenses of $3.4 million and interest expense of $8.7 million.

Noncontrolling (‘‘minority’’) interest in income

Noncontrolling (minority) interest in income for the year ended December 31, 2008 was $986,619, representing the 40% noncontrolling (minority) interest on Binzhou SOE’s share of the net income of Binzhou Broadcasting of $ 835,265 and the 40% noncontrolling (minority) interest on Hubei SOE’s share of the net income of Hubei Chutian of $151,354 noncontrolling (‘‘minority’’) interest in income for the year ended December 31, 2007 was $20,551, representing the 40% noncontrolling (‘‘minority’’) interest on Binzhou SOE’s share of the net income of Binzhou Broadcasting.

Liquidity and Capital Resources

As of December 31, 2008, China Cablecom had cash and cash equivalents in the amount of $29.2 million of which $19.8 million were Binzhou Broadcasting and Hubei Chutian’s working capital.

China Cablecom had cash and cash equivalents approximately $9.4 million available for investment and corporate overhead.

As of December 31, 2008, we had the following obligations:

●	$11 million related to the debt and equity bridge financing on April 9,2009.
●	$16 million related to JYNT’s payment obligations with Bingzhou SOE under the asset transfer agreement is due by December 31, 2009.
●	$37 million related to JYNT’s payment obligations with Hubei SOE under the asset transfer agreement is due by July 1, 2009.
●	$43.175 million convertible notes due May 2011.

China Cablecom was not able to repay the $11 million bridge financing by April 9, 2009 and is in the course of discussions with the holders of these promissory notes. The notes holders expressed to the Company a strong preference to have the Company restructure its debt obligations of its joint venture partners with the Hubei SOE in order to better reflect the current economic environment and the anticipated cash flows of the Company's cable television business.

Capital expenditures

Other then the payment obligation under the assets transfer agreements with Binzhou SOE and Hubei SOE, as discussed under “liquidity and capital resource”, we have no additional contractual commitment relating to capital expenditures, lease obligations or purchase obligations.

Capital expenditures, excluding the assets acquired under the assets transfer agreements with Binzhou SOE and Hubei SOE, for 2008 and 2007 were approximately $10 million and $1.7million. The vast majority of these expenditures related to underground fiber cable and related distribution equipment necessary to decode and send electric signals to household TV sets.

Trend information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales, profitability, liquidity or capital resources, or that caused the disclosed financial information to not necessarily be indicative of future operating results or financial conditions.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Tabular disclosure of contractual obligations

The following table summarizes our contractual commitments as of December 31, 2008 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

			Payments due by period

US$ Million	Total	Less than one year	1-3 years	3-5 years	More than 5 years

Long-term Debt Obligations	26.2	9.5	16.7

Capital (Finance) Lease Obligations	-	-	-	-	-

Operating Lease Obligations	-	-	-	-	-

Purchase Obligations	-	-	-	-	-

Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	107.2	55.4			51.8

Total	133.4	64.9	16.7	-	51.8

Recent Accounting Pronouncements

In June 2006, FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements in accordance with SFAS No.109, Accounting from Income Taxes. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe there will be any significant increases or decreases within the next twelve months. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of interest expenses and administrative expenses in the statements of income, respectively. No interest or penalties have been accrued at the date of adoption.

In February 2007, FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new Statement. Therefore, calendar-year companies may be able to adopt FAS 159 for their first quarter 2007 financial statements.

The new Statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. On January 1, 2008, the Company elected not to adopt the option statement.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 will be effective for the Company’s fiscal year beginning October 1, 2009. Management is currently evaluating the effect of this pronouncement on financial statements.

 In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquisition; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning January 1, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS No. 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

On March 19, 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. “Use and complexity of derivative instruments and hedging activities have increased significantly over the past several years. This has led to concerns among investors that the existing disclosure requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, do not provide enough information about how these instruments and activities affect the entity’s financial position and performance,” explained Kevin Stoklosa, project manager. “By requiring additional information about how and why derivative instruments are being used, the new standard gives investors better information upon which to base their decisions.” The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. Management is currently evaluating the effect of this pronouncement on financial statements.

In May of 2008, FASB issued SFASB No.162, “The Hierarchy of Generally Accepted Accounting Principles”. The pronouncement mandates that the GAAP hierarchy reside in the accounting literature as opposed to the audit literature. This has the practical impact of elevating FASB Statements of Financial Accounting Concepts in the GAAP hierarchy. This pronouncement will become effective 60 days following SEC approval. The Company does not believe this pronouncement will impact its financial statements.

In May of 2008, FASB issued SFASB No. 163, “Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60”. The scope of the statement is limited to financial guarantee insurance (and reinsurance) contracts. The pronouncement is effective for fiscal years beginning after December 31, 2008. The Company does not believe this pronouncement will impact its financial statements.

On December 30, 2008 FASB issued FIN 48-3, “Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises”. This FSP defers the effective date of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, for certain non-public enterprises as defined in paragraph 289, as amended, of FASB Statement No. 109, Accounting for Income Taxes, including non-public not-for-profit organizations. However, non-public consolidated entities of public enterprises that apply U.S. GAAP are not eligible for the deferral. Nonpublic enterprises that have applied the recognition, measurement, and disclosure provisions of Interpretation 48 in a full set of annual financial statements issued prior to the issuance of this FSP also are not eligible for the deferral. This FSP will be effective upon issuance. The Company does not believe this pronouncement will impact its financial statements.

On January 12, 2009 FASB issued FSP EITF 99-20-01, “Amendment to the Impairment Guidance of EITF Issue No. 99-20”. This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance. The FSP will be effective for interim and annual reporting periods ending after December 15, 2008, and will be applied prospectively. Retrospective application to a prior interim or  annual reporting period is not permitted. The Company does not believe this pronouncement will impact its financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

Our board of directors and executive officers are as follows:

Name	Age	Position
Clive Ng	46	Executive Chairman
Pu Yue	36	Chief Executive Officer
Sikan Tong	36	Chief Financial Officer
Kerry Propper	33	Director
Su-Mei Thompson (1)	43	Director
Pierre Suhandinata	40	Independent Director
Richard Eu	61	Independent Director
Shan Li	45	Independent Director

Ms. Thompson resigned from her position as a director of the Company on July 4, 2009.

Clive Ng has served as Executive Chairman of the board of China Cablecom since its inception on October 6, 2006 and as a director and Executive Chairman of China Cablecom Holdings since October 2007. From 2000 to 2003, he was the Chief Executive Officer of Pacific Media PMC, a home shopping company, Mr. Ng co-founded TVB Superchannel Europe in 1992, which has grown to become Europe’s leading Chinese language broadcaster. He also owned a 50% stake in HongKong SuperNet, the first Hong Kong based ISP which was then sold to Pacific Internet (NASDAQ:PCNTF). He was Chairman and founder of Asia content (NASDAQ:IASIA), one of the first Asian internet companies to list in the United States, that has been a joint venture partner with NBCi, MTVi, C-NET, CBS Sportsline and DoubleClick in Asia. Mr. Ng was also one of the initial investors and founder of E*TRADE Asia, a partnership with E*TRADE Financial Corp (NYSE: ET). He is also a founding shareholder of MTV Japan, with H&Q Asia Pacific and MTV Networks (a division of Viacom Inc). Currently he serves as a Senior Advisor to Warner Music Group Inc. (NYSE: WMG) and as Chairman and a director of China Broadband, Inc., a company that operates a broadband cable internet company based in the city of Jinan in the Shandong region of China pursuant to contractual arrangements similar to those between JZNT and China Cablecom.

Pu Yue has served as general manager and Chief Executive Officer of China Cablecom since its inception in 2006 and Chief Executive Officer of China Cablecom Holdings since October 2007. Mr. Pu also serves as Chief Executive Officer and a director of China Broadband, Inc., a company that operates a broadband cable internet company based in the city of Jinan in the Shandong region of China pursuant to contractual arrangements similar to those between JZNT and China Cablecom. Mr. Pu was an intelligence officer with China’s National Security Service from 1993 to 1995. He then worked as a logistics specialist with the joint venture between Crown Cork & Seal and John Swire & Sons in Beijing. In 1997, he joined Economic Daily, where he spent a two-year journalism career with China Entrepreneur Magazine. From 1999 to 2000, he oversaw the inception of Macau 5-Star Satellite TV, a mainland China satellite TV channel venture in which his family took significant investment. From 2004 to 2006, Mr. Pu was in charge of business development for a TV advertising consolidation venture under HC International. Mr. Pu holds MBA from Jesse H. Jones Graduate School of Management of Rice University, and Bachelor of Law from University of International Relations in Beijing, China.

Sikan Tong has served as Chief Financial Officer of China Cablecom since March 31, 2009.  From March 2008 to February 2009, Mr. Tong was the Senior Vice President of the Company where he was responsible for the Company’s internal control over financial reporting. From September 2006 to February 2008, Mr. Tong was the Chief Financial Officer of Merrylin International Holding, which manages Merrylin restaurants and Motel 168 hotel chains in China, where he spearheaded Merrylin’s IPO and closely managed fundraising activities through private placements. Mr. Tong served as Head of Accountancy Training at The Financial Training Company, a leading provider of professional qualifications and business training in the United Kingdom and Asia, which later became part of Kaplan Inc. from November 2005 to August 2006. From May 2003 to October 2005, Mr. Tong served as the learning and education manager of the Shanghai office of PriceWaterhouseCoopers where he began his career in the audit practice and was responsible for lecturing and organization of the training courses. Mr. Tong received his Bachelor degree from Shanghai University in 1995 in Mechanic and Robotic.

Kerry Propper has been a director of China Cablecom Holdings since October 2007 and the chief financial officer, secretary and a member of the board of directors of Chardan North China Acquisition Corporation and has been the chief executive officer, secretary and a member of the board of directors of Chardan South China Acquisition Corp. since their inception in March 2005. Chardan North China Acquisition Corp. and Chardan South China Acquisition Corp. are blank check companies seeking to acquire an operating business north and south, respectively, of the Yangtze River in the People’s Republic of China. Mr. Propper has been the owner and chief executive officer of Chardan Capital Markets LLC, a New York based broker/dealer, since July 2003. He has also been a managing director of SUJG, Inc., an investment company, since April 2005. From its inception in December 2003 until November 2005, Mr. Propper served as the executive vice president and a member of the board of directors of Chardan China Acquisition Corp., an OTC Bulletin Board listed blank check company that was seeking to acquire an operating business in the People’s Republic of China. In November 2005, Chardan China Acquisition Corp. completed its business combination with State Harvest Holdings Ltd. and changed its name to Origin Agritech Ltd. Mr. Propper has continued to serve as a member of the board of directors of Origin Agritech since its merger. Mr. Propper also sits on the board of directors of Source Atlantic Inc., a health care consulting company based in Massachusetts. Mr. Propper was a founder, and from February 1999 to July 2003 owner and managing director of Windsor Capital Advisors, a full service brokerage firm also based in New York. Mr. Propper also founder The Private Capital Group LLC, a small private investment firm specializing in hard money loans and convertible preferred debt and equity offerings for small companies, in May 2000 and was affiliated with it until December 2003. From July 1997 until February 1999, Mr. Propper worked at Aegis Capital Corp., a broker dealer and member firm of NASD. Mr. Propper received his B.A. (with honors) in Economics and International Studies from Colby College and studied at the London School of Economics.

Su-Mei Thompon has been a director of China Cablecom Holdings since December 2008. Ms. Thompson was a Senior Vice President of Strategic Business Development for Asia at Christie's Asia, Art and Auction Business from April 2007 to July 2008. From April 2003 to April 2007, Ms. Thompson served as the Managing Director of the Financial Times, Asia Pacific during which she oversaw the launch of the Financial Times Asian edition, and the Financial Times luxury title "How To Spend It" in Asia, and its Chinese language website, FTChinese.com. She was a member of the board of directors of the Financial Times Global Management and on the board of directors of Business Standard in India. Previously, she served as General Counsel and Senior Vice-President for Business Development and Corporate Development at Asiacontent.com, a NASDAQ-listed Asia joint venture partner for leading websites such as CNET.com and MTVi.com. She also served as Regional Director, Business and Legal Affairs, at Walt Disney Television Asia-Pacific from 1996 to 2000 where she was involved in negotiating and concluding joint venture and licensing arrangements for Disney TV in China and across the region. Prior to joining Disney, Ms. Thompson was a senior associate in corporate finance at Linklaters and served in the firm's London, Paris and Hong Kong offices. Ms. Thompson earned her undergraduate degree in law at Trinity College, Cambridge in 1987 and her Masters degree in law (BCL) at Christchurch College, Oxford in 1989. She also received her MBA from IMD, Switzerland in 2001.

Pierre Suhandinata has been served as our Independent Director since May 2008. He currently serves as Chairman and Chief Executive Officer and Co-founder of ACCESS China Inc., a global provider of mobile content delivery and access technologies for information appliances. He has more than 15 years of successful investment and management experience in multinational companies across several countries. Prior to ACCESS, he worked several years as an engineer in Japan, and as a Management Consultant with The Boston Consulting Group in South-East Asia

Richard Eu has been our Independent Director since May 2008, Ltd. He is Group CEO of Eu Yang Sang International Ltd, an investment holding company that engages in the manufacture, distribution, and sale of Chinese herbs, Chinese proprietary medicines, and health foods. He Serves on the boards of the Hong Kong Singapore Business Association, Broadway Industrial Group Limited, Harry’s Holdings Ltd and Governing Council for the Singapore Institute of Management. He has Leadership and management expertise through his appointments at Haw Par Brothers International Ltd, Dataprep Group, Metro Holdings Ltd and Intervest Capital Management Pte Ltd, among many other companies.

Shan Li has been a director of China Cablecom Holdings since October 2007. Mr. Li is a founding principal of San Shan Capital Partners, a Hong Kong-based private equity firm focusing on asset-based alternative investments in the Greater China region where he has been employed since November 2005. From April 2001 until October 2005, Dr. Li was the Chief Executive Officer of Bank of China International Holdings (“BOCI”). Prior to joining BOCI and from 1999, Dr. Li was the managing director and head of China investment banking at Lehman Brothers, from April 1998 to September 1999 he was the Deputy Head of the Investment Bank Preparation Committee at the China Development Bank. From November 1993 to April 1998, Dr. Li was the Executive Director of Investment Banking and Economic Research at Goldman Sachs and from April 1993 until October 1993, he was an Associate of Global Foreign exchange trading at Credit Suisse First Boston. Dr. Li is Vice Chairman of China Overseas-Educated Scholars Development Foundation and a regular commentator and author of various influential local and international mass media and publications on areas concerning China’s economic development policy. He is deputy head of the National Center of Economic Research and a member of the board of alumni at Tsinghua University in Beijing. Mr. Li holds a B.E. in management information systems from Tsinghua University, an M.A. in economics from University of California at Davis and a Ph.D. in economics from Massachusetts Institute of Technology.

There is no family relationship between any of our executive officers or directors.

B.  Compensation

Compensation of Directors and Executive Officers

All directors receive reimbursements from us for expenses which are necessary and reasonably incurred by them for providing services to us or in the performance of their duties.

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of eight persons for the year ended December 31, 2008 was approximately RMB5,000,000. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Employment Agreements

The following discussion summarizes the material terms of current employment agreements between us and our executive officers:

We have entered into an agreement with Clive Ng on the following terms:

•	Annual Salary – $500,000; minimum bonus of $250,000.

•
Principal Benefits will include Health Insurance, Life Insurance, Company Car, Tax Advisory Services, Annual Leave of Four Weeks and Stock Option Employment Commencement Package with vesting over ten (10) years.

•	Benefits Upon Termination For Cause or Resignation For Other Than Good Reason will include Earned Compensation, Earned Benefits, Vested Stock Options.

•
Severance Pay – The greater of six (6) times monthly compensation or twelve (12) months base salary less any compensation paid to the employee during the period between change of control and termination.

We have entered into an agreement with Pu Yue on the following terms:

•	Annual Salary – RMB 900,000.

•	Principal Benefits will include Health Insurance, Life Insurance, Annual Leave of Four Weeks.

•	Benefits Upon Termination For Cause or Resignation For Other Than Good Reason will include Earned Compensation, Earned Benefits.

•
Severance Pay – The greater of six (6) times monthly compensation or twelve (12) months base salary less any compensation paid to the employee during the period between change of control and termination.

Other than as described above for Mr. Ng and Mr. Pu, there have been no employment agreements negotiated or drafted between us and our executive officers of although it is anticipated that such agreements may be put in place with our executive offices.

C.  Board Practices

All of our directors serve for an indefinite term until their respective successor takes office or until his or her earlier death, resignation or removal by the members at a meeting called for the purpose of removing the directors or for purposes including the removal of a director; or by a resolution passed by the majority of the remaining directors. The following table sets forth the number of years our current directors and executive officers have held their positions and the expiration of their current term.

Name	Appointed on

Clive Ng	October 2006

Jonathan Kalman (1)	October 2007

Kerry Propper	October 2007

Simon Bax (2)	October 2007

Shan Li	October 2007

Alejandro Zubillaga (3)	October 2007

Pierre Suhandinata	May 2008

Richard Eu	May 2008

Su-Mei Thompson (4)	December 2008

(1) Mr. Kalman resigned from his position as a director of the Company on September 2008.

(2) Mr. Bax resigned from his position as a director of the Company on May 5, 2008.

(3) Mr. Zubillaga resigned from his position as a director of the Company on May 7, 2008.

(4) Ms. Thompson resigned from her position as a director of the Company on July 4, 2009.

Director Independence

The Board of Directors has determined that Pierre Suhandinata, Richard Eu and Shan Li are independent under the Nasdaq Marketplace Rules, because they do not currently own a significant percentage of our ordinary shares, are not currently employed by us, have not been actively involved in the management of China Cablecom and do not fall into any of the enumerated categories of people who cannot be considered independent under the Nasdaq Marketplace Rules. We have an Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee. We have appointed independent directors to each of our committees.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, no officer and employee of China Cablecom Holdings, and no former officer of China Cablecom Holdings, during the last completed fiscal year, participated in deliberations of the Board of Directors concerning executive officer compensation.

Meetings and Committees of the Board of Directors

To date, the Board has only taken formal action solely by unanimous consent. Although we do not have any formal policy regarding director attendance at annual shareholder meetings, in the future we will attempt to schedule our annual meetings so that its directors can attend. In addition, we expects our directors to attend all Board and committee meetings and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

Audit Committee

The Audit Committee was established on June 2, 2008. Our Audit Committee currently consists of Pierre Suhandinata, Richard Eu and Shan Li, who are independent directors and are also “financially literate.” The Nasdaq rule defines “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

Audit Committee Financial Expert.  Pierre Suhandinata has been qualified by the board as an “audit committee financial expert” within the meaning of all applicable rules. The Audit Committee is responsible for, among other things:

•	reviewing and approving all transactions with affiliates, related parties, directors and executive officers;

•	reviewing the procedures for the receipt and retention of, and the response to, complaints received regarding accounting, internal control or auditing matters; and

•	reviewing with management and the independent auditors, at least once annually.

Nominating Committee

The Nominating and Corporate Governance Committee was established on June 2, 2008. Our Nominating and Corporate Governance Committee currently consists of Pierre Suhandinata, Richard Eu and Shan Li. The Nominating and Corporate Governance Committee is responsible for, among other things:

•	reviewing with the board from time to time the appropriate skills and characteristics required of board members;

•	establishing and administering a periodic assessment procedure relating to the performance of the board as a whole and its individual members; and

•	making recommendations to the board regarding corporate governance matters and practices, including formulating and periodically reviewing corporate governance guidelines to be adopted by the board.

Compensation Committee

The Compensation Committee was established on June 2, 2008. Our Compensation Committee currently consists of Pierre Suhandinata, Richard Eu and Shan Li.  The Committee is responsible for, among other things:

•	assisting the board in determining the compensation of the Chief Executive Officer, Chief Financial Officer and other officers of the Company;

•	reviewing and making recommendations to the board with respect to non-CEO and non-CFO compensation; and

•	making recommendations to the board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans.

Settlement with China Broadband

Following Jaguar’s original filing, on October 31, 2007, of its prospectus/proxy statement on Form S-4 with the Securities and Exchange Commission relating to the Redomestication Merger and Business Combination, investors in China Broadband informed Mr. Ng that they viewed our activities as violative of Mr. Ng’s employment agreement with China Broadband. China Broadband is another company organized by Mr. Ng to pursue broadband cable opportunities in the PRC. Currently, it operates a broadband cable internet company that is pursuing opportunities in stand-alone, independent broadband services, including electronic program/television program-type publications, and is based in the city of Jinan in the Shandong province of the PRC.

Although Mr. Ng disagreed that our activities violated his employment agreement with China Broadband, in order to avoid the possibility of time consuming and costly litigation, Mr. Ng, Mr. Pu, China Broadband, Jaguar, us and certain of China Broadband’s shareholders and consultants entered into a settlement agreement dated as of January 11, 2008, pursuant to which the potential claims were resolved. As a result of this settlement, the parties agreed, among other things, as follows:

•
Each of Mr. Ng and Mr. Pu agreed with a subsidiary of China Broadband to modifications to his employment agreement to reflect the original intent of the parties, and allow them to continue as executives and directors of China Cablecom Holdings. In addition, the amendment to Mr. Ng’s employment agreement provides that (i) until such time as China Broadband hires a new Chief Executive Officer, Mr. Ng would remain an executive of China Broadband and take commercially reasonable efforts to assure that his activities with us would not materially interfere with his obligations to China Broadband and (ii) when China Broadband hires a new Chief Executive Officer, Mr. Ng’s work requirements for China Broadband would be appropriately reduced and he would no longer be an executive of China Broadband, although he will remain the non-executive Chairman and a member of the board of directors of China Broadband until the expiration of the employment agreement in July 2009, and (iii) requiring that he assist the Chief Executive Officer, the Board and management of China Broadband in identifying, negotiating with and entering into agreements with potential acquisition candidates that are in the stand-alone, independent broadband business in the People’s Republic of China. A new Chief Executive Officer was appointed by China Broadband. The amendment to Mr. Pu’s employment agreement provides that when China Broadband hires a new Chief Financial Officer and Principal Financial Officer, Mr. Pu’s work requirements for China Broadband shall be appropriately reduced although he will remain Vice Chairman and a member of the board of directors of China Broadband. The settlement agreement contains a provision recognizing that the provision of integrated cable television services in the People’s Republic of China and related activities is our business and the provision of stand-alone independent broadband services is the business of China Broadband. Mr. Ng’s revised employment agreement contains an express provision permitting Mr. Ng to resign from China Broadband in the event an acquisition arises that involves our business, which is how Mr. Ng currently intends to handle opportunities in the future that could create a situation similar to that which led to the settlement agreement. (Mr. Pu’s revised employment agreement does not include a similar provision). The resignation of Mr. Ng under his revised employment agreement with China Broadband should not result in a violation of such agreement for actions occurring prior to his resignation provided he complies with the terms of such agreement. However, notwithstanding the terms of the settlement agreement and the amendment to Mr. Ng’s employment agreement with China Broadband, Mr. Ng’s continuing relationship with China Broadband could lead to future claims of violation of his duties to China Broadband in the event future acquisitions in the PRC are offered to us rather than China Broadband, notwithstanding his current intention to resign in such circumstances.

•
The revised China Broadband employment agreements with Messrs. Ng and Pu expressly allow for them to engage in certain “permitted activities”, including serving as an officer, director and/or board committee member or being a securityholder of us pursuant to an employment agreement or otherwise and all activities undertaken in connection with the business of acting as a joint venture provider of integrated cable television services in the PRC and related activities (not including the provision of stand-alone broadband services).

•
Mr. Ng agreed, subject to the terms of the settlement agreement, to transfer 390,000 of our ordinary shares and make certain transfers of shares of China Broadband to or for the benefit of certain securityholders of China Broadband.

•
China Broadband, for itself and on behalf of any person or entity claiming by or through China Broadband, together with the securityholders and consultants who are parties to the settlement agreement, Mr. Ng, Mr. Pu, Jaguar and us all agreed to mutual releases of claims against each other (except that no release was provided by Jaguar or us to Mr. Ng or Mr. Pu and that certain investors have been asked to provide releases subsequent to the settlement agreement having been entered into).

Director Compensation

Our current directors do not currently receive any compensation for their services.

D.  Employees

We had 258 and 3,566 employees as of December 31, 2007 and 2008, respectively. The increase of our employees in 2008 was due to the acquisition of Hubei Chutian. As of December 31, 2008, we had 3,566 employees, including 2,182 in customer service, 391 in maintenance and engineering and 993 in administration. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E.  Share Ownership

See Item 7.A below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

The following table sets forth information with respect to the beneficial ownership of the ordinary shares as of July 10, 2009 by each person who beneficially owns more than 5% of ordinary shares and each officer, each director and all officers and directors as a group.

Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares
Clive Ng(2)	910,000	(3)	9.84%
Pu Yue(4)	—		—%
Sikan Toang	—		—%
Kerry Propper(5)	297,500	(6)	3.2%
Pierre Suhandinata	—		—%
Shan Li(7)	—		—%
Richard Eu	—		—%
Craig Samuels(8)	1,403,500		13.83%
JLF Offshore Fund, Ltd(9)	393,021		4.25%
JLF Partners I, L.P.(9)	286,873		3.10%
Globis Capital Partners, L.P.(10)	516,536		5.58%
Globis Capital Advisors., L.L.C.(10)	516,536		5.58%
Globis Overseas Fund, Ltd.(10)	82,211		0.88%
Globis Capital Management, L.P.(10)	598,747		6.47%
Globis Capital, L.L.C.(10)	598,747		6.47%
Paul Packer(10)	598,747		6.47%
Jack Silver(11)	1,266,557		12.4%
Sherleigh Associates Inc. Profit Sharing Plan(11)	1,266,557		12.4%
Spinner Global Technology Fund, Ltd.(12)	572,975		6.19%
Spinner Asset Management, LLC(12)	572,975		6.19%
Arthur C. Spinner(12)	572,975		6.19%
China Broadband, Inc. (13)	390,000		4.21%
Jeffrey Keswin(14)	492,580		5.27%
Lyrical Corp. I, LLC(14)	492,580		5.27%
Lyrical Partners, L.P.(14)	492,580		5.27%
All directors and executive officers as a group (seven individuals)	1,207,500	(14)	12.92%
____________
(1)	Unless otherwise indicated, the business address of each of the individuals is 27 Union Square West, Suite 501-502, New York, NY 10003.

(2)	The business address for Mr. Ng is 17 State Street, Suite 1600, New York, NY 10004.

(3)
After giving effect to delivery of 390,000 ordinary shares by the shareholder pursuant to the terms of a settlement agreement. See “Settlement Agreement with China Broadband”. Excludes 1,136,668 ordinary shares which are subject to voting agreements China Cablecom Holdings and Mr. Ng entered into with certain shareholders who were issued shares of China Cablecom Holdings in connection with the Business Combination. Pursuant to the voting agreements, such shareholders agreed, for a period of three years following the Business Combination, to vote their shares in favor of the Board nominees presented at a meeting of stockholders. Mr. Ng. disclaims beneficial ownership of the shares held by such shareholders. Does not include up to 7,520,000 shares that can be earned in connection with the grant of the Performance Shares.

(4)	The business address for Mr. Pu is 17 State Street, Suite 1600, New York, NY 10004.

(5)	The business address of Mr. Propper is Chardan Capital Markets, LLC, 17 State Street, Suite 2575, New York, New York 10004.

(6)	Includes 47,500 shares issuable upon exercise of warrants. Does not include 200,000 shares that can be earned in connection with the grant of the Performance Shares.

(7)	The business address of Mr. Li is Two IFC, 8 Finance Street, Central, Hong Kong.

(8)
The business address of Mr. Samuels is 13990 Rancho Dorado Bend, San Diego, CA 92130. Includes 900,000 shares issuable upon exercise of warrants. The information was derived from a Schedule 13D filed with the SEC on February 13, 2009.

(9)
The business address of JLF Partners I, L.P. is 2775 Via de la Valle, Suite 204, Del Mar, CA 92014. The business address of JLF Offshore Fund, Ltd. is c/o Goldman Sachs (Cayman) Trust Limited, PO Box 896, Harbour Centre, 2nd Floor, North Church Street, Grand Cayman KY1-1103, Cayman Islands.  The information was derived from a Schedule 13G/A filed with the SEC on July 24, 2008.

(10)
The principal office and business address is 60 Broad Street, 38th floor, New York, NY 10004. The Schedule 13G, as amended, on March 13, 2009, was jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: (i) Globis Capital Partners, L.P., a Delaware limited partnership (“Globis Partners”), with respect to shares of Common Stock directly held by it; (ii) Globis Capital Advisors, L.L.C., a Delaware limited liability company (“Globis Advisors”), serves as the general partner of Globis Partners, with respect to shares of Common Stock directly held by Globis Partners; (iii) Globis Overseas Fund, Ltd., a Cayman Islands exempted company (“Globis Overseas”), with respect to shares of Common Stock directly held by it; (iv) Globis Capital Management, L.P., a Delaware limited partnership (the “Investment Manager”), which serves as investment manager to, and has investment discretion over the securities held by, Globis Partners and Globis Overseas, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas; (v) Globis Capital, L.L.C., a Delaware limited liability company (“GC”), which serves as the general partner of the Investment Manager, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas; and (vi) Mr. Paul Packer (“Mr. Packer”), who is the Managing Member of Globis Advisors, and GC, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas. The information was derived from a Schedule 13G/A filed on March 13, 2009.

(11)
The principal office and business address is c/o SIAR Capital LLC, 660 Madison Avenue, New York, NY 10021. Represents 1,266,557 shares issuable upon the exercise of outstanding warrants held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Mr. Silver is the trustee. This information was derived from a Schedule 13G filed on February 17, 2009.

(12)
The principal office and business address of Spinner Asset Management, LLC and Arthur C. Spinner is 730 Fifth Avenue, Suite 1601, New York, NY 10019. The principal office and business address of Spinner Global Technology Fund, Ltd. is c/o ATC Fund Services (Curacao) N.V., Bon Bini Business Center Units 2B2K/2B2L, Schottegatweg Oost 10, Willemstad, Curacao. The Schedule 13G was jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: (i) Spinner Global Technology Fund, Ltd. (the “Fund”), Spinner Asset Management, LLC (the “Manager”) and Arthur C. Spinner.  The Manager is the investment manager of the Fund and Mr. Spinner is the managing member of the Manager.  Each of the Fund and the Manager has the shared power to vote and to dispose of the shares reported above and Mr. Spinner, by virtue of his position as the managing member of the Member, has shared authority to vote and to dispose of such shares. The information was derived from a Schedule 13G filed with the SEC on January 22, 2009.

(13)
The principal office and business address is 1900 Ninth Street, 3rd Floor Boulder, Colorado 80302. Marc Urbach, President, or such other person as designated by the board of directors of China Broadband, Inc. has dispositive and voting power over the shares.

(14)
Includes 100,000 shares issuable upon exercise of warrants. The principal office and business address of Jeffrey Keswin, Lyrical Corp. I, LLC (“Lyrical Corp.”) and Lyrical Partners, L.P. (“Lyrical”) is 405 Park Avenue, 6th Floor, New York, NY 10022. Lyrical serves as principal investment manager to a number of investment funds with respect to which it has voting and dispositive authority over the shares.  Lyrical Corp. serves as the general partner of Lyrical.  As such, Lyrical Corp. may be deemed to control Lyrical and therefore may be deemed to be the beneficial owner of the shares.  Mr. Jeffrey Keswin is the Managing Partner of Lyrical Corp. and may be deemed to control Lyrical Corp. and be the beneficial owner of the shares. The information was derived from a Schedule 13G filed with the SEC on February 11, 2009.

B.  Related Party Transactions

We have not, during the three most recently completed financial years and the subsequent period up to the date of this Annual Report, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is held or significantly influenced by any of the foregoing individuals, except as indicated below.

On June 26, 2008, we issued 320,000 shares of our ordinary shares to ClearMedia Limited, a company owned by our executive Chairman, Clive Ng, as finder’s fee in connection with the acquisition of Hubei Chutian.

We consummated a convertible debt financing in May 2008 with current and new investors involving the issuance of an aggregate of $43.175 million principal amount at maturity of secured convertible notes and approximately 1.525 million ordinary shares to assist in securing our acquisition of Hubei Broadcasting. Chardan Capital Markets, LLC, acted as lead placement agent in the convertible debt financing. Kerry Propper, a member of our board of directors, is the chief executive officer of Chardan Capital Markets, LLC.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

The Company’s consolidated financial statements are stated in U.S dollars and are prepared in accordance with US GAAP.

Audited Financial Statements

Our consolidated financial statements for the 2008/2007/2006 periods ended December 31st as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Policy on Dividend Distributions

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The payment of dividends in the future, if any, is within the discretion of the Board of Directors of Dynasty and will depend upon our earnings, our capital requirements and financial condition and other relevant factors. We do not anticipate declaring or paying any dividends in the foreseeable future.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

Our ordinary shares, warrants and units are quoted on the Nasdaq Capital Market under the symbols CABL, CABLW and CABLU, respectively.  The closing price for the securities on July 10, 2009, the most recent trading day practicable before the date of this Annual Report, was $0.50, $0.06 and $0.638, respectively.

Prior to the Business Combination, Jaguar’s units commenced public trading on April 6, 2006, and common stock and warrants commenced public trading on June 26, 2006. The Business Combination occurred on April 9, 2008 and we began trading as China Cablecom Holdings, Ltd. on the OTC Bulletin Board on April 10, 2008. Our ordinary shares, warrants and units commenced trading on the Nasdaq Capital Market on July 30, 2008.

The table below sets forth, for the calendar quarters indicated, the high and low bid prices for the securities as reported on the OTC BB in U.S. dollars. These quotations reflect inter-dealer prices, without markup, markdown or commissions, and may not represent actual transactions.

	Common
	Stock/Ordinary Shares		Warrants		Units

	High	Low	High	Low	High	Low
	(US$)
2007	7.40	5.35	1.20	0.80	7.83	7.10

First Quarter	5.57	5.35	1.20	0.80	7.83	7.10

Second Quarter	5.90	5.53	1.22	1.04	8.35	7.65

Third Quarter	6.00	5.63	1.65	1.00	9.37	7.70

Fourth Quarter	7.44	6.00	2.59	1.67	12.44	9.25

2008

First Quarter	7.45	6.43	2.67	1.70	12.70	10.55

Second Quarter	6.35	5.90	2.00	1.46	10.00	8.90

Third Quarter	7.00	2.17	1.99	0.22	9.5	5.0

Fourth Quarter	2.55	0.59	0.47	0.02	5.5	0.25

2009

First Quarter	0.87	0.15	0.10	0.02	1.98	0.21

Second Quarter	1.94	0.26	0.19	0.02	0.71	0.35

*	The share prices from the Second Quarter of 2006 begin on the dates which our securities first commenced trading.

Holders of ordinary shares, warrants and units should obtain current market quotations for their securities. There can be no assurance that a trading market will develop for these securities.

Status of Outstanding Ordinary Shares.  As of July 10, 2009, we had a total of 9,244,469 ordinary shares issued and outstanding.

Units, Options and Warrants. We have issued and outstanding warrants to purchase 8,518,774 ordinary shares. In addition, we have issued a unit purchase option issued and outstanding which is exercisable for 350,000 units, consisting of one ordinary share and two warrants to purchase one ordinary share at an exercise price of $9.10 per unit. The securities underlying the representative’s unit purchase option and underlying securities have registration rights and may be sold pursuant to Rule 144.

Holders.  As of July 10, 2009 there were, of record, 34 holders of ordinary shares, 3 holders of warrants, and 7 holders of units. We believe the number of beneficial holders of each of these securities is significantly greater than the number of record holders.

B.  Plan of Distribution

Not Applicable.

C.  Markets

Our ordinary shares, warrants and units are quoted on the Nasdaq Capital Market under the symbols CABL, CABLW and CABLU, respectively.

D.  Selling Shareholders

Not Applicable.

E.  Dilution

Not Applicable.

F.  Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.      Share Capital

Not applicable.

B.  Memorandum and Articles of association

The description of certain terms and provisions of our Amended and Restated Memorandum and Articles of Association is incorporated by reference to our Registration Statement filed on Form S-4 filed with the SEC on March 21, 2008.

C.  Material Contracts

During the fiscal years ended December 31, 2008 and 2007, the Company has not entered into any material agreements which are not described elsewhere in this Annual Report except that:

In June and July of 2008, China Cablecom and JYNT entered into a set of loan agreements which are detailed below.

Offshore Loan Agreements.  China Cablecom and Rich Dynamic Limited, a Hong Kong company (“RDL”), entered into two loan agreements respectively on June 10, 2008 and July 29, 2008 (“Offshore Loan Agreements”), whereby China Cablecom agreed to extend loans to RDL.  RDL’s loan repayment obligations under the Offshore Loan Agreements were secured under share pledge agreements, in which RDL agreed to pledge its equity interest in Chengdu Chuanghong to China Cablecom as security for RDL’s performance of its loans repayment obligations under the Offshore Loan Agreements.

Onshore Loan Agreements.  Dong Wanling and JYNT entered into two loan agreements respectively on June 10, 2008 and July 29, 2008 (“Onshore Loan Agreements“), whereby Dong Wanling agreed to extend two loans to JYNT which amount in aggregate to RMB 254,600,000. To date, we have received a payment of RMB224,000,000 in aggregate for the Onshore Loan Agreement and the Offshore Loan Agreement. We will settle the Onshore Loan Agreement and the Offshore Loan Agreement once the payment under the Onshore Loan Agreement has been made in full.

D.  Exchange controls

China’s government imposes control over the convertibility of RMB into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for RMB, or the PBOC Exchange Rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

 Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible upon the proper production of qualified commercial vouchers or legal documents as required by the Regulations. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China upon the proper production of, inter alia, the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE.

 Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E. Taxation

BVI Tax Considerations

The Government of the British Virgin Islands, will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders or warrant holders.  The British Virgin Islands are not party to any double taxation treaties.

The Company and all distributions, interest and other amounts paid by the Company to persons who are not persons resident in the British Virgin Islands are exempt from the provisions of the Income Tax Act in the British Virgin Islands and any capital gains realized with respect to any shares, debt obligations or other securities of the Company by persons who are not resident in the British Virgin Islands are exempt from all forms of taxation in the British Virgin Islands.  As of January 1, 2007, the Payroll Taxes Act, 2004 came into force. It will not apply to the Company except to the extent the Company has employees (and deemed employees) rendering services to the Company wholly or mainly in the British Virgin Islands.  The Company at present has no employees in the British Virgin Islands and has no intention of having any employees in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders or warrant holders.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our ordinary shares and warrants, sometimes referred to as our securities, to us and to holders of our securities. Because the components of a unit are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to the holder of a unit (as the deemed owner of the underlying ordinary share and warrant components of the unit). The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares or warrants that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our ordinary shares and warrants is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders is described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our ordinary shares and warrants as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our ordinary shares or warrants pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares or warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares or warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO US OR TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION AND THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES AND WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

Tax Consequences to U.S. Holders of Our Ordinary Shares and Warrants

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC”, rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any dividend paid on our ordinary shares. A distribution on our ordinary shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long term capital gains rate (see “— Taxation on the Disposition of ordinary shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under recently published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Capital Market.  While our ordinary shares are currently listed and traded on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of a warrant.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes apply to any gain from the disposition of our ordinary shares or warrants by a U.S. Holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. The terms of a warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant, in certain events. Such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the ordinary shares. See “—Taxation of Distributions Paid on Ordinary Shares,” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. If a warrant is exercised other than by the payment of the exercise price in cash, the tax treatment of such an exercise may vary from that described above. U.S. Holders should consult their own tax advisors regarding the tax treatment of such an exercise.

Passive Foreign Investment Company Rules

A foreign corporation will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries in 2008, we do not anticipate that we will be treated as a PFIC in 2008. Notwithstanding the foregoing, our view that we will not be treated as a PFIC in 2008 is not free from doubt because of, among other things, the significant cash position and uncertainties relating to the actual values of the other assets of us and our subsidiaries in 2008. Our actual PFIC status for any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for 2008 or any subsequent taxable year.

If we qualified as a PFIC for any taxable year during which a U.S. Holder held our ordinary shares or warrants and the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our ordinary shares or a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

•
the amount allocated to the taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to any taxable year prior to the first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

In addition, if we are a PFIC, a U.S. Holder who acquires our ordinary shares or warrants from a deceased U.S. Holder who dies before January 1, 2010 and who had not made a timely QEF election for the ordinary shares generally will be denied the step-up of U.S. federal income tax basis in such shares or warrants to their fair market value at the date of the deceased holder’s death. Instead, such U.S. Holder would have a tax basis in such shares or warrants equal to the deceased holder’s tax basis, if lower.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares will continue to apply with respect to such ordinary shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a stockholder-by-stockholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has elected the application of the QEF rules to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for our ordinary shares or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, however, will not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for the tax years in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder owns ordinary shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election. If the U.S. Holder makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) ordinary shares in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission (including the Nasdaq Capital Market), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While our ordinary shares are currently listed and traded on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Our Ordinary Shares and Warrants

Dividends paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares or warrants by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H.  Documents on display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at 1 Grand Gateway, 1 Hongqian Road, Shanghai, 200030, People’s Republic of China.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.  Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, will be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  Although the principal currency of our primary revenue source will be the Chinese RMB, the corporate expenses of the Company (e.g., rent, telephone, payroll, professional fees etc.) are likely to be paid in US Dollars. The Company intends to monitor its exchange rate risk and take necessary actions to reduce its exposure, though the Company is not currently exploring hedging opportunities.

We do not use derivative financial instruments.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Company’s subsidiary China Cablecom Ltd. received from one of its lenders a notice of default as a result of the failure of China Cablecom Ltd. to make its scheduled April 9, 2009 principal and interest payment of approximately $2.2 million under a promissory note issued in connection with the $20.0 million bridge financing that preceded our merger with Jaguar Acquisition Corporation (the “Bridge Notes”).  Accordingly, the lender gave notice that the April 2009 principal and interest payment and all other obligations under the promissory note held by such lender were immediately due and payable together with related penalties.  As a result, China Cablecom Ltd. is currently in default under the Bridge Note.  The Company sought tolling agreements from all of the holders of the promissory notes issued in connection with the bridge financing that funds consisting of outstanding principal amount together with any unpaid and accrued interest (aggregating to approximately $11.0 million on the due date, including the approximate $2.2 million owed to the lender mentioned above), had been made available in a separate fund during the process of arranging for the conversion of Renminbi in China. While most lenders provided such tolling agreements, they were only effective until April 30, 2009 and as of June 30, 2009, the full amount of principal, interest and penalty provisions are now due and payable.  The Company is currently working to resolve this matter with investors holding the Bridge Notes of China Cablecom Ltd. by negotiating a comprehensive debt restructuring package.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.    CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2008. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2008 were effective and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management’s annual report on internal control over financial reporting

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

 Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Given the size of our Company in terms of capital and personnel, the controls generally involve direct observations by the CFO and CEO, and the review of all financial reporting documents by the CFO. Management has concluded that our internal controls over financial reporting are effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can only provide reasonable assurances with respect to financial statement preparation and presentation. In addition, any evaluation of effectiveness for future periods is subject to the risk that controls may become inadequate because of changes in conditions in the future.

(c) Attestation report of the register public accounting firms

Not applicable.

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.     [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Pierre Sunhandinata, is an independent financial expert serving on our audit committee.

ITEM 16B.  CODE OF ETHICS.

The Company has adopted a Code of Conduct that applies to its Chief Executive Officer and all of its directors, officers and employees, or persons performing similar functions. A copy of our Code of Conduct is available at its corporate office in the PRC. Any future changes to the Code of Conduct will be posted on the Company’s website or filed as an exhibit to a report filed with the SEC within five business days of the change being effective.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2008 and 2007 by UHY Vocation HK CPA Limited, the Company’s principal accounting firm.

Accountant Fees and Services	2008	2007
Audit Fees	$259,800	$192,000
Audit Related Fees	$348,200	$—
Tax Fees	$—	$—
All Other Fees	$—	—
	$608,000	$192,000

Audit Fees

The audit fees for the years ended December 31, 2008 and 2007, respectively, were paid for professional services rendered for the audits of our consolidated financial statements, quarterly reviews, consents, and assistance with review of documents filed with the SEC.

Tax Fees

Tax fees for the years ended December 31, 2008 and 2007, respectively, were paid for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

Other Fees

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with US GAAP.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1 (1)	China Cablecom Holdings Amended and Restated Memorandum of Association

1.2 (1)	China Cablecom Holdings Amended and Restated Articles of Association

2.1 (1)	Specimen Unit Certificate

2.2 (1)	Specimen Ordinary Share Certificate

2.3 (1)	Form of Unit Purchase Option

2.4 (1)	Form of Warrant

2.5 (2)	Form of Warrant Agreement

2.6	Form of Secured Convertible Note.

4.1 (1)	The China Cablecom Holdings 2007 Omnibus Securities and Incentive Plan

4.2 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and James S. Cassano

4.3 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Kerry Proper

4.4 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Jonathan Kalman

4.5 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Clive Ng

4.6 (1)	Incentive Share Agreement between China Cablecom Holdings and James S. Cassano

4.7 (1)	Incentive Share Agreement between China Cablecom Holdings and Kerry Proper

4.8 (1)	Incentive Share Agreement between China Cablecom Holdings and Jonathan Kalman

4.9 (1)	Form of Consulting Agreement between China Cablecom Holdings and China Cablecom Holdings Limited, a Cayman Islands limited company

4.10 (1)	Form of Employment Agreement between China Cablecom Holdings and Clive Ng

4.11 (1)	Promissory Note from China Cablecom to Jaguar in the initial principal amount of $475,000

4.12 (1)	Purchase Agreement, dated as of September 19, 2007, by and among China Cablecom Ltd. and the entities listed on the Schedule of Investors attached thereto as Schedule I

4.13 (1)	Form of First Closing Promissory Note

4.14 (1)	Registration Rights Agreement, dated September 19, 2007, by and among China Cablecom Ltd. and the entities listed on the Schedule A attached thereto

4.15 (1)	Share Pledge Agreement, dated as of September 19, 2007, by Clive Ng in favor of the persons and entities listed on the Schedule of Investors attached thereto as Schedule III

4.16 (2)	Form of Registration Rights Agreement among the Registrant and the Initial Stockholders

4.17(2)	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Stockholders

4.18 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Jonathan Kalman

4.19 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and C. Richard Corl

4.20 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and James S. Cassano

4.21 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and John J. Hoey

4.22 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and William J. Westervelt, Jr.

4.23 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and David W. Tralka

4.24 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Robert Moreyra

4.25 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Peter Collins

4.26 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Sapphire Canyon Investments LLC

4.27 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Corl LLC

4.28 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and JSC Group Holdings LLC

4.29 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and PA Holdings, LLC

4.30 (1)	Framework Agreement by and between Binzhou Broadcasting and Television Network Co., Ltd. and Jinan Youxiantong Network Technology Co., Ltd., August 2007

4.31 (1)	Asset Transfer Agreement by and between Binzhou Broadcasting and Television Network Co., Ltd. and Binzhou Broadcast and Television Information Network Co., Ltd., September 2007

4.32 (1)	Exclusive Service Agreement between Binzhou Broadcasting and Television Network Co., Ltd. and Binzhou Broadcast and Television Information Network Co., Ltd., September 2007

4.33 (1)	Technical Services Agreement between Binzhou Broadcast and Television Information and Network Co., Ltd. and Jinan Youxiantong Network Technology Co., Ltd., September 2007

4.34 (1)	Equity Option Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Liang Yue Jing, July 2007

4.35 (1)	Equity Option Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Pu Yue, July 2007

4.36 (1)	Equity Pledge Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Lian Yue Jing, July 2007

4.37 (1)	Equity Pledge Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Pu Yue, July 2007

4.38 (1)	Loan Agreement by and between China Cablecom Co. Ltd. (Hong Kong) and Liang Yue-Jing, June 2007

4.39 (1)	Loan Agreement by and between China Cablecom Co. Ltd. (Hong Kong) and Pu Yue, June 2007

4.40 (1)	Power of Attorney granted by Lian Yue Jing, July 16, 2007

4.41 (1)	Power of Attorney granted by Pue Yue, July 16, 2007

4.42 (1)	Trustee Arrangement Letter, by and between China Cablecom Co., Ltd. (Hong Kong) and Lian Yue Jing, June 30, 2007

4.43 (1)	Trustee Arrangement Letter, by and between China Cablecom Co., Ltd. (Hong Kong) and Pu Yue, June 30, 2007

4.44 (1)	Supplementary Agreement to the Framework Agreement, by and between Binzhou Broadcasting and Television Network, Co., Ltd. and Jinan Youxiantong Network Technology Co. Ltd., dated August 6, 2007

4.45 (3)
Settlement Agreement by and between China Broadband, Inc., China Broadband, Ltd., China Broadband, Inc., Stephen P. Cherner, Maxim Financial Corporation, Mark L. Baum, BCGU, LLC, Mark I. Lev, Wellfleet Partners, Inc., Pu Yue, Clive Ng, Chardan Capital Markets, LLC, Jaguar Acquisition Corporation and China Cablecom Holdings, Ltd. dated January 9, 2008

4.46 (1)	Form of Voting Agreement by and between Jaguar Acquisition Corporation, China Cablecom Holdings, Ltd., Certain Shareholders of Jaguar Acquisition Corporation and Clive Ng.

4.47 (1)	Form of Employment Agreement by and between China Cablecom Holdings, Ltd. and Pu Yue.

4.48 (4)	Unit Purchase Option Clarification Agreement dated as of January 30, 2008 by Jaguar Acquisition Corporation.

4.49 (4)	Warrant Clarification Agreement dated January 30, 2008 by and between Jaguar Acquisition Corporation and Continental Stock Transfer & Trust Company.

4.50	Offshore Loan Agreement between China Cablecom and Rich Dynamic Limited, dated June 10, 2008.

4.51	Offshore Loan Agreement between China Cablecom and Rich Dynamic Limited, dated July 29, 2008.

4.52	Onshore Loan Agreement between Dong Wanling and JYNT, dated June 10, 2008.

4.53	Onshore Loan Agreement between Dong Wanling and JYNT, dated July 29, 2008.

4.54	Security Agreement between China Cablecom Holdings and Collateral Agents, LLC for the benefit of certain lenders party thereto, dated May 8, 2008.

4.55	Guaranty entered into by China Cablecom Ltd. for the benefit of Collateral Agents, LLC and certain lenders party thereto, dated May 8, 2008.

4.56	Collateral Agent Agreement among Collateral Agents, LLC, China Cablecom Ltd., China Cablecom Holdings and the lenders party thereto, dated as of May 8, 2008.

4.57	Subscription Agreement among China Cablecom Holdings and subscribers party thereto, dated May 8, 2008.

4.58(5)	Framework Agreement dated June 5, 2008 between JYNT and Hubei SOE, as amended June 18, 2008.

4.59(5)	Technical Services Agreement dated June 5, 2008 between JYNT and Hubei SOE.

4.60(5)	Asset Transfer Agreement dated June 5, 2008 between Hubei Chutian and Hubei SOE.

4.61(5)	Exclusive Cooperation Agreement dated June 5, 2008 between Hubei Chutian and Hubei SOE.

8.1	List of subsidiaries.

11.1	China Cablecom Holdings Ltd. Code of Business Conduct and Ethics.

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-4 (Registration No. 333-147038).

(2)	Incorporated by reference to Jaguar Acquisition Corp. Registration Statement on Form S-1 (Registration No. 333-127135).

(3)	Incorporated by reference to Exhibit No. 10.1 to the Current Report on Form 8-K filed with the SEC by China Broadband, Inc. on January 17, 2008.

(4)	Incorporated by reference to the Quarterly Report on Form 10-QSB filed with the SEC by Jaguar Acquisition Corp. on February 14, 2008.

(5)	Incorporated by reference to the Current Report on Form 6-K filed with the SEC by the Company on June 24, 2008.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CABLECOM HOLDINGS, LTD.

By: /s/ Pue Yue	By: /s/ Sikan Tong

Name: Pu Yue	Name: Sikan Tong
Title: Chief Executive Officer	Title: Chief Financial Officer
Date: July 15, 2009	Date: July 15, 2009

CHINA CABLECOM HOLDINGS, LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
China Cablecom Holdings, Ltd.

We have audited the accompanying consolidated balance sheets of China Cablecom Holdings, Ltd. (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficiency) and cash flows for the years then ended.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At December 31, 2008, the Company has a working capital deficit of approximately $39 million, and as discussed in Notes 25 and 26 to the financial statements, subsequent to year end the Company was in default under its obligation to make principal and interest payments under a promissory note. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Notes 25 and 26. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY Vocation HK CPA Limited
UHY Vocation HK CPA Limited
Certified Public Accountants

Hong Kong,
(THE PEOPLE'S REPUBLIC OF CHINA)
July 14, 2009

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS
Current Assets:
Cash and cash equivalents	$29,182,251	$12,638,574
Accounts receivable	1,628,710	-
Prepaid expenses and advances	9,236,025	668,518
Inventories	3,744,745	766,120
Note receivable	-	237,500
Assets to be used by noncontrolling ("minority") interest – note 4	-	1,883,769
Total Current Assets	43,791,731	16,194,481
Property, Plant & Equipment, Net	79,877,186	20,721,845
Construction In Progress	1,036,667	1,242,289
Intangible assets, net	57,126,002	18,362,729
Other Assets:
Note receivable	-	237,500
Deferred financing costs, net	1,243,923	1,188,020
Deferred shell merger costs, net	-	971,622
Deemed receivable from noncontrolling ("minority") interest for settlement of certain net liabilities – note 4	-	10,577,656
Total Assets	$183,075,509	$69,496,142
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current portion of long term debt – net of discount	$9,481,940	$9,617,646
Accounts payable	8,872,144	2,460,843
Service performance obligation-deferred revenue	1,661,311	110,745
Other current liabilities	7,630,924	1,378,135
Note payable – noncontrolling (“minority”) interest	55,420,250	17,218,612
Liabilities to be settled by noncontrolling ("minority") interest – note 4	-	12,461,425
Total Current Liabilities	83,066,569	43,247,406
Long Term Liabilities:
Convertible notes, net of discount	16,684,044	-
Note payable – noncontrolling (“minority”) interest, net of current portion	51,777,719	17,046,817
Note payable, net of discount and current portion	-	7,477,822
Total Liabilities	151,528,332	67,772,045

Noncontrolling (“minority”) interest	1,768,004	21,883

STOCKHOLDERS’ EQUITY
Preferred stock, $.0005 par value; 1,000,000 authorized shares, none issued	-	-
Ordinary shares, $.0005 par value; 40,000,000 authorized shares, 9,677,131 shares issued and outstanding (December 31, 2007 equivalent shares outstanding 2,066,680)	4,839	1,333
Additional paid-in capital	45,526,562	3,575,737
Statutory reserves	131,501	46,269
Accumulated deficit	(16,532,864)	(2,274,783)
Accumulated other comprehensive income	649,135	353,658
Total stockholders’ equity	29,779,173	1,702,214
Total liabilities and stockholders’ equity	$183,075,509	$69,496,142

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended	For the year ended
	December 31, 2008	December 31, 2007
Revenue	$23,439,217	$1,994,773
Cost of revenue	13,436,959	1,016,766
Gross profit	10,002,258	978,007
Operating expenses
Selling expenses	-	66,853
General and administrative expenses	15,125,517	1,595,106
Total operating expenses	15,125,517	1,661,959
Loss from operations	(5,123,259)	(683,952)
Other income and (expenses)
Interest income	340,102	66,692
Interest expense	(8,741,899)	(1,473,766)
Other income / (expenses)	680,574	(3,625)
Total other expenses	(7,721,223)	(1,410,699)
Loss before income taxes	(12,844,482)	(2,094,651)
Income taxes	(341,748)	(40,202)
Loss from operations before noncontrolling (“minority”) interest	(13,186,230)	(2,134,853)
Noncontrolling (“minority”) interest in income	(986,619)	(20,551)
Net loss	(14,172,849)	(2,155,404)
Other comprehensive income
Foreign currency translation adjustment	295,477	353,658
Comprehensive loss	$(13,877,372)	$(1,801,746)
Loss per ordinary share:
- Basic and fully diluted	$(1.87)	$(0.87)
Weighted average number of shares
- Basic and fully diluted	7,417,512	2,066,680

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
For the years ended December 31, 2008 and 2007
	Preferred Stock		Ordinary Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income	(Deficiency)

Balance at December 31, 2006	-	-	1,000	1	999	-	(73,110)	-	(72,110)

Issuance of ordinary shares for cash	-	-	1,899,000	949	1	-	-	-	950

Shares of Class A preferred stock issued in the bridge financing	766,680	383	-	-	3,574,737	-	-	-	3,575,120

Foreign currency translation adjustment	-	-	-	-	-	-	-	353,658	353,658

Transfer from retained earnings to statutory reserve	-	-	-	-	-	46,269	(46,269)	-	-

Net loss for 2007	-	-	-	-	-	-	(2,155,404)	-	(2,155,404)

Balance at December 31, 2007	766,680	$383	1,900,000	$950	3,575,737	46,269	(2,274,783)	353,658	1,702,214

Recapitalization – reverse merger	(766,680)	(383)	5,883,037	2,941	22,131,052	-	-	-	22,133,610
Allocation of proceeds from issuance of convertible notes – incentive shares	-	-	1,524,994	763	9,079,667	-	-	-	9,080,430
Allocation of proceeds from issuance of convertible notes – beneficial conversion feature	-	-	-	-	8,542,791	-	-	-	8,542,791

Warrants exercised			49,100	25	245,475				245,500
Issuance of ordinary shares as finder’s fee			320,000	160	1,951,840				1,952,000
Foreign currency translation adjustment	-	-	-	-	-	-	-	295,477	295,477
Transfer from retained earnings to statutory reserve	-	-	-	-	-	85,232	(85,232)	-	-
Net loss for 2008	-	-	-	-	-	-	(14,172,849)	-	(14,172,849)
Balance at December 31, 2008	-	$-	9,677,131	$4,839	45,526,562	131,501	(16,532,864)	649,135	29,779,173

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended
	December 31, 2008	December 31, 2007
Cash Flows From Operating Activities:
Net loss	$(14,172,849)	$(2,155,404)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	8,213,143	555,178
Amortization of intangible assets	2,152,882	374,507
Amortization of deferred financing costs	1,209,775	274,980
Amortization of note payable discount – note 16	2,382,632	670,588
Amortization of convertible note discount	4,910,547	-
Noncontrolling (“minority”) interest in income	986,619	20,551
Changes in operating assets and liabilities:
Accounts receivable	(1,628,710)	-
Inventories	(2,978,625)	(213,015)
Prepaid expenses and advances	(8,567,507)	(657,977)
Accounts payable	6,411,301	1,351,918
Service performance obligation-deferred revenue	1,550,566	108,821
Other current liabilities	6,252,789	751,308
Net cash provided by operating activities	6,722,563	1,081,455

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(34,202,234)	(1,102,753)
Purchase of construction in progress	-	(556,828)
Issuance / (Repayment) of note receivable – related party	475,000	(475,000)
Acquisition of Binzhou PRC	-	(4,239,758)
Net cash used in investing activities	(33,727,234)	(6,374,339)

Cash Flows From Financing Activities:
Proceeds from reverse merger with Jaguar, net	23,105,232	-
Proceeds from issuance of convertible notes	19,050,610	-
Proceeds from issuance of ordinary shares	9,325,930	950
Proceeds from issuance of Class A preferred stock	-	3,575,120
Proceeds from issuance / (repayments) of notes payable	(9,996,160)	16,424,880
Contribution from noncontrolling (“minority”) interest	759,502	-
Repayment of shareholder advances	-	(107,025)
Deferred financing costs incurred	-	(863,000)
Deferred shell merger costs incurred	-	(971,623)
	42,245,114	18,059,302
Cash flows from financing assets/liabilities held and settled by noncontrolling ("minority") interest	-	(239,916)
Net cash provided by financing activities	42,245,114	17,819,386
Effect of exchange rate changes on cash	1,303,234	112,072
Net increase in cash	16,543,677	12,638,574
Cash at beginning of the period	12,638,574	-
Cash at the end of the period	$29,182,251	$12,638,574
Supplemental Disclosure of cash paid during the period :
Interest paid	$1,146,836	$38,820
Income taxes paid	$12,316	$9,404
Supplemental Disclosure Of Non-Cash Investing And Financing Activities:
Investment in Binzhou PRC financed by note payable - relating to assets transfer	$-	$34,265,429

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Basis of Preparation of Financial Statements

China Cablecom Ltd. was incorporated under the laws of the British Virgin Islands on October 6, 2006.

On April 9, 2008, China Cablecom Ltd. and Jaguar Acquisition Corporation ("Jaguar"), a special purpose acquisition company, completed a redomestication merger of Jaguar in the British Virgin Islands as China Cablecom Holdings, Ltd. (the “Company” or “China Cablecom”) and the concurrent business combination merger with China Cablecom Ltd.

Prior to the merge with the Company, Jaguar issued 4,950,000 units (“Units”), each represent one ordinary shares and two warrants.

In accordance with the merger agreement, the following occurred with respect to the outstanding Class A Preferred stock and Ordinary shares of China Cablecom Ltd. and the ordinary shares and warrants, including those under the Units, of Jaguar:
i)
all of the Class A preferred stock and ordinary shares of China Cablecom Ltd. were cancelled and each registered owner of outstanding preferred stock and ordinary shares of China Cablecom Ltd. automatically become the registered owner of one and 0.6842 shares of the Company,  respectively

ii)	all of the common shares of Jaguar were cancelled and each registered owner of outstanding common shares of Jaguar automatically become the registered owner of one ordinary share of the Company
iii)	all of the outstanding warrants were assumed by the Company and become exercisable for the Company’s current shares at the original exercise price, US$ 5.00.

For financial reporting purposes, this merger transaction was recorded as a recapitalization of China Cablecom Ltd. whereby China Cablecom Ltd. is deemed to be the continuing, surviving entity for accounting purpose, but through reorganization, has deemed to have adopted the capital structure of the Company.

The Company is the 100% shareholder of China Cablecom Company Limited (“HK Cablecom”) incorporated in the Hong Kong on May 22, 2007. HK Cablecom owns 100% of Heze Cablecom Network Technology Co., Ltd ("HZNT") incorporated under the laws of the People’s Republic of China (“PRC”) on October 9, 2007.

The Company is also the primary beneficiary of the following Variable Interest Entities (“VIE”) as defined under FIN-46R:

●	Jinan Youxiantong Network Technology Co. Ltd ("JYNT") incorporated under the laws of the PRC on July 16, 2007.

●	Binzhou Broadcasting and Television Information Network Co., Ltd. (“Binzhou Broadcasting”) incorporated under the laws of the PRC on September 10, 2007.

●	Hubei Chutian Video Communication Network Co., Ltd. (“Hubei Chutian”) incorporated under the laws of the PRC on May 15, 2008.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Basis of Preparation of Financial Statements (Continued)

●	The PRC cable companies (collectively, “Binzhou PRC”) which hold the operating cable assets to be transferred to Binzhou Broadcasting before December 31, 2008:

o	Huiming Cable Network Co., Ltd.

o	Boxing Dian Guang Media Co., Ltd.

o	Zouping Cable Network Center

o	Binzhou Guang Dian Cable Network Center

o	Binzhou Guang Shi Network Co., Ltd

On October 1, 2007, the Company, through JYNT, a company controlled through a series of agreements and transactions by China Cablecom, acquired a 49% equity interest in Binzhou Broadcasting, a joint-venture company. By entering into this joint-venture agreement, China Cablecom became a  provider of cable television services in the PRC, operating with its partner in the joint venture, Binzhou Guangdian Network Co., Ltd (‘‘Binzhou SOE’’). Binzhou SOE is a local state-owned enterprise authorized by the PRC government to control the distribution of cable television services in the PRC. China Cablecom and Binzhou Broadcasting acquired the cable network it currently operates in Binzhou, Shandong Province, by entering into a series of asset purchase and services agreements with Binzhou SOE (note 4).

Binzhou PRC was previously owned by the local branches of the PRC’s State Administration of Radio, Film and Television (“SARFT”), located in five different PRC municipalities. Binzhou SOE was formed by SARFT to serve as a holding company of Binzhou PRC. Due to restrictions by the PRC government regarding foreign ownership of PRC media and broadcasting entities, China Cablecom’s 49% joint venture interest in Binzhou Broadcasting is held through a series of contractual arrangements with other entities it controls. The intended result of these contractual arrangements is that the economic risks and benefits of Binzhou Broadcasting’s operations are being primarily borne by China Cablecom, without China Cablecom having a direct ownership of equity securities of Binzhou SOE or Binzhou PRC. These contractual arrangements, in addition to the service agreements JYNT has with Binzhou Broadcasting, provide under the relevant principles of United States Generally Accepted Accounting Principles (“U.S. GAAP”) for the consolidation of the results of operations of Binzhou Broadcasting by China Cablecom, with 60% of the Binzhou Broadcasting’s net income included in the accompanying financial statements of China Cablecom.

The contractual arrangements between JYNT and Binzhou Broadcasting have an initial term of 20 years. The parties may mutually seek to extend these agreements upon the expiry of the current term. China Cablecom is not aware of any legal impediments that may affect the renewal of these agreements under current PRC laws. In order for China Cablecom to continue to derive the economic benefits from its joint venture interest in the operation of Binzhou Broadcasting, it must renew these contractual agreements.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and Basis of Preparation of Financial Statements (Continued)

As mentioned above, on October 1, 2007, JYNT entered into an operating partnership through a joint venture with its partner Binzhou SOE, called Binzhou Broadcasting.  Binzhou SOE agreed to contribute all of the inventory and property, plant and equipment of Binzhou PRC along with all of their cable business operations in the PRC in exchange for a 51% equity interest in Binzhou Broadcasting. JYNT agreed to acquire the remaining 49% equity interest in Binzhou Broadcasting, as well as receive 60% of the economic benefits in Binzhou Broadcasting, through an exclusive 11% service agreement, for total consideration of approximately $26.5 million. This exclusive service agreement provides marketing, strategic consulting and technical support and services for 11% of the net profits of Binzhou Broadcasting. Binzhou SOE receives 40% of the economic benefits or net profits of Binzhou Broadcasting for its interest in the joint venture.

In addition, in accordance with the operating partnership and other agreements (“Framework Agreement”) between JYNT and Binzhou SOE, JYNT was given the ability to control certain aspects of the financing and management of Binzhou Broadcasting. JYNT has a veto right regarding the appointment of the general manager of Binzhou Broadcasting, the right to appoint the chief financial officer of Binzhou Broadcasting and an obligation to provide continued financial resources for investment and capital expenditures for the future expansion of the Binzhou Broadcasting’s operations. The result of these rights and obligations given to JYNT is that China Cablecom and JYNT have the ability to substantially influence the joint venture’s daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder vote.

On June 16, 2008, the Company announced the phase one acquisition of Hubei Chutian network through a contractual and joint venture agreement similar to that used in the acquisition of Binzhou network.

The Company, through JYNT, acquired a 49% equity interest in Hubei Chutian, a joint-venture company, operating with its partner in the joint venture, Hubei Chutian Radio and Television Information Network Co., Ltd. (‘‘Hubei SOE’’). JYNT also entered into a technical service agreement with Hubei Chutian whereby JYNT provides marketing, strategic consulting and technical support and services for 11% of the net profits. Together with its 49% equity interest, JYNT effectively receives 60% of economic benefits of Hubei Chutian.

In addition, in accordance with the operating partnership and other agreements (“Framework Agreement”) between JYNT and Hubei SOE, JYNT was given the ability to control certain aspects of the financing and management of Hubei Chutian. JYNT has a veto right regarding the appointment of the general manager of Hubei Chutian, the right to appoint the chief financial officer of Hubei Chutian and an obligation to provide continued financial resources for investment and capital expenditures for the future expansion of the Hubei Chutian’s operations. The result of these rights and obligations given to JYNT is that China Cablecom and JYNT have the ability to substantially influence the joint venture’s daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder vote.

On June 30, 2008, Hubei SOE completed the transfer of the operating network assets to Hubei Chutian. Operations of Hubei Chutian are included in the consolidated financial statements from July 1, 2008.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Basis of Preparation of Financial Statements (Continued)

Basis of Presentation

The consolidated financial statements, prepared in accordance with U.S. GAAP, include the financial statements of China Cablecom Holdings, Ltd., and its wholly owned or controlled subsidiaries and its consolidated variable interest entities as listed above. A consolidated variable interest entity is a variable interest entity of which the Company is the primary beneficiary under FIN 46R. All significant inter-company transactions and balances between the Company, its subsidiaries and VIEs are eliminated upon consolidation. The Company has included the results of operations of its subsidiaries and consolidated variable interest entities from the dates of acquisition.

The Company, its subsidiaries and VIEs referenced above are hereinafter collectively referred to as the “Company”.

2.    Summary of Significant Accounting Policies

Consolidation of Variable Interest Entities
VIEs are entities that lack one or more voting interest entity characteristics. The Company consolidates VIEs in which it is the primary beneficiary of its economic gains or losses. The FASB has issued Interpretation No. 46 (FIN-46R) (Revised December 2004), Consolidation of Variable Interest Entities. FIN-46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. It separates entities into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation (the subject of FIN-46R). FIN-46R clarifies how to identify a variable interest entity and how to determine when a business enterprise should include the assets, liabilities, noncontrolling (“minority”) interests and results of activities of a variable interest entity in its consolidated financial statements.

In accordance with FIN-46R, China Cablecom has evaluated its economic relationships with Hubei Chutian, Binzhou Broadcasting and has determined that it is required to consolidate Hubei Chutian, Binzhou Broadcasting pursuant to the rules of FIN-46R. Therefore Binzhou Broadcasting and Hubei Chutian are considered to be a VIE, as defined by FIN-46R, of which China Cablecom is the primary beneficiary.  China Cablecom, as mentioned above, absorbs a majority of the economic risks and rewards of all of these VIEs that are being consolidated in the accompanying financial statements.

For the year ended December 31, 2007, Binzhou PRC was considered to be a VIE, as defined by FIN-46R, of which China Cablecom is the primary beneficiary. Binzhou PRC’s assets, liabilities and noncontrolling (“minority”) interests and results of activities are included in 2007’s consolidated financial statements. From January 1, 2008, Binzhou PRC ceased business operation to prepare for the transfer of certain assets to Binzhou Broadcast (note 4) and the assets transfer was completed before December 31, 2008. Binzhou PRC is not considered as a VIE for the year ended December 31, 2008.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Continued)

Fundamental Uncertainty

The financial statements have been prepared in conformity with the principles applicable to a going concern. The applicability of these principles is dependent upon continued availability of adequate finance, particularly from continuing availability of banking facilities or attaining profitable operations in the future in view of the excess of current liabilities over current assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and deposits in banks.  As of December 31, 2008, approximately 90% of total cash and cash equivalents were denominated in Renminbi (“RMB”) with its deposits placed with banks in the PRC.  This cash is not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government.  The remaining balance of cash and cash equivalents were denominated in US dollars and in deposits with reputable financial institutions in the United States.

Deferred Financing Costs

Deferred financing costs represent costs directly attributable to the Company’s financing of anticipated business acquisition activities. Deferred financing costs related to the Company’s Bridge Financing (Note 16) and Convertible Notes (Note 17) are being amortized using the effective interest method over the life of the related notes payable, 18 months and 36 months, respectively. Amortization for the year ended December 31, 2008 approximated $1,210,000.  Indirect costs of financing activities are expensed as incurred.

Deferred Shell Merger Costs

Deferred Shell Merger costs consisted of professional fees and other costs directly attributable to China Cablecom Ltd.’s shell merger with Jaguar. Deferred costs related to the shell merger have been included as part of the total cost of the business acquired.

Inventories

Inventories consist of cable, parts and accessories. Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method.

Inventories include maintenance materials, such as spare parts, fiber cable and connection device. Inventory items are removed when they are consumed in construction relating to maintaining or repairing the current cable distribution network.

Accounts Receivable

Accounts receivable is recorded at the invoiced amount after deduction of trade discounts, and allowance, if any.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment, if any. In accordance with SFAS No. 51, Financial Reporting by Cable Television Companies (SFAS 51), the Company capitalized costs associated with the construction of new cable transmission and distribution facilities and the installation of new cable services. Capitalized construction and installation costs include materials, labor and applicable overhead costs. Installation activities that are capitalized include (i) the initial connection (or drop) from our cable system to a customer location, (ii) the replacement of a drop, and (iii) the installation of equipment for additional services, such as digital cable, telephone or broadband Internet service. The costs of other customer-facing activities such as reconnecting customer locations where a drop already exists, disconnecting customer locations and repairing or maintaining drops, are expensed as incurred. Interest capitalized with respect to construction activities was not material during any of the periods presented in the accompanying financial statements.

Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives of the assets: -

Years
Furniture and office equipments	5
Headend facilities	3-7
Motor vehicles	4-10
Fiber infrastructure and electric appliances	8-30
Building and building improvements	20-40

Headend facilities are special CATV facilities to receive and distribute cable TV signals. Through the headend, TV signals transferred by trunk cable between municipalities or by satellite are received and transmitted to other sub headends.

Fiber infrastructure means fiber cable laid underground or laid through poles across urban and suburban areas. Cable operators also own cable pipelines and cable poles in some areas and may lease the pipeline and poles in other areas.

Electronic equipment refers to distributor amplifiers, decoders, address modems, mixers and fiber sub stations etc., which changes the fiber signal to electric signals that can be distributed to households TV sets.

Additions, replacements and improvements that extend the asset life are capitalized. Repairs and maintenance are charged to operations when the expense is incurred.

Pursuant to SFAS No. 143, Accounting for Asset Retirement Obligations, as interpreted by FASB Interpretation No. 47, the Company recognizes a liability for asset retirement obligations in the period in which it is incurred if sufficient information is available to make a reasonable estimate of fair values.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment (continued)

Asset retirement obligations may arise from rights of way that the Company obtained from local municipalities or other relevant authorities. Under certain circumstances, the authorities may cause the Company to remove our network, such as if the Company discontinued using the equipment or the authority does not renew our access rights. The Company expects to maintain our rights of way for the foreseeable future as these rights are necessary to remain a going concern. In addition, the authorities have the incentive to indefinitely renew our rights of way and in our past experience, renewals have always been granted. The Company also has obligations in lease agreements to restore the property to its original condition or remove our property at the end of the lease term. Sufficient information is not available to estimate the fair value of our asset retirement obligations in certain of our lease arrangements. This is the case in long-term lease arrangements in which the underlying leased property is integral to our operations. There is not an acceptable alternative to the leased property and the Company has the ability to indefinitely renew the lease. Accordingly, for most of the rights of way and certain lease agreements, the possibility is remote that the Company will incur significant removal costs in the foreseeable future, and as such, the Company does not have sufficient information to make a reasonable estimate of fair value for these asset retirement obligations.

As of December 31, 2008 and December 31, 2007, the Company did not have any asset retirement obligations.

Valuation of Long-lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review.  The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is less than its carrying value. In that event, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.  Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Intangible Assets

Intangible assets consist of goodwill, Subscriber Base and Cable Operating License.

Intangible assets which are considered to have an indefinite life are not amortized but are tested for impairment at least annually or more frequently if events or circumstances indicate that the asset may be impaired.

Intangible assets which have a finite life are amortized over their estimated useful lives as follows:
Years
Subscriber Base	10
Cable Operating License	20

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company recognizes revenue based on the following:

Cable Network Revenue –The Company recognizes revenue from the basic analog and digital cable subscription services (including installation), referred to as subscription services, over our cable network to customers in the period the related services are provided. Subscription services are offered for basic video service (over 90% of the total revenue), extended basic video service, digital video service, and pay TV service. All revenue is collected for the calendar year in advance, with the amount collected depending on when the sale is made during the year. The balance sheet caption service performance obligation-deferred revenue for cable network revenue represents amounts received in advance of the service period and totalled $1,661,311 at December 31, 2008. There was no deferred revenue at December 31, 2007 for Cable Network Revenue.

Installation revenue –Installation revenue, including reconnect fees, related to these services over our cable network is recognized as revenue in the period in which the installation services are completed. Costs related to connections and reconnections are recognized in the consolidated statement of operations as incurred.

Fiber cable leasing revenue – Cable leasing revenue represents the leasing income received relating to the fiber cable and network leasing income and is recognized as revenue on a pro-rata basis over the contracted service period. The balance sheet caption, service performance obligation-deferred revenue assumed for fiber cable leasing revenue totalled $110,745 at December 31, 2007, which is the remaining deferred income liability at the date of the acquisition of assets from Binzhou SOE (note 4) relating to the unexpired contract service period of the fiber cable leasing. There was no deferred revenue at December 31, 2008 for Fiber Cable Leasing Revenue.

In accordance with Emerging Issues Task Force (EITF) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”, when more than one element such as equipment, installation and other services are contained in a single arrangement, the Company allocates revenue between the elements based on acceptable fair value allocation methodologies, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a stand alone basis and there is objective and reliable evidence of the fair value of the undelivered items. The fair value of the undelivered elements is determined by the price charged when the element is sold separately, or in cases when the item is not sold separately, by using other acceptable objective evidence. Management applies judgment to ensure appropriate application of EITF 00-21, including the determination of fair value for multiple deliverables, determination of whether undelivered elements are essential to the functionality of delivered elements, and timing of revenue recognition, among others. For those arrangements where the deliverables do not qualify as a separate unit of accounting, revenue from all deliverables are treated as one accounting unit and recognized rateably over the term of the arrangement.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to SFAS No. 109 “Accounting for Income Taxes”.  Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements at December 31, 2008.

Comprehensive Income

The Company has adopted SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income (loss) include net income (loss) and foreign currency translation adjustments.

Foreign Currency Translation

China Cablecom Holdings, Ltd.’s functional currency is the US dollar. The Company’s subsidiaries and VIEs determine their functional currencies based on the criteria of SFAS 52 Foreign Currency Translation and have determined their functional currency to be their respective local currency. The Company uses the average exchange rate for the period and the exchange rate at the balance sheet date to translate its operating results and financial position respectively. Any translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of income.

Translation of amounts from RMB into United States dollars (“US$”) has been made at the following exchange rates for the respective periods:

December 31, 2008
Balance sheet	RMB6.8346 to US$1.00
Statement of operations and comprehensive loss	RMB7.0744 to US$1.00

December 31, 2007
Balance sheet	RMB7.3141 to US$1.00
Statement of operations and comprehensive loss	RMB7.4435 to US$1.00

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (Continued)

Employee Benefits

Full time employees of subsidiaries of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labour regulations require that the subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employee’s salaries. Other than the employee defined contribution plan, neither the Company nor its subsidiaries provide any other employee benefits.

Basic Income/Loss Per Ordinary Share

The computation of income/loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share”. At December 31, 2008 and December 31, 2007, the Company’s share equivalents were anti-dilutive and excluded in the loss per share computations.

Use of Estimates

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements include some amounts that are based on management’s best estimates and judgments. The most significant estimates relate to allowance for uncollectible accounts receivable, inventory work in process valuation and obsolescence, useful lives for depreciation and amortization, deferred tax provisions and valuation allowances, purchase price allocations under SFAS 141, contingencies and deferred revenue.  These estimates may be adjusted as more current information becomes available to the Company and any adjustment could be significant to the accompanying financial statements.

3.     Recent Changes in Accounting Standards

SFAS 155, “Accounting for Certain Hybrid Financial Instruments”

In February 2006, the FASB issued FASB Statement No. 155 (SFAS 155), “Accounting for Certain Hybrid Financial Instruments” an amendment of FASB Statements No. 133 and 140. SFAS 155 simplifies the accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. This Statement was adopted by the Company in the first quarter of fiscal 2007. The adoption of SFAS 155 did not have a material impact on our combined results of operations and financial condition.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     Recent Changes in Accounting Standards (Continued)

FIN 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109”

In June 2006, the FASB issued FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation is effective for fiscal years beginning after December 15, 2006 and was adopted by the Company in the first quarter of fiscal 2007. The adoption of FIN 48 did not have a material impact on our combined results of operations and financial condition.

SFAS 157, “Fair Value Measurements” -

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years and was adopted by the Company in the first quarter of fiscal 2008. The adoption of SFAS 157 did not have a material impact on our combined results of operations and financial condition.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” -

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and was adopted by the Company in the first quarter of fiscal 2008. The adoption of SFAS 159 did not have a material impact on our combined results of operations and financial condition.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     Recent Changes in Accounting Standards (Continued)

SFAS 141R, “Business Combinations” -

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R replaces Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”), although it retains the fundamental requirement in SFAS 141 that the acquisition method of accounting be used for all business combinations. SFAS 141R establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures the assets acquired, liabilities assumed and any noncontrolling (“minority”) interest in the acquiree, (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (c) determines what information to disclose regarding the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the Company’s 2009 fiscal year. The Company is currently assessing the potential effect of SFAS 141R on its financial statements.

SFAS 160, “Noncontrolling (“Minority”) Interests in Consolidated Financial Statements” -

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling (“minority”) Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the noncontrolling (“minority”) interest in a subsidiary, commonly referred to as minority interest. Among other matters, SFAS 160 requires (a) the noncontrolling (“minority”) interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling (“minority”) interest to be clearly presented in the statement of income. SFAS 160 is effective for the Company’s 2009 fiscal year. SFAS 160 is to be applied prospectively, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company is currently assessing the potential effect of  SFAS 160 on its financial statements.

SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities” -

On March 19, 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. “Use and complexity of derivative instruments and hedging activities have increased significantly over the past several years. This has led to concerns among investors that the existing disclosure requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, do not provide enough information about how these instruments and activities affect the entity’s financial position and performance,” explained Kevin Stoklosa, project manager. “By requiring additional information about how and why derivative instruments are being used, the new standard gives investors better information upon which to base their decisions.” The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     Recent Changes in Accounting Standards (Continued)

SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities” - (Continued)

FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. Management is currently evaluating the effect of this pronouncement on financial statements.

SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles” -

In May of 2008, FASB issued SFAS No.162, “The Hierarchy of Generally Accepted Accounting Principles”. The pronouncement mandates that the GAAP hierarchy reside in the accounting literature as opposed to the audit literature. This has the practical impact of elevating FASB Statements of Financial Accounting Concepts in the GAAP hierarchy. This pronouncement will become effective 60 days following SEC approval. The Company does not believe this pronouncement will impact its financial statements.

SFAS 163, “Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60” -

In May of 2008, FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60”. The scope of the statement is limited to financial guarantee insurance (and reinsurance) contracts. The pronouncement is effective for fiscal years beginning after December 31, 2008. The Company does not believe this pronouncement will impact its financial statements.

FSP EITF 99-20-01, “Amendment to the Impairment Guidance of EITF Issue No. 99-20” -

On January 12, 2009 FASB issued FSP EITF 99-20-01, “Amendment to the Impairment Guidance of EITF Issue No. 99-20”. This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance.

FSP EITF 99-20-01, “Amendment to the Impairment Guidance of EITF Issue No. 99-20” – (Continued)

The FSP will be effective for interim and annual reporting periods ending after December 15, 2008, and will be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The Company does not believe this pronouncement will impact its financial statements.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     Business Acquisition – Binzhou Broadcasting

Acquisition of 49% Equity Interest in The Joint Venture - Binzhou Broadcasting

In September 2007, the Company entered into a series of agreements and transactions to acquire a 49% interest in the joint venture called Binzhou Broadcasting for approximately $26.5 million.

Pursuant to the asset transfer agreement and Framework Agreement, the local state-owned enterprise and other partner in the joint venture, Binzhou SOE, agreed to sell tangible and intangible, certain assets and the businesses it held in Binzhou PRC to Binzhou Broadcasting for a total consideration of Rmb289,090,000 (equivalent to $38,505,187) in asset transfer instalments within 2008.

The total consideration of Rmb 289,090,000 million will be partially settled by cash and a note payable after offset the equity contribution to be made by Binzhou SOE of Rmb5.1 million (equivalent to approximately $747,000 at December 31, 2008) representing Binzhou SOE’s 51% equity interest in Binzhou Broadcasting.

In accordance with FIN 46-R, the consolidated balance sheets include 100% of the assets to be transferred over to Binzhou Broadcasting by Binzhou SOE in 2008 as the Company consolidates Binzhou PRC for the year ended December 31, 2008. In accordance with the Framework Agreement, certain assets will not be transferred and certain liabilities of Binzhou PRC were not assumed by Binzhou Broadcasting. However, such assets and liabilities are recorded in the accompanying balance sheets as Binzhou PRC is obligated to settle the liabilities and then receive the reimbursement from Binzhou SOE.

The assets and liabilities in Binzhou PRC that are part of this consolidation but will be retained by Binzhou SOE in accordance with the Framework Agreement, are reported under the captions in the accompanying balance sheets, “assets to be used by noncontrolling ("minority") interest” and “liabilities to be settled by noncontrolling ("minority") interest”.

The following table summarizes the assets to be used by noncontrolling ("minority") interest and liabilities to be settled by noncontrolling ("minority") interest, reported on the accompanying balance sheet as of December 31, 2007. In accordance with the Framework Agreement to set up the joint venture Binzhou Broadcasting, these assets and liabilities were not transferred to or assumed by Binzhou Broadcasting and therefore were retained or effectively settled by Binzhou SOE in 2008.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.    Business Acquisition – Binzhou Broadcasting (Continued)

December 31, 2007

Cash and cash equivalents	$539,887
Restricted cash	683,611
Accounts receivable	24,491
Prepaid expenses and other receivables	635,780
Total assets to be used by noncontrolling ("minority") interest	$1,883,769

Accounts payable	$1,819,827
Dividend payable	73,830
Due to related parties	6,856,090
Other current liabilities	1,934,289
Notes payable-bank	1,777,389
Total liabilities to be settled by noncontrolling ("minority") interest	$12,461,425

Deemed receivable from noncontrolling ("minority") interest for settlement of certain net liabilities	$10,577,656

Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) applies to long-lived assets to be disposed of by a company.

It is permissible, for financial reporting purposes, to group the current assets and current liabilities to be disposed of or (assets to be used by noncontrolling ("minority") interest and liabilities to be settled by noncontrolling ("minority") interest) as separate line items on the accompanying balance sheets and the statements of cash flows at December 31, 2007, as shown above.

The acquisition of the Binzhou PRC assets from Binzhou SOE were recorded at fair value using the purchase method of accounting of SFAS 141 at the date of acquisition, October 1, 2007.

Inventories	$658,204
Property, plant and equipment, net	19,596,915
Construction in progress	535,182
Intangible asset - subscriber base	11,223,334
Intangible asset – cable operating license	7,513,902
Service performance obligation-deferred revenue assumed	(1,022,350)

Net assets acquired from Binzhou SOE	$38,505,187

Of the $38,505,187 of acquired assets, $11,223,334 was assigned to subscriber base and $7,513,902 was assigned to cable license, which both are subject to amortization over their respective useful lives.  The purchase price was less than the total estimated fair market value of the assets. The excess was applied against the tangible and intangible assets on a pro rata basis at the date of acquisition, in accordance with FASB Interpretation No. 4 and FASB Statement No. 141, Business Combinations.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Business Acquisition - Hubei Chutian

In June 2008, the Company entered into a series of agreements and transactions to acquire a 49% interest in the joint venture called Hubei Chutian for approximately $60.4 million.

Pursuant to the asset transfer agreement and Framework Agreement, Hubei SOE agreed to sell tangible and intangible, certain assets and the businesses it held to Hubei Chutian for a total consideration of Rmb640,000,000 (equivalent to $93,306,702).

The total consideration of $93.3 million will be partially settled by cash and a note payable. The total consideration will be offset by a future equity contribution to be made by Hubei SOE of Rmb51 million (equivalent to approximately $7.4 million U.S. dollars at  June 30, 2008) representing Hubei SOE’s 51% equity interest contribution to be made in 2008, in Hubei Chutian, once the asset transfers are completed in 2008.

The acquisition of the assets from Hubei SOE was recorded at fair value using the purchase method of accounting of SFAS 141 at the date of acquisition, July 1, 2008.

Property, plant and equipment and other operating assets	52,390,547
Intangible asset - subscriber base	4,553,513
Intangible asset - cable operating license	17,087,081
Goodwill	19,275,561

Net assets acquired from Hubei SOE	$93,306,702

Of the $93,306,702 of acquired assets, $4,553,513 was assigned to subscriber base and $17,087,081 was assigned to cable license, which both are subject to amortization over their respective useful lives.

6.  Cash and cash equivalents

Cash and cash equivalents are summarized as follows:

	December 31,	December 31,
	2008	2007

Cash at banks and cash in hand	$29,182,251	$12,638,574

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and pledged deposits.  As of December 31, 2008 and 2007, substantially all of the Company’s cash and cash equivalents were held by major banks located in the PRC and United States, which management believes are high credit quality financial institutions.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    Prepaid Expenses and Advances

Prepaid expenses and other receivables consist of the following:
	December 31,	December 31,
	2008	2007

Interest receivable	$-	$13,571
Prepaid professional fees	125,020	166,075
Prepaid utilities expenses	-	104,583
Advanced payments	9,039,968	307,382
Purchase deposits	71,037	76,907

Total	$9,236,025	$668,518

The advanced payments include unsettled offshore loan amounting to approximately $5.2 million and bridge financing to third parties amounting to approximately $1.2 million which would be recoverable within 2009. They also include loan advanced to staffs, cash advanced to local branches for daily operation, advances for purchase of materials and construction payments.

8.  Inventories

Inventories by major categories are summarized as follows:
	December 31,	December 31,
	2008	2007

Supplies inventory	$3,744,745	$766,120

9.  Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:
	December 31,	December 31,
	2008	2007
At cost:
Furniture, fixtures and office equipments	$275,247	$14,284
Headend facilities	8,496,610	1,613,279
Motor vehicles	1,413,299	135,016
Fiber infrastructure and electric appliance	69,141,379	19,472,540
Building and building improvements	11,059,980	42,196

Total	90,386,515	21,277,315

Less: accumulated depreciation	10,509,329	555,470
Net book value	$79,877,186	$20,721,845

There were no impairment provisions made at December 31, 2008 and 2007. Depreciation expense for the years ended December 31, 2008 and 2007 was $8,213,143 and $555,178, respectively.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  Construction in Progress

Construction in progress represents costs incurred in connection with construction of fiber infrastructure. The construction in progress that was completed during the year was transferred to Property, Plant and Equipment on a monthly basis, with monthly completion and inspection reports. Total construction in progress was $1,036,667 and $1,242,289 at December 31, 2008 and 2007, respectively. Capitalized interest was not significant for the years ended December 31, 2008 and 2007.

11.  Intangible Assets, Net

The following table summarizes the lives and carrying values of the Company's intangible assets by category, at December 31, 2008:

	Useful Life	Gross Amount	Accumulated Amortization	Net Carrying Amount
Intangibles subject to amortization
Subscriber base - Binzhou Broadcasting	10	$11,223,334	$1,402,916	$9,820,418
Cable operating license- Binzhou Broadcasting	20	7,513,901	469,619	7,044,282
Subscriber base - Hubei Chutian	10	4,553,513	227,676	4,325,837
Cable operating license- Hubei Chutian	20	17,087,081	427,177	16,659,904
Intangibles not subject to amortization
Goodwill		$19,275,561	-	19,275,561

Total		$59,653,390	$2,527,388	$57,126,002

Amortization expense for the year ended December 31, 2008 was $2,152,882. Estimated amortization expense of the existing intangible assets for the five years from 2009 are as follows:

Amortization
For the year ending December 31,
2009	$2,807,733
2010	$2,807,733
2011	$2,807,733
2012	$2,807,733
2013	$2,807,733

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  Noncontrolling (“Minority”) Interest

Noncontrolling (“minority”) interest represents Binzhou SOE and Hubei SOE’s equity contributions made to Binzhou Broadcasting and Hubei Chutian together with their 40% proportionate share of the total economic benefits in the Joint Ventures through December 31, 2008.

13.  Income Taxes

British Virgin Islands

The Company was incorporated in the British Virgin Islands and is not subject to income taxes under the current laws of the British Virgin Islands.

Hong Kong

China Cablecom Company Limited, a wholly owned subsidiary of the Company, was incorporated in Hong Kong and is subject to Hong Kong profits tax.  The Company is subject to Hong Kong taxation on its activities conducted in Hong Kong and income arising in or derived from Hong Kong.  No provision for profits tax has been made as the subsidiary has no assessable income for the periods presented.  The applicable statutory tax rate for the year ended December 31, 2008 is 16.5% (2007: 17.5%).

The PRC

Enterprises income tax in the PRC is charged at 25% (2007: 33%) of the assessable profits. The subsidiaries and the VIEs incorporated in the PRC are subject to the PRC enterprises income tax at the applicable tax rates on the taxable income as reported in their PRC statutory accounts in accordance with the relevant enterprises income tax laws applicable to foreign enterprises.

Deferred tax liabilities relate to cable network and installation income received in Binzhou Broadcasting that in accordance to local tax regulations is taxable over an 8-year period. For financial reporting purposes, the installation income is recognized in the period that the installation services are completed.

The provision for income taxes consists of the following:

	2008	2007
Current tax
- PRC tax	$91,098	$2,632
- PRC tax refund	-	(12,675)
- Deferred tax provision - PRC - revenue recognition	249,892	50,245

Total	$340,990	$40,202

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  Other Current Liabilities

Other current liabilities consist of the following:
	December 31,	December 31,
	2008	2007

Other payable	$3,099,854	$813,751
Accrued expenses	1,596,604	-
Accrued salaries and welfare	1,859,125	-
Provision for taxation - PRC	340,990	-
Accrued interest	2,779	564,384
Short-term loan	731,572	-

Total	$7,630,924	$1,378,135

Other payables are related to loan advance from others, guarantee deposit received from staff and set-top TV rental deposits received from users.

15. Note Payable – Noncontrolling (“Minority”) interest

Note payable consists of the following:
	December 31,	December 31,
	2008	2007
Short-term portion
Note payable - Binzhou SOE	$8,603,751	$17,218,612
Note payable - Hubei SOE	46,816,499	-

	55,420,250	17,218,612

Long-term portion
Note payable - Binzhou SOE	18,710,678	17,046,817
Note payable - Hubei SOE	33,067,041	-

	$51,777,719	$17,046,817

Note payable to Binzhou SOE

Pursuant to the original terms of the Asset Transfer Agreement with Binzhou SOE (noncontrolling (“minority”) interest), Binzhou Broadcasting must complete the payment for all assets to be transferred by installments in 2008, no later than August 2008. Binzhou SOE subsequently agreed to extend the payment date to December 31, 2009.

Due to the circumstances that the legal title to these assets was transferred to Binzhou Broadcasting after December 31, 2008, no interest has been accrued on this note at December 31, 2008 and 2007. The note payable will bear 5% interest per annum. The repayment terms of this note require Binzhou Broadcasting to pay approximately Rmb59 million (equivalent to approximately $8.6 million at December 31, 2008) within 2009, representing the current portion of this note payable, approximately 128 million RMB (equivalent to approximately $18.7 million U.S. dollars at December 31, 2008) to be paid over a 20-year period from the date of the assets transfer.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Note Payable - Noncontrolling (“Minority”) interest (Continued)

Note payable to Hubei SOE

Pursuant to the terms of the Framework Agreement with Hubei SOE (noncontrolling (“minority”) interest), Hubei Chutian will make the payments of Rmb364 million (equivalent to approximately $53.3 million U.S. dollars) and recognize Hubei SOE’s capital contribution of Rmb51 million (equivalent to approximately $7.5 million U.S. dollar) within 6 months after Hubei SOE transfers the assets to Hubei Chutian.

Hubei SOE has transferred all the relevant assets to Hubei Chutian by September 30, 2008. Hubei Chutian paid Rmb96 million (equivalent to approximately $14 million U.S. dollars) to Hubei SOE by December 31, 2008.

Hubei Chutian will transfer $7.5 million short-term notes payable to minority interest as Hubei SOE’s equity contribution within 2009. The remaining short-term notes payable will be repaid within six months.

The repayment date of long-term notes payable of Rmb226 million (equivalent to approximately $33.1 million U.S. dollars) is not specified in the contract and the company do not expect to make any repayment for the long-term notes payable within 2009. The notes are interest-free.

16. Note payable - long-term debt

Note payable - long-term debt consists of the following:
	December 31,	December 31,
	2008	2007
Promissory note issued	$19,992,320	$19,992,320

Less:
Original debt discount	(3,567,440)	(3,567,440)
Accretion: Amortization of discount	3,053,220	670,588
Principal repaid	(5,831,093)	-
Principal rolled over to convertible notes (note 16)	(4,165,067)	-

Note payable - net of original issue discount	$9,481,940	$17,095,468
Short-term portion - net of original issue discount	9,481,940	9,617,646
Long-term portion - net of original issue discount	$-	$7,477,822

In September 2007, China Cablecom Ltd. issued an aggregate of $19.99 million in promissory notes and 766,680 shares of Class A preferred stock to 10 investors in exchange for proceeds of approximately $20 million (the “Bridge Financing”).  Each share of Class A preferred stock was converted into one share of the Company’s ordinary shares in April 2008.  The proceeds from the Bridge Financing were used to fund the acquisition price of Binzhou Broadcasting (Note 4) and for working capital purposes. The promissory notes bear interest at a stated interest rate of 10% and are collateralized by a pledge of approximately 650,000 ordinary shares of the Company, held by the Company’s Chairman.  The Company allocated the proceeds based on the relative fair value of the promissory notes and the Class A preferred stock, the resulting discount on the promissory notes is being amortized using the effective interest method to interest expense over the term of the promissory notes.  For the year ended December 31, 2008 approximately $2,383,000 was amortized and charged to interest expense. In addition, the interest expense on these promissory notes approximated $1,359,000 for the year ended December 31, 2008, resulting in total interest expense of approximately $3,742,000. Upon the merger between China Cablecom Ltd. and Jaguar, 50% of the promissory notes plus accrued interest was repaid in April 2008. The remaining balance of the promissory notes plus accrued interest was due in April 2009 (Note 24).

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Convertible notes

On May 9, 2008, China Cablecom Holdings, Ltd. issued convertible notes with a principal (“face”) value of $43,175,000, along with 1,524,994 shares of ordinary shares (labeled “incentive shares” in the agreement) to several investors.  The gross proceeds of this transaction were $30,000,000 (“purchase price”), consisting of $25,793,283 cash and $4,206,717 from the cancellation of the principal amount and accrued interest of promissory notes issued by China Cablecom Ltd. in September  2007.

Interest on the convertible notes is due at maturity at 9.99% per annum. The interest through maturity has been prepaid and is equal to the difference between the face value of the convertible notes and the gross proceeds.  In substance, the note is a zero coupon note (except for the shares to be issued as described in the next paragraph) with a maturity value of $43,175,000 issued for $30,000,000 with a $13,175,000 discount. The convertible notes mature on May 9, 2011 at which point the face value of the notes are due.  The notes are convertible, at the holders’ option, into the Company’s ordinary shares, which have a par value of $0.0005 per share, at a per share conversion price of $9.5.

If there is a principal amount outstanding on the tenth business day following the first anniversary of the closing date of the convertible notes, the Company will issue to the holders of the convertible notes additional incentive shares of up to 124,994 shares, in proportion to the initial principal amount.  An additional pro-rata portion of up to 299,997 incentive shares will be issued by the Company to the holders if a principal amount remains outstanding on the tenth business day following the second anniversary of the closing date.

Through May 9, 2009, the Company has the right, subject to certain conditions, to redeem the convertible notes for 78.75% of the outstanding principal amount being redeemed.  After May 9, 2009, the Company can redeem the convertible notes for 100% of the purchase price being redeemed and imputed interest on the purchase price being redeemed.

In total, $9,683,712 of the $30,000,000 gross proceeds was allocated to the incentive shares and added to the discount on the convertible notes that had been created by the prepaid interest, resulting in $20,316,288 as the net balance originally recorded for the convertible notes.

The convertible feature creates an intrinsic value as a result of the fair value of the ordinary shares from the assumed conversion of the notes being greater than the allocated value of the convertible notes as of the issuance date.  Such feature is normally characterized as a “beneficial conversion feature” (“BCF”).  Pursuant to Emerging Issues Task Force (“EITF”) Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio” and EITF No. 00-27, “Application of EITF Issue No. 98-5 to Certain Convertible Instruments”, the intrinsic value of the embedded BCF of $8,542,791 is recorded as additional debt discount from the face amount of the convertible notes on May 9, 2008, increasing the total discount on the debt to $31,401,503 for a net $11,773,497 payable recorded for the convertible notes.  In the period May 9, 2008 to December 31, 2008, $4,910,547 of the discount was amortized to interest expense on the effective interest method, resulting in a remaining discount of $26,490,956 and net convertible notes principal of $16,684,044.  The amortization is calculated on the assumption that the additional shares will be issued at the May 9, 2008 per share value.  Amortization will be adjusted prospectively if the actual values on the issuance dates differ from the May 9, 2008 per share value and the actual number of shares issue is different.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Convertible notes (Continued)

As part of the transaction, cash of 7% of the cash portion of the purchase price was paid as broker’s fee and $150,000 paid as due diligence fee.  In addition, on the first and second anniversaries of the closing date, up to $150,000 and $200,000 will be paid as an additional due diligence fee and will be recorded as deferred financing cost when the fee is due.   The amount of the due diligence fee payable in connection with the first and second anniversaries of the closing date, will be paid in the same proportion as the amount of principal amount outstanding on each such anniversary date compared to the original principal amount. Issuance costs totalled $1,868,960, of which $603,282 was allocated to the incentive shares and recorded as a reduction of paid-in capital. $1,265,678 was recorded as deferred financing costs and is being amortized over the three-year term of the convertible notes using the effective interest method.  The amortization is calculated on the assumption that the additional due diligence fees will be paid on the first and second anniversaries. In the period May 9, 2008 to December 31, 2008, amortization expense was $232,663, resulting in unamortized deferred financing costs of $1,033,015 as of December 31, 2008.

18. Stockholders’ Equity

On the completion of Jaguar’s redomestication merger with the Company and the concurrent business combination merger with China Cablecom Holdings, Ltd. in April 2008, the Company issued 2,066,680 ordinary shares and 5,716,357 ordinary shares, par value $.0005, to the previous shareholders of China Cablecom Holdings, Ltd. and Jaguar, respectively.

In May 2008, the Company issued 1,524,994 ordinary shares as the incentive shares to the convertible notes subscribers (Note 17).

In July 2008, the Company issued 320,000 ordinary shares, to an entity owned by the Company’s executive chairman, as the fee to the finder of Hubei project.

In October 2008, certain warrants holders exercised 49,100 shares with total proceeds of $245,500.

19. Statutory Reserves

The Company’s statutory reserves are comprised as follows:
	December 31,	December 31,
	2008	2007

Statutory reserves	$125,241	$40,009
Other reserve	6,260	6,260

Total	$131,501	$46,269

Statutory reserves

Under the PRC regulations, the Company’s PRC subsidiaries and VIEs may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC GAAP. In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital.  The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Employee Benefits

The Company contributes to a state pension scheme organized by municipal and provincial governments in respect of its employees in the PRC. The expense related to this plan, was $1,076,430 and $35,527 for the years ended December 31, 2008 and 2007, respectively.

21. Operating Risk

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, and accounts receivable. As of December 31, 2008, substantially all of the Company’s cash and cash equivalents were managed by several financial institutions that management believes are high credit quality financial institutions. The Company has approximately $26 million in cash, bank deposits and money market funds in the PRC, which constitute approximately 90% of total cash and cash equivalents. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, the PRC promulgated a new Bankruptcy Law in August 2006, which went into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since the PRC’s concession to WTO, foreign banks have been gradually permitted to operate in the PRC and have been severe competitors against Chinese banks in many aspects, especially since the opening of Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks, which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on the PRC laws.

Foreign exchange risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Company’s operations are substantially in foreign countries

All of the Company provided cable networks businesses are in the PRC. The Company’s operations are subject to various political, economic, and other risks and uncertainties inherent in the PRC. Among other risks, the Company’s operations are subject to the risks of restrictions on transfer of funds; export duties, quotas, and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. Operating Risk (Continued)

Restrictions on transfer of assets out of the PRC

Dividend payments by the Company, are limited by certain statutory regulations in the PRC. The Company shall not pay any dividend without receiving first prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

22. Onshore and offshore loan agreements with Rich Dynamic Limited

The Company advanced $38,000,000 to Rich Dynamic Limited, a Hong Kong company (“RDL”) in 2008, according to two loan agreements respectively on June 10, 2008 and July 29, 2008 (“Offshore Loan Agreements”), whereby China Cablecom agreed to extend loans to RDL.  These loans were utilized by RDL as payment to a shareholder of Chengdu Chuanghong Jinsha Real Estate Co., Ltd. (“Chengdu Chuanghong”), for the purpose of acquiring 60% of the equity interest in this company. RDL’s loan repayment obligations under the Offshore Loan Agreements were secured under share pledge agreements, in which RDL agreed to pledge its equity interest in Chengdu Chuanghong to China Cablecom as security for RDL’s performance of its loans repayment obligations under the Offshore Loan Agreements.

The shareholder of RDL and JYNT entered into two loan agreements respectively on June 10, 2008 and July 29, 2008 (“Onshore Loan Agreements“), whereby the shareholder of RDL agreed to extend two loans to JYNT which amount in aggregate to Rmb254,600,000. By the end of December 31, 2008, the Company received Rmb224,000,000 from the shareholder of RDL.

The loans under the Offshore Loan Agreements have been partially settled together with the loans under the Onshore Loan Agreements. The unsettled offshore loan balance amounting to approximately $5,200,000 is included in the prepaid expenses and advances as at December 31, 2008.

23. Related Party Transactions

Except as disclosed in Note 18, the Company had no significant related party transactions carried out with related parties during the financial reporting periods shown in the accompanying financial statements.

24. Segment reporting

Management considers the Company to have one business segment, consisting of the cable network services and support. The information presented in the consolidated statement of operations reflects the revenues and costs associated with this business segment that management uses to make operating decisions and assess performance.

25. Management plan with respect to working capital deficit

As of December 31, 2008, the Company did not have sufficient resources to repay obligations due under the notes payable to Hubei SOE and Binzhou SOE. In addition, the Company’s obligation under the Bridge Financing note payable of approximately $10 million was due in April 2009. The Company is currently negotiating with the bridge financing providers and the joint venture partners to extend and restructure the debts. The Company also is planning an equity offering when the condition of capital market is favourable. There can be no assurances that the debt holders will extend or restructure the debt nor that additional equity can be raised.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. Subsequent event

Subsequent to year end, a subsidiary, China Cablecom Limited, received from one of its lenders a notice of default due to China Cablecom Limited’s failure to make its required principal and interest payment of approximately $2.2 million due under a promissory note as scheduled April 19, 2009. Accordingly the lender gave notice that the April 2009 principal and interest payment and all other obligations under the promissory note held by such lender were immediately due and payable together with related penalties.

As a result, the Company is in default under the bridge note which consists of outstanding principal amount together with any unpaid and accrued interest (aggregating to approximately $11 million on the due date including the approximately $2.2 million owed to the lender). The Company are working to resolve this matter by negotiating a comprehensive debt restructuring package.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
湖北省楚天廣播電視信息網絡有限責任公司
(下屬17家分公司)

REPORT AND COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
REPORT AND COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

CONTENTS

Pages

Report of Independent Registered Public Accounting Firm

Combined Balance Sheets	F-34

Combined Statements of Operations	F-35

Combined Statements of Changes in Equity	F-36

Combined Statements of Cash Flows	F-37

Notes to the Combined Financial Statements	F-38 - F-51

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE MEMBERS AND BOARD OF DIRECTORS
HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.

We have audited the accompanying combined carve-out balance sheets of Hubei Chutian Radio & Television Information Network Co., Ltd. (17 Branches) (the “Company”) as of December 31, 2007 and 2006 and the related combined carve-out statements of operations, combined carve-out changes in equity and combined carve-out cash flows for each of the years in the two-year period ended December 31, 2007. These combined carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (the United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined carve-out financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined carve-out financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of Hubei Chutian Radio & Television Information Network Co., Ltd. (17 Branches) as of December 31, 2007 and 2006 and the results of the combined carve-out operations and the combined carve-out cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY VOCATION HK CPA LIMITED
UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong,
THE PEOPLE’S REPUBLIC OF CHINA
June 18, 2009

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
COMBINED BALANCE SHEETS
DECEMBER 31,

	2007	2006
	USD	USD

Assets

Current assets
Cash	$1,933,257	$1,992,309
Accounts receivable, net	272,500	222,378
Prepayments and other receivables	1,239,969	1,579,312
Inventories	1,061,075	947,938

Total current assets	4,506,801	4,741,937

Non-current assets
Property, plant and equipment, net	44,471,683	39,472,481
Intangible assets, net	233,665	223,382
Construction in progress	345,020	500,638
Deferred tax assets	73,371	22,886

Total non-current assets	45,123,739	40,219,387

Total assets	$49,630,540	$44,961,324

Liabilities and equity

Current liabilities
Accounts payable	$3,144,547	$2,725,914
Accrued expenses and other payables	4,822,359	5,957,103
Amounts due to Hubei Chutian	32,170,242	31,282,540
Tax payable	2,377,540	1,639,614

Total current liabilities	42,514,688	41,605,171

Equity
Retained earnings	6,716,275	3,274,271
Accumulated other comprehensive income
Foreign currency translation adjustment	399,577	81,882

Total equity	7,115,852	3,356,153

Total liabilities and equity	$49,630,540	$44,961,324

Approved and authorised for issue by the Director on

Director

See accompaning notes to the financial statements.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
COMBINED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,

	2007	2006
	USD	USD

Revenues, net	$19,294,877	$14,266,818

Cost of revenues	(2,205,021)	(1,805,627)

Gross profit	17,089,856	12,461,191

General and administrative expenses	(5,224,199)	(3,812,870)
Sales and marketing expenses	(8,169,038)	(5,676,668)
Finance cost	(109,793)	(49,111)

Operating income	3,586,826	2,922,542

Interest income	14,620	9,145
Other income	457,618	507,890

Income before income taxes	4,059,064	3,439,577

Provision for income tax	(617,060)	(953,609)

Net income	$3,442,004	$2,485,968

See accompaning notes to the financial statements.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
COMBINED STATEMENT OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

		Accumulated Other
	Retained	Comprehensive	Total
	Earnings	Income	Equity
	USD	USD	USD

Balance, December 31, 2005	$788,303	$8,349	$796,652

Comprehensive income:
Foreign currency translation adjustment	-	73,533	73,533

Net income	2,485,968	-	2,485,968

Balance, December 31, 2006	3,274,271	81,882	3,356,153

Comprehensive income:
Foreign currency translation adjustment	-	317,695	317,695

Net income	3,442,004	-	3,442,004

Balance, December 31, 2007	$6,716,275	$399,577	$7,115,852

See accompaning notes to the financial statements.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
COMBINED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2007	2006
	USD	USD

Cash flows from operating activities:
Net income	$4,059,064	$3,439,577

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	3,889,433	2,749,705
Disposal and written off of property, plant and equipment	20,161	19,336
Amortization of intangible assets	3,364	3,209

Changes in assets and liabilities:
Accounts receivable, net	(50,122)	(170,805)
Prepayments and other receivables	339,343	(1,090,709)
Inventories	(113,137)	(626,419)
Accounts payable	418,633	1,229,106
Accrued expenses and other payables	(1,134,744)	3,182,910

Net cash provided by operating activities	7,431,995	8,735,910

Cash flows from investing activities:
Purchase of property, plant, and equipment	(7,248,830)	(19,455,293)
Purchase of intangible assets	-	(68,334)
Proceeds from disposal of property, plant and equipment	31,349	65,537

Net cash (used in) investing activities	(7,217,481)	(19,458,090)

Cash flows from financing activities:
Net advances from Hubei Chutian	887,702	12,265,528

Net cash provided by financing activities	887,702	12,265,528

Net decrease in cash	1,102,216	1,543,348

Cash as of January 1	1,992,309	1,008,592

Exchange difference	(1,161,268)	(559,631)

Cash as of December 31	$1,933,257	$1,992,309

Supplemental disclosures of cash flow information:

Interest paid	108,453	47,548
Income taxes paid	-	-

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 1 - DESCRIPTION OF BUSINESS AND ORGANIZATION

Hubei Chutian Radio & Television Information Network Co., Ltd. (‘‘Hubei SOE’’) was organized in 2002 to be a holding company, in order to aggregate the local state-owned enterprises (‘‘SOE’’) in the Hubei province of China. Hubei SOE is authorized by the Peoples Republic of China (‘‘PRC’’) government to control the distribution of cable TV services owned by local branches of the State Administration of Radio, Film and Television (‘‘SARFT’’) in Hubei Province.

Since incorporation, the Company has established more than 20 branch cable entities in Hubei. The Company intends to enter into a joint venture agreement with a potential investor. The assets and operations of  17 branches will be transferred to the joint venture which including Xiantao, Qianjiang, Jingshan, Qujialing, Zhongxiang, Shayang, Yingshan, Longganhu, Guangshui, Tongcheng, Gong'an, Dangyang, Yuan'an, Jingxiang, Yicheng, Baokang and Shengnongjia. The branches to be transferred to the joint venture are referred to through the financial statements as the "17 Branches".

NOTE 2 - BASIS OF PRESENTATION

Basis of preparation of financial statements

The accompanying combined financial statements represent the combined financial position, results of income, changes in equity and cash flows of the 17 cable entities (the "17 Branches").

The accompanying combined financial statements are presented in accordance with accounting principles generally accepted in the United States of America (‘‘GAAP’’). The combined financial statements reflect the assets, liabilities, revenues and expenses directly attributable to the 17 Branches, as well as expense allocations deemed reasonable by management, to present the combined financial position, results of operations, changes in equity and cash flows of each of the 17 Branches on a stand-alone basis. The financial information included herein may not necessarily reflect the combined financial position, results of operations, changes in equity and cash flows of the 17 Branches in the future or what they would have been had each of the 17 Branches been separate, stand-alone entities during the periods presented.

Use of estimates

The preparation of the combined financial statements of the 17 Branches requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The financial statements include some amounts that are based on management’s best estimates and judgments. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, other receivables, inventories, deferred revenue, deferred income taxes and the estimation on useful lives of property, plant and equipment and allocation of expenses. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Inventories

Inventories consist of raw material, parts and accessories. Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method.

Raw materials include maintenance materials, such as spare parts, fiber cable and connection devices. Such items are removed from inventory when the items are consumed in construction, relating to maintaining or repairing the current cable distribution network.

(b)	Accounts receivable

Accounts receivable are recorded at the invoiced amount after deduction of trade discounts and allowances, if any, and do not bear interest. The allowance for doubtful accounts is management's best estimates of the amount of probable credit losses in the existing accounts receivable. Management determines the allowance based on historical write-off experience, customer specific facts and economic condition. Management believes that all trade receivables are collectible within its normal operating cycle.

(c)	Bad debt provision

The Company makes specific bad debts provision on an individual basis for third-party receivables that are distinctively different from any other receivable in recoverability. A general provision is made for the remaining third-party receivables that have not been specifically provided for.

(d)	Property, plant and equipment

Property and equipment is stated at cost less accumulated depreciation. In accordance with SFAS No. 51, Financial Reporting by Cable Television Companies (SFAS 51), the Branches capitalize costs associated with the construction of new cable transmission and distribution facilities and the installation of new cable services. Capitalized construction and installation costs include materials, labor and applicable overhead costs. Installation activities that are capitalized include (i) the initial connection (or drop) from our cable system to a customer location, (ii) the replacement of a drop, and (iii) the installation of equipment for additional services, such as digital cable, telephone or broadband Internet service. The costs of other customer-facing activities such as reconnecting customer locations where a drop already exists, disconnecting customer locations and repairing or maintaining drops, are expensed as incurred. Interest capitalized with respect to construction activities was not material during any of the periods presented.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont'd)

(d)	Property, plant and equipment (.../Cont'd)

Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives of the assets:

Years
Furniture and fixtures	5
Headend facilities	8
Motor vehicles	8
Fiber infrastructure and electric appliances	8 - 12
Building and building improvements	5 - 20

Headend facilities are special CATV facilities to receive and distribute cable TV signals. Through the headend, TV signals transferred by trunk cable between municipalities or by satellite, are received and transmitted to other sub headends.

Fiber infrastructure meaning fiber cable laid underground or laid through poles across urban and suburb areas. Cable operators also own cable pipelines and cable poles in some areas and may lease the pipeline and poles in other areas.

Electronic equipment refers to distributor amplifiers, decoders, address modems, mixers and fiber sub stations etc., which changes the fiber signal to electric signals that can be distributed to households TV sets.

Additions, replacements and improvements that extend the asset life are capitalized. Repairs and maintenance expenses are charged as an expense to operations when incurred.

Pursuant to SFAS No. 143, Accounting for Asset Retirement Obligations, as interpreted by FASB Interpretation No. 47, we recognize a liability for asset retirement obligations in the period in which it is incurred, if sufficient information is available to make a reasonable estimate of fair values.

Asset retirement obligations may arise from rights of way that the Branches obtain from local municipalities or other relevant authorities. Under certain circumstances, the authority can cause us to have to remove our network, such as if we discontinue using the equipment or the authority does not renew our access rights. We expect to maintain our rights of way for the foreseeable future as these rights are necessary to remain a going concern. In addition, the authorities have the incentive to indefinitely renew our rights of way and in our past experience, renewals have always been granted. We also have obligations in lease agreements to restore the property to its original condition or remove our property at the end of the lease term. Sufficient information is not available to estimate the fair value of our asset retirement obligations in certain of our lease arrangements. This is the case in long-term lease arrangements in which the underlying leased property is integral to our operations, there is not an acceptable alternative to the leased property and we have the ability to indefinitely renew the lease. Accordingly, for most of our rights of way and certain lease agreements, the possibility is remote that we will incur significant removal costs in the foreseeable future, and as such, we had not recorded any asset retirement obligations.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont'd)

(e)	Construction in progress

Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost.

No provision for depreciation is made on construction in progress until the asset is completed and placed in service. When the assets concerned are placed in service, the costs are transferred to property, plant and equipment and depreciated in accordance with the Company policy.

(f)	Impairment of long-lived assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review.  The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value.  In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.  Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.  Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

(g)	Impairment of property and equipment

SFAS 144 requires that we periodically review the carrying amounts of our property and equipment and our intangible assets (other than goodwill and indefinite-lived intangible assets) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is recognized. Such adjustment is measured by the amount that the carrying value of such assets exceeds their fair value. We generally measure fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. For purposes of impairment testing, long-lived assets are grouped at the lowest level for which cash flows are largely independent of other assets and liabilities. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont'd)

(h)	Intangible assets

Intangible assets represent land use rights of the Branches. Land use rights are stated at cost, representing the fair value at the time of acquisition. Fair values are supported by valuation reports prepared by independent valuators. After acquisition, the Company does not make registration for the land from Bureau of Land Resources. Intangible assets are stated at cost less accumulated amortization and impairment losses if any. Amortization expense is recognized on the straight-line basis over the estimated useful life of the intangible assets as follows:

Years
Land use right	70

(i)	Income taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to SFAS No. 109 “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carry forwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(j)	Revenue recognition

Cable Network Revenue- The Branches recognize revenue from basic analog and digital cable subscription services (including installation) in the period the related services are provided. Subscription services are offered for basic video service, extended basic video service and digital video service. All revenue is collected for the calendar year in advance, with the amount collected depending on when the sale is made during the year. Amounts collected in advance are initially recorded as deferred revenue (a liability) and are recognized as income over the service period.

Installation revenue-  Installation revenue (including reconnect fees) related to these services over our cable network, is recognized as revenue in the period in which the installation occurs, to the extent these fees are equal to or less than direct selling costs which are expensed as incurred. To the extent installation revenue exceeds direct selling costs, the excess revenue is deferred and amortized over the average expected subscriber life. Costs related to reconnections and disconnections are recognized in the combined statement of operations as incurred.

Subscriber advance payments - Payments received in advance for distribution services are deferred and recognized as revenue when the associated services are provided.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont'd)

(k)	Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

(l)	Comprehensive income

The Company has adopted SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income (loss) include net income and foreign currency translation adjustments.

(m)	Foreign currency translation

Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet dates, income and expenses are translated at the average rate of exchange prevailing during the year. The related translation adjustments are reflected in "Accumulated other comprehensive income" in the stockholders' equity section of our balance sheets. As of December 31, 2007 and 2006, the accumulated foreign currency translation gain was USD$399,577 and USD$81,882, respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

(n)	Post-retirement and post-employment benefits

The Company contributes to a state pension scheme in respect of its employees. Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labour regulations require that the Company make contributions to the government for these benefits based on certain percentages of the employee's salaries. Other than the employee defined contribution plan, the Company has not provided any other employee benefits.

(o)	Recently issued accounting standards

In July 2006, the FASB issued FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation is effective for fiscal years beginning after December 15, 2006 and was adopted by the Company in the first quarter of fiscal 2007. The adoption of FIN 48 did not have a material impact on our combined results of operations and financial condition.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont'd)

(o)	Recently issued accounting standards (.../Cont'd)

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Company is currently evaluating the impact of adopting SFAS 157 on its combined financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), Business Combinations, and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS No. 141 (R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 141 (R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company has not yet determined the effect on our consolidated financial statements, if any, upon adoption of SFAS No. 141 (R) or SFAS No. 160.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont'd)

(o)	Recently issued accounting standards (.../Cont'd)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an Amendment of ARB No. 51 (“SFAS 160”), which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS No. 160 also provides guidance when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact this statement will have on its financial position and results of operations.

In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”), which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities. Therefore, the Company has delayed application of SFAS 157 to its nonfinancial assets and nonfinancial liabilities, which include assets and liabilities acquired in connection with a business combination, goodwill, intangible assets and asset retirement obligations recognized in connection with final capping, closure and post-closure landfill obligations, until January 1, 2009. The Company is currently evaluating the impact of SFAS 157 for nonfinancial assets and liabilities on the Company's financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”), which amends and expands the disclosure requirements of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative instruments. This statement applies to all entities and all derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company has not yet determined the effect on our consolidated financial statements, if any, upon adoption of SFAS No. 161.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 4 - CASH

Cash represents cash at bank and cash in hand as of December 31, which summarized as follows:

	2007	2006
	USD	USD

Cash at bank	$1,682,431	$1,764,902
Cash in hand	250,826	227,407
	$1,933,257	$1,992,309

Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

NOTE 5 - ACCOUNTS RECEIVABLE, NET

The Company performs ongoing credit evaluations of its customers' financial conditions. Management determines the allowance based on historical write-off experience, customer specific facts and economic condition. The accounts receivable, net is as follows:

	2007	2006
	USD	USD

Accounts receivable	$356,055	$234,377
Less: allowances for doubtful accounts	(83,555)	(11,999)
	$272,500	$222,378

NOTE 6 – PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables consist of the following:

	2007	2006
	USD	USD

Temporary advance	$336,015	$352,739
Prepayment	8,143	-
Other receivables,net	895,811	1,226,573
	$1,239,969	$1,579,312

The other receivable and temporary advance are mainly the loan advance to staffs, cash advance to local branchs for daily business operations, advance for purchase of raw materials and advance for construction payments.

Prepayments and other receivables are stated net of an allowance for doubtful accounts of USD$157,826 and USD$88,877 at December 31, 2007 and 2006, respectively.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 7 - INVENTORIES

Inventories as of  December 31, 2007 and 2006 consist of the following:

	2007	2006
	USD	USD

Raw materials	$1,042,578	$933,067
Consumable stock	18,497	14,871
Less: allowances for slowing moving items	-	-
	$1,061,075	$947,938

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT, NET

	2007	2006
	USD	USD

At cost:
Furniture and fixtures	$233,095	$167,812
Motor vehicles	1,128,881	898,192
Headend facilities	9,121,660	7,478,328
Building and building improvements	7,398,182	7,411,412
Fiber infrastructure and electric appliance	35,656,989	28,305,419
	53,538,807	44,261,163

Less: accumulated depreciation and amortization	9,067,124	4,788,682
Net book value	$44,471,683	$39,472,481

The Company reviewed the carrying value of property, plant, and equipment for impairment. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. There was no impairment provision at  December 31, 2007 and  2006.

Depreciation expense, related to our property, plant and equipment, was USD$3,889,433 and USD$2,749,705 for the year ended December 31, 2007 and  2006, respectively.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 9 - INTANGIBLE ASSETS, NET

The following table summarizes the Company's value of its intangible assets as of December 31, 2007 and 2006.

	2007	2006
	USD	USD

Land use rights	$243,044	$228,947
Accumulated amortization	(9,379)	(5,565)

	$233,665	$223,382

Amortization expense for the years ended December 31, 2007 and 2006 was USD$3,364 and USD$3,209, respectively.

NOTE 10 - CONSTRUCTION IN PROGRESS

Construction in progress represents costs incurred in connection with construction of fiber infrastructure. The construction in progress were completed and charged on monthly basis with monthly completion and inspection reports. Total construction in progress was USD$345,020 and  USD$500,638 at December 31, 2007and 2006, respectively.

NOTE 11 - ACCRUED EXPENSES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, 2007 and 2006 consist of the following:

	2007	2006
	USD	USD

Accrued expenses	$421,686	$460,544
Accruals for salaries and welfare	551,742	379,636
Other payables	3,165,283	4,464,752
Receipts in advance	683,648	652,171
	$4,822,359	$5,957,103

Other payables are related to cash advance from others, guarantee deposits received from staffs, short term loan due to third party and set-top TV rental deposit received from users.

Receipt in advance represent the cable network service fees received from customers in advance.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 12 - DEFERRED TAX ASSETS

The Company uses the asset and liability method, where deferred tax assets and liabilities are determined  based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting  purposes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2006 and 2007 are presented below.

	2007	2006
	USD	USD
Deferred tax assets
Provisions for bad debts	$73,371	$22,886

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are tested whether they are deductible or can be utilized, management believes that the deferred tax assets as of December 31, 2007 are more likely than not that it will not be realized.

The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

NOTE 13 - AMOUNT DUE TO HUBEI CHUTIAN

The amount due is unsecured, non-interest bearing and without fixed term of repayment.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management considers many factors in making these assessments including past history, scientific evidence and the specifics of each matter. As management has not become aware of any product liability claims arising from any incident over the last two years, the Company has not recognized a liability for product liability claims.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 15 - INCOME TAXES

All companies, being a domestic enterprise in the PRC, were subject to enterprise income tax at 33%, in which 30% for national tax and 3% for local tax, of the assessable profits as reported in the statutory financial statements prepared under China Accounting regulations.

The following two entities, being a center in the PRC, were exempted from enterprise income tax:

(1)	Hubei Chutian Radio & Television Information Network Co., Ltd - Xiantao Branch
(2)	Hubei Chutian Radio & Television Information Network Co., Ltd - Dangyang Branch

The Companies received cable network subscription income and installation income mainly from urban and rural area. According to the income tax regulations of PRC, the net income arising from cable network subscription and installation of rural area are exempt from enterprise income tax for three years from January 1, 2007 to December 31, 2009.

Income tax expense for the years ended December 31, 2007 and 2006 consist of the following:

	2007	2006
	USD	USD

Current income tax expense	$667,545	$972,868
Deferred tax benefit	(50,485)	(19,259)
Total income tax expense	$617,060	$953,609

NOTE 16 - REVENUES

Revenues for the years ended December 31, 2007 and 2006 consist of the following:

	2007	2006
	USD	USD

Cable network service fees	$14,195,422	$10,456,039
Installation fees	3,155,215	2,209,690
Advertising income	424,487	385,531
Other revenue	1,519,753	1,215,558
	$19,294,877	$14,266,818

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES)
NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 17 - GENERAL AND ADMINISTRATIVE EXPENSES

The amount of general and administrative expenses for the years ended December 31, 2007 and 2006 was USD$5,224,119 and USD$3,812,870, respectively. The significant components of general and administrative expenses for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
	USD	USD

Depreciation	$711,646	$612,346
Entertainment	542,725	344,998
Salaries and wages	1,582,263	1,009,260
Welfare and allowance	319,490	224,026
	$3,156,124	$2,190,630

NOTE 18 - SALES AND MARKETING EXPENSES

The amount of sales and marketing expenses for the years ended December 31, 2007 and 2006 was USD$8,169,038 and USD$5,676,668, respectively. The significant components of sales and marketing expenses for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
	USD	USD

Depreciation	$3,177,787	$2,137,359
Entertainment	268,083	263,847
Repair and maintenance	489,893	235,001
Salaries and wages	3,017,647	2,249,872
	$6,953,410	$4,886,079

NOTE 19 - PENSION AND OTHER POSTRETIREMENT BENEFITS

Pursuant to the relevant laws and regulations in the PRC, the Company participates in defined contribution retirement plans for its employees arranged by a governmental organization. The Company makes contributions to the retirement plan at the applicable rate based on the employees' salaries. The required contributions under the retirement plans are charged to the statements of operations on an accrual basis. The Company's contributions totaled USD$592,319 and USD$436,973 for the years ended December 31, 2007 and 2006 respectively.

The Company has no other obligation to make payments in respect of retirement benefits of its employees.