Form 20-F
period 2009-12-31
China Cablecom Holdings, Ltd.
filed 2010-07-01
CIK 1416569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

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

Suite 4612, Tower 1
Plaza 66
No.1266 Nanjing West Road
Shanghai, 200040
People’s Republic of China
(86) 21 6113-8281

 (Address of principal executive offices)

Debra Chen, debra@chinacablecom.net, 27 Union Square West, Suite 501-502, New York, NY 10003

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class

ORDINARY SHARES, $.0015 PAR VALUE

Name of each exchange on which registered

The NASDAQ Capital Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

On December 31, 2009, the registrant had 4,688,151 ordinary shares outstanding.

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
Yes  ☐ No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ International Financial Reporting
☒ US GAAP	Standards as issued by the International	☐ Other
Accounting Standards Board
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

☐ Yes                ☐ No

TABLE OF CONTENTS

Item 10.	Additional Information	57
A.	Share capital	57
B.	Memorandum and articles of association	57
C.	Material contracts	57
D.	Exchange controls	58
E.	Taxation	58
F.	Dividends and paying agents	65
G.	Statement by experts	65
H.	Documents on display	66
I.	Subsidiary Information	66

Item 11.	Quantitative and Qualitative Disclosure About Market Risk	66

Item 12.	Description of Securities Other Than Equity Securities	66

	PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	67

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	67

Item 15.	Controls and Procedures	67

Item 16	[Reserved]	68

Item 16A	— Audit Committee Financial Expert	68

Item 16B	— Code of Ethics	68

Item 16C	— Principal Accountant Fees and Services	68

Item 16D	— Exemption from the Listing Standards for Audit Committees	68

Item 16E	— Purchases of Equity Securities by the Issuer and Affiliated Purchasers	68

Item 16F	— Change in Registrant’s Certifying Accountant	68

Item 16G	— Corporate Governance	68

	PART III

Item 17	Financial Statements	69

Item 18.	Financial Statements	69

Item 19	Exhibits	69

Signatures		73

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.  Selected financial data

The following summary consolidated financial data for the years ended December 31, 2008 and 2009 have been derived from the Company’s audited consolidated financial statements included in this Annual Report beginning on page F-1. The following selected historical statement of income data for the period from October 1, 2007 to December 31, 2007 and the selected historical balance sheet data as of December 31, 2007 have been derived from the audited financial of the Company not included in this annual report.

The following selected historical statements of income data for the years ended December 31, 2005 and 2006 and for the period from January 1, 2007 to September 30, 2007 and the selected historical balance sheet data as of December 31, 2005 and 2006 and September 30, 2007 have been derived from the audited financial statements of Binzhou Guangdian Network Co., Ltd. (the “Predecessor Company”) not included in this annual report. This information is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included in this Annual Report.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Operating and Financial Review and Prospects,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	Predecessor Company
	Year Ended December 31,2005	Year Ended December 31,2006	January 1 through September 30, 2007	October 1 through December 30, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
(in US$ thousands, except for share data)

Statement of Income Data:

Revenues, net	7,804	8,288	5,020	1,995	23,439	45,563

Gross profit	5,066	5,485	2,340	978	10,002	15,696

Operating income (loss)	3,628	3,774	532	(684)	(5,123)	(6,957)

Interest expenses	(703)	(721)	(743)	(1,474)	(8,742)	(9,982)

Income (loss) before income tax and non-controlling interest	2,984	3,154	222	(2,095)	(12,844)	(55,604)

Net profit (loss) attributable to China Cablecom Holdings, Ltd.	2,861	2,925	24	(2,155)	(14,173)	(56,569)

Loss per share

Basic				(2.61)	(5.73)	(16.68)

Diluted				(2.61)	(5.73)	(16.68)

Weighted average number ordinary shares, Basic and diluted

Basic				688,893	2,472,504	3,391,924

Diluted				688,893	2,472,504	3,391,924

Weighted ordinary share numbers have been restated to reflect the Company’s March 2, 2010 1-for-3 Reverse Split.

	Predecessor Company
	As of December 31, 2005	As of December 31, 2006	As of September 30, 2007	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009
(in US$ thousands)

Balance Sheet Data:

Cash and cash equivalents	355	303	867	12,639	29,182	23,938

Prepaid expenses and advances	1,791	1,165	667	669	9,236	9,223

Total current assets	3,150	2,649	2,830	16,194	43,792	41,168

Property, plant & equipment, net	20,197	20,946	21,324	20,722	79,877	89,330

Intangible assets, net	-	-	-	18,363	37,850	35,042

Goodwill	-	-	-	-	19,276	19,276

Total assets	23,998	23,840	24,812	69,496	183,076	190,771

Current portion of long term debt, net of discount	1,859	1,921	1,998	9,618	9,482	-

Accounts payable	12,129	9,624	8,736	2,461	8,872	17,504

Note payable – non-controlling interest	-	-	-	17,218	55,420	27,627

Liabilities to be settled by minority interest	-	-	-	12,461	-	-

Total current liabilities	14,943	12,543	13,895	43,247	83,067	57,575

Convertible notes, net of discounts	-	-	-	-	16,684	-

Senior secured notes, net of discounts	-	-	-	-	-	7,973

Junior secured notes, net of discounts	-	-	-	-	-	17,063

Unsecured notes, net of discounts	-	-	-	-	-	5,135

Notes payable – non-controlling interest, net of current portion	-	-	-	17,047	51,778	64,348

Notes payable, net of discount and current portion	-	-	-	7,478	-	-

Total liabilities	14,943	12,543	13,895	67,772	151,528	152,094

Total shareholders equity	9,055	11,297	10,917	1,724	31,547	38,677

Exchange Rate Information

Our business is currently conducted in and from China in Renminbi. In this annual report, all references to “Renminbi” and “RMB” are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the middle rate between buying and selling as published by the People’s Bank of China of the PRC. For reader convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2009 at US$1.00: RMB6.8282, which was the middle rate on December 31, 2009. The published middle rate on June 29, 2010 was US$1.00: RMB 6.7901. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign trade.

The following table sets forth the average middle rates for Renminbi expressed as per one U.S. dollar for the years 2005, 2006, 2007, 2008 and 2009:

Year	Renminbi Average(1)
2005	8.1826
2006	7.9579
2007	7.6040
2008	6.9451
2009	6.8314

(1)	Determined by averaging the middle rate between buying and selling rates on the last business day of each month during the relevant period.

The following table sets forth the high and low middle rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
December 31, 2009	6.8299	6.8260
January 31, 2010	6.8258	6.8295
February 28, 2010	6.8330	6.8258
March 31, 2010	6.8270	6.8254
April 30, 2010	6.8275	6.8229
May 31, 2010	6.8310	6.8245
June 30, 2010 (through June 29)	6.8284	6.7890

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

We must make significant intercompany loans to Binzhou Broadcasting to preserve our consolidation of the operating results of Binzhou Broadcasting for financial reporting purposes.

Although we are currently entitled to consolidate the financial position and operating results of Binzhou Broadcasting in our financial statements under US GAAP, this is the result of the ratio of risk and rewards borne by us regarding the operations of Binzhou Broadcasting, which in turn is dependent on the significant level of intercompany debt we have extended to Binzhou Broadcasting. Pursuant to the terms of the Asset Transfer Agreement with the local state-owned enterprise, Binzhou Guangdian Network Co., Ltd. (“Binzhou SOE”), Binzhou Broadcasting must complete the payment for all assets to be transferred not later than August 2008, which was later extended to December 31, 2008, further extended to January 31, 2009, further extended to December 31, 2009 and further extended to June 30, 2010.To the extent the financing for such payment is not in the form of an intercompany loan from us, our ability to preserve the accounting treatment of Binzhou Broadcasting will be jeopardized. Based on a recent government decree in an initiative of “forming one consolidated broadcasting network within one province”, the Shandong party committee and government have recently announced plans on the development and reform of provincial Radio and TV broadcasting network, in such that, the municipal, county (county level city or district) Radio and TV broadcasting network shall freeze headcounts and assets and maintain the current organization to suspend any pending financing activities. As a result, our Binzhou JV has temporarily suspended any current obligations until further notification from the government, delaying and extending our payment obligations to June 30, 2010.We are required to seek additional financing and to amend or modify the terms of our existing debts to meet these obligations. There can be no assurance that any such additional financing will be available on acceptable terms or at all or that such lenders will be willing to amend or modify the terms of the outstanding notes. Any such failure to secure additional financing by us will create a default under the terms of the joint venture agreement between Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”) and Binzhou SOE and likely result in us no longer being entitled to consolidate the financial position and results of operations of Binzhou Broadcasting.

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

In China, the basic subscription fee for cable television is regulated, municipal cable television operators have to apply for approval at the local Price Bureau, which will then arrange public hearings to approve any subscription price changes. Although Binzhou Broadcasting and Hubei Chutian have applied for and have acquired approval for a subscription fee raise from the Price Bureau in year 2009 and 2005, respectively, there is no guarantee that any future partnership networks will succeed in getting approval for subscription fee raises for digital television services.

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

The Onshore and Offshore Loan Agreements may be scrutinized by the SAFE

In June and July of 2008, China Cablecom entered into 2 loan agreements, whereby, China Cablecom extended 2 loans in U.S. dollars to Rich Dynamic Limited, a Hong Kong company, (“RDL”), which amount in aggregate, to U.S. dollars 38,000,000. These loans were utilized as payment to a shareholder (“Shareholder”) of Chengdu Chuanghong Jinsha Real Estate Co., Ltd. (“Chengdu Chuanghong”), for the purpose of acquiring 60% of the equity interest in this company.  After payment was made to the Shareholder, 2 RMB loans were extended by the Shareholder to JYNT, pursuant to the loan agreements entered into between the Shareholder and JYNT, which amount in aggregate to RMB 244,000,000.

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

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements that provide shareholders the protection of information that must be made available to shareholders of United States public companies.

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

As a result of the contractual agreements entered into between our indirect subsidiary Heze Cablecom Network Technology Co., Ltd., a PRC company (“HZNT”), and the shareholders of JYNT, we control and are considered the primary beneficiary of JYNT, and are entitled to consolidate the financial results of JYNT, which includes JYNT’s 60% economic interest in the financial results of Binzhou Broadcasting and JYNT’s 55% economic interest in the financial results of Hubei Chutian. While the terms of these contractual agreements are designed to minimize the operational impact of governmental regulation of the media, cultural and telecommunications industries in the PRC, and provide us with voting control and the economic interests associated with the shareholders’ equity interest in JYNT, they are not accorded the same status at law as direct ownership of JYNT and may not be as effective in providing and maintaining control over JYNT as direct ownership. For example, we may not be able to take control of JYNT upon the occurrence of certain events, such as the imposition of statutory liens, judgments, court orders, death or capacity. If the PRC government proposes new laws or amends current laws that are detrimental to the contractual agreements with JYNT, such changes may effectively eliminate our control over the JYNT and our ability to consolidate the financial results of Binzhou Broadcasing and Hubei Chutian, JYNT’s sole operational assets. In addition, if the shareholders of JYNT fail to perform as required under those contractual agreements, we will have to rely on the PRC legal system to enforce those agreements, and there is no guarantee that we will be successful in an enforcement action.

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

JYNT has entered into a joint venture agreement and a series of services agreements that, pursuant to applicable accounting principles, entitles JYNT to consolidate 60% of the operating results of Binzhou Broadcasting, although JYNT only has a 49% equity interest and the Binzhou SOE has retained control of the joint venture.  JYNT has also entered into a joint venture agreement and a series of services agreements that, pursuant to applicable accounting principles, entitles JYNT to consolidate 55% of the operating results of Hubei Chutian, although JYNT only has a 49% equity interest and the local state-owned enterprise, Hubei Chutian Radio and Television Information Network Co., Ltd. (“Hubei SOE”) has retained control of the joint venture.  Because JYNT lacks actual control over Binzhou Broadcasting and Hubei Chutian, JYNT, and us through our contractual arrangements with the shareholders of JYNT, are protected in our dealings with the Binzhou SOE and the Hubei SOE only to the extent provided for in the joint venture agreement and the services agreements. If either the Binzhou SOE or the Hubei SOE fails to observe the requirements of its respective joint venture agreement and other services agreements with JYNT, we may have to incur substantial costs and resources to enforce such arrangement, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. If the shareholders of JYNT and us are unable to compel the Binzhou SOE or Hubei SOE to observe the requirements of its respective joint venture agreement and the services agreements, we may be forced to account for the financial results and position of Binzhou Broadcasting and Hubei Chutian pursuant to different accounting principles, effectively eliminating our sole operational assets.

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

Under the EIT Law, we and China Cablecom Company Limited (“HKZ") may be classified as a “resident enterprise” of the PRC. Such classification could result in unfavorable tax consequences to us and HKZ and our non-PRC shareholders.

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

On April 22, 2009, the State Administration of Taxation issued the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. Under this notice, an overseas incorporated domestically controlled enterprise will be recognized as a PRC resident enterprise if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations is primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. However, it is still unclear whether PRC tax authorities would require us and/or China Cablecom to be treated as a PRC resident enterprise.

If the PRC tax authorities determine that we and HKZ are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we and HKZ may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as the case may be, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries through HKZ, our Hong Kong sub-holding company, assuming we and HKZ are each treated as a “resident enterprise” under the EIT Law, may qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to withholding tax generally at a rate of 10% (or, if the Double Tax Avoidance Agreement between Hong Kong and Mainland China is applicable, 5%). Finally, the new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC security holders and gains derived by our non-PRC security holders from transferring our securities, if such income is considered PRC-sourced income by the relevant PRC tax authorities.

If any such PRC tax applies to a non-PRC security holder, such security holder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a dedution for such PRC tax against such security holder's domestic taxable income or a foreign tax credit in respect of such PRC tax against such security holder’s domestic income tax liability (subject to applicable conditions and limitations). You should consult with your own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available deductions or foreign tax credits.

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

In general, we will be classified as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year during which a U.S. Holder (as defined in the section of this Annual Report captioned ‘‘Taxation – United States Federal Income Taxation – General’’) held our ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries in 2009, we do not anticipate that we will be treated as a PFIC in 2009. Notwithstanding the foregoing, our view that we will not be treated as a PFIC in 2009 is not free from doubt because of, among other things, the significant cash position and uncertainties relating to the actual values of the other assets of us and our subsidiaries in 2009. Our actual PFIC status for any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for 2009 or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report captioned ‘‘Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders of Our Ordinary Shares and Warrants—Passive Foreign Investment Company Rules.’’

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

As a result of the Redomestication Merger and Business Combination, China Cablecom Holdings succeeded to the registration of Jaguar’s common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company consummated a convertible debt financing in May 2008 with current and new investors involving the issuance of an aggregate of $43.175 million principal amount at maturity of secured convertible notes and approximately 1.525 million ordinary shares to assist in securing its acquisition of Hubei Broadcasting. Interest was prepaid at closing, resulting in net proceeds (excluding existing investors who reinvested principal and interest repayments in the new issuance) to the Company of approximately $19 million. Chardan Capital Markets, LLC, Lazard Frères & Co. LLC and Roth Capital Partners , LLC acted as co-placement agents.

The 3-year senior secured convertible notes bear an interest rate of 9.99% per annum and are secured by a pledge of the stock of the Company’s wholly-owned subsidiary, China Cablecom Ltd., and all other assets owned by the Company outside of the People’s Republic of China. The notes are convertible into shares of the Company’s ordinary shares at a conversion price of $9.50 per share and are guaranteed by China Cablecom Ltd. as to the principal, interest and all other amounts due thereunder. In addition, the Company issued approximately 1.525 million ordinary shares to the investors and is obligated to issue an additional approximate 125,000 shares if the notes are not repaid upon the first anniversary of the closing and an additional approximate 300,000 shares if the notes are not repaid upon the second anniversary of the closing. Additionally, the Company has the ability to prepay the notes for a total of $34 million upon the first anniversary of their issuance and any time thereafter at prepayment amounts equal to such amount plus additional amounts equal to approximately 10 5/8% of the principal amount of maturity per annum of such notes, based on the number of days from such first anniversary to such date of pre payment. To the extent that the Company calls its outstanding warrants and such warrants are exercised, it is required to repay the notes with the net proceeds from such warrant exercise.

Debt Restructure and Private Financings, October 2009

Debt Restructure

Due to a default in repayment of principal and interest on certain of its outstanding promissory notes in April 2009, the Company negotiated a comprehensive restructuring of its outstanding capital markets debt obligations which closed in October 2009.

Pursuant to the Restructuring, the Company entered into a waiver agreement and consent with all note holders pusuant to which the note holders agreed to exchange approximately $47 million in aggregate principal amount of current debt obligations for an aggregate of $5.5 million in unsecured notes, $18 million in secured notes and 65,799,286 newly issued shares of Series A Convertible Preferred Shares, each share convertible into one ordinary share and representing in aggregate approximately 66.2% of the Company's ordinary shares outstanding after the closing of the Restructuring and the private financing referred to below.

Until fourteen months after the issue date, principal on the new notes is subject to cancellation in the event that (i) the Company's ordinary shares close at a daily volume weighted average price greater than $0.85 for 30 consecutive days with daily dollar volume of 500,000 or more and all of the conversion shares issuable upon conversion of the Series A Preferred Shares could have been sold by the noteholder during such 30 day period; or (ii) noteholders convert the Series A Convertible Preferred Shares into ordinary shares within 14 months after the issue date, such cancellation in proportion to the amount converted.  Since the Restructuring, an aggregate of $1,840,965 in principal amount of the secured notes and $365,205 in principal amount of the unsecured notes has been cancelled as a result of such conversions.

The unsecured and secured notes are due April 2016 and bear non-cash interest at 5% per annum payable semi-annually in the form of the Company’s Common Stock valued at 95% of the volume-weighted average price for the 10 trading days prior to the required payment date.  Amortizing principal repayments with respect to both the unsecured and secured notes commence in 2012.

Private Financing

In October 2009, the Company also completed a private placement of $33 million in aggregate principal amount of 12% Senior Secured Notes (the “New Notes”) due October 2015. The holders of New Notes have been issued 23,158,080 Series B Convertible Preferred Shares, representing approximately 23.3% of the Company's total outstanding ordinary shares after the Restructuring and issuance of the New Notes. Immediately following the issuance, the Company redeemed approximately $13.9 million of the New Notes, resulting in approximately $19.1 million of New Notes remaining outstanding.

The New Notes are due October 2015 and bear cash interest at 12% per annum payable semi-annually commencing October 2012.  Amortizing principal repayments with respect to the New Notes were commence in 2014 as a result of the redemption described above.

The net proceeds from the private financing were used to satisfy the Company's remaining obligations to the Hubei SOE under its supplementary framework agreement.

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

Joint Venture with Hubei Chutian Radio and Television Information Network Co., Ltd. and China Cablecom.

In June 2008, China Cablecom entered into a Framework Agreement through its affiliated company, JYNT, to purchase a 49% equity interest and 60% economic benefit in a newly created joint venture, Hubei Chutian Video Communication Network Co., Ltd. (“Hubei Chutian”). In September 2009, the Framework Agreement was revised by Supplement Agreement II. China Cablecom reduced it’s economic interest to 55% in Hubei Chutian. The local state-owned enterprise, Hubei Chutian Radio and Television Information Network Co., Ltd. (“Hubei SOE”), agreed to contribute certain assets and businesses for a 51% equity interest in Hubei Chutian. Hubei SOE was organized under the laws of the PRC to aggregate various local state-owned cable assets and businesses within the Province of Hubei, China.

In order to comply with current PRC laws limiting foreign ownership in the cable industry, Hubei Chutian operates in a joint venture and China Cablecom manages its interest in the joint venture through direct ownership of wholly foreign owned entities and affiliated companies wholly owned by PRC citizens. China Cablecom entered into contractual arrangements, through its affiliated PRC company, JYNT, to provide marketing, strategic consulting and technical support and services to Hubei Chutian for a fee of 6% of the net profits of the joint venture. In addition, in the Framework Agreement between JYNT and the Hubei SOE, JYNT has the ability to control certain aspects of the financing and management of Hubei Chutian arising from a veto right it holds regarding the appointment of the general manager of Hubei Chutian, the right to appoint the chief financial officer of Hubei Chutian and an obligation to provide continued financial resources for investment and capital expenditure for the future expansion of the joint venture’s operations. As a result, China Cablecom has the ability to substantially influence the joint venture’s daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder vote. In addition, China Cablecom enjoys 55% of the economic benefits of the joint venture through its 6% fee of net profit combined with its 49% ownership interest.

Our registered office is located at Kingston Chambers, P. O. Box 173, Road Town, Tortola, British Virgin Islands.  Our principal executive office is located at Suite 4612, Tower 1, Plaza 66, No1266, Nanjing West Road, Shanghai, 200040, People’s Republic of China.  The telephone number of our principal executive office is (86) 21 6113-8281.

B.  Business Overview

Overview

We are a joint-venture provider of cable television services in the PRC, operating in partnership with a local state-owned enterprise authorized by the PRC government to control the distribution of cable TV services (“SOE”). We acquired the networks we currently operate in Binzhou, Shandong Province in September 2007 and in Hubei Province in June 2008 by entering into a series of asset purchase and services agreements with companies organized by SOEs owned directly or indirectly by local branches of SARFT to serve as holding companies of the relevant businesses. Due to restrictions on foreign ownership of PRC media and broadcasting entities, our 49% joint venture interest is held through a series of contractual arrangements intended to result in the risks and benefits of Binzhou Broadcasting’s and Hubei Chutian’s operations being primarily borne by us, rather than through a direct ownership of equity securities. In addition to seeking to avoid a violation of PRC law, these arrangements provide, under relevant principles of US GAAP, for the consolidation of 60% and 55% of the results of operations, financial position and cash flows of Binzhou Broadcasting and Hubei Chutian respectively by us. These contractual arrangements with Binzhou SOE have an initial term of 20 years. The parties may mutually seek to extend these agreements upon the expiry of the current term. The contractual agreements with Hubei SOE have a fixed term of 30 years and China Cablecom agreed to transfer the remaining economic interest in the Joint Venture to Hubei SOE after the 30 years period for free.

We are not aware of any legal impediments that may affect the renewal of the agreements with Binzhou SOE and to sign the new agreements with Hubei Chutian after the 30 years periodunder current PRC laws. In order for us to continue to derive the economic benefits from the operation of Binzhou Broadcasting and Hubei Chutian, it must renew these agreements with Binzhou SOE and sign new agreements with Hubei SOE after the first 30 year co-operation period. Binzhou Broadcasting operates a cable network with 482,016 paying subscribers as of December 31, 2009 and Hubei Chutian operates a cable network with approximately 1,190,000 paying subscribers as of December 31, 2009 . China Cablecom’s strategy is to replicate the acquisition by operating partnership model in other municipalities in the PRC and then introduce operating efficiencies and increase service offerings in the networks it has acquired.

The PRC Cable Industry

China is the world’s largest cable television market in subscriber volume. As of December 31, 2009, China had 174 million cable subscribers, or 41% of cable television-viewing subscribers, , including 65 million digital TV subscribers. Howeverdigital cable penetration rates are reported to be very low compared to all television-viewing households. We expect to benefit from the following additional trends affecting the PRC and the Chinese cable TV industry:

•
Rising household incomes in the PRC.  According to a report by the McKinsey Global Institute, over the next 20 years more people will migrate to China’s cities for higher-paying jobs. These working consumers will create a new and significant middle class. McKinsey also notes that the trend in China is toward a younger middle class.

•
Government mandates ensure proliferation of digital cable. According to the provisions of SARFT, China will carry out digital broadcast and television roundly in 2010, and will halt analog TV programs in 2015. With the approaching deadline, the pace of conversion to DTV speeds up in China.

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

	Monthly subscription fee before and after digitalization (USD)

City/Location	Analog	Digital	% Increase

Chongqing	1.57	2.88	83%

Dalian	1.57	3.14	100%

Foshan	1.83	2.22	21%

Fuzhou	1.83	3.40	86%

Guangxi Province	1.70	3.40	100%

Guangzhou	2.22	3.46	56%

Hainan Province	2.09	3.40	63%

Hangzhou	1.83	1.83	0%

Hunan Province	2.16	3.27	52%

Jinan	1.70	3.66	115%

Qingdao	1.57	2.88	83%

Shaanxi Province	1.83	3.14	71%

Shenzhen	2.09	3.66	75%

Taiyuan	1.57	3.01	92%

Zibo	1.70	3.66	115%

Average	1.83	3.14	72%

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

Video subscription services.  The majority of the revenues are currently generated from video subscription services and related installation fees. As of December 31, 2009, the two networks we operate served 1,673,695 paying subscribers. Subscribers typically pay Binzhou Broadcasting and Hubei Chutian on an annual basis and generally may discontinue services at any time. Monthly subscription rates were ranging from RMB12 to RMB15 for analog service and Rmb 24 to Rmb 28 for digital service.

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

Broadband Internet.  Binzhou Broadcasting and Hubei Chutian offer to residential, commercial and government broadband internet services. Key customers for cable internet access include new buildings and the government. As of December 31, 2009, the two networks we operate had 21,939 broadband households, representing 1% of service penetration.

We operate cable network systems through Binzhou Broadcasting and Hubei Chutian as summarized in the table below:

	Binzhou Broadcasting	Hubei Chutian

Location	Shandong province, China	Hubei province, China

Number of networks	5	23

Subscribers (2009/2008)	482,016 / 477,910	1,191,679/ 1,031,212

Revenues (2009/2008)	$10.5 million / $ 9.1 million	$35.0 million / $ 27.5 million

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

Currently, there are several large cable operators in the PRC. The cable market is highly fragmented and the large operators are geographically centered. For example, Beijing GeHau, a cable operator with 3.8 million households, focuses its efforts in Beijing. Hangzhou Wasu, a cable operator with 1.0 million households, focuses its efforts in Hangzhou. The largest consolidator in the PRC is CITIC Guoan, or CITIC, with 8.8 million households. CITIC is a publicly listed company on the Shenzhen stock exchange and is diversified across several industries, including cable TV, real estate, energy and others. CITIC has focused its efforts in the Hunan and Jiangxi provinces; however, they do operate one local cable network, Weihai, in Shandong and Wuhan, the capital city of Hubei Province.

China Cablecom believes that there are many attractive acquisition targets in PRC and the presence of other cable operators in the PRC does not pose a competitive threat, especially in the territories that we have already covered, given the inherent monopolistic nature of the cable business in the PRC.

On January 13, 2010 the State Council of People’s Republic of China announced a decision to accelerate the convergence of three networks: telecom, broadcasting and internet.  As a result, cable operators will face competition from the PRC telecom companies for broadcasting revenue, although the Company management believes this also provides opportunities for cable operates to tap the broadband access and VoIP markets. China Cablecom believes the 3-Net convergence plan will not have immediate impact on its business since the plan sets a 3-year trial run in limited sites for convergence service to firm up relevant regulatory policies and framework. Given the fact that content is still under the control of SARFT, management believes telecom operators are unlikely to attract a lot of IPTV subscribers with the same content now provided by cable operators.

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

C.  Organizational Structure

PRC Corporate Structure

China Cablecom conducts substantially all of its business in the PRC through Heze Cablecom Network Technology Co., Ltd. (“HZNT”), and Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”), a PRC company and a domestic variable interest entity (“VIE”). JYNT is controlled by the Company through contractual arrangements. China Cablecom also owns 100% of the equity interest of Hong Kong Zhongyouxiantong Co., Ltd. (“HKZ”), a Hong Kong holding company that, in turn, directly owns 100% of the equity interest of HZNT.

In order to comply with the PRC’s regulations on private investment in the cable industry, China Cablecom operates its cable business in a joint venture with a local state-owned enterprise. China Cablecom’s operations are conducted through direct ownership of HKZ and HZNT and contractual arrangements with JYNT. China Cablecom does not have an equity interest in JYNT, but instead enjoys the economic benefits derived from JYNT through a series of contractual arrangements. JYNT is owned 95% by Pu Yue , China Cablecom’s Chief Executive Officer and 5% by Liang Yuejing, his spouse.

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

•
a technical services agreement, pursuant to which JYNT exclusively performs the following for Hubei Chutian: (i) management, operation and maintenance of relevant networks and equipment; (ii) consulting services for operation, business development, sales and planning, market research, data collection and analysis; (iii) training for management personnel; (iv) international developments and advanced technology regarding the cable business; (v) provide developed systems and financial support software; and (vi) provide other technology troubleshooting plans, related software and technical services. JYNT is paid a fee of 6% of the net profits of Hubei Chutian, which brings its effective economic interest in Hubei Chutian to 55%. The term of this technical services agreement is 30 years. JYNT and Hubei Chutian may mutually seek to extend this agreement upon the expiry of the current term, and we are not aware of any legal impediments that may affect the renewal of this agreement under current PRC laws. This agreement further provides that any non-breaching party may early terminate this agreement in the event that a breaching party has not made rectification 30 days after receipt of the breaching notice from the non-breaching party.

•	an exclusive services agreement, pursuant to which Hubei Chutian exclusively performs marketing, strategic consulting and technical support and services for Hubei SOE.

•
under PRC law, Hubei SOE must maintain ownership of the broadcasting licenses related to the assets that were contributed to Hubei Chutian for a 51% equity interest. As a result and pursuant to an exclusive services agreement, Hubei Chutian will provide the following services in operating the Hubei SOE contributed assets: (i) collecting all cash related to revenues generated including subscription fees, installation fees, and channel landing fees; (ii) the marketing, promotion and sales of digital TV set-top boxes; (iii) the building and maintenance of the cable TV network; (iv) the marketing, promotion and sales of businesses in relation to broadcast and television network broadband access; (v) the operation of businesses in relation to wireless network transmission and cable TV; (vi) various troubleshooting, software support and other technology services; (vii) developments, updates and upgrades in relation to the provider application software and user application software; (viii) training services for technology staff and technology consulting services in relation to the business; and (ix) other applicable technology services. As the license holder, Hubei SOE will collect all revenues from customers and, in turn, remit the cash flows, net of business taxes, to Hubei Chutian. Hubei Chutian will provide the necessary resources including employees and other costs necessary to operate the cable business. The term of the agreement is 30 years. Hubei SOE and Hubei Chutian may mutually seek to extend this agreement upon the expiry of the current term, and we are not aware of any legal impediments that may affect the renewal of this agreement under current PRC laws. This agreement further provides that Hubei SOE and Hubei Chutian may early terminate this agreement with the mutual written consent of the parties.

D.  Property, plant and equipment

Binzhou Broadcasting has 310 employees working in one headquarter facility and 5 operating subsidiary facilities located in Boxin, Huiming and Zoupin counties and in Binzhou city. Hubei Chutian has 3,248 employees working in one headquarter facility located in Wuhan city and 23 subsidiary facilities in Hubei Province. Our property, plant and equipment mainly include the following:

•	Fiber infrastructures: fiber cable laid underground or laid through poles across urban and suburban areas;

•	Electronic equipment: distribution amplifier, decoders, mixers and fiber substations, etc., which changes the fiber signal to electric signals that can be distributed to householders’ TV sets; and

•	Headend facilities: distributes Cable TV signals.

We plan to invest $30 million, through vendor financing and operating cash flows, in 2010 on upgrading the networks and on digital TV set-up-boxes (“STB”) and related electronic equipment to convert 300,000 existing subscribers to digital subscribers.

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

i)
all of the Class A preference shares and common shares of China Cablecom Ltd. were cancelled and each registered owner of outstanding preference shares and common shares of China Cablecom Ltd. automatically become the registered owner of one and 0.6842 shares of our ordinary shares, respectively.

ii)	all of the common shares of Jaguar were cancelled and each registered owner of outstanding common shares of Jaguar automatically become the registered owner of one share of our ordinary shares.
iii)	all the outstanding warrants were assumed by the Company and became exercisable for our ordinary shares at the original exercise price, US$ 5.00.

China Cablecom Ltd. is the 100% shareholder of Hong Kong Zhongyouxiantong Co., Ltd. (“HKZ”), incorporated in Hong Kong on May 22, 2007. HKZ owns 100% of Heze Cablecom Network Technology Co., Ltd ("HZNT") incorporated under the laws of the PRC on October 9, 2007. We are also the primary beneficiary of the following Variable Interest Entities (“VIE”) as defined under FASB ASC 810-10:

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

JYNT also enter into a technical service agreement with Hubei Chutian, JYNT provides marketing, strategic consulting and technical support and services for 11% of the net profits. Together with its 49% equity interest, JYNT effectively received 60% of economic benefits of Hubei Chutian.

On September 30, 2009 JYNT and Hubei SOE signed a supplement to the Framework which reduces the service fee from 11% to 6% of the net profits and the effective economic benefit received by JYNT to 55%.

A.	Results of operation

The following discussion of our results of operations is based upon our audited consolidated financial statements beginning on Page F-1 on this Annual Report.

Fiscal year ended 2009 compared to fiscal year ended 2008

Revenue

During the fiscal year ended  December 31, 2009, our revenue were $45.6 million, which is an increase of $22.2 million, or 95%, compare to the same period of 2008. The increase was largely attributable to a full year of consolidation of Hubei Chutian for 2009; the organic growth of paying subscribers and the increase of average ARPU resulted from the fast digitalization . As of December 31, 2009, the Company had more than 1.6 million paying subscribers, who pay on average $1.50 to $2.20 per month.

Cost of revenue

Cost of revenue for the year ended December 31, 2009 were $29.9 million, an increase of $16.5 million or 123%, from $13.4 million for the year ended December 31, 2008. The increase was also attributable to the full year consolidation of Hubei Chutian for 2009.

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

Gross Profit

As a percentage of net sales, the gross margin was 34% for the year ended December 31, 2009 compared to 43% for the year ended December 31, 2008.

The decrease in gross profit percentage is primarily due to the higher cost of revenue of Hubei Chutian which operates a cable network which covers larger rural areas than Binzhou Broadcasting.

Selling expenses.

Selling and marketing expenses are not significant because of the nature of cable TV in the PRC.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2009 were $22.6 million, an increase of $7.5 million from $15.1 million for the year ended December 31, 2008. General and administrative expenses consist primarily of amortization of intangible assets and deferred offering costs, and salary and welfare expenses in administrative functions such as human resources, finance and senior management. The increase was mainly due to increased general administration expenses of $6 million associated with full year of operations for Hubei Chutian.

Amortization expenses for the year ended December 31, 2009 were $3.4 million, including amortization of intangible assets of $2.8 million and amortization of deferred offering costs of $0.6 million. Intangible assets with a definite useful life are amortized using the straight line method over the estimated economic life of the intangible assets. For the subscriber base, the useful life is 10 years while the cable operating license is 20 years. Amortization of deferred offering costs for the year ended December 31, 2009 was approximately $0.6 million. The deferred offering costs are the costs directly attributed to the Company’s financing of anticipated business acquisition activities. Deferred offering costs related to the Company’s Bridge Financing and Convertible Notes has been fully amortized as a result of the Restructuring.

Interest income

Interest income for the year ended December 31, 2009 was $152,000, a decrease of $188,000 from $340,000 for the year ended December 31, 2008. The decrease in interest income is attributable to lower average cash balances and lower interest rate on savings.

Interest expenses

Interest expense for the year ended December 31, 2009 was $10 million, an increase of $1.3 million from $8.7 million for the year ended December 31, 2008.

The $10 million interest expense primarily comprised (1) interest and amortization of deferred financing costs on the promissory notes issued in connection with the bridge financing in the amount of $1.6 million; (2) interest and amortization of deferred financing costs on the convertible notes issued in May 2008 in the amount of $7.3 million; (3) interest on the secured notes and unsecured notes issued in October 2009 in the amount of $0.3 million; (4) interest and amortization of deferred financing costs on the New Notes issued in October 2009 in the amount of $0.5 million; and (5) $0.3 million interest on short-term borrowings incurred at Hubei Chutian.

Income tax expense

Income tax expense for the year ended December 31, 2009 was $572,000, an increase of $230,000, from $342,000 for the year ended December 31, 2008. The increase in income tax expense is primarily attributable to the first full year operation of Hubei Chutian.

Loss from operations before non-controlling interest

Loss from operations before non-controlling interest for the year ended December 31, 2009 was $56.2 million, an increase of $43 million, from $13.2 million for the year ended December 31, 2008.  China Cablecom suffered an one time loss on the debt extinguishment of $39.7M on the debt restructure completed in October 2009.

Noncontrolling (‘‘minority’’) interest in income

Noncontrolling (minority) interest in income for the year ended December 31, 2009 was $392,856, representing the 40% noncontrolling (minority) interest on Binzhou SOE’s share of the net income of Binzhou Broadcasting of $ 356,687 and the 45% noncontrolling (minority) interest on Hubei SOE’s share of the net income of Hubei Chutian of $36,169.

Liquidity and Capital Resources

As of December 31, 2009, the Company had cash and cash equivalents in the amount of $23.9 million, of which $21.2 million were Binzhou Broadcasting and Hubei Chutian’s working capital, which are sufficient for their operation.

As of December 31, 2009, the Company had cash and cash equivalents approximately $2.7 million available for investment and corporate overhead. As we discussed under the risk factor - We must make significant intercompany loans to Binzhou Broadcasting to preserve our consolidation of the operating results of Binzhou Broadcasting for financial reporting purposes, We are required to seek additional financing and to amend or modify the terms of our existing debts to meet the obligations of providing loan financial to Binzhou Broadcasting. The amount of the required financing is approximately $16 million.

As of December 31, 2009, we had following obligations:

●	$5.1 million unsecured notes with 5% annual interest rate. The repayment was scheduled in 8 installments to be paid every 6 months starting from October 15, 2012
●	$17 million secured notes with 5% annual interest rate. The repayment was scheduled in 7 installments to be paid every 6 months starting from October 15, 2012.
●	$19.1 million ($8.0M after discount) Senior Secured Notes with 12% annual interest rate. The repayment was scheduled in 6 installments to be paid every 6 months starting from April 15, 2013.
●	$25.3 million due to Binzhou SOE of which $6.6 million is repayable on demand and $18.7 million is to be paid over a 20-year period.
●	$66.6 million due to Hubei SOE of which $21 million is repayable on demand and $45.6 million does not have a fixed repayment date.

Capital expenditures

Capital expenditures, excluding the assets acquired under the assets transfer agreements with Binzhou SOE and Hubei SOE, for 2009 and 2008 were approximately $25 million and $10 million. The vast majority of these expenditures related to digital set-up boxes, underground fiber cable and related distribution equipment necessary to decode and send electric signals to household TV sets.

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

Tabular disclosure of contractual obligations

The following table summarizes our contractual commitments as of December 31, 2009 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

			Payments due by period
US$ Million	Total	Less than one year	1-3 years	3-5 years	More than 5 years

Long-term Debt Obligations	30.0	-	-	26.4	3.6

Capital (Finance) Lease Obligations	-	-	-	-	-

Operating Lease Obligations	-	-	-	-	-

Purchase Obligations	-	-	-	-	-

Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	91.9	27.6	-	-	64.3

Total	121.9	27.6	-	26.4	67.9

Recent Accounting Pronouncements

ASC 105.  In June 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, (“SFAS No. 168”) “— a replacement of FASB Statement No. 162.  SFAS No. 168 is the new source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This statement was incorporated into ASC 105, Generally Accepted Accounting Principles under the new FASB codification which became effective on July 1, 2009. The new Codification supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Company has included the references to the Codification, as appropriate, in these consolidated financial statements. Adoption of this statement did not have an impact on the Company’s consolidated results of operations, cash flows or financial condition.

ASC 805.  FASB Statement No. 141(R) Business Combinations was issued in December 2007. This statement was incorporated into ASC 805, Business Combinations, under the new FASB codification. ASC 805 requires that upon initially obtaining control, an acquirer should recognize 100% of the fair values of acquired assets, including goodwill and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. Additionally, contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration and transaction costs will be expensed as incurred. This statement also modifies the recognition for pre-acquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. This statement amends ASC 740-10, Income Taxes (“ASC 740”) to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. ASC 805 is effective for fiscal years beginning after December 15, 2008. The adoption of these provisions did not have an effect on the Company’s financial reporting.

ASC 805 Update.  In February 2009, the FASB issued SFAS No. 141R-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, which allows an exception to the recognition and fair value measurement principles of ASC 805. This exception requires that acquired contingencies be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the allocation period. This statement update was effective for the Company as of January 1, 2009 for all business combinations that close on or after January 1, 2009 and it did not have an impact on the Company’s consolidated results of operations, cash flows or financial condition.

ASC 810.  In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, which is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. SFAS No. 160 was incorporated into ASC 810, Consolidation (“ASC 810”) and requires companies to present minority interest separately within the equity section of the balance sheet. The Company adopted this statement as of January 1, 2009 and it did not have an impact on the Company’s consolidated results of operations, cash flows or financial condition.

ASC 810.  In June 2009, the FASB issued FASB Statement No. 167, Amendments to FASB Interpretation No. 46 (R) (“SFAS No. 167”), which amended the consolidation guidance for variable-interest entities. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. This Statement is effective for financial statements issued for fiscal years periods beginning after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company will adopt these provisions on January 1, 2010 and the adoption will not have an impact on the Company’s financial statements.

ASC 275 and ASC 350.  In April 2008, the FASB issued FASB Staff Position (“FSP”) No. 142-3, Determination of the Useful Lives of Intangible Assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of an intangible asset. Under the new codification this FSP was incorporated into two different ASC’s, ASC 275, Risks and Uncertainties (“ACS 275”) and ASC 350, Intangibles — Goodwill and Other (“ASC 350”). This interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. The Company adopted this FSP on January 1, 2009, and it did not have a material impact on the Company’s consolidated results of operations, cash flows or financial condition, and did not require additional disclosures related to existing intangible assets.

ASC 820.  On February 12, 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”), which delayed the effective date of SFAS No. 157 Fair Value Measurements, for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. Under the new codification the FSP was incorporated into ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). The Company adopted this ASC update on January 1, 2009 and it did not have a material impact on the Company’s consolidated results of operations, cash flows or financial condition, and did not require additional disclosures.

ASC 260.  In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”).  Under the new FASB codification this FSP was incorporated into ASC 260, Earnings Per Share (“ASC 260”). ASC 260 clarifies that unvested share-based payment awards that entitle holders to receive non-forfeitable dividends or dividend equivalents (whether paid or unpaid) are considered participating securities and should be included in the computation of earnings per share (“EPS”) pursuant to the two-class method. The Company does not currently have any share-based awards that would qualify as participating securities. Therefore, application of this FSP will not have an effect on the Company's financial reporting.

ASU 2009-05.  The FASB issued Accounting Standards Update (“ASU”) No. 2009-05 which provides additional guidance on how companies should measure liabilities at fair value and confirmed practices that have evolved when measuring fair value such as the use of quoted prices for a liability when traded as an asset. While reaffirming the existing definition of fair value, the ASU reintroduces the concept of entry value into the determination of fair value. Entry value is the amount an entity would receive to enter into an identical liability. Under the new guidance, the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer. The effective date of this ASU is the first reporting period (including interim periods) after August 26, 2009. Early application is permitted for financial statements for earlier periods that have not yet been issued. The adoption of these provisions did not have an effect on the Company’s financial reporting.

ASU 2010-06.  The FASB issued ASU No. 2010-06 which provides improvements to disclosure requirements related to fair value measurements. New disclosures are required for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for the interim and annual reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010 beginning with the first interim period. The adoption of these provisions did not have an effect on the Company’s financial reporting.

ASU 2010-09.  The FASB issued ASU No. 2010-09 which provides amendments to certain recognition and disclosure requirements. Previous guidance required that an entity that is an SEC filer be required to disclose the date through which subsequent events have been evaluated. This update amends the requirement of the date disclosure to alleviate potential conflicts between ASC 855-10 and the SEC’s requirements. The adoption of these provisions did not have an effect on the Company’s financial reporting.

In May 2008, the FASB issued ASC 470-20, Debt with Conversion and Other Options (ASC 470-20).  ASC 470-20 will be effective for financial statements issued for fiscal years beginning after December 15, 2008. The FSP includes guidance that convertible debt instruments that may be settled in cash upon conversion should be separated between the liability and equity components, with each component being accounted for in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest costs are recognized in subsequent periods.. Adoption of this statement did not have an impact on the Company’s consolidated results of operations, cash flows or financial condition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

Our board of directors and executive officers are as follows:

Name	Age	Position

Clive Ng	47	Executive Chairman

Pu Yue	37	Chief Executive Officer

Sikan Tong	37	Chief Financial Officer

Kerry Propper	34	Director

Su-Mei Thompson (1)	44	Director

Pierre Suhandinata (2)	41	Independent Director

Richard Eu	62	Independent Director

Shan Li	46	Independent Director

Emmanuel J. Olympitis	61	Independent Director

(1)           Ms. Thompson resigned from her position as a director of the Company on July 4, 2009.

(2)           Mr. Suhandinata resigned from his position as an independent director of Company on  September 22, 2009.

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

Su-Mei Thompon was a director of China Cablecom Holdings from December 2008 until July 2009. Ms. Thompson was a Senior Vice President of Strategic Business Development for Asia at Christie's Asia, Art and Auction Business from April 2007 to July 2008. From April 2003 to April 2007, Ms. Thompson served as the Managing Director of the Financial Times, Asia Pacific during which she oversaw the launch of the Financial Times Asian edition, and the Financial Times luxury title "How To Spend It" in Asia, and its Chinese language website, FTChinese.com. She was a member of the board of directors of the Financial Times Global Management and on the board of directors of Business Standard in India. Previously, she served as General Counsel and Senior Vice-President for Business Development and Corporate Development at Asiacontent.com, a NASDAQ-listed Asia joint venture partner for leading websites such as CNET.com and MTVi.com. She also served as Regional Director, Business and Legal Affairs, at Walt Disney Television Asia-Pacific from 1996 to 2000 where she was involved in negotiating and concluding joint venture and licensing arrangements for Disney TV in China and across the region. Prior to joining Disney, Ms. Thompson was a senior associate in corporate finance at Linklaters and served in the firm's London, Paris and Hong Kong offices. Ms. Thompson earned her undergraduate degree in law at Trinity College, Cambridge in 1987 and her Masters degree in law (BCL) at Christchurch College, Oxford in 1989. She also received her MBA from IMD, Switzerland in 2001.

Pierre Suhandinata was an Independent Director of the Company from May 2008 until September 2009. He currently serves as Chairman and Chief Executive Officer and Co-founder of ACCESS China Inc., a global provider of mobile content delivery and access technologies for information appliances. He has more than 15 years of successful investment and management experience in multinational companies across several countries. Prior to ACCESS, he worked several years as an engineer in Japan, and as a Management Consultant with The Boston Consulting Group in South-East Asia

Richard Eu has been our Independent Director since May 2008, Ltd. He is Group CEO of Eu Yang Sang International Ltd, an investment holding company that engages in the manufacture, distribution, and sale of Chinese herbs, Chinese proprietary medicines, and health foods. He Serves on the boards of the Hong Kong Singapore Business Association, Broadway Industrial Group Limited, Harry’s Holdings Ltd and Governing Council for the Singapore Institute of Management. He has Leadership and management expertise through his appointments at Haw Par Brothers International Ltd, Dataprep Group, Metro Holdings Ltd and Intervest Capital Management Pte Ltd, among many other companies.

Shan Li has been served as our independent director since October 2007. Mr. Li is a founding principal of San Shan Capital Partners, a Hong Kong-based private equity firm focusing on asset-based alternative investments in the Greater China region where he has been employed since November 2005. From April 2001 until October 2005, Dr. Li was the Chief Executive Officer of Bank of China International Holdings (“BOCI”). Prior to joining BOCI and from 1999, Dr. Li was the managing director and head of China investment banking at Lehman Brothers, from April 1998 to September 1999 he was the Deputy Head of the Investment Bank Preparation Committee at the China Development Bank. From November 1993 to April 1998, Dr. Li was the Executive Director of Investment Banking and Economic Research at Goldman Sachs and from April 1993 until October 1993, he was an Associate of Global Foreign exchange trading at Credit Suisse First Boston. Dr. Li is Vice Chairman of China Overseas-Educated Scholars Development Foundation and a regular commentator and author of various influential local and international mass media and publications on areas concerning China’s economic development policy. He is deputy head of the National Center of Economic Research and a member of the board of alumni at Tsinghua University in Beijing. Mr. Li holds a B.E. in management information systems from Tsinghua University, an M.A. in economics from University of California at Davis and a Ph.D. in economics from Massachusetts Institute of Technology.

Emmanuel J. Olympitis has been served as our independent director since October 2009.  Mr. Olympitis currently serves as Executive Chairman of Petrocapital Resources Plc., a UK-listed company with investments in the oil sector. He is also a non-executive Director of Canoel International Energy Ltd., a Toronto-listed exploration oil and gas company. From 1999 to 2004, Mr. Olympitis was formerly Executive Chairman of Pacific Media Plc., a London Stock Exchange listed retail, media, and e-commerce company focused on Asia. Previously, he held numerous executive positions including Group Chief Executive of Aitken Hume International Plc., a London Stock Exchange listed banking, insurance and fund management group. Subsequently, Mr. Olympitis was Executive Chairman and Managing Director of Johnson & Higgins Ltd., during which time the company won the Queens Award for Exports in 1994. Mr. Olympitis' background includes investment banking where he was appointed head of all Eurodollar syndicated loan activities for Bankers Trust International Limited in London. There he served as Executive Director where he managed international initiatives of several billion dollars into South America, Greece and Eastern Europe.More recently, he has held positions as a non-executive Director and member of Audit Committees on several UK-listed companies including Matica Plc., Secure Fortress Plc., Bulgarian Land Development Plc., Norman 95 Plc., and served as Chairman for Bella Media Plc.

There is no family relationship between any of our executive officers or directors.

B.  Compensation

Compensation of Directors and Executive Officers

In 2009, we granted stock options to purchase an aggregate of 160,000 ordinary shares to our non-executive directors under the 2007 Omnibus Securities and Incentive Plan.

All directors receive reimbursements from us for expenses which are necessary and reasonably incurred by them for providing services to us or in the performance of their duties.

Our directors who are also our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind in their capacity as our employees. Our directors do not receive any compensation in their capacity as directors in addition to their salaries and other remunerations as members of our management team. We pay their expenses related to attending board meetings and participating in board functions.

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of eight persons for the year ended December 31, 2009 was approximately RMB5,000,000. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

In addition, we granted options to purchase an aggregate of 2,516,666 ordinary shares in 2009 under the 2007 Omnibus Securities and Incentive Plan to our Executive Chairman, our Executive Director, and our Chief Executive Officer and our Chief Financial Officer, as set forth below:

	Individual Grants
Name	Ordinary Shares Underlying Options Granted	% of Options Granted to Employees in Fiscal Year (1)	Exercise Price (2)	Date of Grant	Date of Expiration

Clive Ng	833,334	29.7%	$2.34	October 9, 2009	October 9, 2019

Clive Ng	733,333	26.1%	$1.83	December 20, 2009	December 20, 2019

Kerry Propper	33,333	1.2%	$2.34	October 9, 2009	October 9, 2019

Kerry Propper	33,333	1.2%	$1.83	December 20, 2009	December 20, 2019

Pu Yue	333,333	11.9%	$2.34	October 9, 2009	October 9, 2019

Pu Yue	333,333	11.9%	$1.83	December 20, 2009	December 20, 2019

Sikan Tong	50,000	1.8%	$2.34	October 9, 2009	October 9, 2019

Sikan Tong	166,667	5.9%	$1.83	December 20, 2009	December 20, 2019
(1)	Based on a total of 2,810,000 options granted to our employees in 2009, including options granted to the executive officers.
(2)	The exercise price per share of options granted represented the fair market value of the underlying ordinary shares on the date the options were granted.

Employment Agreements

The following discussion summarizes the material terms of current employment agreements between us and our executive officers:

We have entered into an agreement with Clive Ng on the following terms:

•	Annual Salary – $500,000; minimum bonus of $250,000.

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

Name	Appointed on

Clive Ng	October 2006

Kerry Propper	October 2007

Shan Li	October 2007

Pierre Suhandinata (1)	May 2008

Richard Eu	May 2008

Su-Mei Thompson (2)	December 2008

Emmanuel J. Olympitis	October 2009

(1) Mr. Suhandinata resigned from his position as an independent director of the Company on September 22, 2009.

 (2) Ms. Thompson resigned from her position as a director of the Company on July 4, 2009.

Director Independence

The Board of Directors has determined that Emmanuel J. Olympitis, Richard Eu and Shan Li are independent under the Nasdaq Marketplace Rules, because they do not currently own a significant percentage of our ordinary shares, are not currently employed by us, have not been actively involved in the management of China Cablecom and do not fall into any of the enumerated categories of people who cannot be considered independent under the Nasdaq Marketplace Rules. We have an Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee. We have appointed independent directors to each of our committees.

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

Audit Committee

The Audit Committee was established on June 2, 2008. Our Audit Committee currently consists of Emmanuel J. Olympitis, Richard Eu and Shan Li, who are independent directors and are also “financially literate.” The Nasdaq rule defines “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. On September 22, 2009, Mr. Pierre Suhandinata resigned from his position as a member of the board of directors and as a result ceased to serve as a member of the Audit Committee. On October 2009, Mr. Emmanuel J. Olympitis was appointed  as a member of the board of directors and Audit Committee..

Audit Committee Financial Expert.  Emmanuel J. Olympitis has been qualified by the board as an “audit committee financial expert” within the meaning of all applicable rules. The Audit Committee is responsible for, among other things:

•	reviewing and approving all transactions with affiliates, related parties, directors and executive officers;

•	reviewing the procedures for the receipt and retention of, and the response to, complaints received regarding accounting, internal control or auditing matters; and

•	reviewing with management and the independent auditors, at least once annually.

Nominating Committee and Corporate Governance Committee

The Nominating and Corporate Governance Committee was established on June 2, 2008. Our Nominating and Corporate Governance Committee currently consists of Emmanuel J. Olympitis, Richard Eu and Shan Li. On September 22, 2009, Mr. Pierre Suhandinata resigned from his position as a member of the board of directors and as a result ceased to serve as a member of the Nominating and Corporate Governance Committee. On October 2009, Mr. Emmanuel J. Olympitis was appointed  as a member of the board of directors and Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for, among other things:

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

Compensation Committee

The Compensation Committee was established on June 2, 2008. Our Compensation Committee currently consists of Emmanuel J. Olympitis, Richard Eu and Shan Li. On September 22, 2009, Mr. Pierre Suhandinata resigned from his position as a member of the board of directors and as a result ceased to serve as a member of the Compensation Committee. On October 2009, Mr. Emmanuel J. Olympitis was appointed  as a member of the board of directors and Compensation Committee. The Committee is responsible for, among other things:

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

•
Mr. Ng agreed, subject to the terms of the settlement agreement, to transfer 130,000 of our ordinary shares and make certain transfers of shares of China Broadband to or for the benefit of certain securityholders of China Broadband.

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

D.  Employees

We had 3,566 and 3,568 employees as of December 31, 2008 and 2009, respectively. As of December 31, 2009, we had 3,568 employees, including 2,182 in customer service, 403 in maintenance and engineering and 983 in administration. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E.  Share Ownership

See Item 7.A below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

The following table sets forth information with respect to the beneficial ownership of the ordinary shares as of June 25, 2010 by each person who beneficially owns more than 5% of ordinary shares and each officer, each director and all officers and directors as a group.

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
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares
Clive Ng(2)	370,000	(3)	5.5%
Pu Yue(4)	—		-%
Sikan Tong	—		-%
Kerry Propper(5)	83,888	6)	1.2%
Pierr Suhandinata	—		-%
Shan Li(7)	—		-%
Richard Eu	—		-%
Emmanuel J. Olympitis	—		-%
Craig Samuels(8)	1,147,271		2.2%
JLF Offshore Fund, Ltd(9)	—		-%
JLF Partners I, L.P.(9)	—		-%
Globis Capital Partners, L.P.(10)	26,892		0.4%
Globis Capital Advisors., L.L.C.(10)	26,892		0.4%
Globis Overseas Fund, Ltd.(10)	22,937		0.3%
Globis Capital Management, L.P.(10)	49,829		0.7%
Globis Capital, L.L.C.(10)	49,829		0.7%
Paul Packer(10)	49,829		0.7%
Jack Silver(11)	208,793		3.1%
Sherleigh Associates Inc. Profit Sharing Plan(11)	—		-%
Spinner Global Technology Fund, Ltd.(12)	140,991		2.1%
Spinner Asset Management, LLC(12)	140,991		2.1%
Arthur C. Spinner(12)	140,991		2.1%
China Broadband, Inc. (13)	17,151		0.2%
Jeffrey Keswin(14)	46,301		0.7%
Lyrical Corp. I, LLC(14)	46,301		0.7%
Lyrical Partners, L.P.(14)	46,301		0.7%
All directors and executive officers as a group (eight individuals)	—		-%
Jayhawk Private Equity Fund, L.P. .(15)	259,824		3.8%
Jayhawk Private Equity Co-Invest Fund, L.P. .(15)	16,363		0.2%
Jayhawk Private Equity GP, L.P. .(15)	276,188		4.1%
Jayhawk Capital Management.(15)	276,188		4.1%
Jayhawk Private Equity Fund II, L.P. .(15)	279,150		4.1%
Jayhawk Private Equity GP II, L.P. .(15)	279,150		4.1%
Jayhawk Private Equity, LLC.(15)	279,150		4.1%
Kent C. McCarthy.(15)	555,338		8.3%
Platinum Partners Value Arbitrage Fund L.P. (16)	335,981		5.0%

(1)	Unless otherwise indicated, the business address of each of the individuals is Suite 4612, Tower 1, Plaza 66, No.1266 Nanjing West Road, 200040, People’s Republic of China.

(2)	The business address for Mr. Ng is 27 Union Square West, Suite 501-502, New York, NY 10003.

(3)
After giving effect to delivery of 130,000 ordinary shares by the shareholder pursuant to the terms of a settlement agreement. See “Settlement Agreement with China Broadband”. Excludes 378,889 ordinary shares which are subject to voting agreements China Cablecom Holdings and Mr. Ng entered into with certain shareholders who were issued shares of China Cablecom Holdings in connection with the Business Combination. Pursuant to the voting agreements, such shareholders agreed, for a period of three years following the Business Combination, to vote their shares in favor of the Board nominees presented at a meeting of stockholders. Mr. Ng. disclaims beneficial ownership of the shares held by such shareholders. Not include up to 2,506,667 shares that can be earned in connection with the grant of the Performance Shares.

(4)	The business address for Mr. Pu is Suite 4612, Tower 1, Plaza 66, No.1266 Nanjing West Road, 200040, People’s Republic of China.

(5)	The business address of Mr. Propper is Chardan Capital Markets, LLC, 17 State Street, Suite 2575, New York, New York 10004.

(6)	Includes 15,833 shares issuable upon exercise of warrants. Not include 66,667 shares that can be earned in connection with the grant of the Performance Shares.

(7)	The business address of Mr. Li is Two IFC, 8 Finance Street, Central, Hong Kong.

(8)
The business address of Mr. Samuels is 13990 Rancho Dorado Bend, San Diego, CA 92130. Include 300,000 shares issuable upon exercise of warrants. The information was derived from a Schedule 13D filed with the SEC on February 13, 2009.

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

(11)
The principal office and business address is c/o SIAR Capital LLC, 660 Madison Avenue, New York, NY 10021. Represents 422,186 shares issuable upon the exercise of outstanding warrants held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Mr. Silver is the trustee. This information was derived from a Schedule 13G filed on February 17, 2009.

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

(14)
The principal office and business address of Jeffrey Keswin, Lyrical Corp. I, LLC (“Lyrical Corp.”) and Lyrical Partners, L.P. (“Lyrical”) is 405 Park Avenue, 6th Floor, New York, NY 10022. Lyrical serves as principal investment manager to a number of investment funds with respect to which it has voting and dispositive authority over the shares.  Lyrical Corp. serves as the general partner of Lyrical.  As such, Lyrical Corp. may be deemed to control Lyrical and therefore may be deemed to be the beneficial owner of the shares.  Mr. Jeffrey Keswin is the Managing Partner of Lyrical Corp. and may be deemed to control Lyrical Corp. and be the beneficial owner of the shares. The information was derived from a Schedule 13G filed with the SEC on February 11, 2009.(15)The principal business address of Mr. McCarthy, JCM, JPEGP, JPEF, JPECF, JPE, JPEGPII, and JPEFII is 930 Tahoe Blvd., 802-281, Incline Village, NV, 89451.

(16)	The principal business address of Platinum Partners Value Arbitrage Fund L.P., is 152 West 57th Street, 4th floor, New York, NY 10019.

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

On June 26, 2008, we issued 106,666 shares of our ordinary shares to ClearMedia Limited, a company owned by our executive Chairman, Clive Ng, as finder’s fee in connection with the acquisition of Hubei Chutian.

We consummated a convertible debt financing in May 2008 with current and new investors involving the issuance of an aggregate of $43.175 million principal amount at maturity of secured convertible notes and approximately 1.525 million ordinary shares to assist in securing our acquisition of Hubei Broadcasting. Chardan Capital Markets, LLC, acted as lead placement agent in the convertible debt financing and was paid a broker fee of $1,400,000. Kerry Propper, a member of our board of directors, is the chief executive officer of Chardan Capital Markets, LLC.

In October 2009, we consummated a senior secured debt financing involving the issuance of an aggregate of $33 million secured notes and approximately 23 million preferred series B shares. Chardan Capital Markets, LLC, acted as lead placement agent in the convertible debt financing and was paid a broker fee of $1,494,000 along with 250,000 ordinary shares of the Company. Kerry Propper, a member of our board of directors, is the chief executive officer of Chardan Capital Markets, LLC.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

The Company’s consolidated financial statements are stated in U.S dollars and are prepared in accordance with US GAAP.

Audited Financial Statements

Our consolidated financial statements for the years ended December 31, 2009 and 2008 as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

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

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

Our ordinary shares, are quoted on the Nasdaq Capital Market under the symbol CABL.  The closing price for the securities on June 29, 2010, the most recent trading day practicable before the date of this Annual Report, was  $0.79.

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

The table below sets forth, for the calendar quarters indicated, the high and low bid prices for the securities as reported on the OTC Bulletin Board and Nasdaq Capital Market in U.S. dollars. These quotations reflect inter-dealer prices, without markup, markdown or commissions, and may not represent actual transactions.

On February 19, 2010, we announced that our Board of Directors authorized a one-for-three reverse share split of our ordinary shares effective March 2, 2010, at the open of trading.

On March 1, 2010, we announced that effective April 4, 2010, our units will be separated into its component securities, consisting of one share of common stock and two warrants. As a result, beginning April 4, 2010, the Units and Warrants ceased trading. The warrants expired on April 4, 2010 and the reverse stock split was applied to each ordinary share resulting from the expired unit.

	Common Stock/Ordinary Shares
	High	Low
	(US$)	(US$)

2007	22.20	16.05

First Quarter	16.71	16.05

Second Quarter	17.70	16.59

Third Quarter	18.00	16.89

Fourth Quarter	22.32	18.00

2008

First Quarter	22.35	19.29

Second Quarter	19.05	17.70

Third Quarter	21.00	6.51

Fourth Quarter	7.65	1.77

2009

First Quarter	2.61	0.45

Second Quarter	5.82	0.78

Third Quarter	4.14	1.14

Fourth Quarter	3.30	1.41

2010

First Quarter	2.37	1.40

Second Quarter (through June 23)	1.68	0.77

*The share prices from the Second Quarter of 2006 begin on the dates which our securities first commenced trading.

Holders of ordinary shares should obtain current market quotations for their securities. There can be no assurance that a trading market will develop for these securities.

Status of Outstanding Ordinary Shares.  As of June 25, 2010, we had a total of 6,688,919 ordinary shares issued and outstanding.

Holders.  As of June 25, 2010 there were, of record, 34 holders of ordinary shares. We believe the number of beneficial holders of each of these securities is significantly greater than the number of record holders.

B.  Plan of Distribution

Not Applicable.

C.  Markets

Our ordinary shares, are quoted on the Nasdaq Capital Market under the symbols CABL.

On March 1, 2010, we announced that effective April 4, 2010, our units (CABLU) will be separated into its component securities, consisting of one share of common stock (CABL) and two warrants. As a result, beginning April 4, 2010, the Units  (CABLU) and Warrants (CABLW) ceased trading. The warrants expired on April 4, 2010 and the reverse stock split was applied to each ordinary share resulting from the expired unit.

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

C.  Material Contracts

During the fiscal years ended December 31, 2009 and 2008, the Company has not entered into any material agreements which are not described elsewhere in this Annual Report except that:

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

Onshore Loan Agreements.  Dong Wanling and JYNT entered into two loan agreements respectively on June 10, 2008 and July 29, 2008 (“Onshore Loan Agreements“), whereby Dong Wanling agreed to extend two loans to JYNT which amount in aggregate to RMB 254,600,000. To date, we have received a payment of RMB244,000,000 in aggregate for both the Onshore Loan Agreement and the Offshore Loan Agreement. We will settle the Onshore Loan Agreement and the Offshore Loan Agreement once the payment under the Onshore Loan Agreement has been made in full.

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

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our units, ordinary shares and warrants, sometimes referred to as our securities, to holders of our securities. As used in this discussion, references to "we", "us" and "our" refer to China Cablecom Holdings, Ltd. Because the components of a unit are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to the holder of a unit (as the deemed owner of the underlying ordinary share and warrant components of the unit). The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our ordinary shares and warrants as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the Medicare contribution tax on certain unearned income or the alternative minimum tax. In addition, this discussion does not address or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our ordinary shares or warrants pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws, or except as discussed herein, any tax reporting obligations of a holder of our securities. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares or warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares or warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

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

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO US OR TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION AND THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders of Our Ordinary Shares and Warrants

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC”, rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our ordinary shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Such distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable regular long term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or in the event we are treated as a PRC “resident enterprise” under the EIT law, we are eligible for benefits of the income tax treaty between the United States and the PRC, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under recently published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Capital Market.  While our ordinary shares are currently listed and traded on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such taxes may be treated as foreign taxes eligible for a deduction from such holder's U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

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

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes apply to any gain from the disposition of our ordinary shares or warrants by a U.S. Holder, such taxes may be treated as foreign taxes eligible for a deduction from such holder's U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable deductions and limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of ordinary shares on the exercise of a warrant for cash. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. The terms of a warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant, in certain events. Such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the ordinary shares. See “—Taxation of Distributions Paid on Ordinary Shares,” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. If a warrant is exercised other than by the payment of the exercise price in cash, the tax treatment of such an exercise may vary from that described above. U.S. Holders should consult their own tax advisors regarding the tax treatment of such an exercise.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries in 2009, we do not anticipate that we will be treated as a PFIC in 2009. Notwithstanding the foregoing, our view that we will not be treated as a PFIC in 2009 is not free from doubt because of, among other things, the significant cash position and uncertainties relating to the actual values of the other assets of us and our subsidiaries in 2009. Our actual PFIC status for any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for 2009 or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our ordinary shares or a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

•
the amount allocated to the taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder's holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

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

If a U.S. Holder has elected the application of the QEF rules to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first tax year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares as a PFIC, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first tax year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

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

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of such lower-tier PFIC or will be able to cause the lower-tier  PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

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

Tax Consequences to Non-U.S. Holders of Our Ordinary Shares and Warrants

Dividends paid (or deemed paid) to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

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

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax at the same regular U.S. federal income tax  rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

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

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H.  Documents on display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at Suite 4612, Tower 1 Plaza 66, 1 Nanjing West Road, Shanghai, 200040, People’s Republic of China.

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

Not applicable

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.     CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2009. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2009 were effective and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.     [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Emmanuel J. Olympitis, is an independent financial expert serving on our audit committee.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2009 and 2008 by UHY Vocation HK CPA Limited, the Company’s principal accounting firm.

Accountant Fees and Services	2009	2008
Audit Fees	$324,300	$259,800
Audit Related Fees	20,000	348,200
	$344,300	$608,000

Audit Fees

The audit fees for the years ended December 31, 2009 and 2008, respectively, were paid for professional services rendered for the audits of our consolidated financial statements, quarterly reviews, consents, and assistance with review of documents filed with the SEC.

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

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1	China Cablecom Holdings Amended and Restated Memorandum of Association

1.2	China Cablecom Holdings Amended and Restated Articles of Association

2.1 (1)	Specimen Unit Certificate

2.2 (1)	Specimen Ordinary Share Certificate

2.3 (1)	Form of Unit Purchase Option

2.4 (1)	Form of Warrant

2.5 (2)	Form of Warrant Agreement

4.1 (1)	The China Cablecom Holdings 2007 Omnibus Securities and Incentive Plan

4.2 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and James S. Cassano

4.3 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Kerry Proper

4.4 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Jonathan Kalman

4.5 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Clive Ng

4.6 (1)	Incentive Share Agreement between China Cablecom Holdings and James S. Cassano

4.7 (1)	Incentive Share Agreement between China Cablecom Holdings and Kerry Proper

4.8 (1)	Incentive Share Agreement between China Cablecom Holdings and Jonathan Kalman

4.9 (1)	Form of Consulting Agreement between China Cablecom Holdings and China Cablecom Holdings Limited, a Cayman Islands limited company

4.10 (1)	Form of Employment Agreement between China Cablecom Holdings and Clive Ng

4.11 (1)	Promissory Note from China Cablecom to Jaguar in the initial principal amount of $475,000

4.12 (1)	Purchase Agreement, dated as of September 19, 2007, by and among China Cablecom Ltd. and the entities listed on the Schedule of Investors attached thereto as Schedule I

4.13 (1)	Form of First Closing Promissory Note

4.14 (1)	Registration Rights Agreement, dated September 19, 2007, by and among China Cablecom Ltd. and the entities listed on the Schedule A attached thereto

4.15 (1)	Share Pledge Agreement, dated as of September 19, 2007, by Clive Ng in favor of the persons and entities listed on the Schedule of Investors attached thereto as Schedule III

4.16 (2)	Form of Registration Rights Agreement among the Registrant and the Initial Stockholders

4.17(2)	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Stockholders

4.18 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Jonathan Kalman

4.19 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and C. Richard Corl

4.20 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and James S. Cassano

4.21 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and John J. Hoey

4.22 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and William J. Westervelt, Jr.

4.23 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and David W. Tralka

4.24 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Robert Moreyra

4.25 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Peter Collins

4.26 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Sapphire Canyon Investments LLC

4.27 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Corl LLC

4.28 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and JSC Group Holdings LLC

4.29 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and PA Holdings, LLC

4.30 (1)	Framework Agreement by and between Binzhou Broadcasting and Television Network Co., Ltd. and Jinan Youxiantong Network Technology Co., Ltd., August 2007

4.31 (1)	Asset Transfer Agreement by and between Binzhou Broadcasting and Television Network Co., Ltd. and Binzhou Broadcast and Television Information Network Co., Ltd., September 2007

4.32 (1)	Exclusive Service Agreement between Binzhou Broadcasting and Television Network Co., Ltd. and Binzhou Broadcast and Television Information Network Co., Ltd., September 2007

4.33 (1)	Technical Services Agreement between Binzhou Broadcast and Television Information and Network Co., Ltd. and Jinan Youxiantong Network Technology Co., Ltd., September 2007

4.34 (1)	Equity Option Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Liang Yue Jing, July 2007

4.35 (1)	Equity Option Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Pu Yue, July 2007

4.36 (1)	Equity Pledge Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Lian Yue Jing, July 2007

4.37 (1)	Equity Pledge Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Pu Yue, July 2007

4.38 (1)	Loan Agreement by and between China Cablecom Co. Ltd. (Hong Kong) and Liang Yue-Jing, June 2007

4.39 (1)	Loan Agreement by and between China Cablecom Co. Ltd. (Hong Kong) and Pu Yue, June 2007

4.40 (1)	Power of Attorney granted by Lian Yue Jing, July 16, 2007

4.41 (1)	Power of Attorney granted by Pue Yue, July 16, 2007

4.42 (1)	Trustee Arrangement Letter, by and between China Cablecom Co., Ltd. (Hong Kong) and Lian Yue Jing, June 30, 2007

4.43 (1)	Trustee Arrangement Letter, by and between China Cablecom Co., Ltd. (Hong Kong) and Pu Yue, June 30, 2007

4.44 (1)	Supplementary Agreement to the Framework Agreement, by and between Binzhou Broadcasting and Television Network, Co., Ltd. and Jinan Youxiantong Network Technology Co. Ltd., dated August 6, 2007

4.45 (3)
Settlement Agreement by and between China Broadband, Inc., China Broadband, Ltd., China Broadband, Inc., Stephen P. Cherner, Maxim Financial Corporation, Mark L. Baum, BCGU, LLC, Mark I. Lev, Wellfleet Partners, Inc., Pu Yue, Clive Ng, Chardan Capital Markets, LLC, Jaguar Acquisition Corporation and China Cablecom Holdings, Ltd. dated January 9, 2008

4.46 (1)	Form of Voting Agreement by and between Jaguar Acquisition Corporation, China Cablecom Holdings, Ltd., Certain Shareholders of Jaguar Acquisition Corporation and Clive Ng.

4.47 (1)	Form of Employment Agreement by and between China Cablecom Holdings, Ltd. and Pu Yue.

4.48 (4)	Unit Purchase Option Clarification Agreement dated as of January 30, 2008 by Jaguar Acquisition Corporation.

4.49 (4)	Warrant Clarification Agreement dated January 30, 2008 by and between Jaguar Acquisition Corporation and Continental Stock Transfer & Trust Company.

4.50 (5)	Offshore Loan Agreement between China Cablecom and Rich Dynamic Limited, dated June 10, 2008.

4.51 (6)	Offshore Loan Agreement between China Cablecom and Rich Dynamic Limited, dated July 29, 2008.

4.52 (7)	Onshore Loan Agreement between Dong Wanling and JYNT, dated June 10, 2008.

4.53 (8)	Onshore Loan Agreement between Dong Wanling and JYNT, dated June 10, 2008.

4.54	Supplement to Framework Agreement dated September 29, 2009

4.55	Form of Hubei Chutian Loan Agreement dated September 29, 2009

4.56	Subscription Agreement dated October 9, 2009

4.57	Form of New Note

4.58	New Notes Security Agreement

4.59	Senior Secured Subsidiary Guaranty

4.60	Collateral Agent Agreement

4.61	Intercreditor Agreement dated October 9, 2009

4.62	Warrant for Chardan Capital Markets LLC

4.63	Secured Notes Exchange and Waiver Agreement dated October 9, 2009

4.64	Form of New Junior Secured Notes

4.65	Junior Secured Security Agreement dated October 9, 2009

4.66	Junior Secured Subsidiary Guaranty dated October 9, 2009

4.67	Unsecured Notes Exchange and Waiver Agreement dated October 9, 2009

4.68	Form of New Unsecured Notes

4.69	Unsecured Notes Subsidiary Guaranty dated October 9, 2009

8.1 (9)	List of subsidiaries

11.1 (10)	China Cablecom Holdings Ltd. Code of Business Conduct and Ethics

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-4 (Registration No. 333-147038).

(2)	Incorporated by reference to Jaguar Acquisition Corp. Registration Statement on Form S-1 (Registration No. 333-127135).

(3)	Incorporated by reference to Exhibit No. 10.1 to the Current Report on Form 8-K filed with the SEC by China Broadband, Inc. on January 17, 2008.

(4)	Incorporated by reference to the Quarterly Report on Form 10-QSB filed with the SEC by Jaguar Acquisition Corp. on February 14, 2008.

(5)	Incorporated by reference to Exhibit No. 4.50 to the Annual Report on Form 20-F filed on July 15, 2009.

(6)	Incorporated by reference to Exhibit No. 4.51 to the Annual Report on Form 20-F filed on July 15, 2009.

(7)	Incorporated by reference to Exhibit No. 4.52 to the Annual Report on Form 20-F filed on July 15, 2009.

(8)	Incorporated by reference to Exhibit No. 4.53 to the Annual Report on Form 20-F filed on July 15, 2009.

(9)	Incorporated by reference to Exhibit No. 8.1 of the Annual Report on Form 20-F filed on July 15, 2009.

(10)	Incorporated by reference to Exhibit No. 11.1 of the Annual Report on Form 20-F filed on July 15, 2009.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CABLECOM HOLDINGS, LTD.

By:	/s/ Pu Yue	By:	/s/ Sikan Tong

Name: Pu Yue		Name: Sikan Tong
Title: Chief Executive Officer		Title: Chief Financial Officer
Date: June 30, 2010		Date: June 30, 2010

CHINA CABLECOM HOLDINGS, LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
China Cablecom Holdings, Ltd.

We have audited the accompanying consolidated balance sheets of China Cablecom Holdings, Ltd. (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficiency) and cash flows for the years then ended.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor are we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has incurred significant losses during 2009 and 2008, has a working capital deficit at December 31, 2009 and has relied on debt and equity financings to fund their operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY Vocation HK CPA Limited
UHY Vocation HK CPA Limited
Certified Public Accountants

Hong Kong, June 30, 2010
(THE PEOPLE'S REPUBLIC OF CHINA)

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
		(restated)
ASSETS
Current Assets:
Cash and cash equivalents	$23,938,460	$29,182,251
Accounts receivable	1,973,333	1,628,710
Prepaid expenses and advances	9,222,547	9,236,025
Inventories	6,033,914	3,744,745
Total Current Assets	41,168,254	43,791,731

Property, Plant & Equipment, net	89,329,880	79,877,186
Construction In Progress	3,967,552	1,036,667
Intangible assets, net	35,042,708	37,850,441
Goodwill	19,275,561	19,275,561
Other Assets:
Deferred financing costs, net	1,987,215	1,243,923
Total Assets	$190,771,170	$183,075,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Promissory note – net of discount	$-	$9,481,940
Accounts payable	17,504,073	8,872,144
Service performance obligation – deferred revenue	3,069,899	1,661,311
Other current liabilities	9,374,749	7,630,924
Note payable – noncontrolling interest	27,626,772	55,420,250
Total Current Liabilities	57,575,493	83,066,569
Long Term Liabilities:
Senior secured notes, net of discount	7,973,096	-
Secured notes, net of discount	17,062,563	-
Unsecured notes, net of discount	5,134,795	-
Convertible notes, net of discount	-	16,684,044
Note payable – noncontrolling interest, net of current portion	64,347,852	51,777,719
Total Liabilities	152,093,799	151,528,332

EQUITY
Series A convertible preferred shares, $.0005 par value; 70,000,000 authorized shares, 62,161,965 shares issued and outstanding (December 31, 2008 none issued)	31,081	-
Series B convertible preferred shares, $.0005 par value; 25,000,000 authorized shares, 23,158,080 shares issued and outstanding (December 31, 2008 none issued)	11,579	-
Ordinary shares, $.0015 par value; 51,666,667 authorized shares, 4,688,151 shares issued and outstanding (December 31, 2008 3,225,711shares issued)	7,033	4,839
Additional paid-in capital	109,452,870	45,526,562
Statutory reserves	141,582	131,501
Accumulated deficit	(73,111,896)	(16,532,864)
Accumulated other comprehensive income	595,396	613,064
Shareholders’ equity	37,127,645	29,743,102
Non-controlling interest	1,549,726	1,804,075

Total equity	38,677,371	31,547,177
Total liabilities and shareholders’ equity	$190,771,170	$183,075,509

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended	For the year ended
	December 31, 2009	December 31, 2008

Revenue	$45,563,281	$23,439,217
Cost of revenue	(29,867,222)	(13,436,959)
Gross profit	15,696,059	10,002,258
Operating expenses
General and administrative expenses	(22,652,668)	(15,125,517)
Total operating expenses	(22,652,668)	(15,125,517)
Loss from operations	(6,956,609)	(5,123,259)

Other income / (expenses)
Interest income	151,993	340,102
Interest expense	(9,982,012)	(8,741,899)
Loss on debt extinguishment	(39,663,466)	-
Other income	845,980	680,574
Total other expenses	(48,647,506)	(7,721,223)
Loss before income taxes and non-controlling interest	(55,604,114)	(12,844,482)

Income taxes	(571,981)	(341,748)

Net loss, net of tax	(56,176,095)	(13,186,230)

Less: Net profit attributable to non-controlling interest	392,856	986,619
Net loss attributable to China Cablecom Holdings, Ltd.	$(56,568,951)	$(14,172,849)

Loss per ordinary share:
- Basic and fully diluted	$(16.68)	$(5.73)
Weighted average number of shares
- Basic and fully diluted	3,391,924	2,472,504

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the year ended	For the year ended
	December 31, 2009	December 31, 2008

Net loss	$(55,176,095)	$(13,186,230)
Other comprehensive (loss) / income, net of tax:
Foreign currency translation adjustment	(29,791)	295,477
Total other comprehensive (loss) / income, net of tax	(29,791)	295,477

Comprehensive loss	(55,205,886)	(12,890,753)
Less: Comprehensive income attributable to the non-controlling interests	380,733	943,450
Comprehensive loss attributable to China Cablecom Holdings, Ltd.	$(55,586,619)	$(13,834,203)

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
For the years ended December 31, 2009 and 2008
	Preferred Shares		Series A Preferred Shares		Series B Preferred Shares		Ordinary shares		Additional Paid-in		Accumulated	Accumulated Other Comprehensive	Shareholders	Non- controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income	Equity	Interest	Equity

Balance as December 31, 2007	766,680	$383	-	$-	-	$-	633,334	$950	$3,575,737	$46,269	$(2,274,783)	$274,418	$1,622,974	$101,123	$1,724,097

Recapitalization – reverse merger	(766,680)	(383)	-	-	-	-	1,961,012	2,941	22,131,052	-	-	-	22,133,610	-	22,133,610

Minority Share of Capital	-	-	-	-	-	-	-	-	-	-	-	-	-	744,871	744,871

Share of Minority Interest – Loan Elimination	-	-	-	-	-	-	-	-	-	-	-	-	-	14,631	14,631

Allocation of proceeds from issuance of convertible notes – incentive shares	-	-	-	-	-	-	508,331	763	9,079,667	-	-	-	9,080,430	-	9,080,430

Warrants exercised	-	-	-	-	-	-	16,367	25	245,475	-	-	-	245,500	-	245,500

Issuance of ordinary shares as finder’s fee	-	-	-	-	-	-	106,667	160	1,951,840	-	-	-	1,952,000	-	1,952,000

Allocation of proceeds from issuance of convertible notes – beneficial conversion feature	-	-	-	-	-	-	-	-	8,542,791	-	-	-	8,542,791	-	8,542,791

Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	-	-	338,646	338,646	(43,169)	295,477

Transfer from retained earnings to statutory reserve	-	-	-	-	-	-	-	-	-	85,232	(85,232)	-	-	-	-

Net loss for 2008	-	-	-	-	-	-	-	-	-	-	(14,172,849)	-	(14,172,849)	986,619	(13,186,230)

Balance as December 31, 2008	-	$-	-	$-	-	$-	3,225,711	$4,839	$45,526,562	$131,501	$(16,532,864)	$613,064	$29,743,102	$1,804,075	$31,547,177

Issuance of Preferred Shares related to debt restructure	-	-	65,799,285	32,900	-	-	-	-	51,290,543	-	-	-	51,323,443	-	51,323,443

Issuance of Preferred Shares related to issue of Senior Secured notes, net of issuance costs	-	-	-	-	23,158,080	11,579	-	-	10,530,960	-	-	-	10,542,539	-	10,542,539

Share issued as payment for broker fee	-	-	-	-	-	-	250,000	375	584,625	-	-	-	585,000	-	585,000

Conversion of Series A Preferred Shares	-	-	(3,637,320)	(1,819)	-	-	1,212,440	1,819	1,302,642	-	-	-	1,302,642	-	1,302,642

Stock option compensation expenses	-	-	-	-	-	-	-	-	217,538	-	-	-	217,538	-	217,538

Transfer from retained earnings to statutory reserve	-	-	-	-	-	-	-	-	-	10,081	(10,081)	-	-	-	-

Net loss for 2009	-	-	-	-	-	-	-	-	-	-	(56,568,951)	-	(56,568,951)	392,856	(56,176,095)

Dividend paid for 2008	-	-	-	-	-	-	-	-	-	-	-	-	-	(635,082)	(635,082)

Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	-	-	(17,668)	(17,668)	(12,123)	(29,791)

Balance at December 31, 2009	-	$-	62,161,965	$31,081	23,158,080	$11,579	4,688,151	$7,033	$109,452,870	$141,582	$(73,111,896)	$595,396	$37,127,645	$1,549,726	$38,677,371

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended
	December 31, 2009	December 31, 2008
Cash Flows From Operating Activities:
Net loss, net of tax	$(56,176,095)	$(13,186,230)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	15,417,101	8,213,143
Loss on disposal of property, plant and equipment	776,618	-
Amortization of intangible assets	2,807,733	2,152,882
Stock compensation expenses	217,538	-
Loss on debt restructuring	39,663,466	-
Amortization of deferred financing costs	636,299	1,209,775
Interest expenses - Interest for Senior secured notes, Secured and Unsecured notes	777,036	-
Interest expenses - Amortization of note payable discount	1,644,124	2,382,632
Interest expenses - Amortization of convertible note discount	7,310,878	4,910,547
Changes in operating assets and liabilities:
Accounts receivable	(344,623)	(1,628,710)
Inventories	(2,289,169)	(2,978,625)
Prepaid expenses and advances	13,478	(8,567,507)
Accounts payable	8,631,929	6,411,301
Service performance obligation-deferred revenue	1,408,588	1,550,566
Other current liabilities	2,199,029	6,252,789
Net cash provided by operating activities	22,693,930	6,722,563

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(13,609,695)	(34,202,234)
Additions of construction in progress	(14,942,390)	-
Sales proceeds of property, plant and equipment	91,596	-
Payment received on note receivable – related party	-	475,000
Net cash used in investing activities	(28,460,489)	(33,727,234)

Cash Flows From Financing Activities:
Issuance cost of senior secured notes	(545,990)	-
Financing cost incurred	(2,066,215)	-
Proceeds from issuance of senior secured notes	33,000,000	-
Early redemption of senior secured notes	(13,860,000)	-
Proceeds from reverse merger with Jaguar, net	-	23,105,232
Proceeds from issuance of convertible notes	-	19,050,610
Proceeds from issuance of ordinary shares	-	9,325,930
Repayment of notes payable	-	(9,996,160)
Contribution from noncontrolling interests	-	759,502
Dividend paid to noncontrolling interests	(635,082)	-
Note payable payments to noncontrolling interests	(15,223,345)	-
Net cash provided by financing activities	669,368	42,245,114
Effect of exchange rate changes on cash	(146,600)	1,303,234
Net (decrease)/increase in cash	(5,243,791)	16,543,677
Cash at the beginning of the period	29,182,251	12,638,574
Cash at the end of the period	$23,938,460	$29,182,251

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended
	December 31, 2009	December 31, 2008
Supplemental cash flow information:
Interest paid	$48,070	$1,146,836
Income taxes paid	$60,403	$12,316
Value assigned to shares issued as payment for broker fee	$585,000	$-

Non-cash financing activities related to restructuring of debt (Note 2):
Cancellation of promissory note and interest	$11,851,678	$-
Cancellation of convertible note and interest	$23,308,298	$-
Issuance of secured notes	$18,000,000	$-
Issuance of unsecured notes	$5,500,000	$-
Issuance of Series A Convertible Preferred Shares	$51,323,443	$-
Non-cash financing activities related to private financings (Note 2):
Issuance of Series B Convertible Preferred Shares	$15,045,953	$-
Reduction of Notes as the result of conversion of Preferred Series A to Ordinary Shares	$1,302,642	$-

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

Prior to the merger with the Company, Jaguar issued 4,950,000 units (“Units”), each representing one ordinary share and two warrants.

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

iii)	all of the outstanding warrants were assumed by the Company and became exercisable for the Company’s current shares at the original exercise price, US$ 5.00 per share.

For financial reporting purposes, this merger transaction was recorded as a recapitalization of China Cablecom Ltd. whereby China Cablecom Ltd. is deemed to be the continuing, surviving entity for accounting purpose, but through reorganization, has deemed to have adopted the capital structure of the Company.

The Company is the 100% shareholder of China Cablecom Company Limited (“HK Cablecom”) incorporated in Hong Kong on May 22, 2007. HK Cablecom owns 100% of Heze Cablecom Network Technology Co., Ltd ("HZNT") incorporated under the laws of the People’s Republic of China (“PRC”) on October 9, 2007.

The Company is also the primary beneficiary of the following Variable Interest Entities (“VIE”) as defined under FASB ASC 810-10:

•	Jinan Youxiantong Network Technology Co. Ltd ("JYNT") incorporated under the laws of the PRC on July 16, 2007.

•	Binzhou Broadcasting and Television Information Network Co., Ltd. (“Binzhou Broadcasting”) incorporated under the laws of the PRC on September 10, 2007.

•	Hubei Chutian Video Communication Network Co., Ltd. (“Hubei Chutian”) incorporated under the laws of the PRC on May 15, 2008.

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

The contractual arrangements between JYNT and Binzhou Broadcasting have an initial term of 20 years. The parties may mutually seek to extend these agreements upon the expiration of the current term. China Cablecom is not aware of any legal impediments that may affect the renewal of these agreements under current PRC laws. In order for China Cablecom to continue to derive the economic benefits from its joint venture interest in the operation of Binzhou Broadcasting, it must renew these contractual agreements.

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

On October 1, 2009, the Company, through JYNT, revised the Hubei Framework Agreement and the terms of technical service agreement with Hubei SOE.  JYNT changed the service charge for providing marketing, strategic consulting and technical support and service from 11% to 6% of the net profits of Hubei Chutian. Together with its original 49% equity interest, JYNT, after the revision, effectively receives 55% of economic benefits (previously 60%) of Hubei Chutian which applies retrospectively from July 1, 2008. The change in percentage of economic benefits would affect the net profit and net asset value shared by non-controlling interest (Hubei SOE) in Hubei Chutian, which were increased by $18,919 respectively. In addition, the increase in share of Hubei Chutian by Hubei SOE will be reflected by the increase of note payable to non-controlling interest – long-term portion of $5,047,845 while the decrease in share of Hubei Chutian by JYNT will be reflected by the decrease of note payable to non-controlling interest – short-term portion of the same amount. As the agreement was changed in 2009, all adjustments are recorded for the year ended December 31, 2009.

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

The term of this technical services agreement is 30 years. JYNT and Hubei Chutian may mutually seek to extend this agreement upon the expiry of the current term, China Cablecom is not aware of any legal impediments that may affect the renewal of this agreement under current PRC laws. In order for China Cablecom to continue to derive the economic benefits from its joint venture interest in the operation of Binzhou Broadcasting, it must renew these contractual agreements.

Basis of Presentation
The consolidated financial statements, prepared in accordance with U.S. GAAP, include the financial statements of China Cablecom Holdings, Ltd., and its wholly owned or controlled subsidiaries and its consolidated variable interest entities as listed above. A consolidated variable interest entity is a variable interest entity of which the Company is the primary beneficiary under FASB ASC 810-10. All significant inter-company transactions and balances between the Company, its subsidiaries and VIEs are eliminated upon consolidation. The Company has included the results of operations of its subsidiaries and consolidated variable interest entities from the dates of acquisition.

The Company, its subsidiaries and VIEs referenced above are hereinafter collectively referred to as the “Company”.

The Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Basis of Presentation (Continued)
The ASC is an aggregation of previously issued authoritative U.S. generally accepted accounting principles (GAAP) in one comprehensive set of guidance organized by subject area.

In accordance with the ASC, references to previously issued accounting standards have been replaced by ASC references.  Subsequent revisions to GAAP will be incorporated into the ASC through Accounting Standards Updates (ASU).

Reverse Stock Split
Unless otherwise noted, all capital values, shares, and per share amounts in the consolidated financial statements have been retroactively restated for the effects of the Company’s reverse split of its issued and outstanding ordinary stock at a rate of 1-for-3 which became effective on March 1, 2010. Par value is now $0.0015 per share. These changes also reverse split the authorized shares. This action was approved by stockholders on March 1, 2010.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  Debt Restructure and Private Financings, October 2009

Debt Restructure
Due to the default in payment of both principal and interest of promissory notes in April 2009, the Company negotiated with the promissory note holders and convertible note holders and completed the debt restructure in October 2009.

In connection with the debt restructure, the Company entered into a waiver agreement with the consent from all the promissory note holders on October 9, 2009. The Company issued $5.5 million in Unsecured Notes due October 8, 2015 bearing a fixed interest rate of 5% per annum along with 15,397,204 shares of Series A Convertible Preferred Shares to the note holders in settlement of their current debt and accrued interest obligations. The debt restructure reduced the overall principal amount of its long-term debt obligations and eliminated cash interest obligations on the new debt securities issued. Under the debt restructure, the difference between carrying amount of the notes payable and the fair value of the equity instruments issued together with the new Notes issued are accounted for as debt extinguishments resulting in a loss of $5,658,140, which was recognized in the Statement of Operations for the year ended December 31, 2009.

In addition, the Company also entered into a waiver agreement with the consent from all the convertible note holders on October 9, 2009. The Company issued $18 million in Secured Notes due October 8, 2016 bearing fixed interest rate of 5% per annum along with 50,402,082 shares of Series A Convertible Preferred Shares to the note holders in settlement of their current debt and accrued interest obligations. The debt restructure reduced the overall principal amount of its long-term debt obligations and eliminated cash interest obligations on the new debt securities issued. Under the debt restructure, the difference between carrying amount of convertible notes and the fair value of the equity instruments issued together with the new Notes issued are accounted for as debt extinguishments resulting in a loss of $34,005,326, which was recognized in the Statement of Operations for the year ended December 31, 2009.

Each Series A Convertible Preferred Share may be converted, at the option of the share holder, into one ordinary share, which represents approximately 66.2% of the Company's ordinary shares outstanding after the closing of the debt restructuring and a concurrent offering of new senior secured notes described below.

The debt restructure strengthens the Company's balance sheet by reducing the overall principal amount of its long-term debt obligations and eliminating cash interest obligations on the new debt securities issued.

Private Financings
On October 2009, the Company also completed a private placement of $33 Million in aggregate principal amount of 12% Senior Secured Notes (the “New Notes”) due October 2015. The holders of New Notes have been issued 23,158,080 Series B Convertible Preferred Shares. Each Series B Convertible Preferred Share may be converted, at the option of the share holder, into one ordinary share, which representing approximately 23.3% of the Company's total outstanding shares after a concurrent debt-for-equity restructuring of its outstanding debt obligations.

The Net proceeds from the private financing will be used to satisfy the Company's remaining obligations to the Hubei SOE under its supplementary framework agreement.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  Summary of Significant Accounting Policies

Consolidation of Variable Interest Entities
VIEs are entities that lack one or more voting interest entity characteristics. The Company consolidates VIEs in which it is the primary beneficiary of its economic gains or losses. The FASB has issued FASB ASC 810-10, Consolidation of Variable Interest Entities, regarding certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. It separates entities into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation. FASB ASC 810-10 clarifies how to identify a variable interest entity and how to determine when a business enterprise should include the assets, liabilities, noncontrolling (“minority”) interests and results of activities of a variable interest entity in its consolidated financial statements.

In accordance with FASB ASC 810-10, China Cablecom has evaluated its economic relationships with Hubei Chutian, Binzhou Broadcasting and has determined that it is required to consolidate Hubei Chutian and Binzhou Broadcasting. Therefore Binzhou Broadcasting and Hubei Chutian are considered to be a VIE, as defined by FASB ASC 810-10, of which China Cablecom is the primary beneficiary.  China Cablecom, as mentioned above, absorbs a majority of the economic risks and rewards of all of these VIEs that are being consolidated in the accompanying financial statements.

Going Concern and Management’s Plans
The accompanying financial statements are presented on a going concern basis.  At December 31, 2009, the Company had a working capital deficit of approximately $16.4 million.  The Company generated a net loss of approximately $56.1 million and $13.1 million during the years ended December 31, 2009 and 2008, respectively.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company's independent registered public accounting firm's report on the financial statements as of and for the year ended December 31, 2009, contained an explanatory paragraph regarding the Company's ability to continue as a going concern.

Management plans to continue its efforts to raise additional funds through debt or equity offerings.  While the Company continues to evaluate what type of offering the Company may use for future fund raising, there is no guarantee that the Company will be able to raise any capital through any type of offering.

Cash and Cash Equivalents
Cash and cash equivalents include all cash and deposits in banks.  As of December 31, 2009, over 95% of total cash and cash equivalents were denominated in Renminbi (“RMB”) with its deposits placed with banks in the PRC.  This cash is not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government.  The remaining balance of cash and cash equivalents were denominated in US dollars and in deposits with reputable financial institutions in the United States.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  Summary of Significant Accounting Policies (Continued)

Deferred Financing Costs
Deferred financing costs represent costs directly attributable to the Company’s financing of anticipated business acquisition activities. Deferred financing costs related to the Company’s Bridge Financing and Convertible Notes are being fully amortized due to debt restructure during the year ended December 31, 2009. Deferred financing costs related to the Company’s Senior Secured Note are being amortized over the life of the notes payable of 6 years.

Amortization for the year ended December 31, 2009 and 2008 was $636,299 and $1,209,755, respectively.  Indirect costs of financing activities are expensed as incurred.

Inventories
Inventories consist of set-top boxes, cable, parts and accessories. Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method.

Inventories include maintenance materials, such as spare parts, fiber cable and connection device. Inventory items are removed when they are consumed in construction relating to maintaining or repairing the current cable distribution network.

Fair value of financial instruments
The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

Valuation of Long-lived Assets
The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review.  The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is less than its carrying value. In that event, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.  Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose.

Accounts Receivable
Accounts receivable is recorded at the invoiced amount after deduction of trade discounts, and allowance, if any.

Off-balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements as of December 31, 2009 and 2008.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment
Property, plant and equipment is stated at cost less accumulated depreciation and impairment, if any. In accordance with FASB ASC 922, Financial Reporting by Cable Television Companies, the Company capitalizes costs associated with the construction of new cable transmission and distribution facilities and the installation of new cable services. Capitalized construction and installation costs include materials, labor and applicable overhead costs. Installation activities that are capitalized include (i) the initial connection (or drop) from our cable system to a customer location, (ii) the replacement of a drop, and (iii) the installation of equipment for additional services, such as digital cable, telephone or broadband Internet service. The costs of other customer-facing activities such as reconnecting customer locations where a drop already exists, disconnecting customer locations and repairing or maintaining drops, are expensed as incurred. Interest capitalized with respect to construction activities was not material during any of the periods presented in the accompanying financial statements.

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

Pursuant to FASB ASC 410, Accounting for Asset Retirement Obligations, as interpreted by FASB ASC 410, the Company recognizes a liability for asset retirement obligations in the period in which it is incurred if sufficient information is available to make a reasonable estimate of fair values.

Asset retirement obligations may arise from rights of way that the Company obtained from local municipalities or other relevant authorities. Under certain circumstances, the authorities may cause the Company to remove our network; such as if the Company discontinued using the equipment or the authority does not renew our access rights. The Company expects to maintain our rights of way for the foreseeable future as these rights are necessary to remain a going concern. In addition, the authorities have the incentive to indefinitely renew our rights of way and in our past experience, renewals have always been granted. The Company also has obligations in lease agreements to restore the property to its original condition or remove our property at the end of the lease term. Sufficient information is not available to estimate the fair value of our asset retirement obligations in certain of our lease arrangements. This is the case in long-term lease arrangements in which the underlying leased property is integral to our operations.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment (Continued)
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

As of December 31, 2009 and 2008, the Company did not have any asset retirement obligations.

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

Comprehensive Income
The Company has adopted FASB ASC 220, “Comprehensive Income”. This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statements of Income and the Consolidated Statements of Equity.

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

The financial statements include some amounts that are based on management’s best estimates and judgments. The most significant estimates relate to useful lives for depreciation and amortization, deferred tax provisions and valuation allowances, purchase price allocations, contingencies. These estimates may be adjusted as more current information becomes available to the Company and any adjustment could be significant to the accompanying financial statements.

Stock-Based Compensation
The Company awards stock options and other equity-based instruments to its employees and directors (collectively “share-based payments”).  Compensation cost related to such awards is measured based on the fair value of the instrument on the grant date and is recognized on a straight-line basis over the requisite service period, which generally equals the vesting period.  All of the Company’s stock-based compensation is based on grants of equity instruments and no liability awards have been granted.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  Summary of Significant Accounting Policies (Continued)

Revenue Recognition
The Company recognizes revenue based on the following:

Cable Network Revenue –The Company recognizes revenue from the basic analog and digital cable subscription services (including installation), referred to as subscription services, over our cable network to customers in the period the related services are provided. Subscription services are offered for basic video service (over 90% of the total revenue), extended basic video service, digital video service, and pay TV service. All revenue is collected for the calendar year in advance, with the amount collected depending on when the sale is made during the year. The balance sheet caption service performance obligation-deferred revenue for cable network revenue represents amounts received in advance of the service period.

Installation revenue – Installation revenue, including reconnect fees, related to these services over our cable network is recognized as revenue in the period in which the installation services are completed. Costs related to connections and reconnections are recognized in the consolidated statement of operations as incurred.

Fiber cable rental income – Fiber cable rental income represents the income received from customers for use of the Company’s fiber cable network and is recognized as revenue on a pro-rata basis over the contracted service period.

In accordance with FASB ASC 605, “Revenue Arrangements with Multiple Deliverables”, when more than one element such as equipment, installation and other services are contained in a single arrangement, the Company allocates revenue between the elements based on acceptable fair value allocation methodologies, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a stand alone basis and there is objective and reliable evidence of the fair value of the undelivered items. The fair value of the undelivered elements is determined by the price charged when the element is sold separately, or in cases when the item is not sold separately, by using other acceptable objective evidence. Management applies judgment to ensure appropriate application of FASB ASC 605, including the determination of fair value for multiple deliverables, determination of whether undelivered elements are essential to the functionality of delivered elements, and timing of revenue recognition, among others. For those arrangements where the deliverables do not qualify as a separate unit of accounting, revenue from all deliverables are treated as one accounting unit and recognized rateably over the term of the arrangement.

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

Basic Income/Loss Per Ordinary Share
The computation of income/loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with FASB ASC 260, “Earnings Per Share”. At December 31, 2009 and 2008, due to net losses the Company’s share equivalents were anti-dilutive and excluded in the loss per share computations.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  Summary of Significant Accounting Policies (Continued)

Income Taxes
The Company accounts for income taxes under FASB ASC 740 “Income Taxes.”  Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

The Company follows FASB ASC740 “Income Taxes,” which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. The standard also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

Foreign Currency Translation
China Cablecom Holdings, Ltd.’s functional currency is the US dollar. The Company’s subsidiaries and VIEs determine their functional currencies based on the criteria of FASB ASC 830 Foreign Currency Translation and have determined their functional currency to be their respective local currency. The Company uses the average exchange rate for the period and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Any translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of income.

Translation of amounts from RMB into United States dollars (“US$”) has been made at the following exchange rates for the respective periods:

December 31, 2009
Balance sheet	RMB6.8282 to US$1.00
Statement of operations and comprehensive loss	RMB6.8314 to US$1.00

December 31, 2008
Balance sheet	RMB6.8346 to US$1.00
Statement of operations and comprehensive loss	RMB7.0744 to US$1.00

Non-controlling interest in consolidated financial statements
FASB ASC 810 requires us to classify noncontrolling interests in a subsidiary as part of consolidated net income and to include the accumulated amount of noncontrolling interests as part of total equity. The calculation of earnings per share continues to be based on income amounts attributable only to shareholders.  Similarly, in our presentation of total equity, we distinguish between equity amounts attributable to shareholders and amounts attributable to the noncontrolling interests (previously classified as minority interest outside of shareholders’ equity).

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  Recent Changes in Accounting Standards

ASC 105.  In June 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, (“SFAS No. 168”) “— a replacement of FASB Statement No. 162.  SFAS No. 168 is the new source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This statement was incorporated into ASC 105, Generally Accepted Accounting Principles under the new FASB codification which became effective on July 1, 2009. The new Codification supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Company has included the references to the Codification, as appropriate, in these consolidated financial statements. Adoption of this statement did not have an impact on the Company’s consolidated results of operations, cash flows or financial condition.

ASC 805.  FASB Statement No. 141(R) Business Combinations was issued in December 2007. This statement was incorporated into ASC 805, Business Combinations, under the new FASB codification. ASC 805 requires that upon initially obtaining control, an acquirer should recognize 100% of the fair values of acquired assets, including goodwill and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. Additionally, contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration and transaction costs will be expensed as incurred. This statement also modifies the recognition for pre-acquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. This statement amends ASC 740-10, Income Taxes (“ASC 740”) to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. ASC 805 is effective for fiscal years beginning after December 15, 2008. The adoption of these provisions did not have an effect on the Company’s financial reporting.

ASC 805 Update.  In February 2009, the FASB issued SFAS No. 141R-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, which allows an exception to the recognition and fair value measurement principles of ASC 805. This exception requires that acquired contingencies be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the allocation period. This statement update was effective for the Company as of January 1, 2009 for all business combinations that close on or after January 1, 2009 and it did not have an impact on the Company’s consolidated results of operations, cash flows or financial condition.

ASC 810.  In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, which is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. SFAS No. 160 was incorporated into ASC 810, Consolidation (“ASC 810”) and requires companies to present minority interest separately within the equity section of the balance sheet. The Company adopted this statement as of January 1, 2009 and it did not have an impact on the Company’s consolidated results of operations, cash flows or financial condition.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  Recent Changes in Accounting Standards (Continued)

ASC 810.  In June 2009, the FASB issued FASB Statement No. 167, Amendments to FASB Interpretation No. 46 (R) (“SFAS No. 167”), which amended the consolidation guidance for variable-interest entities. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. This Statement is effective for financial statements issued for fiscal years periods beginning after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company will adopt these provisions on January 1, 2010 and the adoption will not have an impact on the Company’s financial statements.

ASC 275 and ASC 350.  In April 2008, the FASB issued FASB Staff Position (“FSP”) No. 142-3, Determination of the Useful Lives of Intangible Assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of an intangible asset. Under the new codification this FSP was incorporated into two different ASC’s, ASC 275, Risks and Uncertainties (“ACS 275”) and ASC 350, Intangibles — Goodwill and Other (“ASC 350”). This interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. The Company adopted this FSP on January 1, 2009, and it did not have a material impact on the Company’s consolidated results of operations, cash flows or financial condition, and did not require additional disclosures related to existing intangible assets.

ASC 820.  On February 12, 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”), which delayed the effective date of SFAS No. 157 Fair Value Measurements, for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. Under the new codification the FSP was incorporated into ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). The Company adopted this ASC update on January 1, 2009 and it did not have a material impact on the Company’s consolidated results of operations, cash flows or financial condition, and did not require additional disclosures.

ASC 260.  In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”).  Under the new FASB codification this FSP was incorporated into ASC 260, Earnings Per Share (“ASC 260”). ASC 260 clarifies that unvested share-based payment awards that entitle holders to receive non-forfeitable dividends or dividend equivalents (whether paid or unpaid) are considered participating securities and should be included in the computation of earnings per share (“EPS”) pursuant to the two-class method. The Company does not currently have any share-based awards that would qualify as participating securities. Therefore, application of this FSP will not  have an effect on the Company's financial reporting.

ASU 2009-05.  The FASB issued Accounting Standards Update (“ASU”) No. 2009-05 which provides additional guidance on how companies should measure liabilities at fair value and confirmed practices that have evolved when measuring fair value such as the use of quoted prices for a liability when traded as an asset. While reaffirming the existing definition of fair value, the ASU reintroduces the concept of entry value into the determination of fair value. Entry value is the amount an entity would receive to enter into an identical liability. Under the new guidance, the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer. The effective date of this ASU is the first reporting period (including interim periods) after August 26, 2009. Early application is permitted for financial statements for earlier periods that have not yet been issued. The adoption of these provisions did not have an effect on the Company’s financial reporting.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  Recent Changes in Accounting Standards (Continued)

ASU 2010-06.  The FASB issued ASU No. 2010-06 which provides improvements to disclosure requirements related to fair value measurements. New disclosures are required for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for the interim and annual reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010 beginning with the first interim period. The adoption of these provisions did not have an effect on the Company’s financial reporting.

ASU 2010-09.  The FASB issued ASU No. 2010-09 which provides amendments to certain recognition and disclosure requirements. Previous guidance required that an entity that is an SEC filer be required to disclose the date through which subsequent events have been evaluated. This update amends the requirement of the date disclosure to alleviate potential conflicts between ASC 855-10 and the SEC’s requirements. The adoption of these provisions did not have an effect on the Company’s financial reporting.

In May 2008, the FASB issued ASC 470-20, Debt with Conversion and Other Options (ASC 470-20).  ASC 470-20 will be effective for financial statements issued for fiscal years beginning after December 15, 2008. The FSP includes guidance that convertible debt instruments that may be settled in cash upon conversion should be separated between the liability and equity components, with each component being accounted for in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest costs are recognized in subsequent periods.. Adoption of this statement did not have an impact on the Company’s consolidated results of operations, cash flows or financial condition.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

5.  Stock Based Compensation

In April 2008, the Company adopted the China Cablecom Holdings, Ltd. 2007 Omnibus Securities and Incentive Plan (the “Plan”), which provides for the grant of up to 3,333,333 shares option for the benefit of its directors, officers and employees. During the year, the Company granted 1,350,000 share options and 1,460,000 share options on October 9, 2009 and December 20, 2009, respectively, to its directors, officers and employees under the plan. These shares options are exercisable at $2.34 and $1.83 per share, respectively, and may be exercised by the optionee no later than the tenth anniversary of the date of option agreement. Through December 31, 2009, 2,810,000 options have been issued under the plan and 523,333 shares remain available to be issued.

The Company accounts for its stock option awards pursuant to the provisions of FASB ASC 718, “Stock Compensation”.  The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model.  The Company recognizes the fair value of each option as compensation expense ratably using the straight-line attribution method over the service period, which is generally the vesting period.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  Stock Based Compensation (Continued)

The Black-Scholes model incorporates the following assumptions:

•	Expected volatility - the Company estimates the volatility of common stock at the date of grant using historical volatility.

•	Expected term - the Company estimates the expected term of options granted based on a combination of vesting schedules, term of the option and historical experience.

•	Risk-free interest rate - the Company estimates the risk-free interest rate using the U.S. Treasury yield curve for periods equal to the expected term of the options in effect at the time of grant.

•
Dividends - the Company uses an expected dividend yield of zero. The Company intends to retain any earnings to fund future operations and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

The fair value of the total options granted in the year measured as at the date of grant on October 9, 2009 was $2,727,755 and December 20, 2009 was $2,260,874. The following table outlines the variables used to derive the fair value using in the Black-Scholes option-pricing model:

2009
Risk free interest rate	1.3177% - 1.4864%
Volatility	163.46% - 170.57%
Dividend yield	-
Expected option life	10 years

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

Date of grant	Exercise Price	Note		Options outstanding at January 1, 2009	Granted during the year	Exercised during the year	Cancelled /Expired during the year	Options outstanding at December 31, 2009	Options exercisable at December 31, 2009

October 9, 2009	$2.34	(i	)	-	1,350,000	-	-	1,350,000	-

December 20, 2009	$1.83	(ii	)	-	1,460,000	-	-	1,460,000	-

				-	2,810,000	-	-	2,810,000	-

Notes:

(i)	Once vested, the share options are exercisable within the period commencing from October 9, 2009 to October 9, 2019.

(ii)	Once vested, the share options are exercisable within the period commencing from December 20, 2009 to December 20, 2019.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  Stock Based Compensation (Continued)

The Options shall vest and become exercisable pursuant to the following schedule:

Anniversary of Grant Date	Percent Vested and Exercisable

Less than 1 year	0%
1 year but less than 2 years	33⅓	%
2 years but less than 3 years	66⅔	%
3 years or more	100%

Notwithstanding the above schedule, the Optionee shall become one hundred percent (100%) vested in the Option if the Optionee’s employment with the Company shall terminate on account of the Optionee’s death or total and permanent disability.

During the year ended December 31, 2009 and 2008, the Company recorded stock based compensation of $217,538 and $nil, respectively, in connection with the issuance of stock options.

As of December 31, 2009, the Company had total unrecognized compensation expense related to options granted of $4,771,091 which will be recognized over a remaining service period of approximately 3 years.

6.  Cash and cash equivalents

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and pledged deposits.  As of December 31, 2009 and 2008, substantially all of the Company’s cash and cash equivalents were held by major banks located in the PRC and United States, which management believes are high credit quality financial institutions.

7. Prepaid Expenses and Advances

Prepaid expenses and other receivables consist of the following:

	December 31,	December 31,
	2009	2008

Prepaid professional fees	$14,645	$125,020
Loan advance	4,413,198	6,425,587
Advanced payments	4,794,704	2,614,381
Purchase deposits	-	71,037

Total	$9,222,547	$9,236,025

The loan advance included unsettled offshore loan amounting to approximately $2.3 million and bridge financing to third parties amounting to approximately $2.1 million which would be recoverable in 2010.

The advanced payments include loan advanced to staff, cash advanced to local branches for daily operation, advances for purchase of materials and construction payments.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:
	December 31,	December 31,
	2009	2008
At cost:
Furniture, fixtures and office equipment	$440,929	$275,247
Headend facilities	24,588,555	8,496,610
Motor vehicles	1,955,426	1,413,299
Fiber infrastructure and electric appliances	77,095,320	69,141,379
Building and building improvements	11,191,302	11,059,980

Total	115,271,532	90,386,515

Less: accumulated depreciation	25,941,652	10,509,329

Net book value	$89,329,880	$79,877,186

There were no impairment provisions made at December 31, 2009 and 2008. Depreciation expense for the years ended December 31, 2009 and 2008 was $15,417,101 and $8,213,143, respectively.

9. Construction in Progress

Construction in progress represents costs incurred in connection with construction of fiber infrastructure. The construction in progress that was completed during the year was transferred to Property, Plant and Equipment on a monthly basis, with monthly completion and inspection reports. Total construction in progress was $3,967,552 and $1,036,667 at December 31, 2009 and 2008, respectively. Capitalized interest was not significant for the years ended December 31, 2009 and 2008.

10. Intangible Assets, Net

The following table summarizes the lives and carrying values of the Company's intangible assets by category, at December 31, 2009:
	Useful Life	Gross Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Subscriber base - Binzhou Broadcasting	10	$11,223,334	$2,525,247	$8,698,087
Cable operating license- Binzhou Broadcasting	20	7,513,901	845,316	6,668,585
Subscriber base - Hubei Chutian	10	4,553,513	683,027	3,870,486
Cable operating license- Hubei Chutian	20	17,087,081	1,281,531	15,805,550
Total amortized intangible assets		$40,377,829	$5,335,121	$35,042,708

Unamortized intangible assets:
Goodwill		$19,275,561	$-	$19,275,561

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Intangible Assets, Net (Continued)

Amortization expense for the years ended December 31, 2009 and 2008 was $2,807,733 and $2,152,882, respectively. Estimated amortization expenses of the existing intangible assets for the next five years and thereafter are as follows:

Amortization
For the year ending December 31,
2010	$2,807,733
2011	2,807,733
2012	2,807,733
2013	2,807,733
2014	2,807,733
Thereafter	21,009,043
$35,042,708

11.  Noncontrolling Interest

Noncontrolling interest represents Binzhou SOE and Hubei SOE’s equity contributions made to Binzhou Broadcasting and Hubei Chutian together with their respective 40% and 45% proportionate share of the total economic benefits in the Joint Ventures through December 31, 2009.

12.  Income Taxes

British Virgin Islands
The Company was incorporated in the British Virgin Islands and is not subject to income taxes under the current laws of the British Virgin Islands.

Hong Kong
China Cablecom Company Limited, a wholly owned subsidiary of the Company, was incorporated in Hong Kong and is subject to Hong Kong profits tax.  The Company is subject to Hong Kong taxation on its activities conducted in Hong Kong and income arising in or derived from Hong Kong.  No provision for profits tax has been made as the subsidiary has no assessable income for Hong Kong for the periods presented.  The applicable statutory tax rate for the year ended December 31, 2009 is 16.5% (2008: 16.5%).

The PRC
The Company’s income tax in the PRC is charged at 25% (2008: 25%) of the assessable profits. The subsidiaries and the VIEs incorporated in the PRC are subject to the PRC enterprises income tax at the applicable tax rates on the taxable income as reported in their PRC statutory accounts in accordance with the relevant enterprises income tax laws applicable to foreign enterprises.

The amount of taxation charged to the consolidated statement of comprehensive income represents:
	2009	2008
Current tax
- PRC tax	$571,981	$341,748
- Hong Kong tax	-	-

Total	$571,981	$341,748

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  Income Taxes (Continued)

The income tax expenses can be reconciled to the profit per the consolidated income statement as follows:

	2009	2008

Loss before tax and non-controlling interest	$(55,210,138)	$(12,844,482)

Tax calculated at the domestic tax rate of 25%	(13,802,535)	(3,211,121)
Tax effect of expenses not deductable for tax purposes	18,876,725	4,522,744
Tax effect of revenue not taxable for tax purposes	(6,183,774)	(1,246,770)
Tax effect of tax losses not recognised	1,681,565	276,895

Income tax expense	$571,981	$341,748

13.  Other Current Liabilities

Other current liabilities consist of the following:
	December 31,	December 31,
	2009	2008

Other payable	$3,715,305	$3,099,854
Accrued expenses	1,540,491	1,596,604
Accrued salaries and welfare	2,960,924	1,859,125
Provision for taxation - PRC	851,005	340,990
Accrued interest	307,024	2,779
Short-term loan	-	731,572

Total	$9,374,749	$7,630,924

Other payables are related to loan advance from others, guarantee deposit received from staff and set-top TV rental deposits received from users.

14. Note Payable – Noncontrolling interest

Note payable consists of the following:
	December 31,	December 31,
	2009	2008
Short-term portion
Note payable - Binzhou SOE	$6,658,805	$8,603,751
Note payable - Hubei SOE	20,967,967	46,816,499

	27,626,772	55,420,250

Long-term portion
Note payable - Binzhou SOE	18,728,216	18,710,678
Note payable - Hubei SOE	45,619,636	33,067,041

	$64,347,852	$51,777,719

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Note Payable – Noncontrolling interest (Continued)

Note payable to Binzhou SOE

The short-term portion of note payable was unsecured, interest-free and payable on demand.

The due date of long-term note payable of approximately Rmb128 million (equivalent to approximately $18.7 million) is to be paid over a 20-year period from the date of the assets transfer.

Note payable to Hubei SOE

The short-term portion of note payable was unsecured, interest-free and payable on demand.

The due date of long-term note payable of Rmb311 million (equivalent to approximately $45.6 million) is not specified in the contract and the Company does not expect to make any repayment for the long-term notes payable during the next year.

15. Note payable – promissory note

In September 2007, China Cablecom Ltd. issued an aggregate of $19.99 million in promissory notes along with 766,680 shares of Class A convertible preferred stock to 10 investors in exchange for proceeds of approximately $20 million (the “Bridge Financing”).  Each share of Class A preferred stock was converted into one share of the Company’s ordinary shares in April 2008.  The proceeds from the Bridge Financing were used to fund the acquisition price of Binzhou Broadcasting (Note 4) and for working capital purposes. The promissory notes bear interest at a stated interest rate of 10% and are collateralized by a pledge of approximately 216,666 ordinary shares of the Company, held by the Company’s Chairman.  The Company allocated the proceeds based on the relative fair value of the promissory notes and the Class A preferred stock, the resulting discount on the promissory notes is being amortized using the effective interest method to interest expense over the term of the promissory notes. Upon the merger between China Cablecom Ltd. and Jaguar, 50% of the promissory notes plus accrued interest was repaid in April 2008. The remaining balance of the promissory notes plus accrued interest was due in April 2009.

Due to the default in payment of the principal and interest of promissory notes due in April 2009, the Company negotiated with the note holders and completed the debt restructure in October 2009. The Company issued $5.5 million Unsecured Notes due October 8, 2015 bearing a fixed interest rate of 5% per annum along with 15,397,204 shares of Series A Convertible Preferred Shares to the note holders in settlement of approximately $11 million in current debt and accrued interest obligations. The debt restructure reduce the overall principal amount of its long-term debt obligations and eliminate cash interest obligations on the new debt securities issued.

16. Unsecured notes, net of discount
	December 31,	December 31,
	2009	2008

Unsecured note issued	$5,500,000	$-

Less:
Principal reduction	(365,205)	-

Long-term portion - net of original issue discount	$5,134,795	$-

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Unsecured notes, net of discount (Continued)

On October 9, 2009, under the debt restructure, the Company issued $5.5 million Unsecured Notes due October 8, 2015 bearing fixed interest rate of 5% per annum and 15,397,204 Series A Convertible Preferred Shares to promissory note holders. Each Series A Convertible Preferred Shares can be convertible, at the option of the holder, into one ordinary share. The repayment was scheduled in 8 stalments to be paid every 6 months starting from October 15, 2012.

Until fourteen months after the issue date, principal on the new notes is subject to the cancellation in the event that the Company's ordinary shares close at a daily volume weighted average price greater than $0.85 for 30 consecutive days with daily dollar value of the trading volume of $500,000 or more. All of the shares issuable upon conversion of the Series A Preferred Shares could have been sold by the note holder according to the terms of the notes and permitted to sell during such 30 consecutive trading days, then the principal amount of the note will be deemed satisfied and paid in full. Interest accrued on this note shall be payable on the immediately following interest due date. The principal on the new notes is also subject to the reduction in the event that the note holders convert the Series A Convertible Preferred Shares into ordinary shares within 14 months after the issued date.

During the year, there were 1,022,389 Series A Convertible Preferred Shares converted into ordinary shares, resulting in the reduction of $365,205 in principal amount of the Unsecured notes and an increase in ordinary shares and additional paid-in captial.

17. Convertible notes

On May 9, 2008, China Cablecom Holdings, Ltd. issued convertible notes with a principal (“face”) value of $43,175,000, along with 508,331 ordinary shares (labelled “incentive shares” in the agreement) to several investors.  The gross proceeds of this transaction were $30,000,000 (“purchase price”), consisting of $25,793,283 cash and $4,206,717 from the cancellation of the principal amount and accrued interest of promissory notes issued by China Cablecom Ltd. in September  2007.

The Company negotiated with the note holders and completed the debt restructure in October 2009. The Company issued $18 million Secured Notes due October 8, 2016 bearing fixed interest rate of 5% per annum along with 50,402,082 shares of Series A Convertible Preferred Shares to the note holders in settlement of approximately $23 million in current debt obligations. The debt restructure reduced the overall principal amount of its long-term debt obligations and eliminated cash interest obligations on the new debt securities issued.

18. Secured notes, net of discount

Secured notes, net of discount consists of the following:
	December 31,	December 31,
	2009	2008

Secured note issued	$18,000,000	$-

Less:
Principal reduction	(937,437)	-

Long-term portion - net of original issue discount	$17,062,563	$-

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Secured notes, net of discount (Continued)

On October 9, 2009, under the debt restructure, the Company issued $18 million Secured Notes due October 8, 2016 bearing fixed interest rate of 5% per annum and 50,402,082 Series A Convertible Preferred Shares to convertible note holders. Each Series A Convertible Preferred Shares may be converted, at the option of the holder, into one ordinary share. The repayment was scheduled in 7 stalments to be paid every 6 months starting from October 15, 2012.

Until fourteen months after the issue date, principal on the new notes is subject to the cancellation in the event that the Company's ordinary shares close at a daily volume weighted average price greater than $0.85 for 30 consecutive days with daily dollar value of the trading volume of $500,000 or more. All of the shares issuable upon conversion of the Series A Preferred Shares could have been sold by the note holder according to the terms of the notes and permitted to sell during such 30 consecutive trading days, then the principal amount of the note will be deemed satisfied and paid in full. Interest accrued on this note shall be payable on the immediately following interest due date. The principal on the new notes is also subject to the reduction in the event that the note holders convert the Series A Convertible Preferred Shares into ordinary shares within 14 months after the issued date.

During the year, there were 2,624,931 Series A Convertible Preferred Shares converted into Ordinary Shares, resulting in the reduction of $937,437 in principal amount of the Secured notes and an increase in ordinary shares and additional paid-in capital.

19. Senior secured notes, net of discount

On October 9, 2009, the Company completed a private placement of $33 million Senior Secured Notes (“New Notes”) due October 8, 2015 bearing fixed interest rate of 12% per annum combined with 23,158,080 shares of Series B Convertible Preferred Shares to the holders of New Notes.  Each share of Series B Convertible Preferred Shares is convertible into one share of the Company’s ordinary shares. The repayment was scheduled in 6 stalments to be paid every 6 months starting from October 15, 2012. The net proceeds from the issuance will be used to satisfy the Company’s remaining obligations to the Hubei SOE under its supplementary framework agreement.

On the same date, the Company immediately redeemed $13,860,000 of the New Notes due October 2015 reducing the aggregate principal amount of the New Notes outstanding from $33,000,000 to $19,140,000. The value of $11,673,530 was allocated to Series B Convertible Preferred Shares using the relative fair value method and the balance of $7,466,470 was recognized as the value of New Notes.

According to the New Notes agreement, the early redemption of principal prior to the third anniversary of the issue date, the interest otherwise payable on a regularly scheduled payment date prior to the 36 month anniversary of the issue date will be deferred (“Deferred Interest”) and accrue and be payable commencing with the payment date that coincides with the third anniversary of the issue date in equal instalments over the remaining regularly scheduled payment dates. Payments of principal amount will resume on the payment date set forth on the amortization schedule of the New Notes.

Issuance cost totaled $3,197,205, of which $1,130,990 was allocated to the issuance cost of preferred shares and recorded as a reduction to additional paid-in capital and $2,066,215 was recorded as deferred financing costs and is being amortized over the six-year term of the Senior Secured Note.

For the year ended December 31, 2009, $506,625 was charged to interest expense using the effective interest rate and $79,000 was amortized to finance costs.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Stockholders’ Equity

Pursuant to the debt restructure in October 2009, the Company issued 15,397,204 and 50,402,082 Series A Convertible Preferred Shares, par value $.0005, to the previous Promissory notes holders and Convertible note holders, respectively.

The Company also issued 23,158,080 Series B Convertible Preferred Shares, par value $.0005, as the incentive shares to the New Notes subscribers. As part of the transaction, 250,000 ordinary shares were issued to the Broker for its fees.

Each share of Series A and Series B Convertible Preferred Shares may be converted into one share of the Company’s ordinary shares. For the year ended December 31, 2009, 3,637,320 Series A Preferred Shares had been converted into Ordinary Shares.

21. Operating Lease Commitments

At the reporting date, the Group had commitments for future lease payments under non-cancellable operating leases in respect of land and buildings which fall due as follows:

2010	$150,845
2011	150,845
2012	150,845
2013	150,845
2014	150,845
Thereafter	1,206,760

$1,960,985

22. Statutory Reserves

The Company’s statutory reserves are comprised as follows:
	December 31,	December 31,
	2009	2008

Statutory reserves	$135,322	$125,241
Other reserve	6,260	6,260

Total	$141,582	$131,501

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

23. Segment Reporting

Management considers the Company to have one business segment, consisting of cable network services and support. The information presented in the consolidated statement of operations reflects the revenues and costs associated with this business segment that management uses to make operating decisions and assess performance.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Warrants

The Company issued warrants to investors and service providers to purchase ordinary share of the Company. The following table outlines the warrants outstanding as of December 31, 2009 and 2008:

Name	Number of Warrants Issued	Exercise Price	Expiration Date

Warrants	9,384,234	$5.00	4/4/2010
Warrants	700,000	$9.10	5/4/2011
Warrants	2,115,385	$0.858	8/10/2014

	12,199,619

25. Onshore and offshore loan agreements with Rich Dynamic Limited

The Company advanced $38,000,000 to Rich Dynamic Limited, a Hong Kong company (“RDL”) in 2008, according to two loan agreements dated on June 10, 2008 and July 29, 2008 (“Offshore Loan Agreements”), whereby China Cablecom agreed to extend loans to RDL.  These loans were utilized by RDL as payment to a shareholder of Chengdu Chuanghong Jinsha Real Estate Co., Ltd. (“Chengdu Chuanghong”), for the purpose of acquiring 60% of the equity interest in Chengdu Chuanghong. RDL’s loan repayment obligations under the Offshore Loan Agreements were secured under share pledge agreements, in which RDL agreed to pledge its equity interest in Chengdu Chuanghong to China Cablecom as security for RDL’s performance of its loans repayment obligations under the Offshore Loan Agreements.

The shareholder of RDL and JYNT entered into two loan agreements dated on June 10, 2008 and July 29, 2008 (“Onshore Loan Agreements“), whereby the shareholder of RDL agreed to extend two loans to JYNT which amount in aggregate to approximately $38 million (Rmb254,600,000). By the end of December 31, 2009, the Company received repayment of approximately $35.7 million (Rmb244,000,000) from the shareholder of RDL.

The unsettled offshore loan balance amounting to approximately $2.3 million is included in the prepaid expenses and advances as at December 31, 2009 (2008: approximately $5.2 million).

26. Employee Benefits

The Company contributes to a state pension scheme organized by municipal and provincial governments in respect of its employees in the PRC. The expense related to this plan, was $2,402,591 and $1,076,430 for the years ended December 31, 2009 and 2008, respectively.

27. Related Party Transation
In October 2009, the Company consummated $33 million Senior Secured Notes financings, Chardan Capital Markets, LLC, acted as the lead placement agent and was paid a broker fee of $1,494,000 along with 250,000 ordinary shares. Kerry Propper, a member of our board of directors, is the chief executive officer of Chardan Capital Markets, LLC.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. Operating Risk

Concentrations of credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, and accounts receivable. As of December 31, 2009, substantially all of the Company’s cash and cash equivalents were managed by several financial institutions that management believes are high credit quality financial institutions. The Company has approximately $23 million in cash, bank deposits and money market funds in the PRC, which constitute over 95% of total cash and cash equivalents. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, the PRC promulgated a new Bankruptcy Law in August 2006, which went into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since the PRC’s concession to WTO, foreign banks have been gradually permitted to operate in the PRC and have been severe competitors against Chinese banks in many aspects, especially since the opening of Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks, which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on the PRC laws.

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

29. Subsequent Event
On May 4, 2010, the Company had issued 225,000 ordinary shares of $1.45 each to Loeb & Loeb LLP in payment of the accrued fees and disbursements.

The Shandong government recently announced its initiative to consolidate its provincial cable assets resulting in a temporary deferment of the Group’s obligation to pay outstanding cash payments of approximately $16.5 million to Binzhou Broadcasting.