Form 20-F
period 2010-12-31
China Cablecom Holdings, Ltd.
filed 2011-07-28
CIK 1416569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

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
Room 458, North Building, Wenjiao Plaza
No. 1 Qingnian Dong Road
Jinan, People’s Republic of China 250001

(Address of principal executive offices)

Debra Chen, 212-837-7798; ir@chinacablecom.net;
80 Broad Street, 5th floor, New York, NY 10004

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

On December 31, 2010, the registrant had 11,373,241 ordinary shares outstanding.

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

☐ Yes                ☒ No

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

☐ Yes                ☐ No

i

	ITEM 10.	ADDITIONAL INFORMATION	49
	A.	Share Capital	49
	B.	Memorandum and Articles of association	49
	C.	Material Contracts	49
	D.	Exchange controls	49
	E.	Taxation	50
	F.	Dividends and paying agents	57
	G.	Statement by experts	57
	H.	Documents on display	57
	I.	Subsidiary Information	57

	ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	57

	ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	58

PART II			59

	ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	59

	ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	59

	ITEM 15.	CONTROLS AND PROCEDURES	59

	ITEM 16.	[RESERVED]	60

	ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.	60

	ITEM 16B.	CODE OF ETHICS.	60

	ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.	60

	ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.	61

	ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.	61

	ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.	61

	ITEM 16G.	CORPORATE GOVERNANCE.	61

PART III			62

	ITEM 17.	FINANCIAL STATEMENTS	62

	ITEM 18.	FINANCIAL STATEMENTS	62

	ITEM 19.	EXHIBITS	62

ii

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” the “Company,” the “Corporation,” and “China Cablecom Holdings” refers to China Cablecom Holdings, Ltd., a company formed in the British Virgin Islands and its subsidiaries.  All references to “China Cablecom,” and “China Cablecom Ltd.” refer to China Cablecom Ltd., a wholly owned British Virgin Islands subsidiary of China Cablecom Holdings, and the entity, along with China Cablecom Company Limited, a wholly-owned Hong Kong subsidiary of China Cablecom (“HKZ”), through which our operating businesses are held. All references to “China” or the “PRC” refer to the People’s Republic of China.

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

The following summary consolidated financial data for the years ended December 31, 2008, 2009 and 2010 have been derived from the Company’s audited consolidated financial statements included in this Annual Report beginning on page F-1. The following selected historical statement of income data for the period from October 1, 2007 to December 31, 2007 and the selected historical balance sheet data as of December 31, 2007 have been derived from the audited financial of the Company not included in this annual report.

The following selected historical statements of income data for the year ended December 31, 2006 and for the period from January 1, 2007 to September 30, 2007 and the selected historical balance sheet data as of December 31, 2006 and September 30, 2007 have been derived from the audited financial statements of Binzhou Guangdian Network Co., Ltd. (the “Predecessor Company”) not included in this annual report. This information is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included in this Annual Report.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Operating and Financial Review and Prospects,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	Predecessor Company
	Year Ended December 31, 2006	January 1 through September 30, 2007	October 1 through December 30, 2008	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
(in US$ thousands, except for share data)
Statement of Income Data:
Revenues, net	8,288	5,020	1,995	23,439	45,563	53,963
Gross profit	5,485	2,340	978	10,002	15,696	13,949
Operating income (loss)	3,774	532	(684)	(5,123)	(6,957)	(10,559)
Interest expenses	(721)	(743)	(1,474)	(8,742)	(9,982)	(4,411)
Income (loss) before income tax and non-controlling interest	3,154	222	(2,095)	(12,844)	(55,604)	(27,388)
Net profit (loss) attributable to China Cablecom Holdings, Ltd.	2,925	24	(2,155)	(14,173)	(56,569)	(27,094)
Loss per share
Basic			(2.61)	(5.73)	(16.68)	(3.70)
Diluted			(2.61)	(5.73)	(16.68)	(3.70)
Weighted average number ordinary shares, Basic and diluted
Basic			688,893	2,472,504	3,391,924	7,327,475
Diluted			688,893	2,472,504	3,391,924	7,327,475

Weighted ordinary share numbers have been restated to reflect the Company’s March 2, 2010 1-for-3 Reverse Split.

	Predecessor Company
	As of December 31, 2006	As of September 30, 2007	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010
(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	303	867	12,639	29,182	23,938	14,451
Prepaid expenses and advances	1,165	667	669	9,236	9,223	7,567
Total current assets	2,649	2,830	16,194	43,792	41,168	31,543
Property, plant & equipment, net	20,946	21,324	20,722	79,877	89,330	101,963
Intangible assets, net	-	-	18,363	37,850	35,042	18,956
Goodwill	-	-	-	19,276	19,276	19,276
Total assets	23,840	24,812	69,496	183,076	190,771	179,680
Current portion of long term debt, net of discount	1,921	1,998	9,618	9,482	-	-
Accounts payable	9,624	8,736	2,461	8,872	17,504	21,403
Note payable – non-controlling interest	-	-	17,218	55,420	27,627	26,786
Liabilities to be settled by minority interest	-	-	12,461	-	-	-
Total current liabilities	12,543	13,895	43,247	83,067	57,575	66,439
Convertible notes, net of discounts	-	-	-	16,684	-	-
Senior secured notes, net of discounts	-	-	-	-	7,973	10,634
Junior secured notes, net of discounts	-	-	-	-	17,063	16,159
Unsecured notes, net of discounts	-	-	-	-	5,135	4,218
Notes payable – non-controlling interest, net of current portion	-	-	17,047	51,778	64,348	58,644
Notes payable, net of discount and current portion	-	-	7,478	-	-
Total liabilities	12,543	13,895	67,772	151,528	152,094	156,093
Total shareholders equity	11,297	10,917	1,724	31,547	38,677	23,586

Exchange Rate Information

Our business is currently conducted in and from China in Renminbi. In this annual report, all references to “Renminbi” and “RMB” are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the middle rate between buying and selling as published by the People’s Bank of China of the PRC. For reader convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2010 at US$1.00: RMB6.6227, which was the middle rate on December 31, 2010. The published middle rate on June 27, 2011 was US$1.00: RMB6.4426. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign trade.

The following table sets forth the average middle rates for Renminbi expressed as per one U.S. dollar for the years 2006, 2007, 2008, 2009 and 2010:

Year	Renminbi Average(1)
2006	7.9579
2007	7.6040
2008	6.9451
2009	6.8314
2010	6.6227

(1)	Determined by averaging the middle rate between buying and selling rates on the last business day of each month during the relevant period.

The following table sets forth the high and low middle rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
December 31, 2010	6.6786	6.6227
January 31, 2011	6.6349	6.5883
February 28, 2011	6.5985	6.5752
March 31, 2011	6.5748	6.5564
April 30, 2011	6.5527	6.4990
May 31, 2011	6.5108	6.4845
June 30, 2011	6.4892	6.4683

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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
Although we are currently entitled to consolidate the financial position and operating results of Binzhou Broadcasting in our financial statements under US GAAP, this is the result of the ratio of risk and rewards borne by us regarding the operations of Binzhou Broadcasting, which in turn is dependent on the significant level of intercompany debt we have extended to Binzhou Broadcasting. Pursuant to the terms of the Asset Transfer Agreement with the local state-owned enterprise, Binzhou Guangdian Network Co., Ltd. (“Binzhou SOE”), Binzhou Broadcasting must complete the payment for all assets to be transferred not later than August 2008, which was later extended to December 31, 2008, January 31, 2009, December 31, 2009 and ultimately to June 30, 2010.  To the extent the financing for such payment is not in the form of an intercompany loan from us, our ability to preserve the accounting treatment of Binzhou Broadcasting will be jeopardized. Based on a government decree in an initiative in 2010 of “forming one consolidated broadcasting network within one province”, the Shandong party committee and government announced plans on the development and reform of provincial Radio and TV broadcasting network, in such that, the municipal, county (county level city or district) Radio and TV broadcasting network shall freeze headcounts and assets and maintain the current organization to suspend any pending financing activities.  In this regard, a government document issued by Shandong SARFT regarding the “freezing of investment and head count” was provided to us by Bingzhou SARFT / Binzhou SOE.  They explained to us that they cannot sign any amendment or agreement with us during the “freezing” period and all agreements would be frozen until later notice.  As a result, our Binzhou JV has temporarily suspended any current obligations until further notification from the government   While we have received several extensions from Binzhou SOE and anticipate amending the Framework Agreement once the “freezing” is lifted, our control and economic interest over Binzhou Broadcasting did not change before and after June 30, 2010, nor was there any change in Binzhou Broadcasting’s board composition, senior management, or its Article of Association.

We will be required to seek additional financing and to amend or modify the terms of our existing debts to meet the obligations upon the lifting of the freezing described above. Although we have orally agreed previous extensions with the SOE, there can be no assurance that future negotiations will result in the amendment of the asset transfer agreements involved or prevent us or our independent public accounting firm from concluding that consolidation of the financial results of Binzhou Broadcasting is no longer appropriate under US GAAP.  In addition, there can be no assurance that any additional financing will be available on acceptable terms or at all.  Absent amendment of the framework agreement governing the establishment of Binzhou Broadcasting, any such failure to secure additional financing by us will create a default under the terms of the joint venture agreement between Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”) and Binzhou SOE and likely result in us no longer being entitled to consolidate the financial position and results of operations of Binzhou Broadcasting.

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

Failure to comply with PRC regulations relating to registration requirements for employee stock ownership plans or share option plans may subject PRC plan participants or us to fines or other legal or administrative sanctions.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control. These measures set forth the requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or capital account. The related implementation rules were issued by SAFE on January 5, 2007. The implementation rules specify approval requirements for certain capital account transactions, including a PRC citizen’s participation in the employee stock ownership plan or stock option plan of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Foreign Exchange Administration Application Procedure for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas Listed Company, or the “Stock Option Rule”. Under these regulations, PRC citizens who are granted stock options or restricted share units, or issued restricted shares by an overseas publicly listed company, are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. As we have granted certain stock options to our PRC employees, we and our PRC employees who have been granted stock options are subject to these regulations. We are now in the process of applying for such registration with the local SAFE. Compliance with these regulations has not had a material adverse effect on our financial condition or results of operations. However, if we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may face sanctions imposed by SAFE or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contributions to our PRC subsidiaries.

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

Techniques employed by manipulative short sellers in Chinese small cap stocks may drive down the market price of our ordinary shares

Short selling is the practice of selling securities that the seller does not own but rather has, supposedly, borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale.  As it is therefore in the short seller’s best interests for the price of the stock to decline, many short sellers (sometime known as “disclosed shorts”) publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short.  While traditionally these disclosed shorts were limited in their ability to access mainstream business media or to otherwise create negative market rumors, the rise of the Internet and technological advancements regarding document creation, videotaping and publication by weblog (“blogging”) have allowed many disclosed shorts to publicly attack a company’s credibility, strategy and veracity by means of so-called research reports that mimic the type of investment analysis performed by large Wall Street firm and independent research analysts.  These short attacks have, in the past, led to selling of shares in the market, on occasion in large scale and broad base.  Issuers with business operations based in China and who have limited trading volumes and are susceptible to higher volatility levels than U.S. domestic large-cap stocks, can be particularly vulnerable to such short attacks.

These short seller publications are not regulated by any governmental, self-regulatory organization or other official authority in the U.S., are not subject to the certification requirements imposed by the Securities and Exchange Commission in Regulation AC (Regulation Analyst Certification) and, accordingly, the opinions they express may be based on distortions of actual facts or, in some cases, fabrications of facts.  In light of the limited risks involved in publishing such information, and the enormous profit that can be made from running just one successful short attack, unless the short sellers become subject to significant penalties, it is more likely than not that disclosed shorts will continue to issue such reports.

While we intend to strongly defend our public filings against any such short seller attacks, often times we are constrained, either by principles of freedom of speech, applicable state law (often called “Anti-SLAPP statutes”), or issues of commercial confidentiality, in the manner in which we can proceed against the relevant short seller.  You should be aware that in light of the relative freedom to operate that such persons enjoy – oftentimes blogging from outside the U.S. with little or no assets or identity requirements – should we be targeted for such an attack, our stock will likely suffer from a temporary, or possibly long term, decline in market price should the rumors created not be dismissed by market participants.

A recent SEC investor bulletin regarding reverse mergers may drive down the market price of our Ordinary Shares.

On June 9, 2011, the SEC issued an investor bulletin in which it explained the process by which company becomes a public company by means of a reverse merger, described the potential risks of investing in a reverse merger company and detailed recent enforcement actions taken by it against certain reverse merger companies.  In particular the investor bulletin raised specific concerns with respect to foreign companies that access the U.S. markets through the reverse merger process, as we did.  The SEC investor bulletin could lead investors in our ordinary shares to sell their shares and may cause other investors not to invest in us, thus driving down the market price of our ordinary shares or making it more difficult for us to raise funds in the future.

Risks Relating to our Corporate Structure

We rely on contractual arrangements with Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”)  and its shareholders to exercise control over the management and operations of JYNT. These contractual arrangements may not be as effective as direct ownership in providing us with control over JYNT. JYNT and its shareholders may fail to take certain actions required for our business or follow our instructions to comply with the relevant PRC regulations despite their contractual obligations to do so.  On the other hand, if we had direct ownership of JYNT, we would be able to directly exercise our rights as a shareholder to effect changes in the board of directors of JYNT, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations on the board of directors.

As a result of the contractual agreements entered into between our indirect subsidiary Heze Cablecom Network Technology Co., Ltd., a PRC company (“HZNT”), and the shareholders of JYNT, we control and are considered the primary beneficiary of JYNT, and are entitled to consolidate the financial results of JYNT, which includes JYNT’s 60% economic interest in the financial results of Binzhou Broadcasting and JYNT’s 55% economic interest in the financial results of Hubei Chutian. JYNT and its shareholders are generally speaking not permitted to terminate the contractual agreements prior to the expiration date. The shareholders of JYNT, however, may not act in the best interest of our company or perform their contractual obligations.

While the terms of these contractual agreements are designed to minimize the operational impact of governmental regulation of the media, cultural and telecommunications industries in the PRC, and provide us with voting control and the economic interests associated with the shareholders’ equity interest in JYNT, they are not accorded the same status at law as direct ownership of JYNT and may not be as effective in providing and maintaining control over JYNT as direct ownership. For example, JYNT and its shareholders may fail to take certain actions required for our business or follow our instructions to comply with the relevant PRC regulations despite their contractual obligations to do so.  On the other hand, if we had direct ownership of JYNT, we would be able to directly exercise our rights as a shareholder to effect changes in the board of directors of JYNT, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations.

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

Furthermore, if we, or HZNT, are found to be in violation of any existing PRC laws or regulations, the relevant regulatory authorities would have broad discretion to punish us for such violation, including, but not limited to the following:

•	levying fines;

•	confiscating income; and/or

•	requiring a restructure of ownership or operations.

Any failure by JYNT’s shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

JYNT and its shareholders may fail to take certain actions required for our business or in that case, our business operations will be significantly disrupted, and our business and financial condition and operations will be materially and adversely affected.

If JYNT and/or its shareholders fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, exercising the pledge by JNYT’s shareholders of their equity in JNYT, which may not be effective.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over JYNT or its subsidiaries, and our ability to conduct our business may be adversely affected.

We have not yet registered the equity pledges made by JYNT’s shareholders of their equity in JYNT, which means that these pledges have not been officially validated.  Accordingly, the contractual arrangements among the two nominee shareholders, JYNT, and our subsidiaries, HZNT and HKZ, designed to control JYNT’s operations and extract its profits, may be undermined.

PRC Property Law provides that all equity pledges under equity pledge agreements must be registered to be validated.  Our subsidiary, HZNT, has entered into equity pledge agreements with the two nominee shareholders, Pu Yue and Liang Yuejing, whereby Pu Yue and Liang Yuejing are obligated to promptly take necessary steps to register and perfect the equity pledges to secure the service fees under the Exclusive Service Agreements and the loans under the Loan Agreements between HZNT and them.   HZNT is now coordinating with Pu Yue and Liang Yuejing to prepare various equity pledge registration application documents (including the Chinese versions of the equity pledge agreements and other application forms) in accordance with the requirements of the local competent branch of the State Administration for Industry and Commerce.  However, until the equity pledges are registered and perfected, we may not enforce these pledges in PRC courts, and accordingly the contractual arrangements among the two nominee shareholders, JYNT, and our subsidiaries, HZNT and HKZ, designed to control JYNT’s operations and extract its profits, will be undermined.  Moreover, it is possible that, in the absence of a validated pledge, the two nominee shareholders may pledge or otherwise dispose of their equity interests in JYNT to third parties.

JYNT has a 49% equity interest in each of Binzhou Broadcasting and Hubei Chutian and the failure by the Binzhou SOE or the Hubei SOE to perform its obligations under the respective joint venture agreements and services agreements or a disagreement regarding the proper accounting for these arrangements with regulatory authorities or otherwise, may negatively impact our ability to consolidate the financial operations of Binzhou Broadcasting and Hubei Chutian.

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

In order to consolidate the two joint ventures Binzhou Broadcasting and Hubei Chutian under applicable accounting literature, we concluded that we have the power to direct the activities of each joint venture and that we have the obligation to absorb losses and right to receive benefits that could be significant to the relevant joint venture.  We made this determination based on the facts that we have the obligation to absorb 49% of the losses and has right to receive 49% of any residual benefits of each joint venture.  Furthermore, JYNT receives 11% of the net profits of Binzhou Broadcasting and 6% of the net profits of Hubei Chutian through exclusive service agreements.  In addition, JYNT has a veto right regarding the appointment of the general manager of Binzhou Broadcasting and Hubei Chutian, the right to appoint their chief financial officer, and an obligation to provide continued financial resources for investment and capital expenditures for the future expansion of their operations. The result of these rights and obligations given to JYNT is that China Cablecom and JYNT have the ability to substantially influence the joint venture’s daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder vote.  After performing an evaluation subsequent to the adoption of ASU 2009-17 (ASU 2009-17), which had the effect of modifying the accounting principles involved in this analysis subsequent to our initial acquisition of both joint ventures, we continue to believe the consolidation of Binzhou Broadcasting and Hubei Chutian is appropriate.  Should the Securities and Exchange Commission (“SEC”) or any other relevant regulatory authority disagree with our conclusion regarding the application of US GAAP, however, we may be required to account for the joint ventures under the “equity method” of accounting, which would have the effect of substantially decreasing the net assets (and liabilities) on our balance sheet and net income we reflect from the operations of each joint venture.  Any such change may also require that we retroactively apply the equity method of accounting to our consolidated financial statements, requiring the restatement of our financial statements and substantial amendments to the reports we file with the SEC.

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

Under the EIT Law, we, China Cablecom  and HKZ may each be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to us, China Cablecom and HKZ and our non-PRC shareholders.

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

On April 22, 2009, the State Administration of Taxation issued the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. Under this notice, an overseas incorporated domestically controlled enterprise will be recognized as a PRC resident enterprise if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations is primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. However, it is still unclear whether PRC tax authorities would require us, China Cablecom and/or HKZ to be treated as a PRC resident enterprise.

If the PRC tax authorities determine that we, China Cablecom and HKZ are each a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we, China Cablecom and HKZ may be subject to enterprise income tax at a rate of 25% on our or their worldwide taxable income, as the case may be, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries through China Cablecom and HKZ, our Hong Kong sub-holding company, assuming we, China Cablecom and HKZ are each treated as a “resident enterprise” under the EIT Law, may qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to withholding tax generally at a rate of 10% (or, if the Double Tax Avoidance Agreement between Hong Kong and Mainland China is applicable, 5%). Finally, the new “resident enterprise” classification could result in a situation in which a PRC tax is imposed on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our ordinary shares, if such income is considered PRC-sourced income by the relevant PRC tax authorities.

If any such PRC income tax applies to a non-PRC shareholder, such shareholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a dedution for such PRC tax against such shareholder’s domestic taxable income or a foreign tax credit in respect of such PRC tax against such share holder’s domestic income tax liability (subject to applicable conditions and limitations). You should consult with your own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available deductions or foreign tax credits.

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

The Act has introduced a series of remedies available to members. Where a company incorporated under the Act conducts some activity which breaches the Act or the company’s memorandum and articles of association, the court can issue a restraining or compliance order. Members can now also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies have also been incorporated into the Act – where a member of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may now apply to the BVI court for an order on such conduct.

Any member of a company may apply to the British Virgin Islands court for the appointment of a liquidator for the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

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

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by the company’s memorandum and articles of association.

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

Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”) generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. If Section 7874(b) were to apply to the Redomestication Merger and Business Combination (as each such term is defined in the section of this Annual Report entitled “Information on the Company”), then, among other things, we would be subject to U.S. federal income tax on our worldwide taxable income following the Redomestication Merger and Business Combination as if we were a domestic corporation. Although it is not expected that Section 7874(b) will apply to treat us as a domestic corporation for U.S. federal income tax purposes, this result is not entirely free from doubt. As a result, shareholders are urged to consult their tax advisors on this issue. The balance of this discussion (including the discussion in the section of this Annual Report entitled “Taxation – United States Federal Income Taxation”) assumes that we will be treated as a foreign corporation for U.S. federal income tax purposes.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be classified as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year during which a U.S. Holder (as defined in the section of this Annual Report captioned ‘‘Taxation – United States Federal Income Taxation – General’’) held our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries in 2010, we do not anticipate that we will be treated as a PFIC in 2010. Notwithstanding the foregoing, our view that we will not be treated as a PFIC in 2010 is not free from doubt because of, among other things, our significant cash position and uncertainties relating to the actual values of the other assets of us and our subsidiaries in 2010. Our actual PFIC status for any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for 2010 or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report captioned ‘‘Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.’’

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

As a result of the Redomestication Merger and Business Combination, China Cablecom Holdings succeeded to the registration of Jaguar’s common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which was suspended upon its listing on the NASDAQ Capital Market and re-instated through the filing of a registration statement on Form 8-A on July 28, 2011.

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

Pursuant to the Restructuring, the Company entered into a waiver agreement and consent with all note holders pursuant to which the note holders agreed to exchange approximately $47 million in aggregate principal amount of current debt obligations for an aggregate of $5.5 million in unsecured notes, $18 million in secured notes and 65,799,286 newly issued shares of Series A Convertible Preferred Shares, each share convertible into one ordinary share and representing in aggregate approximately 66.2% of the Company’s ordinary shares outstanding after the closing of the Restructuring and the private financing referred to below.

Until fourteen months after the issue date, principal on the new notes is subject to cancellation in the event that (i) the Company’s ordinary shares close at a daily volume weighted average price greater than $0.85 for 30 consecutive days with daily dollar volume of 500,000 or more and all of the conversion shares issuable upon conversion of the Series A Preferred Shares could have been sold by the noteholder during such 30 day period; or (ii) noteholders convert the Series A Convertible Preferred Shares into ordinary shares within 14 months after the issue date, such cancellation in proportion to the amount converted.  Since the Restructuring, an aggregate of $1,840,965 in principal amount of the secured notes and $365,205 in principal amount of the unsecured notes has been cancelled as a result of such conversions.

The unsecured and secured notes are due April 2016 and bear non-cash interest at 5% per annum payable semi-annually in the form of the Company’s Ordinary Shares valued at 95% of the volume-weighted average price for the 10 trading days prior to the required payment date.  Amortizing principal repayments with respect to both the unsecured and secured notes commence in 2012.

Private Financing

In October 2009, the Company also completed a private placement of $33 million in aggregate principal amount of 12% Senior Secured Notes (the “New Notes”) due October 2015. The holders of New Notes have been issued 23,158,080 Series B Convertible Preferred Shares, representing approximately 23.3% of the Company’s total outstanding ordinary shares after the Restructuring and issuance of the New Notes. Immediately following the issuance, the Company redeemed approximately $13.9 million of the New Notes, resulting in approximately $19.1 million of New Notes remaining outstanding.

The New Notes are due October 2015 and bear cash interest at 12% per annum payable semi-annually commencing October 2012.  Amortizing principal repayments with respect to the New Notes were commence in 2014 as a result of the redemption described above.

The net proceeds from the private financing were used to satisfy the Company’s remaining obligations to the Hubei SOE under its supplementary framework agreement.

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

Our registered office is located at Kingston Chambers, P. O. Box 173, Road Town, Tortola, British Virgin Islands.  Our principal executive office is located at Room 458, North Building, Wenjiao Plaza No. 1 Qingnian Dong Road, Jinan, People’s Republic of China 250001.  The telephone number of our principal executive office is (86) 531 8712-9000.

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

We are not aware of any legal impediments that may affect the renewal of the agreements with Binzhou SOE and to sign the new agreements with Hubei Chutian after the 30 years period under current PRC laws. In order for us to continue to derive the economic benefits from the operation of Binzhou Broadcasting and Hubei Chutian, it must renew these agreements with Binzhou SOE and sign new agreements with Hubei SOE after the first 30 year co-operation period. Binzhou Broadcasting operates a cable network with 477,439 paying subscribers as of December 31, 2010 and Hubei Chutian operates a cable network with approximately 1,270,253 paying subscribers as of December 31, 2010 . China Cablecom’s strategy is to replicate the acquisition by operating partnership model in other municipalities in the PRC and then introduce operating efficiencies and increase service offerings in the networks it has acquired.

The PRC Cable Industry

China is the world’s largest cable television market in subscriber volume. As of December 31, 2010, China had 175 million cable subscribers, including 86 million digital TV subscribers. We expect to benefit from the following additional trends affecting the PRC and the Chinese cable TV industry:

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

Video subscription services.  The majority of the revenues are currently generated from video subscription services and related installation fees. As of December 31, 2010, the two networks we operate served 1,747,692 paying subscribers. Subscribers typically pay Binzhou Broadcasting and Hubei Chutian on an annual basis and generally may discontinue services at any time. Monthly subscription rates were ranging from $1.86 to $2.33 for analog service and $3.72 to $4.35 for digital service.

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

Broadband Internet.  Binzhou Broadcasting and Hubei Chutian offer to residential, commercial and government broadband internet services. Key customers for cable internet access include new buildings and the government. As of December 31, 2010, the networks we operate had 26,095 broadband households, representing 1.5% of service penetration.

We operate cable network systems through Binzhou Broadcasting and Hubei Chutian as summarized in the table below:

	Binzhou Broadcasting	Hubei Chutian
Location	Shandong province, China	Hubei province, China
Number of networks	5	23
Subscribers (2010/2009)	477,439/482,016	1,270,253/1,191,679
Revenues (2010/2009)	$11.5 million/$10.5 million	$42.4 million/$35 million

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

Currently, there are several large cable operators in the PRC. The cable market is highly fragmented and the large operators are geographically centered. For example, Beijing GeHau, a cable operator with 4.5 million households, focuses its efforts in Beijing. Hangzhou Wasu, a cable operator with 1.0 million households, focuses its efforts in Hangzhou. The largest consolidator in the PRC is CITIC Guoan, or CITIC, with 22 million households. CITIC is a publicly listed company on the Shenzhen stock exchange and is diversified across several industries, including cable TV, real estate, energy and others. CITIC has focused its efforts in the Hunan and Jiangxi provinces; however, they do operate one local cable network, Weihai, in Shandong and Wuhan, the capital city of Hubei Province.

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

The chart below reflects the division of authority.

Assets of different SARFT
District & county
		Province SARFT	City SARFT (e.g.	SARFT (e.g.
	Central SARFT	(e.g. Shandong)	Binzhou, Jining)	Boxing/Binzhou)

Character	No direct access to households but strong power due to central authorities	No direct access to households	Direct access to households in its network	Direct access to households in its network

Networks	Backbone connected with province backbone	Backbone in the province, from city to city	Backbone in the city	Small networks

Channels – Broadcasters	CCTV	Province channels, satellite channels	Local channels, network center	Local channels, network center

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

In order to comply with the PRC’s regulations on private investment in the cable industry, China Cablecom operates its cable business in a joint venture with a local state-owned enterprise.  China Cablecom’s operations are conducted through direct ownership of China Cablecom Company Limited and HZNT and contractual arrangements with JYNT.  China Cablecom does not have an equity interest in JYNT, but instead has arranged for two nominees, Pu Yue, our CEO, and his wife, Liang Yuejing, to hold 95% and 5% equity interest in JYNT respectively on behalf of our subsidiaries, which structure is subject to a series of contractual arrangements.  China Cablecom Company Limited and HZNT, through these contractual arrangements with Pu Yue, Liang Yuejing and JYNT, contractually control and enjoy the economic benefits derived from JYNT.  Please see “PRC Corporate Structure”.

China Cablecom operates its cable business in two joint ventures: Binzhou Broadcasting, which is 49% owned by JYNT and 51% by Binzhou SOE, a PRC state-owned enterprise and Hubei Chutian, which is 49% owned by JYNT and 51% by Hubei SOE, a PRC state-owned enterprise.

Note:

① Pu Yue and Liang Yuejing own respectively 95% and 5% equity in JYNT.
②HKZ and HZNT can contractually control JYNT through the contractual arrangement. Please see “Organizational Structure”.

We do not directly or indirectly have an equity interest in JYNT, but HZNT and HKZ, our wholly owned subsidiaries, have entered into a series of contractual arrangements with JYNT and its shareholders. As a result of the following contractual arrangements, we control and are considered the primary beneficiary of JYNT and, accordingly, we consolidate JYNT’s results of operations in our financial statements.  The following is a summary of the currently effective contracts among our wholly owned subsidiaries HZNT and HKZ, our VIE JYNT, and the VIE’s two nominee shareholders, Pu Yue and Liang Yuejing.

●
Loan Agreements: pursuant to loan agreements dated June 30, 2007, HKZ extended loans of RMB 484,500 and 25,500 respectively to Pu Yue and Liang Yuejing.  Upon the occurrence of an event of default or otherwise, HKZ may at its discretion, issue a repayment notice to Pu Yue and/or Liang Yuejing requesting repayment of all or any portion of the loans (as applicable).  Pu Yue and Liang Yuejing may only repay the loan by transferring their equity interests in JYNT to HKZ or HKZ’s designees within 5 business days.

●
Exclusive Service Agreements: pursuant to exclusive service agreements between JYNT and HZNT, JYNT engages HZNT to be its sole and exclusive provider of management, consulting, training and technical services.  Service fees are to be paid monthly by JYNT to HZNT in an amount equal to JYNT’s net profits minus the profit to be retained by JYNT as determined by a reputable CPA agreed to by both parties.  The exclusive service agreements shall continue indefinitely unless terminated by HZNT with 30 days’ prior written notice or by a non-breaching party after the breaching party has not rectified the breach for within 30 days of its receipt of notice from the non-breaching party. As of December 31, 2010, JYNT has not paid any service fees to HZNT, since JYNT, as a passive company, had not received any dividends from the two joint ventures, Binzhou Broadcasting and Hubei Chutian by the end of 2010.  On the contrary, JYNT incurred a loss of $63,900 in fiscal year 2010.

●
Equity Option Agreements: pursuant to equity option agreements dated July 20, 2007, the shareholders of JYNT have granted HZNT an exclusive and irrevocable option to purchase all or part of their equity interests in JYNT at any time.  The option may only be terminated by mutual consent or at the direction of HZNT.  HZNT may exercise this option at any time until it has acquired all equity interests of JYNT and it can set off the purchase price against the loan repayment under the loan agreement.  The shareholders of JYNT covenant that they will not approve any plan by JYNT to distribute dividends or otherwise seek to influence JYNT’s management, and must approve any action requested by HZNT in writing to the extent permitted by law.

●
Equity Pledge Agreements: pursuant to equity pledge agreements entered into between HZNT and each of Pu Yue and Liang Yuejing, respectively, dated July 20, 2007, Pu Yue and Liang Yuejing pledge their entire equity interests in JYNT to guarantee JYNT’s payment obligation under the exclusive service agreement between JYNT and HZNT, and the loan agreement, and their performance of their own obligations under the Option Agreement.  HZNT is entitled to (i) collect dividends and other distributions, if any, arising from the pledged equity interests; and (ii) in an event of default, freely sell the pledged equity interests and collect the proceeds therefrom.  Without HZNT’s consent, the shareholders of JYNT may not (i) transfer or pledge their equity interests in JYNT, (ii) receive any dividends, loan interest or other benefits from JYNT, or (iii) make any material adjustment or change to JYNT’s business or operations. We have duly signed the equity pledge agreements, but have not yet registered the equity pledges under the equity pledge agreements with the local competent branch of the State Administration for Industry and Commerce.  Thus, the equity pledge agreements are contractually binding but the equity pledges thereunder have not yet been validated. Please see “Risk Factor - Risks Relating to Our Corporate Structure”.

●
Power of Attorney: pursuant to a power of attorney signed by Pu Yue and Liang Yuejing, Pu Yue and Liang Yuejing appointed HKZ’s designee as their attorneys-in-fact to exercise all voting rights as shareholders of JYNT, including the ability to vote as a shareholder of JYNT, sell or transfer their equity interest in JYNT and designate and appoint the directors, general manager, chief financial officer and other senior officers of JYNT.  This power of attorney is effective until the earlier of 2027 or the termination of the loan agreement between HKZ and the two nominee shareholders.

Property, plant and equipment

D.        Binzhou Broadcasting has 310 employees working in one headquarter facility and 5 operating subsidiary facilities located in Boxin, Huiming and Zoupin counties and in Binzhou city. Hubei Chutian has 3,248 employees working in one headquarter facility located in Wuhan city and 23 subsidiary facilities in Hubei Province. Our property, plant and equipment mainly include the following:

•	Fiber infrastructures: fiber cable laid underground or laid through poles across urban and suburban areas;

•	Electronic equipment: distribution amplifier, decoders, mixers and fiber substations, etc., which changes the fiber signal to electric signals that can be distributed to householders’ TV sets; and

•	Headend facilities: distributes Cable TV signals.

We  invested $30 million, through vendor financing and operating cash flows, in 2010 on upgrading the networks and on digital TV set-up-boxes (“STB”) and related electronic equipment to convert 300,000 existing subscribers to digital subscribers.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

China Cablecom Ltd., a British Virgin Islands company, was incorporated on October 6, 2006. On April 9, 2008, China Cablecom Ltd. and Jaguar Acquisition Corporation (“Jaguar”), a special purpose acquisition company, completed both the previously announced redomestication merger of Jaguar in the British Virgin Islands as China Cablecom Holdings and the concurrent business combination merger with China Cablecom Ltd.

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

China Cablecom Ltd. is the 100% shareholder of China Cablecom Company Limited, formerly known as Hong Kong Zhongyouxiantong Co., Ltd. (“HKZ”), incorporated in Hong Kong on May 22, 2007. HKZ owns 100% of Heze Cablecom Network Technology Co., Ltd (“HZNT”) incorporated under the laws of the PRC on October 9, 2007. We are also the primary beneficiary of the following Variable Interest Entities (“VIE”) as defined under FASB ASC 810-10:

•	Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”) incorporated under the laws of the PRC on July 16, 2007.

•	Binzhou Broadcasting and Television Information Network Co., Ltd. (“Binzhou Broadcasting”) incorporated under the laws of the PRC on September 10, 2007.

•	Hubei Chutian Video Communication Network Co., Ltd. (“Hubei Chutian”) incorporated under the laws of the PRC on May 15, 2008.

On October 1, 2007, JYNT entered into an operating partnership through a joint venture with its partner Binzhou SOE, called Binzhou Broadcasting.  Binzhou SOE agreed to contribute all of the inventory and property, plant and equipment of Binzhou PRC along with all of their cable business operations in the PRC in exchange for a 51% equity interest in Binzhou Broadcasting. JYNT agreed to acquire the remaining 49% equity interest in Binzhou Broadcasting, as well as receive 60% of the economic benefits in Binzhou Broadcasting, through an exclusive 11% service agreement, for total consideration of approximately $26.5 million. JYNT had only contributed $10 million to Binzhou Broadcasting and there was a further capital contribution of $16.5 million which had been due but not yet settled. This exclusive service agreement provides marketing, strategic consulting and technical support and services for 11% of the net profits of Binzhou Broadcasting. Binzhou SOE receives 40% of the economic benefits or net profits of Binzhou Broadcasting for its interest in the joint venture.

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

Fiscal year ended 2010 compared to fiscal year ended 2009

Revenue

During the fiscal year ended  December 31, 2010, our revenues were $53.9 million, which is an increase of $8.3 million, or 18%, compare to the same period of 2009. The increase was attributable to the organic growth of paying subscribers and the increase of average ARPU resulting from rapid digitalization of television services. As of December 31, 2010, the Company had more than 1.7 million paying subscribers, who pay on average $1.67 to $2.45 per month.

Cost of revenue

Cost of revenue for the year ended December 31, 2010 was $40 million, an increase of $10.1 million or 34%, from $29.9 million for the year ended December 31, 2009. The increase was attributable to higher depreciation cost on set-up-boxes for digital subscribers.

Cost of revenue includes maintenance costs; depreciation expense related to network property, plant and equipment; and costs associated with maintenance and construction projects including replacing cable TV boxes at subscriber’s homes, troubleshooting cable TV problems, and occasionally digging up cable lines to determine network problems. Also included in cost of revenues are salaries and related employee costs for the maintenance of employees, including temporary staff.

Gross Profit

As a percentage of net sales, gross margin was 26% for the year ended December 31, 2010 compared to 34% for the year ended December 31, 2009.

The decrease in gross profit percentage is primarily due to the higher depreciation costs with the addition of electronic equipment (including set-up-boxes) with shorter estimated useful life than other property, plant and equipment.

Selling expenses.

Selling and marketing expenses are not significant because of the nature of cable TV in the PRC.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2010 were $24.5 million, an increase of $1.9 million from $22.6 million for the year ended December 31, 2009. General and administrative expenses consist primarily of amortization of intangible assets and deferred offering costs, and salary and welfare expenses in administrative functions such as human resources, finance and senior management.

Amortization expenses for the year ended December 31, 2010 were $3.2 million, including amortization of intangible assets of $2.8 million and amortization of deferred financing costs of $0.4 million. Intangible assets with a definite useful life are amortized using the straight line method over the estimated economic life of the intangible assets. For the subscriber base, the useful life is 10 years while the cable operating license is 20 years.

Interest expenses

Interest expense for the year ended December 31, 2010 was $4.4 million, a decrease of $5.6 million from $10 million for the year ended December 31, 2009. The significant decrease of interest expenses was a result of the debt restructures completed in 2009.

Impairment loss on intangible assets

We performed a valuation by an external appraiser on the intangible assets on December 31, 2010. An impairment loss of $13.3 million was charged to the income statement.

Loss from operations before non-controlling interest

Loss from operations before non-controlling interest for the year ended December 31, 2010 was $27 million, a decrease of $29.2 million, from $56.2 million for the year ended December 31, 2009.  China Cablecom suffered a one time loss on intangible assets impairment of $13.3 million. In 2009, the Company incurred a loss on debt extinguishment of $39.7 million

Liquidity and Capital Resources

As of December 31, 2010, the Company had cash and cash equivalents in the amount of $14.5 million, of which $13.6 million were Binzhou Broadcasting and Hubei Chutian’s working capital, which are sufficient for their operation.

As of December 31, 2010, the Company had cash and cash equivalents approximately $0.9 million available for investment and corporate overhead. As we discussed under the risk factor - We must make significant intercompany loans to Binzhou Broadcasting to preserve our consolidation of the operating results of Binzhou Broadcasting for financial reporting purposes, we are required to seek additional financing and to amend or modify the terms of our existing debt to meet the obligations of providing loan financial to Binzhou Broadcasting. The amount of the required financing is approximately $16.5 million.

As of December 31, 2010, we had following obligations:

●	$4.2 million unsecured notes with 5% annual interest rate. The repayment was scheduled in 8 installments to be paid every 6 months starting from October 15, 2012
●	$16.2 million secured notes with 5% annual interest rate. The repayment was scheduled in 7 installments to be paid every 6 months starting from October 15, 2012.
●	$19.1 million ($10.7M after discount) Senior Secured Notes with 12% annual interest rate. The repayment was scheduled in 6 installments to be paid every 6 months starting from October 15, 2012.
●	$19.3 million due to Binzhou SOE which is to be paid over a 20-year period.
●	$66.1 million due to Hubei SOE of which $26.8 million is repayable on demand and $39.3 million does not have a fixed repayment date.

Capital expenditures

Capital expenditures, excluding the assets acquired under the assets transfer agreements with Binzhou SOE and Hubei SOE, for 2010 and 2009 were approximately $35 million and $28 million. The vast majority of these expenditures related to digital set-up boxes, underground fiber cable and related distribution equipment necessary to decode and send electric signals to household TV sets.

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

Tabular disclosure of contractual obligations

The following table summarizes our contractual commitments as of December 31, 2010 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

			Payments due by period
US$ Million	Total	Less than one year	1-3 years	3-5 years	More than 5 years

Long-term Debt Obligations	31.0	-	5.1	22.3	3.6

Capital (Finance) Lease Obligations	-	-	-	-	-

Operating Lease Obligations	-	-	-	-	-

Purchase Obligations	-	-	-	-	-

Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	85.3	26.7	-	-	58.6

Total	116.3	26.7	5.1	22.3	62.2

Recent Accounting Pronouncements

ASC 810. We adopted ASC 810 on January 1, 2010, which amended the consolidation guidance for variable-interest entities include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity.  The adoption did not have an impact on the Company’s financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-09 “Subsequent Events (Topic 855)” allowing SEC filers to remove the date through which subsequent events have been reviewed. ASU 2010-09 became effective upon issuance, and the adoption of this guidance did not have a material impact on CTHG Group’s financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our board of directors and executive officers are as follows:

Name	Age	Position
Clive Ng	48	Director and Executive Chairman
Pu Yue	38	Chief Executive Officer
Sikan Tong	38	Chief Financial Officer
Kerry Propper	35	Director
Richard Eu (1)	63	Independent Director
Shan Li (2)	47	Independent Director
Emmanuel J. Olympitis (3)	62	Independent Director
Mark Nordlicht	43	Independent Director
Robi Hartman	50	Independent Director
Jacob Weiss	54	Independent Director

(1)	Mr. Eu resigned from his position as an independent director of the Company on June 23, 2011.

(2)	Mr. Li resigned from his position as an independent director of the Company on June 20, 2011.

(3)	Mr. Olympitis resigned from his position as an independent director of the Company on June 27, 2011.

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

Richard Eu was our Independent Director from May 2008 until June 2011. He is Group CEO of Eu Yang Sang International Ltd, an investment holding company that engages in the manufacture, distribution, and sale of Chinese herbs, Chinese proprietary medicines, and health foods. He Serves on the boards of the Hong Kong Singapore Business Association, Broadway Industrial Group Limited, Harry’s Holdings Ltd and Governing Council for the Singapore Institute of Management. He has Leadership and management expertise through his appointments at Haw Par Brothers International Ltd, Dataprep Group, Metro Holdings Ltd and Intervest Capital Management Pte Ltd, among many other companies.

Shan Li was our independent director from October 2007 until June 2011. Mr. Li is a founding principal of San Shan Capital Partners, a Hong Kong-based private equity firm focusing on asset-based alternative investments in the Greater China region where he has been employed since November 2005. From April 2001 until October 2005, Dr. Li was the Chief Executive Officer of Bank of China International Holdings (“BOCI”). Prior to joining BOCI and from 1999, Dr. Li was the managing director and head of China investment banking at Lehman Brothers, from April 1998 to September 1999 he was the Deputy Head of the Investment Bank Preparation Committee at the China Development Bank. From November 1993 to April 1998, Dr. Li was the Executive Director of Investment Banking and Economic Research at Goldman Sachs and from April 1993 until October 1993, he was an Associate of Global Foreign exchange trading at Credit Suisse First Boston. Dr. Li is Vice Chairman of China Overseas-Educated Scholars Development Foundation and a regular commentator and author of various influential local and international mass media and publications on areas concerning China’s economic development policy. He is deputy head of the National Center of Economic Research and a member of the board of alumni at Tsinghua University in Beijing. Mr. Li holds a B.E. in management information systems from Tsinghua University, an M.A. in economics from University of California at Davis and a Ph.D. in economics from Massachusetts Institute of Technology.

Emmanuel J. Olympitis was our independent director from October 2009 until June 2011.  Mr. Olympitis currently serves as Executive Chairman of Petrocapital Resources Plc., a UK-listed company with investments in the oil sector. He is also a non-executive Director of Canoel International Energy Ltd., a Toronto-listed exploration oil and gas company. From 1999 to 2004, Mr. Olympitis was formerly Executive Chairman of Pacific Media Plc., a London Stock Exchange listed retail, media, and e-commerce company focused on Asia. Previously, he held numerous executive positions including Group Chief Executive of Aitken Hume International Plc., a London Stock Exchange listed banking, insurance and fund management group. Subsequently, Mr. Olympitis was Executive Chairman and Managing Director of Johnson & Higgins Ltd., during which time the company won the Queens Award for Exports in 1994. Mr. Olympitis’ background includes investment banking where he was appointed head of all Eurodollar syndicated loan activities for Bankers Trust International Limited in London. There he served as Executive Director where he managed international initiatives of several billion dollars into South America, Greece and Eastern Europe. More recently, he has held positions as a non-executive Director and member of Audit Committees on several UK-listed companies including Matica Plc., Secure Fortress Plc., Bulgarian Land Development Plc., Norman 95 Plc., and served as Chairman for Bella Media Plc.

Mark Nordlicht brings over 20 years of experience in the investment industry and is responsible for oversight of all trading, asset allocation and risk management of Platinum Partners Value Arbitrage Fund, L.P.  From 1997 to 2001, Mr. Nordlicht was a Founder and Managing Partner of West End Capital, a New York based money management firm.  From 1991 to 2000, Mr. Nordlicht founded and acted as general partner for Northern Lights Trading, a proprietary options firm based in New York which employed traders in the cotton, coffee, natural gas, crude oil, gold, and silver option trading pits. Mr. Nordlicht graduated from Yeshiva University with a B.A. in Philosophy.

Robi Hartman has over 27 years as entrepreneur and executive in leading technology companies and vast experience in public markets, fundraising, M&A, finance and accounting. Most recently, Mr. Hartman serves as Chief Executive Officer for West End Technology Investments Ltd., a private advisory and investment company. From 2004 to 2010, he was the Vice-Chairman of Teledata Networks, Ltd., a leading global provider of innovative Access Network solutions and products for telecom service providers. From 1999 to 2006, he was founder and Chairman of StoreAge Networking Technologies, Ltd. and from 1998 to 2008 he was Chairman and Chief Executive Officer of IIS Intelligent Information Systems Ltd. (IISLF.OB), a company engaged in the development, manufacturing, marketing and service of data communication and intelligent peripheral products targets at International Business Machines (“IBM”). Mr. Hartman has an MBA from Bentley College.

Jacob Weiss, CPA, comes from a background of 30 years in the financial field spanning across high-tech, consumer goods and services. He has served as Chief Financial Officer and Executive Vice President of Power Paper Ltd., a leading provider of micro-electric patch solutions to the cosmetic and pharmaceutical industries. From 2006 to 2007, he was a Chief Financial Officer to Executive Financial Services Consultants, providing high-level financial, legal and fundraising services. Mr. Weiss was Chief Financial Officer and Executive Vice President of SmarTeam Corporation, Ltd. a subsidiary of Dassault Systemes (NASDAQ: DASTY), a multinational multibillion software sales company. He received his BA and MBA from Bar-Ilan University in Israel.

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of eight persons for the year ended December 31, 2010 was approximately RMB5,000,000. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

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

Name	Appointed on
Clive Ng	October 2006
Kerry Propper	October 2007
Mark Nordlicht	November 2010
Robi Hartman	November 2010
Jacob Weiss	November 2010

Board Committees

Due to the recent resignations of Emmanuel J. Olympitis, Richard Eu and Shan Li, we currently do not have an Audit Committee, Nominating and Corporate Governance Committee or Compensation Committee.

D.	Employees

We had 3,568 and 3,564 employees as of December 31, 2009 and 2010, respectively. As of December 31, 2010, we had 3,564 employees, including 2,182 in customer service, 403 in maintenance and engineering and 979 in administration. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E.	Share Ownership

See Item 7.A below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information with respect to the beneficial ownership of the ordinary shares as of July 27, 2011 by each person who beneficially owns more than 5% of ordinary shares and each officer, each director and all officers and directors as a group.

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

			Approximate
	Amount and Nature		Percentage of
	of Beneficial		Outstanding
Name and Address of Beneficial Owner(1)	Ownership		Ordinary Shares
Clive Ng(2)	370,000	(3)	2.7%
Pu Yue(4)	—		0%
Sikan Tong	—		0%
Kerry Propper(5)	83,888	(6)	*
Robi Hartman	—		0%
Jacob Weiss)	—		0%
Mark Nordlicht(7)	1,039,527		7.6%
All directors and executive officers as a group (six individuals)	1,493,415		10.9%
Platinum Partners Value Arbitrage Fund L.P.(8)	1,000,498		7.3%

* Less than one percent

(1)	Unless otherwise indicated, the business address of each of the individuals is Suite 4612, Tower 1, Plaza 66, No.1266 Nanjing West Road, 200040, People’s Republic of China.

(2)	The business address for Mr. Ng is 80 Broad Street, 5th Floor, New York, NY 10004.

(3)
After giving effect to delivery of 130,000 ordinary shares by the shareholder pursuant to the terms of a settlement agreement. See “Settlement Agreement with China Broadband”. Excludes 378,889 ordinary shares which are subject to voting agreements China Cablecom Holdings and Mr. Ng entered into with certain shareholders who were issued shares of China Cablecom Holdings in connection with the Business Combination. Pursuant to the voting agreements, such shareholders agreed, for a period of three years following the Business Combination, to vote their shares in favor of the Board nominees presented at a meeting of stockholders. Mr. Ng. disclaims beneficial ownership of the shares held by such shareholders. Does not include up to 2,506,667 shares that can be earned in connection with the grant of the Performance Shares.

(4)	The business address for Mr. Pu is Room 458, North Building, Wenjiao Plaza, No. 1 Qingnian Dong Road, Jinan, People’s Republic of China, 25000.

(5)	The business address of Mr. Propper is Chardan Capital Markets, LLC, 17 State Street, Suite 2575, New York, New York 10004.

(6)	Includes 15,833 shares issuable upon exercise of warrants. Does not include 66,667 shares that can be earned in connection with the grant of the Performance Shares.

(7)
The business address for Mr. Nordlicht is 152 West 57th Street, 4th Floor, New York, New York 10019.  Includes 39,029 ordinary shares held by Platinum Partners Liquid Opportunity Master Fund L.P. (“PPLO”) and 1,000,498 ordinary shares owned by Platinum Partners Value Arbitrage Fund LLP (“PPVA”). Mr. Nordlicht is the Chief Investment Officer of PPLO and PPVA and may be deemed to be a beneficial owner of all the ordinary shares directly or indirectly held by PPVA and PPLO.  This information was derived from a Schedule 13D filed on March 7, 2011.

(8)
The business address for Platinum Partners Value Arbitrage Fund LLP (“PPVA”) is 152 West 57th Street, 4th Floor, New York, New York 10019.  The number of shares beneficial owned by PPVA exclude ordinary shares underlying 10,991,685 Series A Convertible Preferred Shares and 1,169,600 Series B Convertible Preferred Shares.  The holder of such Preferred Shares may not convert any of the Preferred Shares to the extent that such conversion would result in the holder and its affiliates together beneficially owning more than 4.99% of the outstanding ordinary shares, except on 61 days’ prior written notice to the company that the holder waives such limitation.  Platinum Management (NY) LLC, as the investment manager, and Platinum Partners Value Arbitrage, LP, as the general partner are deemed to beneficially own the ordinary shares owned by PPVA.  Mr. Mark Nordlicht, one of our directors, as the controlling person of PPVA is deemed to be the beneficial owner of the ordinary shares owned by PPVA and has the sole power to vote or direct the vote of the shares owned by PPVA. This information was derived from a Schedule 13D filed on March 7, 2011.

B.	Related Party Transactions

We have not, during the three most recently completed financial years and the subsequent period up to the date of this Annual Report, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is held or significantly influenced by any of the foregoing individuals, except as indicated below:

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

In July 2011, Platinum Partners Value Arbitrage Fund LP (“Platinum”) issued us a promissory note in the amount of $389,651.73 (the “Note”).  The Note is due on November 15, 2011 or on demand together with interest on the unpaid principal balance of the Note from July 15, 2011 until paid at 8% per anum.  Mark Nordlicht, a member of our board of directors, is the chief investment officer of Platinum.

On April 28, 2011, the Company issued 351,852 ordinary shares to Platinum for an aggregate purchase price of $94,500.  Mark Nordlicht, a member of our board of directors, is the chief investment officer of Platinum.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The Company’s consolidated financial statements are stated in U.S dollars and are prepared in accordance with US GAAP.

Audited Financial Statements

Our consolidated financial statements for the years ended December 31, 2009 and 2010 as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

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

Our ordinary shares, are quoted on the Nasdaq Capital Market under the symbol CABL.  The closing price for the securities on July 27, 2011, the most recent trading day practicable before the date of this Annual Report, was $0.195. On July 18, 2011, we notified the Nasdaq Capital Market that we were effecting a voluntary delisting and on July 28, 2011 filed a Form 25 with the SEC in this connection. The effectiveness of the voluntary delisting will be ten days from July 28, or August 8, 2011.

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

On March 1, 2010, we announced that effective April 4, 2010, our units will be separated into its component securities, consisting of one ordinary share and two warrants. As a result, beginning April 4, 2010, the Units and Warrants ceased trading. The warrants expired on April 4, 2010 and the reverse stock split was applied to each ordinary share resulting from the expired unit.

The Company expects that upon the voluntary delisting of its ordinary shares from the NASDAQ Capital Market, such shares will commence quotation on the OTC Bulletin Board (OCTBB).

	Ordinary Shares
	High	Low
	(US$)	(US$)
2008
First Quarter	22.35	19.29
Second Quarter	19.05	17.70
Third Quarter	21.00	6.51
Fourth Quarter	7.65	1.77
2009
First Quarter	2.61	0.45
Second Quarter	5.82	0.78
Third Quarter	4.14	1.14
Fourth Quarter	3.30	1.41
2010
First Quarter	2.37	1.40
Second Quarter	1.68	0.77
Third Quarter	0.83	0.36
Fourth Quarter	0.80	0.44
2011
First Quarter	0.60	0.38
Second Quarter	0.43	0.21
Third Quarter (through July 22)	0.28	0.16

Holders of ordinary shares should obtain current market quotations for their securities. There can be no assurance that a trading market will develop for these securities.

Status of Outstanding Ordinary Shares.  As of July 27, 2011, we had a total of 13,693,780 ordinary shares issued and outstanding.

Holders.  As of July 27, 2011 there were, of record, 42 holders of ordinary shares. We believe the number of beneficial holders of each of these securities is significantly greater than the number of record holders.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares, are quoted on the Nasdaq Capital Market under the symbols CABL.

On March 1, 2010, we announced that effective April 4, 2010, our units (CABLU) will be separated into its component securities, consisting of one ordinary share (CABL) and two warrants. As a result, beginning April 4, 2010, the Units  (CABLU) and Warrants (CABLW) ceased trading. The warrants expired on April 4, 2010 and the reverse stock split was applied to each ordinary share resulting from the expired unit.

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

During the fiscal years ended December 31, 2009 and 2010, the Company has not entered into any material agreements which are not described elsewhere in this Annual Report.

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

The following is a summary of the material British Virgin Islands and U.S. federal income tax consequences of owning and disposing of our ordinary shares.  As used in this discussion, references to “we,” “us,” “our” or the “Company” refer only to China Cablecom Holdings, Ltd.

British Virgin Islands Tax Considerations

The Government of the British Virgin Islands, will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders.  The British Virgin Islands are not party to any double taxation treaties.

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

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

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

A beneficial owner of our ordinary shares that is described above is referred to herein as a “U.S. Holder.”  If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not discuss the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares.  Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of our ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of our ordinary shares will be in U.S. dollars.

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

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), although we do not intend to calculate such earnings and profits. Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2013, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “—Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law (“EIT Law”), we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (2) we are not a PFIC, as discussed below, for either the taxable year in which such  dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Capital Market.  While our ordinary shares are currently listed and traded on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares. For taxable years beginning on or after January 1, 2013, the regular U.S. federal income tax rate applicable to such dividends currently is scheduled to return to the regular U.S. federal income tax rate generally applicable to ordinary income.

If a PRC income tax applies to any cash dividends paid to a U.S. Holder on our ordinary shares, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such dividends, a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 20% for taxable years beginning on or after January 1, 2013). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC income tax applies to any gain from the disposition of our ordinary shares by a U.S. Holder, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such gain, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries in 2010, we do not expect that we will be treated as a PFIC for 2010.  Notwithstanding the foregoing, our view that we will not be treated as a PFIC in 2010 is not free from doubt because of, among other things, our significant cash position and uncertainties relating to the actual values of the other assets of us and our subsidiaries in 2010. Our actual PFIC status for any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance in respect to our status as a PFIC for 2010 or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules in respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

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

If a U.S. Holder has made a QEF election in respect to our ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such ordinary shares or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime in respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a “purging election” in respect to such ordinary shares. A purging election generally creates a deemed sale of such ordinary shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ordinary shares by the gain recognized and also will have a new holding period in its ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election in respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is traded on a national securities exchange that is registered with the Securities and Exchange Commission (including the Nasdaq Capital Market) or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.  While our ordinary shares are currently listed and traded on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election in respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available in respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

Under recently enacted legislation, a U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends, and capital gains from the sale or other taxable disposition of our ordinary shares, subject to certain limitations and exceptions.  U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Cash dividends paid (or deemed paid) to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other taxable disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, pursuant to recently enacted legislation, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2013), generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

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

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at Room 458, North Building, Wenjiao Plaza, No. 1 Qingnian Dong Road, Jinan, People’s Republic of China ,250001.

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

(a)	Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2010. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2010 were effective and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)	Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financials reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has identified certain material weaknesses in connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2010 and have thus concluded that our internal controls over financial reporting were not effective. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

This material weakness and control deficiency identified primarily related to lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP.

The persons responsible for the preparation of our books and records and financial statements, principally our Chief Financial Officer, Sikan Tong, and the accountants under his supervision, do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, Mr. Tong and the other accountants do not hold a license such as Certified Public Accountant in the US., have not attended U.S. institutions or extended educational programs that would provide a sufficient relevant education in U.S. GAAP, and most of their US. GAAP audit experience, if any, primarily consists of audits of subsidiary financial information that supports or is included in the U.S. GAAP financial statements of parent registrants. The fact that we hired consultants to assist us in assessing our internal control over financial reporting does not mitigate the fact that the accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

 Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy the weakness and deficiencies, including (1) hiring additional accounting personnel with understanding of U.S. GAAP and experience with SEC reporting requirements, and (2) providing external and internal training to our accounting personnel. However, the implementation of these measures may not fully address this material weakness and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our equity and/or debt may be adversely impacted.

Because of its inherent limitations, any system of internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financing reporting due to rules of the SEC for a non-accelerated filer that permit us to provide only management’s report in this annual report.

(c)	Attestation report of the register public accounting firms

Not applicable.

(d)	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Due to the recent resignations of all of its members, we do not currently have an audit committee.

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

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2009 and 2010 by UHY Vocation HK CPA Limited, the Company’s principal accounting firm.

Accountant Fees and Services	2009	2010
Audit Fees	$324,300	$283,290
Audit Related Fees	20,000	31,000
	$344,300	$314,290

Audit Fees

The audit fees for the years ended December 31, 2009 and 2010, respectively, were paid for professional services rendered for the audits of our consolidated financial statements, quarterly reviews, consents, and assistance with review of documents filed with the SEC.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with US GAAP.

ITEM 18.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibit
1.1	China Cablecom Holdings Amended and Restated Memorandum of Association
1.2	China Cablecom Holdings Amended and Restated Articles of Association
2.1 (1)	Specimen Unit Certificate
2.2 (1)	Specimen Ordinary Share Certificate
2.3 (1)	Form of Unit Purchase Option
2.4 (1)	Form of Warrant
2.5 (2)	Form of Warrant Agreement
4.1 (1)	The China Cablecom Holdings 2007 Omnibus Securities and Incentive Plan
4.2 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and James S. Cassano
4.3 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Kerry Proper
4.4 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Jonathan Kalman
4.5 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Clive Ng
4.6 (1)	Incentive Share Agreement between China Cablecom Holdings and James S. Cassano
4.7 (1)	Incentive Share Agreement between China Cablecom Holdings and Kerry Proper
4.8 (1)	Incentive Share Agreement between China Cablecom Holdings and Jonathan Kalman
4.9 (1)	Form of Consulting Agreement between China Cablecom Holdings and China Cablecom Holdings Limited, a Cayman Islands limited company
4.10 (1)	Form of Employment Agreement between China Cablecom Holdings and Clive Ng
4.11 (1)	Promissory Note from China Cablecom to Jaguar in the initial principal amount of $475,000
4.12 (1)	Purchase Agreement, dated as of September 19, 2007, by and among China Cablecom Ltd. and the entities listed on the Schedule of Investors attached thereto as Schedule I
4.13 (1)	Form of First Closing Promissory Note
4.14 (1)	Registration Rights Agreement, dated September 19, 2007, by and among China Cablecom Ltd. and the entities listed on the Schedule A attached thereto
4.15 (1)	Share Pledge Agreement, dated as of September 19, 2007, by Clive Ng in favor of the persons and entities listed on the Schedule of Investors attached thereto as Schedule III
4.16 (2)	Form of Registration Rights Agreement among the Registrant and the Initial Stockholders
4.17(2)	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Stockholders
4.18 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Jonathan Kalman
4.19 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and C. Richard Corl
4.20 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and James S. Cassano

Exhibit Number	Description of Exhibit
4.21 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and John J. Hoey
4.22 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and William J. Westervelt, Jr.
4.23 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and David W. Tralka
4.24 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Robert Moreyra
4.25 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Peter Collins
4.26 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Sapphire Canyon Investments LLC
4.27 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Corl LLC
4.28 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and JSC Group Holdings LLC
4.29 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and PA Holdings, LLC
4.30 (1)	Framework Agreement by and between Binzhou Broadcasting and Television Network Co., Ltd. and Jinan Youxiantong Network Technology Co., Ltd., August 2007
4.31 (1)	Asset Transfer Agreement by and between Binzhou Broadcasting and Television Network Co., Ltd. and Binzhou Broadcast and Television Information Network Co., Ltd., September 2007
4.32 (1)	Exclusive Service Agreement between Binzhou Broadcasting and Television Network Co., Ltd. and Binzhou Broadcast and Television Information Network Co., Ltd., September 2007
4.33 (1)	Technical Services Agreement between Binzhou Broadcast and Television Information and Network Co., Ltd. and Jinan Youxiantong Network Technology Co., Ltd., September 2007
4.34 (1)	Equity Option Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Liang Yue Jing, July 2007
4.35 (1)	Equity Option Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Pu Yue, July 2007
4.36 (1)	Equity Pledge Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Lian Yue Jing, July 2007
4.37 (1)	Equity Pledge Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Pu Yue, July 2007
4.38 (1)	Loan Agreement by and between China Cablecom Co. Ltd. (Hong Kong) and Liang Yue-Jing, June 2007
4.39 (1)	Loan Agreement by and between China Cablecom Co. Ltd. (Hong Kong) and Pu Yue, June 2007
4.40 (1)	Power of Attorney granted by Lian Yue Jing, July 16, 2007
4.41 (1)	Power of Attorney granted by Pue Yue, July 16, 2007
4.42 (1)	Trustee Arrangement Letter, by and between China Cablecom Co., Ltd. (Hong Kong) and Lian Yue Jing, June 30, 2007
4.43 (1)	Trustee Arrangement Letter, by and between China Cablecom Co., Ltd. (Hong Kong) and Pu Yue, June 30, 2007
4.44 (1)	Supplementary Agreement to the Framework Agreement, by and between Binzhou Broadcasting and Television Network, Co., Ltd. and Jinan Youxiantong Network Technology Co. Ltd., dated August 6, 2007
4.45 (3)
Settlement Agreement by and between China Broadband, Inc., China Broadband, Ltd., China Broadband, Inc., Stephen P. Cherner, Maxim Financial Corporation, Mark L. Baum, BCGU, LLC, Mark I. Lev, Wellfleet Partners, Inc., Pu Yue, Clive Ng, Chardan Capital Markets, LLC, Jaguar Acquisition Corporation and China Cablecom Holdings, Ltd. dated January 9, 2008

4.46 (1)	Form of Voting Agreement by and between Jaguar Acquisition Corporation, China Cablecom Holdings, Ltd., Certain Shareholders of Jaguar Acquisition Corporation and Clive Ng.
4.47 (1)	Form of Employment Agreement by and between China Cablecom Holdings, Ltd. and Pu Yue.
4.48 (4)	Unit Purchase Option Clarification Agreement dated as of January 30, 2008 by Jaguar Acquisition Corporation.
4.49 (4)	Warrant Clarification Agreement dated January 30, 2008 by and between Jaguar Acquisition Corporation and Continental Stock Transfer & Trust Company.

Exhibit Number	Description of Exhibit
4.50 (5)	Offshore Loan Agreement between China Cablecom and Rich Dynamic Limited, dated June 10, 2008.
4.51 (6)	Offshore Loan Agreement between China Cablecom and Rich Dynamic Limited, dated July 29, 2008.
4.52 (7)	Onshore Loan Agreement between Dong Wanling and JYNT, dated June 10, 2008.
4.53 (8)	Onshore Loan Agreement between Dong Wanling and JYNT, dated June 10, 2008.
4.54	Supplement to Framework Agreement dated September 29, 2009
4.55	Form of Hubei Chutian Loan Agreement dated September 29, 2009
4.56	Subscription Agreement dated October 9, 2009
4.57	Form of New Note
4.58	New Notes Security Agreement
4.59	Senior Secured Subsidiary Guaranty
4.60	Collateral Agent Agreement
4.61	Intercreditor Agreement dated October 9, 2009
4.62	Warrant for Chardan Capital Markets LLC
4.63	Secured Notes Exchange and Waiver Agreement dated October 9, 2009
4.64	Form of New Junior Secured Notes
4.65	Junior Secured Security Agreement dated October 9, 2009
4.66	Junior Secured Subsidiary Guaranty dated October 9, 2009
4.67	Unsecured Notes Exchange and Waiver Agreement dated October 9, 2009
4.68	Form of New Unsecured Notes
4.69	Unsecured Notes Subsidiary Guaranty dated October 9, 2009
8.1 (9)	List of subsidiaries
11.1 (10)	China Cablecom Holdings Ltd. Code of Business Conduct and Ethics
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-4 (Registration No. 333-147038).

(2)	Incorporated by reference to Jaguar Acquisition Corp. Registration Statement on Form S-1 (Registration No. 333-127135).

(3)	Incorporated by reference to Exhibit No. 10.1 to the Current Report on Form 8-K filed with the SEC by China Broadband, Inc. on January 17, 2008.

(4)	Incorporated by reference to the Quarterly Report on Form 10-QSB filed with the SEC by Jaguar Acquisition Corp. on February 14, 2008.

(5)	Incorporated by reference to Exhibit No. 4.50 to the Annual Report on Form 20-F filed on July 15, 2009.

(6)	Incorporated by reference to Exhibit No. 4.51 to the Annual Report on Form 20-F filed on July 15, 2009.

(7)	Incorporated by reference to Exhibit No. 4.52 to the Annual Report on Form 20-F filed on July 15, 2009.

(8)	Incorporated by reference to Exhibit No. 4.53 to the Annual Report on Form 20-F filed on July 15, 2009.

(9)	Incorporated by reference to Exhibit No. 8.1 of the Annual Report on Form 20-F filed on July 15, 2009.

(10)	Incorporated by reference to Exhibit No. 11.1 of the Annual Report on Form 20-F filed on July 15, 2009.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CABLECOM HOLDINGS, LTD

By:	/s/ Pu Yue	By:	/s/ Sikan Tong
Name:	Pu Yue	Name:	Sikan Tong
Title:	Chief Executive Officer	Title:	Chief Financial Officer
Date:	July 28, 2011	Date:	July 28, 2011

CHINA CABLECOM HOLDINGS, LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Comprehensive Loss	F-4
Consolidated Statements of Changes in Stockholders’ Equity (Deficiency)	F-5 – F-6
Consolidated Statements of Cash Flows	F-7 – F-8
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
China Cablecom Holdings, Ltd.

We have audited the accompanying consolidated balance sheets of China Cablecom Holdings, Ltd and Subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficiency) and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Cablecom Holdings, Ltd and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has incurred significant losses during 2010 and 2009, and has relied on debt and equity financings to fund their operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY Vocation HK CPA Limited
UHY Vocation HK CPA Limited
Certified Public Accountants

Hong Kong, July 28, 2011
(THE PEOPLE'S REPUBLIC OF CHINA)

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
ASSETS
Current Assets:
Cash and cash equivalents	$14,450,504	$23,938,460
Accounts receivable	3,250,699	1,973,333
Prepaid expenses and advances	7,567,150	9,222,547
Inventories	6,274,780	6,033,914

Total Current Assets	31,543,133	41,168,254

Property, Plant & Equipment, net	101,963,362	89,329,880
Construction In Progress	6,297,803	3,967,552
Intangible assets, net	18,955,865	35,042,708
Goodwill	19,275,561	19,275,561
Other Assets:
Deferred financing costs, net	1,643,943	1,987,215

Total Assets	$179,679,667	$190,771,170

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$21,403,426	$17,504,073
Service performance obligation – deferred revenue	5,870,188	3,069,899
Other current liabilities	12,378,581	9,374,749
Note payable – noncontrolling interest	26,786,604	27,626,772

Total Current Liabilities	66,438,799	57,575,493

Long Term Liabilities:
Senior secured notes	10,633,911	7,973,096
Secured notes	16,159,035	17,062,563
Unsecured notes	4,218,128	5,134,795
Note payable – noncontrolling interest, net of current portion	58,643,755	64,347,852

Total Liabilities	156,093,628	152,093,799

COMMITMENTS AND CONTINGENCIES	-	-

EQUITY
Series A convertible preferred shares, $.0005 par value; 70,000,000 authorized shares, 55,615,780 shares issued and outstanding (December 31, 2009 62,161,965 shares issued)	27,808	31,081
Series B convertible preferred shares, $.0005 par value; 25,000,000 authorized shares, 14,824,683 shares issued and outstanding (December 31, 2009 23,158,080 shares issued)	7,412	11,579
Ordinary shares, $.0015 par value; 51,666,667 authorized shares, 11,373,241 shares issued and outstanding (December 31, 2009 4,688,151 shares issued)	17,060	7,033
Additional paid-in capital	114,368,149	109,452,870
Statutory reserves	469,292	141,582
Accumulated deficit	(100,533,198)	(73,111,896)
Accumulated other comprehensive income	339,722	595,396

Total China Cablecom shareholders’ equity	14,696,245	37,127,645

Non-controlling interest	8,889,794	1,549,726

Total shareholders’ equity	23,586,039	38,677,371

Total liabilities and shareholders’ equity	$179,679,667	$190,771,170

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended	For the year ended	For the year ended
	December 31, 2010	December 31, 2009	December 31, 2008

Revenue	$53,963,140	$45,563,281	$23,439,217
Cost of revenue	(40,014,446)	(29,867,222)	(13,436,959)
Gross profit	13,948,694	15,696,059	10,002,258
Operating expenses
General and administrative expenses	(24,508,099)	(22,652,668)	(15,125,517)
Total operating expenses	(24,508,099)	(22,652,668)	(15,125,517)
Loss from operations	(10,559,405)	(6,956,609)	(5,123,259)
Other income / (expenses)
Interest income	179,179	151,993	340,102
Interest expense	(4,411,272)	(9,982,012)	(8,741,899)
Loss on debt extinguishment	-	(39,663,466)	-
Impairment loss on intangible assets	(13,279,110)	-	-
Other income	682,742	845,980	680,574
Total other expenses	(16,828,461)	(48,647,505)	(7,721,223)
Loss before income taxes and non-controlling interest	(27,387,866)	(55,604,114)	(12,844,482)
Income taxes credit/(expenses)	376,615	(571,981)	(341,748)
Net loss, net of tax	(27,011,251)	(56,176,095)	(13,186,230)
Less: Net profit attributable to non-controlling interest	82,341	392,856	986,619
Net loss attributable to China Cablecom Holdings, Ltd.	$(27,093,592)	$(56,568,951)	$(14,172,849)

Net loss per ordinary share:
- Basic and fully diluted	$(3.70)	$(16.68)	$(5.73)
Weighted average number of shares
- Basic and fully diluted	7,327,475	3,391,924	2,472,504

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the year ended	For the year ended	For the year ended
	December 31, 2010	December 31, 2009	December 31, 2008

Net loss	$(27,011,251)	$(56,176,095)	$(13,186,230)
Other comprehensive (loss)/income, net of tax:
Foreign currency translation adjustment	(683,633)	(29,791)	295,477
Total other comprehensive (loss)/income, net of tax	(683,633)	(29,791)	295,477
Comprehensive loss	(27,694,884)	(56,205,886)	(12,890,753)
Less: Comprehensive (loss)/income attributable to the non-controlling interests	(345,618)	380,733	943,450

Comprehensive loss attributable to China Cablecom Holdings, Ltd.	$(27,349,266)	$(56,586,619)	$(13,834,203)

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
For the years ended December 31, 2010, 2009 and 2008

	Preferred Shares		Series A Preferred Shares		Series B Preferred Shares		Ordinary shares		Additional Paid-in		Accumulated	Accumulated Other Comprehensive	Shareholders	Non- controlling	Total	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income	Equity	Interest	Equity	Loss

Balance as December 31, 2007	766,680	$383	-	$-	-	$-	633,334	$950	$3,575,737	$46,269	$(2,274,783)	$274,418	$1,622,974	$101,123	$1,724,097	$-
Recapitalization – reverse merger	(766,680)	(383)	-	-	-	-	1,961,012	2,941	22,131,052	-	-	-	22,133,610	-	22,133,610	-
Minority Share of Capital	-	-	-	-	-	-	-	-	-	-	-	-	-	744,871	744,871	-
Share of Minority Interest – Loan Elimination	-	-	-	-	-	-	-	-	-	-	-	-	-	14,631	14,631	-
Allocation of proceeds from issuance of convertible notes – incentive shares	-	-	-	-	-	-	508,331	763	9,079,667	-	-	-	9,080,430	-	9,080,430	-
Warrants exercised	-	-	-	-	-	-	16,367	25	245,475	-	-	-	245,500	-	245,500	-
Issuance of ordinary shares as finder’s fee	-	-	-	-	-	-	106,667	160	1,951,840	-	-	-	1,952,000	-	1,952,000	-
Allocation of proceeds from issuance of convertible notes – beneficial conversion feature	-	-	-	-	-	-	-	-	8,542,791	-	-	-	8,542,791	-	8,542,791	-
Transfer from retained earnings to statutory reserve	-	-	-	-	-	-	-	-	-	85,232	(85,232)	-	-	-	-	-
Net loss for 2008	-	-	-	-	-	-	-	-	-	-	(14,172,849)	-	(14,172,849)	986,619	(13,186,230)	(14,172,849)
Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	-	-	338,646	338,646	(43,169)	295,477	338,646

Balance as December 31, 2008	-	$-	-	$-	-	$-	3,225,711	$4,839	$45,526,562	$131,501	$(16,532,864)	$613,064	$29,743,102	$1,804,075	$31,547,177	$(13,834,203)
Issuance of Preferred Shares related to debt restructure	-	-	65,799,285	32,900	-	-	-	-	51,290,543	-	-	-	51,323,443	-	51,323,443	-
Issuance of Preferred Shares related to issue of Senior Secured notes, net of issuance costs	-	-	-	-	23,158,080	11,579	-	-	10,530,960	-	-	-	10,542,539	-	10,542,539	-
Share issued as payment for broker fee	-	-	-	-	-	-	250,000	375	584,625	-	-	-	585,000	-	585,000	-
Conversion of Series A Preferred Shares	-	-	(3,637,320)	(1,819)	-	-	1,212,440	1,819	1,302,642	-	-	-	1,302,642	-	1,302,642	-
Stock option compensation expenses	-	-	-	-	-	-	-	-	217,538	-	-	-	217,538	-	217,538	-
Transfer from retained earnings to statutory reserve	-	-	-	-	-	-	-	-	-	10,081	(10,081)	-	-	-	-	-
Net loss for 2009	-	-	-	-	-	-	-	-	-	-	(56,568,951)	-	(56,568,951)	392,856	(56,176,095)	(56,568,951)
Dividend paid for 2008	-	-	-	-	-	-	-	-	-	-	-	-	-	(635,082)	(635,082)	-
Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	-	-	(17,668)	(17,668)	(12,123)	(29,791)	(17,668)
Balance at December 31, 2009	-	$-	62,161,965	$31,081	23,158,080	$11,579	4,688,151	$7,033	$109,452,870	$141,582	$(73,111,896)	$595,396	$37,127,645	$1,549,726	$38,677,371	$(56,586,619)

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
For the years ended December 31, 2010, 2009 and 2008

	Preferred Shares		Series A Preferred Shares		Series B Preferred Shares		Ordinary shares		Additional Paid-in		Accumulated	Accumulated Other Comprehensive	Shareholders	Non- controlling	Total	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Income	Equity	Interest	Equity	Loss

Balance as December 31, 2009	-	$-	62,161,965	$31,081	23,158,080	$11,579	4,688,151	$7,033	$109,452,870	$141,582	$(73,111,896)	$595,396	$37,127,645	$1,549,726	$38,677,371	$-
Minority share of capital	-	-	-	-	-	-	-	-	-	-	-	-	-	7,685,686	7,685,686	-
Share issued as payment for interest	-	-	-	-	-	-	1,500,225	2,249	1,089,803	-	-	-	1,092,052	-	1,092,052	-
Share issued as payment for legal fee	-	-	-	-	-	-	225,000	338	325,913	-	-	-	326,251	-	326,251	-
Conversion of Preferred Shares	-	-	(6,546,185)	(3,273)	(8,333,397)	(4,167)	4,959,865	7,440	1,820,195	-	-	-	1,820,195	-	1,820,195	-
Stock option compensation expenses	-	-	-	-	-	-	-	-	1,679,368	-	-	-	1,679,368	-	1,679,368	-
Transfer from retained earnings to statutory reserve	-	-	-	-	-	-	-	-	-	327,710	(327,710)	-	-	-	-	-
Net loss for 2010	-	-	-	-	-	-	-	-	-	-	(27,093,592)	-	(27,093,592)	82,341	(27,011,251)	(27,093,592)
Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	-	-	(255,674)	(255,674)	(427,959)	(683,633)	(255,674)
Balance at December 31, 2010	-	$-	55,615,780	$27,808	14,824,683	$7,412	11,373,241	$17,060	$114,368,149	$469,292	$(100,533,198)	$339,722	$14,696,245	$8,889,794	$23,586,039	$(27,349,266)

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended	For the year ended
	December 31, 2010	December 31, 2009	December 31, 2008
Cash Flows From Operating Activities:
Net loss, net of tax	$(27,011,251)	$(56,176,095)	$(13,186,230)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	23,061,390	15,417,101	8,213,143
Loss on disposal of property, plant and equipment	946,149	776,618	-
Impairment loss on intangible assets	13,279,110	-	-
Amortization of intangible assets	2,807,733	2,807,733	2,152,882
Stock compensation expenses	1,679,368	217,538	-
Loss on debt restructuring	-	39,663,466	-
Amortization of deferred financing costs	343,272	636,299	1,209,775
Interest expenses - Interest for Senior secured notes, Secured and Unsecured notes	3,714,142	777,036	-
Interest expenses - Amortization of note payable discount	-	1,644,124	2,382,632
Interest expenses - Amortization of convertible note discount	-	7,310,878	4,910,547
Changes in operating assets and liabilities:
Accounts receivable	(1,277,366)	(344,623)	(1,628,710)
Inventories	(240,866)	(2,289,169)	(2,978,625)
Prepaid expenses and advances	1,368,505	13,478	(8,567,507)
Accounts payable	3,899,353	8,631,929	6,411,301
Service performance obligation-deferred revenue	2,800,289	1,408,588	1,550,566
Other current liabilities	3,368,808	2,199,029	6,252,789
Net cash provided by operating activities	28,738,636	22,693,930	6,722,563

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(35,800,022)	(13,609,695)	(34,202,234)
Additions of construction in progress	(3,085,124)	(14,942,390)	-
Sales proceeds of property, plant and equipment	102,477	91,596	-
Payment received on note receivable – related party	-	-	475,000
Net cash used in investing activities	(38,782,669)	(28,460,489)	(33,727,234)

Cash Flows From Financing Activities:
Cash received from offshore loan	286,892	-	-
Issuance cost of senior secured notes	-	(545,990)	-
Financing cost incurred	-	(2,066,215)	-
Proceeds from issuance of senior secured notes	-	33,000,000	-
Early redemption of senior secured notes	-	(13,860,000)	-
Proceeds from reverse merger with Jaguar, net	-	-	23,105,232
Proceeds from issuance of convertible notes	-	-	19,050,610
Proceeds from issuance of ordinary shares	-	-	9,325,930
Repayment of notes payable	-	-	(9,996,160)
Contribution from noncontrolling interests	-	-	759,502
Dividend paid to noncontrolling interests	-	(635,082)	-
Note payable payments to noncontrolling interests	(1,141,421)	(15,223,345)	-
Net cash provided by financing activities	1,428,313	669,368	42,245,114
Effect of exchange rate changes on cash	(872,236)	(146,600)	1,303,234
Net (decrease)/increase in cash	(9,487,956)	(5,243,791)	16,543,677
Cash and cash equivalents at beginning of period	23,938,460	29,182,251	12,638,574
Cash and cash equivalents at end of period	$14,450,504	$23,938,460	$29,182,251

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended	For the year ended
	December 31, 2010	December 31, 2009	December 31, 2008
Supplemental cash flow information:
Interest paid	$757,965	$48,070	$1,146,836
Income taxes paid	$9,204	$60,403	$12,316
Value assigned to shares issued as payment for broker fee	$-	$585,000	$-
Value assigned to shares issued as payment for legal fee	$326,251	$-	$-
Value assigned to shares issued as payment for interest expense	$1,092,052	$-	$-

Non-cash financing activities related to restructuring of debt (Note 2):
Cancellation of promissory note and interest	$-	$11,851,678	$-
Cancellation of convertible note and interest	$-	$23,308,298	$-
Issuance of secured notes	$-	$18,000,000	$-
Issuance of unsecured notes	$-	$5,500,000	$-
Issuance of Series A Convertible Preferred Shares	$-	$51,323,443	$-
Non-cash financing activities related to private financings (Note 2):
Issuance of Series B Convertible Preferred Shares	$-	$15,045,953	$-
Reduction of Notes as the result of conversion of Preferred Shares to Ordinary Shares	$1,820,195	$1,302,642	$-

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

On October 1, 2007, JYNT entered into an operating partnership through a joint venture with its partner Binzhou SOE, called Binzhou Broadcasting.  Binzhou SOE agreed to contribute all of the inventory and property, plant and equipment of Binzhou PRC along with all of their cable business operations in the PRC in exchange for a 51% equity interest in Binzhou Broadcasting. JYNT agreed to acquire the remaining 49% equity interest in Binzhou Broadcasting, as well as receive 60% of the economic benefits in Binzhou Broadcasting, through an exclusive 11% service agreement, for total consideration of approximately $26.5 million. JYNT had only contributed $10 million to Binzhou Broadcasting and there was a further capital contribution of $16.5 million had been due but not yet settled. This exclusive service agreement provides marketing, strategic consulting and technical support and services for 11% of the net profits of Binzhou Broadcasting. Binzhou SOE receives 40% of the economic benefits or net profits of Binzhou Broadcasting for its interest in the joint venture.

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

On October 1, 2009, the Company, through JYNT, revised the Hubei Framework Agreement and the terms of technical service agreement with Hubei SOE.  JYNT changed the service charge for providing marketing, strategic consulting and technical support and service from 11% to 6% of the net profits of Hubei Chutian. Together with its original 49% equity interest, JYNT, after the revision, effectively receives 55% of economic benefits of Hubei Chutian which applies retrospectively from July 1, 2008. The change in percentage of economic benefits would affect the net profit and net asset value shared by non-controlling interest (Hubei SOE) in Hubei Chutian, which were increased by $18,919 respectively. In addition, the increase in share of Hubei Chutian by Hubei SOE will be reflected by the increase of note payable to non-controlling interest – long-term portion of $5,047,845 while the decrease in share of Hubei Chutian by JYNT will be reflected by the decrease of note payable to non-controlling interest – short-term portion of the same amount. As the agreement was changed in 2009, all adjustments are recorded for the year ended December 31, 2009.

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

In accordance with the Amendment to Framework Agreement signed between JYNT and Binzhou SOE signed on December 23, 2009, JYNT agreed to repaid shareholder loan of approximately $16.5 million to Binzhou Broadcasting due on June 30, 2010. On February 1, 2010, Shandong government announced its initiative to consolidate its provincial cable assets, a decree backed by the government and State Administrative of Radio, Film and Television (SARFT). Under the view of this consolidation, all municipal cable operators including Binzhou Broadcasting have been instructed to maintain the current organization structure and suspend financing activities on assets until further notification from the government. As a result, JYNT has been granted a temporary deferment of its obligation to deliver cash payments of approximately $16.5 million to Binzhou Broadcasting. Although JYNT had defaulted in payment of shareholder loan in accordance with the said agreement, JYNT will seek to obtain new supplementary agreement with Binzhou SOE and commit the payment of shareholder loan once Shandong government lifts the temporary freezing of investment. Therefore, the management of China Cablecom assessed the impact of the default and believe that there is no effect on the status of primary beneficiary of Binzhou Broadcasting.

The current economic benefit over Binzhou Broadcasting based on the assumption that JYNT can renew the supplementary agreement with Binzhou SOE and commit payment of $16.5 million to Binzhou Broadcasting. But such arrangements are under discussion with Binzhou Broadcasting. Any failure will affect the current economic benefit that China Cablecom shared in Binzhou Broadcasting and subject to the penalty of approximately $755,000 to Binzhou SOE. The percentage of economic benefit will be proportionally adjusted to reflect the actual fund provided. Reflected in the December 31, 2010 and 2009 Balance Sheets are consolidated Binzhou Broadcasting’s assets of approximately $ 44,055,332 and $ 50,238,711 respectively. The condensed financial information of Binzhou Broadcasting as at December 31, 2010 and 2009 is as follows:

BINZHOU BROADCASTING AND TELEVISION INFORMATION NETWORK CO., LTD
CONDENSED BALANCE SHEETS

	December 31, 2010	December 31, 2009
ASSETS
Total Current Assets	$6,970,775	$10,898,559

Total Non-current Assets	37,084,557	39,340,152

Total Assets	$44,055,332	$50,238,711

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total Current Liabilities	$8,780,609	$14,999,170

Total Long Term Liabilities	$32,445,981	$31,469,494
Total Liabilities	41,226,590	46,468,664

Total Equity	2,828,742	3,770,047
Total liabilities and shareholders’ equity	$44,055,332	$50,238,711

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

BINZHOU BROADCASTING AND TELEVISION INFORMATION NETWORK CO., LTD
CONDENSED STATEMENTS OF OPERATIONS

	For the year ended	For the year ended
	December 31, 2010	December 31, 2009

Revenue	$11,531,348	$10,659,255

Cost of revenue	(9,734,214)	(6,219,293)

Gross profit	1,797,134	4,439,962

Total operating expenses	(2,988,307)	(3,484,263)

Total other income	257,846	103,479

(Loss)/profit before income tax	(933,327)	1,059,178
Income tax	(108,792)	(167,460)
Net (loss)/profit	$(1,042,119)	$891,718

Cash and Cash Equivalents
Cash and cash equivalents include all cash and deposits in banks.  As of December 31, 2010, over 95% of total cash and cash equivalents were denominated in Renminbi (“RMB”) with its deposits placed with banks in the PRC.  This cash is not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government.  The remaining balance of cash and cash equivalents were denominated in US dollars and in deposits with reputable financial institutions in the United States.

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

Amortization for the year ended December 31, 2010 and 2009 was $343,272 and $636,299 respectively.  Indirect costs of financing activities are expensed as incurred.

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

Fair value of financial instruments
FASB ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

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
Furniture and office equipments	5
Headend facilities	3-7
Motor vehicles	4-10
Fiber infrastructure and electric appliances	8-30
Land, buildings and building improvements	20-40

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

Land use rights represent the prepayments for the use of the parcels of land in the PRC where the Company’s production facilities located, and are charged to expense over their respective lease periods of 30 years. According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to use the land only through land use rights granted by the PRC government for a certain period.

Pursuant to FASB ASC 410, Accounting for Asset Retirement Obligations, an asset retirement obligation would be reasonably estimable if (a) it is evident that the fair value of the obligation is embodied in the acquisition price of the asset, (b) an active market exists for the transfer of the obligation, or (c) sufficient information exists to apply an expected present value technique. An expected present value technique incorporates uncertainty about the timing and method of settlement into the fair value measurement.

As of December 31, 2010 and 2009, the Company did not have any asset retirement obligations and thus no such liabilities need to be provided.

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

The determination of the primary beneficiary of a VIE based on whether the Company has the power to direct the activities that most significant impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits of the VIE. It require the Company to make an ongoing assessment of the primary beneficiary of a VIE. The Company may require to deconsolidate certain VIE when there is information indicate that the Company lost the primary beneficiary to a VIE. For the consolidation of Variable Interest Entities, please refer to note 2 of the financial statements.

Off-balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements as of December 31, 2010 and 2009.

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

Basic Income/Loss Per Ordinary Share
The computation of income/loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with FASB ASC 260, “Earnings Per Share”. At December 31, 2010 and 2009, due to net losses the Company’s share equivalents were anti-dilutive and excluded in the loss per share computations.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

Income Taxes
The Company accounts for income taxes under FASB ASC Topic 740 "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

FASB ASC Topic 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

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

Translation of amounts from RMB into United States dollars (“US$”) has been made at the following exchange rates for the respective periods:

December 31, 2010
Balance sheet	RMB6.6227 to US$1.00
Statement of operations and comprehensive loss	RMB6.72565 to US$1.00

December 31, 2009
Balance sheet	RMB6.8282 to US$1.00
Statement of operations and comprehensive loss	RMB6.8314 to US$1.00

December 31, 2008
Balance sheet	RMB6.8346 to US$1.00
Statement of operations and comprehensive loss	RMB7.0744 to US$1.00

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Recent Changes in Accounting Standards

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

ASC 810. We adopted ASC 810 on January 1, 2010, which amended the consolidation guidance for variable-interest entities include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity.  The adoption did not have an impact on the Company’s financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-09 “Subsequent Events (Topic 855)” allowing SEC filers to remove the date through which subsequent events have been reviewed. ASU 2010-09 became effective upon issuance, and the adoption of this guidance did not have a material impact on Company’s financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

4.	Going Concern and Management’s Plans

The accompanying financial statements are presented on a going concern basis.  At December 31, 2010, the Company had a working capital deficit of approximately $34.9 million.  The Company generated a net loss of approximately $27 million and $56.1 million during the years ended December 31, 2010 and 2009, respectively.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company's independent registered public accounting firm's report on the financial statements as of and for the year ended December 31, 2010, contained an explanatory paragraph regarding the Company's ability to continue as a going concern.

Management plans to continue its efforts to raise additional funds through debt or equity offerings. In 2011, the Company plans to raise fund through the issuance of promissory note and ordinary share.

5.	Stock Based Compensation

In April 2008, the Company adopted the China Cablecom Holdings, Ltd. 2007 Omnibus Securities and Incentive Plan (the “Plan”), which provides for the grant of up to 3,333,333 shares option for the benefit of its directors, officers and employees. The Company granted 1,350,000 share options and 1,460,000 share options on October 9, 2009 and December 20, 2009, respectively, to its directors, officers and employees under the plan. These shares options are exercisable at $2.34 and $1.83 per share, respectively, and may be exercised by the optionee no later than the tenth anniversary of the date of option agreement. As of December 31, 2010, 2,810,000 options have been issued under the plan and 523,333 shares remain available to be issued.

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

The fair value of the total options granted in the year measured as at the date of grant on October 9, 2009 was $2,727,755 and December 20, 2009 was $2,260,874. The following table outlines the variables used to derive the fair value using in the Black-Scholes option-pricing model:

Risk free interest rate	1.3177% - 1.4864%
Volatility	163.46% - 170.57%
Dividend yield	-
Expected option life	10 years

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2010		2009
	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Options outstanding at beginning of year	2,810,000	$2.07	-	-
Granted	-	-	2,810,000	$2.07
Options outstanding at end of year	2,810,000	$2.07	2,810,000	$2.07

Options exercisable at end of year	2,810,000		2,810,000
Options available for issuance	523,333		523,333

During the year ended December 31, 2010 and 2009, the Company recorded stock based compensation of $1,679,368 and $217,538, respectively, in connection with the issuance of stock options.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Stock Based Compensation (Continued)

As of December 31, 2010 and 2009, the Company had total unrecognized compensation expense related to options granted of $3,091,723 and $4,771,091, respectively which will be recognized over a remaining service period of approximately 3 years.

6.	Cash and cash equivalents

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and pledged deposits.  As of December 31, 2010 and 2009, majority of the Company’s cash and cash equivalents were held by major banks located in the PRC and United States, which management believes are high credit quality financial institutions.

7.	Prepaid Expenses and Advances

Prepaid expenses and other receivables consist of the following:
	December 31,	December 31,
	2010	2009

Prepaid professional fees	$-	$14,645
Loan advance	2,409,895	4,413,198
Advanced payments	5,157,255	4,794,704
Total	$7,567,150	$9,222,547

The loan advance included offshore loan amounting to approximately $1.2 million and bridge financing to third parties amounting to approximately $1 million which was unsecured, interest-free and repayable within a year.

The advanced payments include loan advanced to staff, which are unsecured, interest-free and repayable on demand. Others are cash advanced to staff for daily operations, advances for purchase of materials.

8.	Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:
	December 31,	December 31,
	2010	2009
At cost:
Furniture, fixtures and office equipment	$1,118,227	$440,929
Headend facilities	43,686,355	24,588,555
Motor vehicles	2,644,046	1,955,426
Fiber infrastructure and electric appliances	92,693,898	77,095,320
Land, buildings and building improvements	12,274,086	11,191,302

Total	152,416,612	115,271,532
Less: accumulated depreciation	50,453,250	25,941,652

Net book value	$101,963,362	$89,329,880

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At the incorporation of Binzhou Broadcasting (VIE) and Hubei Chutian (VIE), Binzhou SOE and Hubei SOE agreed to transfer assets into Binzhou Broadcasting and Hubei Chutian, respectively in accordance with the Assets Transfer Agreement made between VIEs and SOEs. Therefore, the titles of assets will be transferred from both SOE to the VIEs in stages. Although parts of assets are in the process of changing the title, it does not affect the ownership because both agreements were signed between both VIEs and SOE to confirm such transfer of assets.

At December 31, 2010, the land, buildings and motor vehicles approximately of $7,089,599 and $1,404,718 respectively, are still in the process of applying the title certificates.

There were no impairment provisions made at December 31, 2010 and 2009. Depreciation expense for the years ended December 31, 2010 and 2009 was $23,061,390 and $15,417,101, respectively.

Included in the land, buildings and building improvements are three pieces of land use rights. For the year ended December 31, 2010 and 2009, the amortization charge was $7,247 and $5,845 respectively. As of December 31, 2010 and 2009, the carrying value of the land use right was $320,134 and $166,613 respectively.

Estimated amortization expenses of the existing land use right for the next five years and thereafter are as follows:
Amortization
For the years ending December 31,
2011	$11,176
2012	11,176
2013	11,176
2014	11,176
2015	11,176
Thereafter	264,254
$320,134

9.	Construction in Progress

Construction in progress represents costs incurred in connection with construction of fiber infrastructure. The construction in progress that was completed during the year was transferred to Property, Plant and Equipment on a monthly basis, with monthly completion and inspection reports. Total construction in progress was $6,297,803 and $3,967,552 at December 31, 2010 and 2009, respectively.

10.	Intangible Assets, Net

The following table summarizes the lives and carrying values of the Company's intangible assets by category:

At December 31, 2010

	Useful Life	Gross Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Amortized intangible assets:
Subscriber base - Binzhou Broadcasting	10	$11,223,334	$(3,647,579)	$(5,629,926)	$1,945,829
Cable operating license- Binzhou Broadcasting	20	7,513,901	(1,221,012)	(3,289,612)	3,003,277
Subscriber base - Hubei Chutian	10	4,553,513	(1,138,378)	(3,415,135)	-
Cable operating license- Hubei Chutian	20	17,087,081	(2,135,885)	(944,437)	14,006,759

Total amortized intangible assets		$40,377,829	$(8,142,854)	$(13,279,110)	$18,955,865

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Intangible Assets, Net (Continued)

At December 31, 2009

	Useful Life	Gross Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Amortized intangible assets:
Subscriber base - Binzhou Broadcasting	10	$11,223,334	$(2,525,247)	$-	$8,698,087
Cable operating license- Binzhou Broadcasting	20	7,513,901	(845,316)	-	6,668,585
Subscriber base - Hubei Chutian	10	4,553,513	(683,027)	-	3,870,486
Cable operating license- Hubei Chutian	20	17,087,081	(1,281,531)	-	15,805,550

Total amortized intangible assets		$40,377,829	$(5,335,121)	$-	$35,042,708

Amortization expense for the years ended December 31, 2010 and 2009 was $2,807,733 and $2,807,733, respectively.

The Company expected a higher conversion ratio of its existing analog TV subscribers to digital TV subscribers which pay significantly higher fees when it acquired the networks. The intangible assets were a result of the purchase price allocation performed with the assumption of higher conversion ratio. The actual conversion ratio is much lower than we previously estimated.

The Company engaged an independent qualified surveyor to assess the impairment of intangible asset. After completing the assessment, the Company recognized an impairment loss of approximately $13.3 million under U.S. GAAP for the year ended December 31, 2010.

Estimated amortization expenses of the existing intangible assets for the next five years and thereafter are as follows:
Amortization
For the years ending December 31,
2011	$1,045,085
2012	1,045,085
2013	1,045,085
2014	1,045,085
2015	1,045,085
Thereafter	13,730,440
$18,955,865

11.	Goodwill

	December 31,	December 31,
	2010	2009

Goodwill	$19,275,561	$19,275,561

The Company engaged an independent qualified surveyor to assess the carrying value of goodwill. After completing the assessment, there was no impairment for goodwill under U.S. GAAP for the year ended December 31, 2010.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Income Taxes

The entities within the Company file separate tax returns in the respective tax jurisdictions that they operate.

British Virgin Islands
The Company, being incorporated in the British Virgin Islands as an exempted company, is not subject to any income tax in the British Virgin Islands.

Hong Kong
China Cablecom Company Limited is generally subject to Hong Kong income tax on its taxable income derived from trade or businesses carried out in Hong Kong at 16.5% for the years ended December 31, 2010 and 2009. However, as the Company has not generated any revenue or income, no provision for Hong Kong income tax has been made.

The PRC
The VIEs being established in the PRC was subject to the PRC Enterprise Income Tax (“EIT”) at 33% prior to January 1, 2008. In March 2007, the PRC government enacted the PRC Enterprise Income Tax Law, or the New EIT Law, and promulgated related regulation, Implementing Regulations for the PRC Enterprise Income Tax Law, which became effective from January 1, 2008. The PRC Enterprise Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises registered in the PRC.

In accordance with CAISHUI(2007) No.27 issued by Shandong Provincial State Tax Bureau on January 18, 2007, Binzhou Broadcasting was granted the tax exemption since the date of incorporation to December 31, 2009.

In accordance with ERFA(2008) No.7 issued by Hubei Provincial State Tax Bureau on June 18, 2008, Hubei Chutian was granted the tax exemption since the date of incorporation to December 31, 2009.

In accordance with ERCAIJIAOFA(2010) No.71 issued by Hubei Provincial State Tax Bureau on May 26, 2010, Hubei Chutian was granted the profits tax exemption since the date of incorporation to December 31, 2013. Therefore, the Company reversed all tax provision previously made in the financial statement.

The amount of income tax charged to the consolidated statement of comprehensive income represents:

	For the year ended December 31, 2010	For the year ended December 31, 2009	For the year ended December 31, 2008
PRC
- current income tax	$(376,615)	$571,981	$341,748
- deferred income tax	-	-	-

Total	$(376,615)	$571,981	$341,748

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Income Taxes (Continued)

A reconciliation of the expected income tax (credit) / expense to the actual income tax expense is as follows:

	For the year ended December 31, 2010	For the year ended December 31, 2009	For the year ended December 31, 2008

Loss before income taxes and non-controlling interest	$(27,387,866)	$(55,210,138)	$(12,844,482)

Tax calculated at the domestic tax rate of 25%	(6,846,966)	(13,802,535)	(3,211,121)
Tax effect of expenses not deductible for tax purposes	5,967,339	18,876,725	4,522,744
Income exempted under preferential treatment	(180,157)	(6,183,774)	(1,246,770)
Tax effect of tax losses not recognised	683,169	1,681,565	276,895

Income tax (credit)/expense	$(376,615)	$571,981	$341,748

As of December 31, 2010 and 2009, the Company did not have any significant temporary differences and carryforwards that may result in deferred tax. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions or unrecognized tax benefits. The Company classifies interest and/or penalties related to income tax matters in income tax expense. For the year ended December 31, 2010 and 2009, the Company has not recognized any amount of interest and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

The New EIT Law also imposes a withholding tax of 10% unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not provided for income taxes on accumulated earnings of its PRC subsidiary as of December 31, 2010 and 2009 because these earnings are intended to be reinvested indefinitely in the overseas jurisdictions. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational or other errors made by the taxpayer or the withholding agent.  The statute of limitations extends to five years under special circumstances. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Other Current Liabilities

Other current liabilities consist of the following:
	December 31,	December 31,
	2010	2009

Other payable	$5,250,163	$3,715,305
Accrued expenses	2,268,663	1,540,491
Accrued salaries and welfare	4,137,263	2,960,924
Provision for taxation - PRC	485,792	851,005
Accrued interest	236,700	307,024

Total	$12,378,581	$9,374,749

Other payables are related to loan advance from others, guarantee deposit received from staff and set-top TV rental deposits received from users.

14.	Noncontrolling Interest

Noncontrolling interest represents Binzhou SOE and Hubei SOE’s equity contributions made to Binzhou Broadcasting and Hubei Chutian together with their respective 40% and 45% proportionate share of the total economic benefits in the Joint Ventures through December 31, 2010.

15.	Note Payable – Noncontrolling interest

Note payable consists of the following:
	December 31,	December 31,
	2010	2009
Short-term portion
Note payable - Binzhou SOE	$-	$6,658,805
Note payable - Hubei SOE	26,786,604	20,967,967

	$26,786,604	$27,626,772

Long-term portion
Note payable - Binzhou SOE	$19,309,345	$18,728,216
Note payable - Hubei SOE	39,334,410	45,619,636

	$58,643,755	$64,347,852

Note payable to Binzhou SOE

The short-term portion of note payable was unsecured, interest-free and payable on demand.

The due date of long-term note payable of approximately Rmb128 million (equivalent to approximately $18.7 million) is to be paid over a 20-year period from the date of the assets transfer.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	Note Payable – Noncontrolling interest (Continued)

Note payable to Hubei SOE

The short-term portion of note payable was unsecured, interest-free and payable on demand.

The due date of long-term note payable of Rmb311 million (equivalent to approximately $45.6 million) is not specified in the contract and the Company does not expect to make any repayment for the long-term notes payable during the next year. The Company has received from oral representation from Hubei SOE that Hubei SOE will never seek repayment of the long-term portion of the note payable at any time before December 31, 2011.

The note payable has been classified as a long-term payable because the Company considers that a demand for repayment of the note within one year is remote.  Although in most circumstances US GAAP would require documentation necessary to support such a classification, the fact that the counterparty to the note is a Chinese governmental entity makes such documentation difficult to obtain in practice and therefore the Company has not obtained such documentation. Nevertheless, in spite of such lack of documentation, the Company believes that that the probability that the Chinese governmental entity will demand repayment of the note within a year to be remote, and the Company considers that remoteness of probability of demand for repayment to be the decisive factor in determining the classification of the note.

16.	Unsecured notes

	December 31,	December 31,
	2010	2009

Unsecured note issued	$5,134,795	$5,500,000
Less:
Principal reduction	(916,667)	(365,205)

Long-term portion	$4,218,128	$5,134,795

On October 9, 2009, under the debt restructure, the Company issued $5.5 million Unsecured Notes due October 8, 2015 bearing fixed interest rate of 5% per annum and 15,397,204 Series A Convertible Preferred Shares to promissory note holders. Each Series A Convertible Preferred Shares can be convertible, at the option of the holder, into one ordinary share. The repayment was scheduled in 8 instalments to be paid every 6 months starting from October 15, 2012.

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

During the year ended December 31, 2010 and 2009, there were 2,566,201 and 1,022,389 Series A Convertible Preferred Shares converted into ordinary shares, resulting in the reduction of $916,667 and $365,205 in principal amount of the Unsecured notes and an increase in ordinary shares and additional paid-in capital. The interest expense for the year ended December 31,2010 and 2009, totally $36,120 and $63,288 were included in accrued expenses.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	Secured notes

Secured notes, net of discount consists of the following:
	December 31,	December 31,
	2010	2009

Secured note issued	$17,062,563	$18,000,000

Less:
Principal reduction	(903,528)	(937,437)

Long-term portion	$16,159,035	$17,062,563

On October 9, 2009, under the debt restructure, the Company issued $18 million Secured Notes due October 8, 2016 bearing fixed interest rate of 5% per annum and 50,402,082 Series A Convertible Preferred Shares to convertible note holders. Each Series A Convertible Preferred Shares may be converted, at the option of the holder, into one ordinary share. The repayment was scheduled in 7 instalments to be paid every 6 months starting from October 15, 2012.

Until fourteen months after the issue date, principal on the new notes is subject to the cancellation in the event that the Company's ordinary shares close at a daily volume weighted average price greater than $0.85 for 30 consecutive days with daily dollar value of the trading volume of $500,000 or more. All of the shares issuable upon conversion of the Series A Preferred Shares could have been sold by the note holder according to the terms of the notes and permitted to sell during such 30 consecutive trading days, then the principal amount of the note will be deemed satisfied and paid in full. Interest accrued on this note shall be payable on the immediately following interest due date. The principal on the new notes is also subject to the reduction in the event that the note holders convert the Series A Convertible Preferred Shares into ordinary shares within 14 months after the issued date. The collaterals of secured notes include all owned and acquired right, title and interest of the Company.

During the year ended December 31, 2010 and 2009, there were 3,979,984 and 2,624,931 Series A Convertible Preferred Shares converted into Ordinary Shares, resulting in the reduction of $903,528 and $937,437 in principal amount of the Secured notes and an increase in ordinary shares and additional paid-in capital. The interest expense for the year ended December 31, 2010 and 2009, totally $138,371 and $207,123 were included in accrued expenses.

18. Senior secured notes

On October 9, 2009, the Company completed a private placement of $33 million Senior Secured Notes (“New Notes”) due October 8, 2015 bearing fixed interest rate of 12% per annum combined with 23,158,080 shares of Series B Convertible Preferred Shares to the holders of New Notes.  Each share of Series B Convertible Preferred Shares is convertible into one share of the Company’s ordinary shares. The repayment was scheduled in 6 instalments to be paid every 6 months starting from October 15, 2012. The net proceeds from the issuance will be used to satisfy the Company’s remaining obligations to the Hubei SOE under its supplementary framework agreement.

On the same date, the Company immediately redeemed $13,860,000 of the New Notes due October 2015 reducing the aggregate principal amount of the New Notes outstanding from $33,000,000 to $19,140,000. The value of $11,673,530 was allocated to Series B Convertible Preferred Shares using the relative fair value method and the balance of $7,466,470 was recognized as the value of New Notes.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	Senior secured notes (Continued)

According to the New Notes agreement, the early redemption of principal prior to the third anniversary of the issue date, the interest otherwise payable on a regularly scheduled payment date prior to the 36 month anniversary of the issue date will be deferred (“Deferred Interest”) and accrue and be payable commencing with the payment date that coincides with the third anniversary of the issue date in equal instalments over the remaining regularly scheduled payment dates. Payments of principal amount will resume on the payment date set forth on the amortization schedule of the New Notes.  The collaterals of senior secured notes include all owned and acquired right, title and interest of the Company.

Issuance cost totaled $3,197,205, of which $1,130,990 was allocated to the issuance cost of preferred shares and recorded as a reduction to additional paid-in capital and $2,066,215 was recorded as deferred financing costs and is being amortized over the six-year term of the Senior Secured Note.

For the year ended December 31, 2010 and 2009, $2,660,815 and $506,625 were charged to interest expense using the effective interest rate and $343,272 and $79,000 was amortized to finance costs.

19.	Stockholders’ Equity

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

Holders of ordinary shares, Series A Convertible Preferred Shares and Series B Convertible Preferred Shares have equal rights on any dividend to be paid by the Company. However, the holders of Series A Convertible Preferred Shares and Series B Convertible Preferred Shares have no right to vote at a meeting of the members of the Company or on any resolution of the members of the Company.

In the event of the liquidation, winding up or dissolution of the Company, holders of Series B Preferred Shares have the preference rights, over the holders of Series A Preferred Shares and ordinary shares, of distribution of the surplus assets, in the amount up to an aggregate amount equal to the number of issued and outstanding Series B Preferred Shares multiplied by the closing price of the ordinary shares on the Nasdaq Capital Market on 7 October, 2009.

The holders of Series A Convertible Preferred Shares and Series B Convertible Preferred Shares have rights to convert one Preferred Shares to one ordinary share at any time.

For the year ended December 31, 2010 and 2009, 6,546,185 and 3,637,320 Series A Preferred Shares and 8,333,397 and nil Series B Preferred Shares had been converted into Ordinary Shares, respectively.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	Operating Lease Commitments

The Company has entered into certain leasing arrangements relating to the lease of office premises. The offices and facilities are located in numerous cities in China. Total future minimum lease payments under non-cancellable operating leases are as follows:

Year ended December 31	December 31, 2010
2011	$178,206
2012	156,637
2013	144,178
2014	140,640
2015	114,738
Over 5 years	823,811
$1,558,210

21.	Statutory Reserves

The Company’s statutory reserves are comprised as follows:
	December 31,	December 31,
	2010	2009

Statutory reserves	$463,032	$135,322
Other reserve	6,260	6,260
Total	$469,292	$141,582

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

22.	Segment Reporting

Management considers the Company to have one business segment, consisting of cable network services and support. The information presented in the consolidated statement of operations reflects the revenues and costs associated with this business segment that management uses to make operating decisions and assess performance.

23.	Warrants

The Company issued warrants to investors and service providers to purchase ordinary share of the Company. The following table outlines the warrants outstanding as of December 31, 2010 and 2009:

Name	Number of Warrants Issued	Exercise Price	Expiration Date

Warrants	700,000	$9.10	5/4/2011
Warrants	2,115,385	$0.858	8/10/2014
	2,815,385

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.	Onshore and offshore loan agreements with Rich Dynamic Limited

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

The shareholder of RDL and JYNT entered into two loan agreements dated on June 10, 2008 and July 29, 2008 (“Onshore Loan Agreements“), whereby the shareholder of RDL agreed to extend two loans to JYNT which amount in aggregate to approximately $38 million (Rmb254,600,000). By the end of December 31, 2010, the Company received repayment of approximately $36.8 million (Rmb244,000,000) from the shareholder of RDL.

The unsettled offshore loan balance amounting to approximately $1.2 million is included in the prepaid expenses and advances as at December 31, 2010 (2009: approximately $2.3 million).

25.	Employee Benefits

The Company contributes to a state pension scheme organized by municipal and provincial governments in respect of its employees in the PRC. The expense related to this plan, was $2,649,840 and $2,402,591 for the years ended December 31, 2010 and 2009, respectively.

26.	Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

27.	Operating Risk

Concentrations of credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, and accounts receivable. As of December 31, 2010, substantially all of the Company’s cash and cash equivalents were managed by several financial institutions that management believes are high credit quality financial institutions. The Company has approximately $14 million in cash, bank deposits and money market funds in the PRC, which constitute over 95% of total cash and cash equivalents. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.	Operating Risk (Continued)

Concentrations of credit risk (Contined)
However, the PRC promulgated a new Bankruptcy Law in August 2006, which went into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since the PRC’s concession to WTO, foreign banks have been gradually permitted to operate in the PRC and have been severe competitors against Chinese banks in many aspects, especially since the opening of Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks, which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on the PRC laws.

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

Consolidation of Variable Interest Entities (VIE)
The consolidation of Binzhou Broadcasting and Hubei Chutian based on the assumption that China Cablecom is the primary beneficiary of both VIE and can exercise the power to direct the activities that most significant impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits of the VIE. Any failure to obtain the control will cause China Cablecom lost the economic benefit in the VIE and may require to deconsolidate the VIE that the Company currently consolidated. The impact will be applied retrospectively with a cumulative-effect adjustment to retained earnings as of the beginning of first year restated, or through a cumulative-effect adjustment on the date of applied.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.	Subsequent Event

In April and July, 2011, the Company issued promissory note of $27,500 and $389,652, respectively to Platinum Partners Value Arbitrage Fund LP to raise fund for financing the operations of the Company. Mark Nordlicht, a member of our board of directors, is the Chief Executive Officer of Platinum Partners Value Arbitrage Fund LP.

In addition, on April 28, 2011, the Company issued 351,852 ordinary shares at a consideration of $94,500 to Platinum Partners Value Arbitrage Fund LP to raise fund for financing the operations of the Company. Mark Nordlicht, a member of our board of directors, is the Chief Executive Officer of Platinum Partners Value Arbitrage Fund LP.

The Company expects that upon the voluntary delisting of its ordinary shares from the NASDAQ Capital Market, such shares will commence quotation on the OTC Bulletin Board (OCTBB). The Form 25 was filed on July 28, 2011.

29.	Condensed Parent Company Financial Information

Basis of presentation
The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of the Company exceed 25% of the consolidated net assets of the Company. The ability of the Company’s Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances of the Chinese operating subsidiaries. Because substantially all of the Company’s operations are conducted in China and a substantial majority of its revenues are generated in China, a majority of the Company’s revenue being earned and currency received are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into US Dollars.

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these financial statements.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	Condensed Parent Company Financial Information (Continued)

CONDENSED PARENT COMPANY BALANCE SHEETS

	December 31, 2010	December 31, 2009

ASSETS
Current Assets:
Cash and cash equivalents	$18,136	$135,425
Other receivables	2,276,449	2,265,839

Total Current Assets	2,294,585	2,401,264

Investment in subsidiaries	44,180,522	63,180,130
Other Assets:
Deferred acquisition costs, net	-	1,987,216

Total Assets	$46,475,107	$67,568,610

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Other current liabilities	$767,676	$270,511

Total Current Liabilities	767,676	270,511

Long Term Liabilities:
Senior secured notes, net of discount	10,633,911	7,973,096
Secured notes, net of discount	16,159,035	17,062,563
Unsecured notes, net of discount	4,218,128	5,134,795
Convertible notes, net of discount	-	-

Total Liabilities	31,778,750	30,440,965

EQUITY
Series A convertible preferred shares, $.0005 par value; 70,000,000 authorized shares, 55,615,780 shares issued and outstanding (December 31, 2009 62,161,965 shares issued)	27,808	31,081
Series B convertible preferred shares, $.0005 par value; 25,000,000 authorized shares, 14,824,683 shares issued and outstanding (December 31, 2009 23,158,080 shares issued)	7,412	11,579
Ordinary shares, $.0015 par value; 51,666,667 authorized shares, 11,373,241 shares issued and outstanding (December 31, 2009 4,688,151shares issued)	17,060	7,033
Additional paid-in capital	114,837,442	109,594,452
Accumulated deficit	(100,533,198)	(73,111,896)
Accumulated other comprehensive income	339,833	595,396

Total equity	14,696,357	37,127,645

Total liabilities and shareholders’ equity	$46,574,107	$67,568,610

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	Condensed Parent Company Financial Information (Continued)

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	For the year ended	For the year ended
	December 31, 2010	December 31, 2009

Revenue	$-	$-

Operating expenses:
General and administrative expenses	(2,648,189)	(2,990,610)
Loss from operations	(2,648,189)	(2,990,610)

Other income/(expenses)
Interest income	3	92
Interest expense	(3,714,142)	(8,602,134)
Loss on debt extinguishment	-	(39,663,466)
Total other expenses	(3,714,139)	(48,265,508)

Loss before income taxes	(8,349,544)	(51,256,118)
Income taxes	-	-

Equity in earnings of affiliates	(18,999,608)	(5,330,501)

Net loss attributable to China Cablecom shareholders	$(27,349,152)	$(56,586,619)

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	Condensed Parent Company Financial Information (Continued)

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended
	December 31, 2010	December 31, 2009
Cash Flows From Operating Activities:
Net cash used in operating activities	$(443,539)	$(18,325,758)

Net cash used in investing activities	-	-

Net cash provided by financing activities	326,250	17,639,809

Net decrease in cash	(117,289)	(685,949)

Cash at the beginning of the period	135,425	821,374

Cash at the end of the period	$18,136	$135,425

Supplemental cash flow information:
Value assigned to shares issued as payment for broker fee	$-	$585,000
Value assigned to shares issued as payment for legal fee	$326,251	$-
Non-cash financing activities related to restructuring of debt (Note 2):
Cancellation of convertible note and interest	$-	$23,308,298
Issuance of secured notes	$-	$18,000,000
Issuance of unsecured notes	$-	$5,500,000
Issuance of Series A Convertible Preferred Shares	$-	$51,323,443
Non-cash financing activities related to private financings (Note 2):
Issuance of Series B Convertible Preferred Shares	$-	$15,045,953
Reduction of Notes as the result of conversion of Preferred Series A to Ordinary Shares	$1,820,195	$1,302,642