Form 20-F/A
period 2010-12-31
China Cablecom Holdings, Ltd.
filed 2011-10-31
CIK 1416569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Title of Each Class

Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: ORDINARY SHARES, $.0015 PAR VALUE

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

☐ Yes                ☐ No

EXPLANATORY NOTE

China Cablecom Holdings, Ltd., a corporation formed in the British Virgin Islands (hereinafter referred to as “we,” “us,” “our,” “China Cablecom Holdings” or the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this "Amendment") to its Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the Securities and Exchange Commission on July 28, 2011 (the "Original Filing").  This amendment is filed solely with respect to the following items:

•	Part I, Item 3- Key Information

•	Part I, Item 4- Information on the Company

•	Part I, Item 5- Operating and Financial Review and Prospects

•	Part I, Item 8- Financial Information

•	Part I, Item 9- The Offer and Listing

•	Part II, Item 15- Controls and Procedures

•	Part III, Item 17- Financial Statements.

•	Part III, Item 19- Exhibits.

This Amendment is being filed for the purpose of restating our financial statements for the year ended December 31, 2010 and related disclosure to reflect the deconsolidation of Hubei Chutien Video Communication Network Co., Ltd. (“Hubei Chutien”) and Binzhou Broadcasting and Television Information Network Co., Ltd. (“Binzhou Broadcasting”), following the transition guidance found in ASC 810-10-65-2 regarding deconsolidation.

The Company reassessed its evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2010. As a result of that assessment, management has concluded that the Company’s disclosure controls and procedures as of December 31, 2010 were not effective.

Except as described above, no other changes have been made to Amendment, and this Amendment does not amend, update or change any other information in the financial statements or any other items or disclosures in the Original Filing. This Amendment does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures, including any exhibits to the Original Filing affected by subsequent events.

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

The following summary consolidated financial data for the years ended December 31, 2008, 2009 and 2010 have been derived from the Company’s restated audited consolidated financial statements included in this Annual Report beginning on page F-1. The following selected historical statement of income data for the period from October 1, 2006 (Inception) to December 31, 2006 and the year ended December 31, 2007 and the selected historical balance sheet data as of December 31, 2006 and 2007 have been derived from the audited financial of the Company not included in this annual report.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Operating and Financial Review and Prospects,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	October 1 (Inception) Through Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
(in US$ thousands, except for share data)
Statement of Income Data:
Management fee income	-	-	-	1,005	4,450
Shares of profit (loss) on operating joint ventures	-	-	89	(1,223)	(8,248)

Operating loss	(73)	(572)	(5,182)	(5,185)	(9,248)
Interest expenses	-	(1,296)	(8,654)	(9,855)	(4,212)
Loss before income tax	(73)	(1,812)	(13,410)	(54,638)	(13,432)
Net loss attributable to China Cablecom Holdings, Ltd.	(73)	(1,812)	(13,411)	(54,869)	(14,408)
Net loss per share
Basic	(219.33)	(2.63)	(5.42)	(16.18)	(1.97)
Diluted	(219.33)	(2.63)	(5.42)	(16.18)	(1.97)
Weighted average number ordinary shares, Basic and diluted
Basic	333	688,893	2,472,504	3,391,924	7,327,475
Diluted	333	688,893	2,472,504	3,391,924	7,327,475

Weighted ordinary share numbers have been restated to reflect the Company’s March 2, 2010 1-for-3 Reverse Split.

	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010
(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	-	12,508	9,427	6,993	929
Prepaid expenses and advances	-	591	6,856	6,075	3,646
Total current assets	-	13,337	16,283	13,068	4,575
Property, plant & equipment, net	4	74	202	159	138
Investment in operating joint ventures	-	27,047	40,045	66,103	64,027
Total assets	56	42,855	57,773	81,317	70,384
Current portion of long term debt, net of discount	-	9,618	9,482	-	-
Amount due to an associate company	-	-	-	10,734	7,050
Total current liabilities	128	33,755	10,272	11,242	9,120
Convertible notes, net of discounts	-	-	16,684	-	-
Senior secured notes, net of discounts	-	-	-	7,973	10,634
Junior secured notes, net of discounts	-	-	-	17,063	16,159
Unsecured notes, net of discounts	-	-	-	5,135	4,218
Notes payable, net of discount and current portion	-	7,478	-	-	-
Total liabilities	128	41,232	26,956	41,412	40,131
Total shareholders equity	(72)	1,623	30,817	39,905	30,253

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

The following table sets forth the average middle rates for Renminbi expressed as per one U.S. dollar for the years 2006, 2007, 2008, 2009 and 2010:

Year	Renminbi Average(1)
2006	7.9579
2007	7.6040
2008	6.9451
2009	6.8314
2010	6.6227

(1)	Determined by averaging the middle rate between buying and selling rates on the last business day of each month during the relevant period.

The following table sets forth the high and low middle rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
April 30, 2011	6.5527	6.4990
May 31, 2011	6.5108	6.4845
June 30, 2011	6.4892	6.4683
July 31, 2011	6.4350	6.4683
August 30, 2011	6.4392	6.3776
September 30, 2011	6.3980	6.3816

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

Risks Relating to Our Business

We have a very limited operating history, which may make it difficult for you to evaluate our business and prospects.

We entered into a joint venture with Binzhou Broadcasting in September 2007 and Hubei Chutian in June 2008. As a result, our operating history is very limited and, accordingly, the revenue and income potential of our business and markets are unproven. Binzhou Broadcasting’s and Hubei Chutian’s historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects, particularly in view of the fact that the networks comprising the operations of Binzhou Broadcasting and Hubei Chutian were historically operated independently prior to the formation of our operating joint ventures and are no longer consolidated into our financial statements.

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

We must make significant intercompany loans to Binzhou Broadcasting to preserve our investment in Binzhou Broadcasting.

Pursuant to the terms of the Asset Transfer Agreement with the local state-owned enterprise, Binzhou Guangdian Network Co., Ltd. (“Binzhou SOE”), Binzhou Broadcasting must complete the payment for all assets to be transferred not later than August 2008, which was later extended to December 31, 2008, January 31, 2009, December 31, 2009 and ultimately to June 30, 2010.  To the extent the financing for such payment is not completed, our ability to preserve our investment in Binzhou Broadcasting will be jeopardized. Based on a government decree in an initiative in 2010 of “forming one consolidated broadcasting network within one province”, the Shandong party committee and government announced plans on the development and reform of provincial Radio and TV broadcasting network, in such that, the municipal, county (county level city or district) Radio and TV broadcasting network shall freeze headcounts and assets and maintain the current organization to suspend any pending financing activities.  In this regard, a government document issued by Shandong SARFT regarding the “freezing of investment and head count” was provided to us by Binzhou SARFT / Binzhou SOE.  They explained to us that they cannot sign any amendment or agreement with us during the “freezing” period and all agreements would be frozen until later notice.  As a result, our Binzhou JV has temporarily suspended any current obligations until further notification from the government.  While we have received several extensions from Binzhou SOE and anticipate amending the Framework Agreement once the “freezing” is lifted, our control and economic interest over Binzhou Broadcasting did not change before and after June 30, 2010, nor was there any change in Binzhou Broadcasting’s board composition, senior management, or its Article of Association.

We will be required to seek additional financing and to amend or modify the terms of our existing debts to meet the obligations upon the lifting of the freezing described above. Although we have orally agreed previous extensions with the SOE, there can be no assurance that future negotiations will result in the amendment of the asset transfer agreements involved.  In addition, there can be no assurance that any additional financing will be available on acceptable terms or at all.  Absent amendment of the framework agreement governing the establishment of Binzhou Broadcasting, any such failure to secure additional financing by us will create a default under the terms of the joint venture agreement between Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”) and Binzhou SOE and may result in us no longer being entitled to rights as a joint venture partner regarding the operations of Binzhou Broadcasting.

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

The Onshore and Offshore Loan Agreements may be scrutinized by the SAFE

In June and July of 2008, China Cablecom entered into 2 loan agreements, whereby, China Cablecom extended 2 loans in U.S. dollars to Rich Dynamic Limited, a Hong Kong company, (“RDL”), which amount in aggregate, to $38,000,000. These loans were utilized as payment to a shareholder (“Shareholder”) of Chengdu Chuanghong Jinsha Real Estate Co., Ltd. (“Chengdu Chuanghong”), for the purpose of acquiring 60% of the equity interest in this company.  After payment was made to the Shareholder, 2 RMB loans were extended by the Shareholder to JYNT, pursuant to the loan agreements entered into between the Shareholder and JYNT, which amount in aggregate to RMB 244,000,000.

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

As a result of the contractual agreements entered into between our indirect subsidiary Heze Cablecom Network Technology Co., Ltd., a PRC company (“HZNT”), and the shareholders of JYNT, we control are considered the primary beneficiary of JYNT, and are entitled to consolidate the financial results of JYNT, which includes JYNT’s equity investment in the joint venture which operates Binzhou Broadcasting and Hubei Chutian. JYNT and its shareholders are generally speaking not permitted to terminate the contractual agreements prior to the expiration date. The shareholders of JYNT, however, may not act in the best interest of our company or perform their contractual obligations.

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

We may not be able to take control of JYNT upon the occurrence of certain events, such as the imposition of statutory liens, judgments, court orders, death or capacity. If the PRC government proposes new laws or amends current laws that are detrimental to the contractual agreements with JYNT, such changes may effectively eliminate our control over the JYNT and our ability to consolidate the financial results of the joint venture which operates Binzhou Broadcasing and Hubei Chutian, JYNT’s sole operational assets. In addition, if the shareholders of JYNT fail to perform as required under those contractual agreements, we will have to rely on the PRC legal system to enforce those agreements, and there is no guarantee that we will be successful in an enforcement action.

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

As a result of recent changes in relevant accounting rules, we no longer consolidate the financial operations of Binzhou Broadcasting and Hubei Chutian.

JYNT has entered into a joint venture agreement and a series of services agreements that, pursuant to previously applicable accounting principles, entitled JYNT to consolidate 60% of the operating results of Binzhou Broadcasting, although JYNT only had a 49% equity interest and the Binzhou SOE had retained control of the joint venture.  JYNT has also entered into a joint venture agreement and a series of services agreements that, pursuant to previously applicable accounting principles, entitled JYNT to consolidate 55% of the operating results of Hubei Chutian, although JYNT only had a 49% equity interest and the local state-owned enterprise, Hubei Chutian Radio and Television Information Network Co., Ltd. (“Hubei SOE”) had retained control of the joint venture.  Because JYNT lacks actual control over Binzhou Broadcasting and Hubei Chutian, JYNT, and us through our contractual arrangements with the shareholders of JYNT, are protected in our dealings with the Binzhou SOE and the Hubei SOE only to the extent provided for in the joint venture agreement and the services agreements.

In order to consolidate the two joint ventures Binzhou Broadcasting and Hubei Chutian under previously applicable accounting literature, we concluded that we had the power to direct the activities of each joint venture and that we had the obligation to absorb losses and right to receive benefits that could be significant to the relevant joint venture.  We made this determination based on the facts that we have the obligation to absorb 49% of the losses and has right to receive 49% of any residual benefits of each joint venture.  Furthermore, JYNT receives 11% of the net profits of Binzhou Broadcasting and 6% of the net profits of Hubei Chutian through exclusive service agreements.  In addition, JYNT has a veto right regarding the appointment of the general manager of Binzhou Broadcasting and Hubei Chutian, the right to appoint their chief financial officer, and an obligation to provide continued financial resources for investment and capital expenditures for the future expansion of their operations. The result of these rights and obligations given to JYNT is that China Cablecom and JYNT have the ability to substantially influence the joint venture’s daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder vote.  After performing an evaluation subsequent to the adoption of ASU 2009-17 (ASU 2009-17), which had the effect of modifying the accounting principles involved in this analysis subsequent to our initial acquisition of both joint ventures, we no longer believe the consolidation of Binzhou Broadcasting and Hubei Chutian is appropriate. Accodingly, we are now required to account for the joint ventures under the “equity method” of accounting, which has the effect of substantially decreasing the net assets (and liabilities) on our balance sheet and net income we reflect from the operations of each joint venture.

The agreements that establish the structure for operating our business may result in the relevant PRC government regulators revoking or refusing to renew Binzhou Broadcasting’s or Hubei Chutian’s operating permit.

Each of Binzhou Broadcasting and Hubei Chutian obtains exclusive operating rights by entering into exclusive service agreements with Binzhou SOEs and Hubei SOEs, respectively, who are 100% owned by different levels of branches of SARFT in Binzhou Municipality and Hubei Municipality, respectively. Binzhou SOEs and Hubei SOEs enjoy the right to provide cable access services in their respective territories. Any foreign-invested enterprise incorporated in the PRC, such as our subsidiary, HZNT, is prohibited from conducting a business involving the transmission of broadcast television or the provision of cable access services. Our contractual arrangements with JYNT and its shareholders provide us with the economic benefits of Binzhou Broadcasting and Hubei Chutian. However, under recently adopted revisions to US GAAP, we may not consolidate the financial results of Binzhou Broadcasting and Hubei Chutian into our financial statements. If SARFT determines that our control over JYNT, or our relationship with Binzhou Broadcasting or Hubei Chutian through those contractual arrangements, is contrary to their generally restrictive approach towards foreign participation in the PRC cable television industry, there can be no assurance that SARFT will not reconsider Binzhou Broadcasting’s or Hubei Chutian’s eligibility to hold exclusive rights to provide operating services or cable access services to Binzhou SOEs or Hubei SOEs. If that were to happen, we might have to discontinue all or a substantial portion of our business pending the approval of exclusive service and operating rights on the required operating permits held by Binzhou SOEs and Hubei SOEs. In addition, if we are found to be in violation of any existing or futures PRC laws or regulations, the relevant regulatory authorities, including the SARFT, would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking the business licenses or operating licenses of our PRC affiliates and Binzhou SOE and Hubei SOE, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

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

In order to comply with current PRC laws limiting foreign ownership in the cable industry, Binzhou Broadcasting operates in a joint venture and China Cablecom manages its interest in the joint venture through direct ownership of wholly foreign owned entities and affiliated companies wholly owned by PRC citizens. China Cablecom entered into contractual arrangements, through its affiliated PRC company, JYNT, to provide marketing, strategic consulting and technical support and services to Binzhou Broadcasting for a fee of 11% of the net profits of the joint venture. In addition, in the Framework Agreement between JYNT and the Binzhou SOE, JYNT has the ability to control certain aspects of the financing and management of Binzhou Broadcasting arising from a veto right it holds regarding the appointment of the general manager of Binzhou Broadcasting, the right to appoint the chief financial officer of Binzhou Broadcasting and an obligation to provide continued financial resources for investment and capital expenditure for the future expansion of the joint venture’s operations. As a result, China Cablecom has the ability to substantially influence the joint venture’s daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder vote. In addition, China Cablecom enjoys 60% of the economic benefits of the joint venture through its 11% fee of net profit combined with its 49% ownership interest. However, under recently adopted revisions to US GAAP, we may not consolidate the financial results of Binzhou Broadcasting into our financial statements. The other provisions of the Framework Agreement (including an appraisal of the assets of Binzhou Broadcasting, the initial capitalization of Binzhou Broadcasting and a prohibition on the Binzhou SOE establishing a competing network in the cooperation area) have either been performed in full or are contained in the formal agreement entered into subsequent thereto.

Joint Venture with Hubei Chutian Radio and Television Information Network Co., Ltd. and China Cablecom.

In June 2008, China Cablecom entered into a Framework Agreement through its affiliated company, JYNT, to purchase a 49% equity interest and 60% economic benefit in a newly created joint venture, Hubei Chutian Video Communication Network Co., Ltd. (“Hubei Chutian”). In September 2009, the Framework Agreement was revised by Supplement Agreement II. China Cablecom reduced its economic interest to 55% in Hubei Chutian. The local state-owned enterprise, Hubei Chutian Radio and Television Information Network Co., Ltd. (“Hubei SOE”), agreed to contribute certain assets and businesses for a 51% equity interest in Hubei Chutian. Hubei SOE was organized under the laws of the PRC to aggregate various local state-owned cable assets and businesses within the Province of Hubei, China.

In order to comply with current PRC laws limiting foreign ownership in the cable industry, Hubei Chutian operates in a joint venture and China Cablecom manages its interest in the joint venture through direct ownership of wholly foreign owned entities and affiliated companies wholly owned by PRC citizens. China Cablecom entered into contractual arrangements, through its affiliated PRC company, JYNT, to provide marketing, strategic consulting and technical support and services to Hubei Chutian for a fee of 6% of the net profits of the joint venture. In addition, in the Framework Agreement between JYNT and the Hubei SOE, JYNT has the ability to control certain aspects of the financing and management of Hubei Chutian arising from a veto right it holds regarding the appointment of the general manager of Hubei Chutian, the right to appoint the chief financial officer of Hubei Chutian and an obligation to provide continued financial resources for investment and capital expenditure for the future expansion of the joint venture’s operations. As a result, China Cablecom has the ability to substantially influence the joint venture’s daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder vote. In addition, China Cablecom enjoys 55% of the economic benefits of the joint venture through its 6% fee of net profit combined with its 49% ownership interest. However, under recently adopted revisions to US GAAP, we may not consolidate the financial results of Hubei Chutian into our financial statements.

On October 24, 2011, we announced that we had received offers to purchase the joint venture interest we hold in Hubei Chutian through JYNT, including an offer from our joint venture partner Hubei SOE, The offer by the Hubei SOE was mandated by SARFT and made in compliance with provincial regulatory policies. Current negotiations on terms including purchase price and conditions are still pending and subject to further review by our Board of Directors. Upon conclusion of a sale, funds from the transaction will be used to reduce outstanding indebtedness of China Cablecom and excess proceeds distributed back to shareholders.

Our registered office is located at Kingston Chambers, P. O. Box 173, Road Town, Tortola, British Virgin Islands.  Our principal executive office is located at Room 458, North Building, Wenjiao Plaza No. 1 Qingnian Dong Road, Jinan, People’s Republic of China 250001.  The telephone number of our principal executive office is (86) 531 8712-9000.

B.	Business Overview

Overview

We are a joint-venture provider of cable television services in the PRC, operating in partnership with a local state-owned enterprise authorized by the PRC government to control the distribution of cable TV services (“SOE”). We invested in the networks we currently operate by our equity joint ventures in Binzhou, Shandong Province in September 2007 and in Hubei Province in June 2008 by entering into a series of asset purchase and services agreements with companies organized by SOEs owned directly or indirectly by local branches of SARFT to serve as holding companies of the relevant businesses. Due to restrictions on foreign ownership of PRC media and broadcasting entities, our 49% joint venture interest is held through a series of contractual arrangements intended to result in the risks and benefits of Binzhou Broadcasting’s and Hubei Chutian’s operations being primarily borne by us, rather than through a direct ownership of equity securities. These contractual arrangements with Binzhou SOE have an initial term of 20 years. The parties may mutually seek to extend these agreements upon the expiry of the current term. The contractual agreements with Hubei SOE have a fixed term of 30 years and China Cablecom agreed to transfer the remaining economic interest in the Joint Venture to Hubei SOE after the 30 years period for free.

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

Note:

① Pu Yue and Liang Yuejing own respectively 95% and 5% equity in JYNT.

② HKZ and HZNT can contractually control JYNT through the contractual arrangement. Please see “Organizational Structure”.

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

•
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

•
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

•
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

•
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

•
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

China Cablecom Ltd. is the 100% shareholder of China Cablecom Company Limited, formerly known as Hong Kong Zhongyouxiantong Co., Ltd. (“HKZ”), incorporated in Hong Kong on May 22, 2007. HKZ owns 100% of Heze Cablecom Network Technology Co., Ltd (“HZNT”) incorporated under the laws of the PRC on October 9, 2007. We are have entered into contractual arrangement with the following Variable Interest Entities (“VIE”) as defined under FASB ASC 810-10:

•	Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”) incorporated under the laws of the PRC on July 16, 2007.

On October 1, 2007, JYNT entered into an operating partnership through a joint venture with its partner Binzhou SOE, called Binzhou Broadcasting.  Binzhou SOE agreed to contribute all of the inventory and property, plant and equipment of Binzhou PRC along with all of their cable business operations in the PRC in exchange for a 51% equity interest in Binzhou Broadcasting. JYNT agreed to acquire the remaining 49% equity interest in Binzhou Broadcasting, as well as receive 60% of the economic benefits in Binzhou Broadcasting, through an exclusive 11% service agreement, for total consideration of approximately $30 million. Although JYNT will receive 60% of the economic benefits in Binzhou Broadcasting, China Cablecom may not consolidate the financial results of Binzhou Broadcasting into its financial statements.  JYNT had only contributed $14 million to Binzhou Broadcasting and there was a further capital contribution of $16 million which had been due but not yet settled. This exclusive service agreement provides marketing, strategic consulting and technical support and services for 11% of the net profits of Binzhou Broadcasting. Binzhou SOE receives 40% of the economic benefits or net profits of Binzhou Broadcasting for its interest in the joint venture.

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

JYNT also enter into a technical service agreement with Hubei Chutian, JYNT provides marketing, strategic consulting and technical support and services for 11% of the net profits. Together with its 49% equity interest, JYNT effectively received 60% of economic benefits of Hubei Chutian. Although JYNT will receive 60% of the economic benefits in Hubei Chutian, China Cablecom may not consolidate the financial results of Hubei Chutian into its financial statements.

On September 30, 2009 JYNT and Hubei SOE signed a supplement to the Framework which reduces the service fee from 11% to 6% of the net profits and the effective economic benefit received by JYNT to 55%. As noted above, in October 2011, we received an offer from the Hubei SOE to purchase the joint venture interest we hold in Hubei Chutian through JYNT.

Restatement of Consolidated Financial Statements

In response to comments received from the Securities and Exchange Commission, the Company determined that it would be required to restate its previously issued audited consolidated financial statements as of and for the fiscal year ended December 31, 2010 to deconsolidate Hubei Chutian and Binzhou Broadcasting following the transition guidance found in ASC 810-10-65-2 regarding deconsolidation.

A.	Results of operation

The following discussion of our results of operations is based upon our audited consolidated financial statements beginning on Page F-1 on this Annual Report.

Fiscal year ended 2010 compared to fiscal year ended 2009

Management fee income

Management fee income for the year ended December 31, 2010 were $4.5 million, an increase of $3.5 million from $1 million for the year ended December 31, 2009. Management fees were all earned from JYNT.

Share of losses on operating joint ventures

Share of loss on operating joint ventures for the year ended December 31, 2010 were $8.2 million, an increase of $7 million from $1.2 million for the year ended December 31, 2009.

Summarized financial information of Binzhou Broadcasting is as follows for the years ended December 31, 2010 and 2009:

	December 31,	December 31,
	2010	2009
Net sales	$11,531,348	$10,659,255
Gross profit	1,797,134	4,439,962
Loss before taxes	(11,350,894)	(438,850)
Net loss	(11,459,687)	(606,310)

Company's share of net loss	(3,167,830)	(167,604)

Summarized financial information of Hubei Chutian is as follows for the years ended December 31, 2010 and 2009:

	December 31,	December 31,
	2010	2009
Net sales	$42,431,792	$34,904,026
Gross profit	12,151,561	11,256,097
Loss before taxes	10,852,867	1,749,897
Net loss	10,367,435	2,153,983

Company's share of net loss	(5,080,043)	(1,055,451)

General and administrative expenses

General and administrative expenses for the year ended December 31, 2010 were $5.5 million, an increase of $0.5 million from $5.0 million for the year ended December 31, 2009. General and administrative expenses consist primarily of office rental, amortization of deferred offering costs, legal and accounting expenses and salary and welfare expenses in administrative functions such as, finance and senior management.

Interest expenses

Interest expense for the year ended December 31, 2010 was $4.2 million, a decrease of $5.7 million from $9.9 million for the year ended December 31, 2009. The significant decrease of interest expenses was a result of the debt restructures completed in 2009.

Loss before income taxes

Loss before income taxes for the year ended December 31, 2010 was $13.4 million, a decrease of $41.2 million, from $54.6 million for the year ended December 31, 2009.   In 2009, the Company incurred a loss on debt extinguishment of $39.7 million.

Liquidity and Capital Resources

As of December 31, 2010, the Company had cash and cash equivalents approximately $0.9 million available for investment and corporate overhead. As we discussed,  JYNT had only contributed $14 million to Binzhou Broadcasting and there was a further capital contribution of $16 million which had been due but not yet settled.  We are required to seek additional financing of providing loan financial to Binzhou Broadcasting or amend or modify the term of our agreements with Binzhou SOE. The amount of the required financing is approximately $16 million.

As of December 31, 2010, we had following obligations:

•	$4.2 million unsecured notes with 5% annual interest rate. The repayment was scheduled in 8 installments to be paid every 6 months starting from October 15, 2012
•	$16.2 million secured notes with 5% annual interest rate. The repayment was scheduled in 7 installments to be paid every 6 months starting from October 15, 2012.
•	$19.1 million ($10.7M after discount) Senior Secured Notes with 12% annual interest rate. The repayment was scheduled in 6 installments to be paid every 6 months starting from October 15, 2012.

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

Tabular disclosure of contractual obligations

The following table summarizes our contractual commitments as of December 31, 2010 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

Payments due by period
US$ Million	Total	Less than one year	1-3 years	3-5 years	More than 5 years

Long-term Debt Obligations	31.1	-	5.1	22.3	3.7

Capital (Finance) Lease Obligations	-	-	-	-	-

Operating Lease Obligations	-	-	-	-	-

Purchase Obligations	-	-	-	-	-

Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-

Total	31.1	-	5.1	22.3	3.7

Recent Accounting Pronouncements

FASB ASC 810. We adopted FASB ASC 810 on January 1, 2010, which amended the consolidation guidance for variable-interest entities include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity.  The adoption of this guidance will have a material impact on the consolidated financial position and results of the Company. The Company will be required to deconsolidate certain VIEs that are currently consolidated. The impact of the adoption may be applied retrospectively with a cumulative-effect adjustment to retained earnings as of the beginning of the first year restated, or through a cumulative-effect adjustment on the date of adoption.

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

Our ordinary shares are quoted on the OTC Bulletin Board under the symbol “CABLF”. From July 30, 2008 until August 8, 2011, our ordinary shares, warrants and units traded on the Nasdaq Capital Market.

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

On March 1, 2010, we announced that effective April 4, 2010, our units would be separated into its component securities, consisting of one ordinary share and two warrants. As a result, beginning April 4, 2010, the Units and Warrants ceased trading. The warrants expired on April 4, 2010 and the reverse stock split was applied to each ordinary share resulting from the expired unit.

	Ordinary Shares
	High	Low
	(US$)	(US$)
2008
First Quarter	22.35	19.29
Second Quarter	19.05	17.70
Third Quarter	21.00	6.51
Fourth Quarter	7.65	1.77
2009
First Quarter	2.61	0.45
Second Quarter	5.82	0.78
Third Quarter	4.14	1.14
Fourth Quarter	3.30	1.41
2010
First Quarter	2.37	1.40
Second Quarter	1.68	0.77
Third Quarter	0.83	0.36
Fourth Quarter	0.80	0.44
2011
First Quarter	0.60	0.38
Second Quarter	0.43	0.21
Third Quarter	0.28	0.06
Fourth Quarter (through October 27)	0.25	0.08

Holders of ordinary shares should obtain current market quotations for their securities. There can be no assurance that a trading market will develop for these securities.

Status of Outstanding Ordinary Shares.  As of October 27, 2011, we had a total of 13,673,689 ordinary shares issued and outstanding.

Holders.  As of October 27, 2011 there were, of record, 42 holders of ordinary shares. We believe the number of beneficial holders of each of these securities is significantly greater than the number of record holders.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares are quoted on the OTCBB under the symbol CABLF.

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

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

At the time our Annual Report for the fiscal year ended December 31, 2010 was filed on July 28, 2011, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2010.  In connection with the filing of this Amendment No. 1, such officers re-evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by that report.  Subsequent to that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, re-assessed the conclusion expressed in such evaluation and the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based upon that re-assessment, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements because of the identification of material weaknesses in our internal control over financial reporting described further below.

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

CHINA CABLECOM HOLDINGS, LTD

By:	/s/ Pu Yue	By:	/s/ Sikan Tong
Name:	Pu Yue	Name:	Sikan Tong
Title:	Chief Executive Officer	Title:	Chief Financial Officer
Date:	October 31, 2011	Date:	October 31, 2011

CHINA CABLECOM HOLDINGS, LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Comprehensive Loss	F-4
Consolidated Statements of Changes in Stockholders’ Equity (Deficiency)	F-5 – F-6
Consolidated Statements of Cash Flows	F-7 – F-8
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
China Cablecom Holdings, Ltd.

We have audited the accompanying consolidated balance sheets of China Cablecom Holdings, Ltd and Subsidiaries (the “Company”) as of December 31, 2010, 2009 and 2008, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity (deficiency) and cash flows for the three years ended December 31, 2010, 2009 and 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Cablecom Holdings, Ltd and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the three years ended December 31, 2010, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3, the Company reassessed the guidance on consolidation of variable interest entities and determined that the Company was not the primary beneficiary of certain variable interest entities that has been consolidated previously. As a result, the Company determined to deconsolidate certain variable interest entities. The impact of the deconsolidation shall be applied retrospectively with a cumulative-effect adjustment to retained earnings as of the beginning of the first year restated. The Company had applied the guidance and restated its financial statement for the year ended December 31, 2010, 2009 and 2008 to conform with the standards of the Public Company Accounting Oversight Board (United States).

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, the Company has incurred significant losses during 2010, 2009 and 2008, and has relied on debt and equity financings to fund their operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 5. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY Vocation HK CPA Limited
UHY Vocation HK CPA Limited
Certified Public Accountants

Hong Kong, July 28, 2011 (October 31, 2011 as to the effect of the restatement discussed in Note 3)
(THE PEOPLE'S REPUBLIC OF CHINA)

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009	December 31, 2008
	(restated)	(restated)	(restated)
ASSETS
Current Assets:
Cash and cash equivalents	$929,072	$6,992,541	$9,426,952
Prepaid expenses and advances	3,646,390	6,075,149	6,856,025
Total Current Assets	4,575,462	13,067,690	16,282,977

Property, plant & equipment, net	138,230	159,395	202,060
Investment in operating joint ventures	64,026,705	66,102,750	40,044,610
Other Assets:
Deferred financing costs, net	1,643,943	1,987,215	1,243,923
Total Assets	$70,384,340	$81,317,050	$57,773,570

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Promissory note – net of discount	$-	$-	$9,481,940
Other current liabilities	2,069,466	508,441	790,347
Amount due to Hubei Chutian	7,050,397	10,733,508	-
Total Current Liabilities	9,119,863	11,241,949	10,272,287
Long Term Liabilities:
Convertible notes	-	-	16,684,044
Senior secured notes	10,633,911	7,973,096	-
Secured notes	16,159,035	17,062,563	-
Unsecured notes	4,218,128	5,134,795	-
Total Liabilities	40,130,937	41,412,403	26,956,331

COMMITMENTS AND CONTINGENCIES	-	-	-

STOCKHOLDERS' EQUITY
Series A convertible preferred shares, $.0005 par value; 70,000,000 authorized shares, 55,615,780 shares issued and outstanding (December 31, 2009 62,161,965 shares issued, December 31, 2008: none issued)	27,808	31,081	-
Series B convertible preferred shares, $.0005 par value; 25,000,000 authorized shares, 14,824,683 shares issued and outstanding (December 31, 2009 23,158,080 shares issued, December 31, 2008: none issued)	7,412	11,579	-
Ordinary shares, $.0015 par value; 51,666,667 authorized shares, 11,373,241 shares issued and outstanding (December 31, 2009 4,688,151 shares issued, December 31, 2008: 3,225,711 shares issued)	17,060	7,033	4,839
Additional paid-in capital	114,368,149	109,452,870	45,526,562
Accumulated deficit	(84,572,062)	(70,164,375)	(15,295,384)
Accumulated other comprehensive income	405,036	566,459	581,222

Total stockholders’ equity	30,253,403	39,904,647	30,817,239
Total liabilities and stockholders’ equity	$70,384,340	$81,317,050	$57,773,570

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended	For the year ended	For the year ended
	December 31, 2010	December 31, 2009	December 31, 2008
	(restated)	(restated)	(restated)

Management fee income	$4,450,438	$1,004,596	$-
Share of (loss)/profit on operating joint ventures	(8,247,873)	(1,223,055)	89,347
	(3,797,435)	(218,459)	89,347
Operating expenses
General and administrative expenses	5,450,965	4,966,132	5,271,418
Total operating expenses	5,450,965	4,966,132	5,271,418
Loss from operations	(9,248,400)	(5,184,591)	(5,182,071)

Other income / (expenses)
Interest income	10,566	61,651	225,690
Interest expense	(4,211,707)	(9,855,474)	(8,654,652)
Loss on debt extinguishment	-	(39,663,466)	-
Other income	17,566	3,456	201,199
Total other expenses	(4,183,575)	(49,453,833)	(8,227,763)
Loss before income taxes	(13,431,975)	(54,638,424)	(13,409,834)
Income taxes expenses	(975,712)	(230,567)	(717)
Net loss	$(14,407,687)	$(54,868,991)	$(13,410,551)

Net loss per ordinary share:
- Basic and fully diluted	$(1.97)	$(16.18)	$(5.42)

Weighted average number of shares
- Basic and fully diluted	7,327,475	3,391,924	2,472,504

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the year ended	For the year ended	For the year ended
	December 31, 2010	December 31, 2009	December 31, 2008
	(restated)	(restated)	(restated)

Net loss	$(14,407,687)	$(54,868,991)	$(13,410,551)
Other comprehensive (loss)/income, net of tax:
Foreign currency translation adjustment
- Company	324,588	(1,345)	403,401
- operating joint ventures	(486,011)	(13,418)	22,263
Total other comprehensive (loss)/income, net of tax	(161,423)	(14,763)	425,664
Comprehensive loss attributable to the Company	$(14,569,110)	$(54,883,754)	$(12,984,887)

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
For the years ended December 31, 2010, 2009 and 2008

	Preferred Shares		Series A Preferred Shares		Series B Preferred Shares		Ordinary shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity

Balance as December 31, 2007 (restated)	766,680	$383	-	$-	-	$-	633,334	$950	$3,575,737	$(1,884,833)	$155,558	$1,847,795

Recapitalization – reverse merger	(766,680)	(383)	-	-	-	-	1,961,012	2,941	22,131,052	-	-	22,133,610

Allocation of proceeds from issuance of convertible notes – incentive shares	-	-	-	-	-	-	508,331	763	9,079,667	-	-	9,080,430

Warrants exercised	-	-	-	-	-	-	16,367	25	245,475	-	-	245,500

Issuance of ordinary shares as finder’s fee	-	-	-	-	-	-	106,667	160	1,951,840	-	-	1,952,000

Allocation of proceeds from issuance of convertible notes – beneficial conversion feature	-	-	-	-	-	-	-	-	8,542,791	-	-	8,542,791

Net loss for 2008	-	-	-	-	-	-	-	-	-	(13,410,551)	-	(13,410,551)

Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	-	425,664	425,664

Balance as December 31, 2008 (restated)	-	$-	-	$-	-	$-	3,225,711	$4,839	$45,526,562	$(15,295,384)	$581,222	$30,817,239

Issuance of Preferred Shares related to debt restructure	-	-	65,799,285	32,900	-	-	-	-	51,290,543	-	-	51,323,443

Issuance of Preferred Shares related to issue of Senior Secured notes, net of issuance costs	-	-	-	-	23,158,080	11,579	-	-	10,530,960	-	-	10,542,539

Share issued as payment for broker fee	-	-	-	-	-	-	250,000	375	584,625	-	-	585,000

Conversion of Series A Preferred Shares	-	-	(3,637,320)	(1,819)	-	-	1,212,440	1,819	1,302,642	-	-	1,302,642

Stock option compensation expenses	-	-	-	-	-	-	-	-	217,538	-	-	217,538

Net loss for 2009	-	-	-	-	-	-	-	-	-	(54,868,991)	-	(54,868,991)

Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	-	(14,763)	(14,763)

Balance at December 31, 2009 (restated)	-	$-	62,161,965	$31,081	23,158,080	$11,579	4,688,151	$7,033	$109,452,870	$(70,164,375)	$566,459	$39,904,647

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
For the years ended December 31, 2010, 2009 and 2008

	Preferred Shares		Series A Preferred Shares		Series B Preferred Shares		Ordinary shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity

Balance as December 31, 2009 (restated)	-	$-	62,161,965	$31,081	23,158,080	$11,579	4,688,151	$7,033	$109,452,870	$(70,164,375)	$566,459	$39,904,647

Share issued as payment for interest	-	-	-	-	-	-	1,500,225	2,249	1,089,803	-	-	1,092,052

Share issued as payment for legal fee	-	-	-	-	-	-	225,000	338	325,913	-	-	326,251

Conversion of Preferred Shares	-	-	(6,546,185)	(3,273)	(8,333,397)	(4,167)	4,959,865	7,440	1,820,195	-	-	1,820,195

Stock option compensation expenses	-	-	-	-	-	-	-	-	1,679,368	-	-	1,679,368

Net loss for 2010	-	-	-	-	-	-	-	-	-	(14,407,687)	-	(14,407,687)

Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	-	(161,423)	(161,423)

Balance at December 31, 2010 (restated)	-	$-	55,615,780	$27,808	14,824,683	$7,412	11,373,241	$17,060	$114,368,149	$(84,572,062)	$405,036	$30,253,403

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended	For the year ended
	December 31, 2010	December 31, 2009	December 31, 2008
	(restated)	(restated)	(restated)
Cash Flows From Operating Activities:
Net loss	$(14,407,687)	$(54,868,991)	$(13,410,551)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	68,128	62,934	40,871
Share of loss / (profit) on operating joint ventures	8,247,873	1,223,055	(89,347)
Stock compensation expenses	1,679,368	217,538	-
Loss on debt restructuring	-	39,663,466	-
Amortization of deferred financing costs	343,272	636,299	1,209,775
Interest expenses - Interest for Senior secured notes, Secured and Unsecured notes	3,714,142	777,036	-
Interest expenses - Amortization of note payable discount	-	1,644,124	2,382,632
Interest expenses - Amortization of convertible note discount	-	7,310,878	4,910,547
Prepaid expenses and advances	2,141,867	780,876	(6,264,688)
Amount due to Hubei Chutian	(3,683,111)	10,733,508	-
Other current liabilities	1,926,001	173,298	(572,825)
Net cash provided by / (used in) operating activities	29,853	8,354,021	(11,793,586)

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(43,645)	(20,069)	(163,126)
Capital investment in operating joint ventures	(6,657,839)	(27,294,613)	(35,434,838)
Payment received on note receivable – related party	-	-	475,000
Net cash used in investing activities	(6,701,484)	(27,314,682)	(35,122,964)

Cash Flows From Financing Activities:
Financing cost incurred	-	(2,066,215)	-
Cash received from offshore loan	286,892	-	-
Issuance cost of senior debts	-	(545,990)	-
Proceeds from issuance of senior secured notes	-	33,000,000	-
Proceeds from reverse merger with Jaguar, net	-	-	23,105,232
Proceeds from issuance of convertible notes	-	-	19,050,610
Proceeds from issuance of ordinary shares	-	-	11,277,930
Early redemption of senior secured notes	-	(13,860,000)	-
Repayment of notes payable	-	-	(9,996,160)
Net cash provided by financing activities	286,892	16,527,795	43,437,612
Effect of exchange rate changes on cash	321,270	(1,545)	397,700
Net decrease in cash	(6,063,469)	(2,434,411)	(3,081,238)
Cash and cash equivalents at beginning of period	6,992,541	9,426,952	12,508,190
Cash and cash equivalents at end of period	$929,072	$6,992,541	$9,426,952

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended	For the year ended
	December 31, 2010	December 31, 2009	December 31, 2008
	(restated)	(restated)	(restated)
Supplemental cash flow information:
Interest paid	$-	$-	$220
Income taxes paid	$24	$361	$604
Value assigned to shares issued as payment for broker fee	$-	$585,000	$-
Value assigned to shares issued as payment for legal fee	$326,251	$-	$-
Value assigned to shares issued as payment for interest expense	$1,092,052	$-	$-

Non-cash financing activities related to restructuring of debt (Note 2):
Cancellation of promissory note and interest	$-	$11,851,678	$-
Cancellation of convertible note and interest	$-	$23,308,298	$-
Issuance of secured notes	$-	$18,000,000	$-
Issuance of unsecured notes	$-	$5,500,000	$-
Issuance of Series A Convertible Preferred Shares	$-	$51,323,443	$-
Non-cash financing activities related to private financings (Note 2):
Issuance of Series B Convertible Preferred Shares	$-	$15,045,953	$-

Reduction of Notes as the result of conversion of Preferred Shares to Ordinary Shares	$1,820,195	$1,302,642	$-

See accompanying notes to consolidated financial statements

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

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization and Basis of Preparation of Financial Statements (Continued)

On October 1, 2007, JYNT entered into an operating partnership through a joint venture with its partner Binzhou SOE, called Binzhou Broadcasting and Television Information Network Co., Ltd (“Binzhou Broadcasting).  Binzhou SOE agreed to contribute all of the inventory and property, plant and equipment of Binzhou PRC along with all of their cable business operations in the PRC in exchange for a 51% equity interest in Binzhou Broadcasting. JYNT agreed to acquire the remaining 49% equity interest in Binzhou Broadcasting, as well as receive 11% of the economic benefits in Binzhou Broadcasting, through an exclusive service agreement, for total consideration of approximately $30 million. JYNT had only contributed $14 million to Binzhou Broadcasting and there was a further capital contribution of $16 million had been due but not yet settled. This exclusive service agreement provides marketing, strategic consulting and technical support and services for 11% of the net profits of Binzhou Broadcasting.

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

On June 16, 2008, the Company announced the phase one acquisition of Hubei Chutian Video Communication Network Co., Ltd (“Hubei Chutian”) through a contractual and joint venture agreement similar to that used in the acquisition of Binzhou network. The Company, through JYNT, acquired a 49% equity interest in Hubei Chutian, a joint-venture company, operating with its partner in the joint venture, Hubei Chutian Radio and Television Information Network Co., Ltd. (‘‘Hubei SOE’’). JYNT also entered into a technical service agreement with Hubei Chutian whereby JYNT provides marketing, strategic consulting and technical support and services for 11% of the net profits.

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

The Company, its subsidiaries and VIEs referenced above are hereinafter collectively referred to as the “Company”.

As of December 31, 2010, the consolidated financial statements include the accounts of the Company and the following entities.

Name of Company	Place of incorporation	Attributable equity interest	Direct/ Indirect controlling interest

China Cablecom Ltd	British Virgin Islands	100%	Direct

China Cablecom Company Limited	Hong Kong	100%	Indirect

Heze Cablecom Network Technology Co., Ltd	PRC	100%	Indirect

Jinan Youxiantong Network Technology Co., Ltd	PRC	*	Indirect

* The Company has indirect controlling interest of Jinan Youxiantong Network Technology Co., Ltd under the contractual arrangement.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization and Basis of Preparation of Financial Statements (Continued)

Basis of Presentation (Continued)

VIEs are entities that lack one or more voting interest entity characteristics. The Company consolidates VIEs in which it is the primary beneficiary of its economic gains or losses. The FASB has issued FASB ASC 810-10, Consolidation of Variable Interest Entities, regarding certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. It separates entities into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation. FASB ASC 810-10 clarifies how to identify a variable interest entity and how to determine when a business enterprise should include the assets, liabilities, non-controlling (“minority”) interests and results of activities of a variable interest entity in its consolidated financial statements.

In accordance with FASB ASC 810-10, China Cablecom has evaluated its economic relationships with JYNT and has determined that it is required to consolidate JYNT. Therefore JYNT is considered to be a VIE, as defined by FASB ASC 810-10, of which China Cablecom is the primary beneficiary.  China Cablecom, as mentioned above, absorbs a majority of the economic risks and rewards of the VIE that is being consolidated in the accompanying financial statements.

Investment in operating joint ventures
Equity method investments are recorded at original cost and adjusted to recognize the Company's proportionate share of the investee's net income or losses and additional contributions made and distributions received. The Company recognizes a loss if it is determined that other than temporary decline in the value of the investment exists.

2.  Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents include all cash denominated in US dollars and deposits in banks with reputable financial institutions in the United States.

Deferred Financing Costs
Deferred financing costs related to the Company’s Bridge Financing and Convertible Notes are being fully amortized due to debt restructure during the year ended December 31, 2009. Deferred financing costs related to the Company’s Senior Secured Note are being amortized over the life of the notes payable of 6 years.

Amortization for the years ended December 31, 2010, 2009 and 2008 was $343,272, $636,299 and $1,209,775 respectively.  Indirect costs of financing activities are expensed as incurred.

Valuation of Long-lived Assets
The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review.  The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is less than its carrying value. In that event, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.  Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose.

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

Property, Plant and Equipment
Plant and equipment are stated at cost less accumulated depreciation. Additions and improvements to property and equipment accounts are recorded at cost. Maintenance, repairs, and minor renewals are charged directly to expense as incurred. Major additions and betterments to property and equipment accounts are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives less residual value.

Estimated useful lives of the assets are as follows:

Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives of the assets: -
Years
Furniture, fixtures and office equipments	5
Motor vehicles	4-10
Building improvements	20-40

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

Off-balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements as of December 31, 2010, 2009 and 2008.

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

Debt Restructure (Continued)
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

Basic Income/Loss Per Ordinary Share
The computation of income/loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with FASB ASC 260, “Earnings Per Share”. At December 31, 2010, 2009 and 2008, due to net losses the Company’s share equivalents were anti-dilutive and excluded in the loss per share computations.

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

Revenue recognition
The principal activity of the Company is the joint venture operation of two cable television networks in China: Binzhou Broadcasting and Television Information Network Co., Ltd and Hubei Chutian Video Communication Network Co., Ltd.

The Company recognizes revenue based on the following:

Management fee income – The Company recognizes the management fee income when the right to receive payment is established in accordance with the joint venture agreement.

3.	Restatement

At the beginning, the Company consolidated the financial results of both JVs - Binzhou Broadcasting and Hubei Chutian based on the Framework Agreement which gave the ability of JYNT to control certain aspects of financing and management of both JVs. In accordance with the guidance ASU No. 2009-17, the Company reassesses whether they have the power to direct the activities that most significantly impact the economic performance of the VIEs and the obligation to absorb losses or the right to receive benefits of the VIEs that could potentially be significant to the VIEs. The Company decided that they were not the primary beneficiary of both JVs in view of the power of JYNT over both JVs which were protective in nature and did not have the controlling financial interest in both JVs. As a result, the Company determined to deconsolidate the assets, liabilities and operating results of both JVs that the Company has been consolidated previously. The impact of the adoption shall be applied retrospectively with a cumulative-effect adjustment to retained earnings as of the beginning of the first year restated.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  Restatement (Continued)

 The following financial statement line items were affected by the change:

Balance sheet as of December 31, 2010, 2009 and 2008:

	2010			2009			2008
	As previously reported	As restated	Effect of change	As previously reported	As restated	Effect of change	As previously reported	As restated	Effect of change
Total assets	$179,679,667	$70,384,340	$(109,295,327)	$190,771,170	$81,317,050	$(109,454,120)	$183,075,509	$57,773,570	$(125,301,939)
Total liabilities	$156,093,628	$40,130,937	$(115,962,691)	$152,093,799	$41,412,403	$(110,681,396)	$151,528,332	$26,956,331	$(124,572,001)
Non-controlling interest	$8,889,794	$-	$(8,889,794)	$1,549,726	$-	$(1,549,726)	$1,804,075	$-	$(1,804,075)
Accumulated deficit	$100,533,198	$84,572,062	$(15,961,136)	$73,111,896	$70,164,375	$(2,947,521)	$16,532,864	$15,295,384	$(1,237,480)
Accumulated other comprehensive income	$339,722	$405,036	$65,314	$595,396	$566,459	$(28,937)	$613,064	$581,222	$(31,842)
Total shareholder equity	$23,586,039	$30,253,403	$6,667,364	$38,677,371	$39,904,647	$1,227,276	$31,547,177	$30,817,239	$(729,938)

Statement of Income for the years ended December 31, 2010, 2009 and 2008:

	2010			2009			2008
	As previously reported	As restated	Effect of change	As previously reported	As restated	Effect of change	As previously reported	As restated	Effect of change
Revenue	$53,963,140	$(3,797,435)	$(57,760,575)	$45,563,281	$(218,459)	$(45,781,740)	$23,439,217	$89,347	$(23,349,870)
Loss from operation	$10,559,405	$9,248,400	$(1,311,005)	$6,956,609	$5,184,591	$(1,772,018)	$5,123,259	$5,182,071	$58,812
Loss before income tax	$27,387,866	$13,431,975	$(13,955,891)	$55,604,114	$54,638,424	$(965,690)	$12,844,482	$13,409,834	$565,352
Net loss	$27,011,251	$14,407,687	$(12,603,564)	$56,176,095	$54,868,991	$(1,307,104)	$13,186,230	$13,410,551	$224,321
Net loss attributable to ordinary shareholders	$27,093,592	$14,407,687	$(12,685,905)	$56,568,951	$54,868,991	$(1,699,960)	$14,172,849	$13,410,551	$(762,298)
Loss per ordinary share - Basic and fully diluted	$3.70	$1.97	$(1.73)	$16.68	$16.18	$(0.5)	$5.73	$5.42	$(0.31)

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  Restatement (Continued)

Statement of Cash Flows for the years ended December 31, 2010, 2009 and 2008:

	2010			2009			2008
	As previously reported	As restated	Effect of change	As previously reported	As restated	Effect of change	As previously reported	As restated	Effect of change
Net loss, net of tax	$27,011,251	$14,407,687	$(12,603,564)	$56,176,095	$54,868,991	$(1,307,104)	$13,186,230	$13,410,551	$224,321
Net cash provided by / (used in) operating activities	$28,738,636	$29,853	$(28,708,783)	$22,693,930	$8,354,021	$(14,339,909)	$6,722,563	$(11,793,586)	$(18,516,149)
Net cash used in investment activities	$38,782,669	$6,701,484	$(32,081,185)	$28,460,489	$27,314,682	$(1,145,807)	$33,727,234	$35,122,964	$1,395,730
Net cash provided by financing activities	$1,428,313	$286,892	$(1,141,421)	$669,368	$16,527,795	$15,858,427	$42,245,114	$43,437,612	$1,192,498
Net (decrease) / increase in cash	$(9,487,956)	$(6,063,469)	$3,424,487	$(5,243,791)	$(2,434,411)	$2,809,380	$16,543,677	$(3,081,238)	$(19,624,915)

Statement of Comprehensive Income for the years ended December 31, 2010, 2009 and 2008:

	2010			2009			2008
	As previously reported	As restated	Effect of change	As previously reported	As restated	Effect of change	As previously reported	As restated	Effect of change
Net loss	$27,011,251	$14,407,687	$(12,603,564)	$56,176,095	$54,868,991	$(1,307,104)	$13,186,230	$13,410,551	$224,321
Total comprehensive (loss) / income	$(683,633)	$(161,423)	$522,210	$(29,791)	$(14,763)	$15,028	$295,477	$425,664	$130,187

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

FASB ASC 810. We adopted FASB ASC 810 on January 1, 2010, which amended the consolidation guidance for variable-interest entities include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity.  The adoption of this guidance will have a material impact on the consolidated financial position and results of the Company. The Company will be required to deconsolidate certain VIEs that have been consolidated previously. The impact of the adoption may be applied retrospectively with a cumulative-effect adjustment to retained earnings as of the beginning of the first year restated.

In February 2010, the FASB issued Accounting Standards Update 2010-09 “Subsequent Events (Topic 855)” allowing SEC filers to remove the date through which subsequent events have been reviewed. ASU 2010-09 became effective upon issuance, and the adoption of this guidance did not have a material impact on Company’s financial statements.

5.  Going Concern and Management’s Plans

The accompanying financial statements are presented on a going concern basis.  At December 31, 2010, the Company had a working capital deficit of approximately $4.5 million.  The Company generated a net loss of approximately $14.4 million, $54.8 million and $13.4 million during the years ended December 31, 2010, 2009 and 2008, respectively.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company's independent registered public accounting firm's report on the financial statements as of and for the year ended December 31, 2010, contained an explanatory paragraph regarding the Company's ability to continue as a going concern.

Management plans to continue its efforts to raise additional funds through debt or equity offerings. In 2011, the Company plans to raise fund through the issuance of promissory note and ordinary share.

6.  Stock Based Compensation

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

6.  Stock Based Compensation (Continued)

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

The fair value of the total options granted in the year measured as at the date of grant on October 9, 2009 was $2,727,755 and December 20, 2009 was $2,260,874. The following table outlines the variables used to derive the fair value using in the Black-Scholes option-pricing model:

Risk free interest rate	1.3177% - 1.4864%
Volatility	163.46% - 170.57%
Dividend yield	-
Expected option life	10 years

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2010		2009		2008
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Options outstanding at beginning of year	2,810,000	$2.07	-	-	-	-
Granted	-	-	2,810,000	$2.07	-	$-
Options outstanding at end of year	2,810,000	$2.07	2,810,000	$2.07	-	$-

Options exercisable at end of year	2,810,000		2,810,000
Options available for issuance	523,333		523,333

During the years ended December 31, 2010 and 2009, the Company recorded stock based compensation of $1,679,368 and $217,538, respectively, in connection with the issuance of stock options.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  Stock Based Compensation (Continued)

As of December 31, 2010 and 2009, the Company had total unrecognized compensation expense related to options granted of $3,091,723 and $4,771,091, respectively which will be recognized over a remaining service period of approximately 3 years.

7.  Cash and cash equivalents

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and pledged deposits.  As of December 31, 2010, 2009 and 2008, majority of the Company’s cash and cash equivalents were held by major banks located in United States, which management believes are high credit quality financial institutions.

8. Prepaid Expenses and Advances

Prepaid expenses and other receivables consist of the following:
	December 31,	December 31,	December 31,
	2010	2009	2008
	(restated)	(restated)	(restated)

Prepaid professional fees	$-	$14,645	$-
Loan advance	2,409,895	4,413,198	6,425,587
Advanced payments	1,236,495	1,647,306	430,438
Total	$3,646,390	$6,075,149	$6,856,025

The loan advance included offshore loan amounting to approximately $1.2 million and bridge financing to third parties amounting to approximately $1 million which was unsecured, interest-free and repayable within a year.

9.  Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:
	December 31,	December 31,	December 31,
	2010	2009	2008
	(restated)	(restated)	(restated)
At cost:
Furniture, fixtures and office equipment	$54,540	$49,955	$48,809
Motor vehicles	55,235	53,572	53,522
Building improvements	211,259	165,432	146,314

Total	321,034	268,959	248,645

Less: accumulated depreciation	(182,804)	(109,564)	(46,585)
Net book value	$138,230	$159,395	$202,060

There were no impairment provisions made at December 31, 2010, 2009 and 2008. Depreciation expense for the years ended December 31, 2010, 2009 and 2008 were $68,128, $62,934 and $40,871, respectively.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  Investment in operating joint ventures

	December 31,	December 31,	December 31,
	2010	2009	2008
Unlisted equity investment, at cost	$8,138,675	$3,643,227	$3,643,227
Loan advance	65,746,777	63,584,385	36,289,772
Share of loss and other comprehensive Income, net of dividend received	(9,858,747)	(1,124,862)	111,611

	$64,026,705	$66,102,750	$40,044,610

Loan advances are unsecured, interest free and repayable on demand.

Binzhou Broadcasting and Television Information Network Co., Ltd
On October 1, 2007, the Company through JYNT entered into a joint venture partnership with its partner Binzhou SOE and formed Binzhou Broadcasting and Television Information Network Co., Ltd. (“Binzhou Broadcasting”) and agreed to acquire 49% equity interest in Binzhou Broadcasting. Up to the reporting date, JYNT had only contributed $14 million to Binzhou Broadcasting and there was a further capital contribution of $16 million had been due but not yet settled. Any failure will affect the current economic benefit that China Cablecom shared in Binzhou Broadcasting and subject to the penalty of approximately $755,000 to Binzhou SOE.

The principal activity of Binzhou Broadcasting is provision of cable network services. The Company accounts for the percentage of investment, under the equity method of accounting, based on actual equity contribution made by JYNT at each of the reporting date. For the years ended 2010, 2009 and 2008, the Company was entitled to account for economic benefit shared in Binzhou Broadcasting approximately 27.6%, 27.6% and 26.1% respectively.

Summarized financial information of Binzhou Broadcasting as of December 31, 2010 and 2009 are as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008
Current assets	$6,857,696	$10,898,559	$7,552,474
Non-current assets	23,296,427	35,969,589	37,119,844

Total assets	$30,154,123	$46,868,148	$44,672,318

Current liabilities	$8,667,530	$14,999,170	$12,167,178
Non-current liabilities	32,445,981	31,469,494	30,708,454
Shareholders' equity	(10,959,388)	399,484	1,796,686

Total liabilities and shareholders' equity	$30,154,123	$46,868,148	$44,672,318

Summarized financial information of Binzhou Broadcasting is as follows for the years ended December 31, 2010, 2009 and 2008:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Net sales	$11,531,348	$10,659,255	$9,119,401
Gross profit	1,797,134	4,439,962	4,373,538
(Loss) / Income before taxes	(11,350,894)	(438,850)	833,188
Net (loss) / income	(11,459,687)	(606,310)	590,135

Company's share of net (loss) / income	(3,167,830)	(167,604)	154,257

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.   Investment in operating joint ventures (Continued)

Hubei Chutian Video Communication Network Co., Ltd
On June 16, 2008, the Company through JYNT entered into a joint venture partnership with its partner Hubei SOE and formed Hubei Chutian Video Communication Network Co., Ltd. (‘Hubei Chutian”) and agreed to acquire 49% equity interest in Hubei Chutian.

The principal activity of Hubei Chutian is provision of cable network services. The Company accounts for the percentage of investment, under the equity method of accounting, based on actual equity contribution made by JYNT at each of the reporting date. For the years ended 2010, 2009 and 2008, the Company was entitled to account for economic benefit shared in Hubei Chutian approximately 49%, 49% and 23.5% respectively.

Summarized financial information of Hubei Chutian as of December 31, 2010, 2009 and 2008 are as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008
Current assets	$27,036,924	$27,935,512	$19,956,280
Non-current assets	123,057,934	111,486,716	100,717,952

Total assets	$150,094,858	$139,422,228	$120,674,232

Current liabilities	$56,980,813	$42,467,440	$60,637,471
Non-current liabilities	91,944,551	96,459,328	57,359,038
Shareholders' equity	1,169,494	495,460	2,677,723

Total liabilities and shareholders' equity	$150,094,858	$139,422,228	$120,674,232

Summarized financial information of Hubei Chutian is as follows for the years ended December 31, 2010 and 2009 and six months ended December 31, 2008:

	For the year ended	For the year ended	For the six months ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Net sales	$42,431,792	$34,904,026	$14,319,816
Gross profit	12,151,561	11,256,097	5,628,720
Loss before taxes	10,852,867	1,749,897	178,490
Net loss	10,367,435	2,153,983	276,468

Company's share of net loss	(5,080,043)	(1,055,451)	(64,910)

11.  Income Taxes

The entities within the Company file separate tax returns in the respective tax jurisdictions that they operate.

British Virgin Islands
The Company, being incorporated in the British Virgin Islands as an exempted company, is not subject to any income tax in the British Virgin Islands.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  Income Taxes (Continued)

Hong Kong
China Cablecom Company Limited is generally subject to Hong Kong income tax on its taxable income derived from trade or businesses carried out in Hong Kong at 16.5% for the years ended December 31, 2010, 2009 and 2008. However, as the Company has not generated any revenue or income, no provision for Hong Kong income tax has been made.

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

The amount of income tax charged to the consolidated statement of comprehensive income represents:
	For the year ended December 31, 2010	For the year ended December 31, 2009	For the year ended December 31, 2008
	(restated)	(restated)	(restated)
PRC
- current income tax	$975,712	$230,567	$717
- deferred income tax	-	-	-

Total	$975,712	$230,567	$717

A reconciliation of the expected income tax expense to the actual income tax expense is as follows:

	For the year ended December 31, 2010	For the year ended December 31, 2009	For the year ended December 31, 2008
	(restated)	(restated)	(restated)

Loss before income taxes	$(13,431,975)	$(54,638,424)	$(13,409,834)

Tax calculated at the domestic tax rate of 25%	(3,357,994)	(13,659,606)	(3,352,458)
Tax effect of expenses not deductible for tax purposes	2,271,844	13,586,330	3,418,080
Tax effect of share of profit and loss of operating joint ventures	2,061,968	305,764	(22,337)
Tax effect of non-taxable income	(106)	(1,921)	(42,568)

Income tax expense	$975,712	$230,567	$717

As of December 31, 2010, 2009 and 2008, the Company did not have any significant temporary differences and carry forwards that may result in deferred tax. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions or unrecognized tax benefits. The Company classifies interest and/or penalties related to income tax matters in income tax expense. For the years ended December 31, 2010, 2009 and 2008, the Company has not recognized any amount of interest and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  Income Taxes (Continued)

The New EIT Law also imposes a withholding tax of 10% unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not provided for income taxes on accumulated earnings of its PRC subsidiary as of December 31, 2010, 2009 and 2008 because these earnings are intended to be reinvested indefinitely in the overseas jurisdictions. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

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

12.  Other Current Liabilities

Other current liabilities consist of the following:
	December 31,	December 31,	December 31,
	2010	2009	2008
	(restated)	(restated)	(restated)

Other payable	$28,980	$7,700	$9,528
Accrued expenses	385,990	-	779,919
Accrued salaries and welfare	194,600	89	871
Provision for taxation - PRC	1,228,211	230,241	29
Accrued interest	231,685	270,411	-

Total	$2,069,466	$508,441	$790,347

13. Promissory note, net of discount

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

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Promissory note, net of discount (Continued)

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

14. Convertible notes

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

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Convertible notes (Continued)

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

15. Amount due to Hubei Chutian

The amount due to Hubei Chutian was unsecured, interest-free and repayable on demand.

16. Unsecured notes

	December 31,	December 31,	December 31,
	2010	2009	2008

Unsecured note issued	$5,134,795	$5,500,000	$-
Less:
Principal reduction	(916,667)	(365,205)	-

Long-term portion	$4,218,128	$5,134,795	$-

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Unsecured notes (Continued)

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

During the years ended December 31, 2010 and 2009, there were 2,566,201 and 1,022,389 Series A Convertible Preferred Shares converted into ordinary shares, resulting in the reduction of $916,667 and $365,205 in principal amount of the Unsecured notes and an increase in ordinary shares and additional paid-in capital. The interest expense for the years ended December 31, 2010 and 2009, totally $36,120 and $63,288 were included in accrued expenses.

17. Secured notes

Secured notes, net of discount consists of the following:

	December 31,	December 31,	December 31,
	2010	2009	2008

Secured note issued	$17,062,563	$18,000,000	$-

Less:
Principal reduction	(903,528)	(937,437)	-

Long-term portion	$16,159,035	$17,062,563	$-

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

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Secured notes (Continued)

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

During the years ended December 31, 2010 and 2009, there were 3,979,984 and 2,624,931 Series A Convertible Preferred Shares converted into Ordinary Shares, resulting in the reduction of $903,528 and $937,437 in principal amount of the Secured notes and an increase in ordinary shares and additional paid-in capital. The interest expense for the years ended December 31, 2010 and 2009, totally $138,371 and $207,123 were included in accrued expenses.

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

For the years ended December 31, 2010 and 2009, $2,660,815 and $506,625 were charged to interest expense using the effective interest rate and $343,272 and $79,000 was amortized to finance costs.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Stockholders’ Equity

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

For the years ended December 31, 2010 and 2009, 6,546,185 and 3,637,320 Series A Preferred Shares and 8,333,397 and nil Series B Preferred Shares had been converted into Ordinary Shares, respectively.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Warrants

The Company issued warrants to investors and service providers to purchase ordinary share of the Company. The following table outlines the warrants outstanding as of December 31, 2010, 2009 and 2008:

Name	Number of Warrants Issued	Exercise Price	Expiration Date

Warrants	9,384,234	$5.00	4/4/2010
Warrants	700,000	$9.10	5/4/2011
Warrants	2,115,385	$0.858	8/10/2014
	12,199,619

21. Onshore and offshore loan agreements with Rich Dynamic Limited

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

The unsettled offshore loan balance amounting to approximately $1.2 million is included in the prepaid expenses and advances as at December 31, 2010 (2009: approximately $2.3 million and 2008: approximately $5.2 million).

22. Commitments and Contingencies

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

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Operating Risk

Company’s investments are substantially in foreign countries
All of the Company equity investments are operating in the PRC. Such investments are subject to various political, economic, and other risks and uncertainties inherent in the PRC. Among other risks, the Company’s investments are subject to the risks of restrictions on transfer of funds; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations.

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

Restrictions on transfer of assets out of the PRC
Dividend payments by the Company are limited by certain statutory regulations in the PRC. The Company shall not pay any dividend without receiving first prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

Consolidation of Variable Interest Entities (VIE)
The consolidation of JYNT is based on the assumption that China Cablecom is the primary beneficiary of the VIE and can exercise the power to direct the activities that most significant impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits of the VIE. Any failure to obtain the control will cause China Cablecom lost the economic benefit in the VIE and may require to deconsolidate the VIE that the Company currently consolidated. The impact will be applied retrospectively with a cumulative-effect adjustment to retained earnings as of the beginning of first year restated, or through a cumulative-effect adjustment on the date of applied.

24. Subsequent Event

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

The Company expects that upon the voluntary delisting of its ordinary shares from the NASDAQ Capital Market. Such shares will commence quotation on the OTC Bulletin Board (OCTBB). The Form 25 was filed on July 28, 2011.

CHINA CABLECOM HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Subsequent Event (Continued)

On August 17, 2011, the Company appointed Mr. David Kratochvil as one of the Board of Directors and audit committee member. It also announced the resignation of Mr Richard Eu, Mr. Shan Li and Mr. Emmanuel Olympitis.

On October 24, 2011, the Company received an offer from the joint venture partner Hubei Chutian Radio & Television Information Network Co., Ltd. to buy back the Company’s investments in Hubei JV.  The Board of Directors is currently reviewing the terms of offer.

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Owners
Hubei Chutian Video Communication Network Co., Ltd.

We have audited the accompanying balance sheets of Hubei Chutian Video Communication Network Co., Ltd. (the “Company”) as of December 31, 2010 and 2009, and the related statements of operations, comprehensive loss, changes in owners’ equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hubei Chutian Video Communication Network Co., Ltd. as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has incurred significant losses during 2010 and 2009, and has relied on owners’ loan to fund their operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY Vocation HK CPA Limited
UHY Vocation HK CPA Limited
Certified Public Accountants

Hong Kong, October 31, 2011
(THE PEOPLE'S REPUBLIC OF CHINA)

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
BALANCE SHEETS

	December 31, 2010	December 31, 2009
ASSETS
Current Assets:
Cash and cash equivalents	$9,451,600	$9,255,047
Accounts receivable	3,183,474	1,588,791
Prepaid expenses and advances	3,280,994	2,422,896
Inventories	4,070,459	3,935,270
Amount due from JYNT	7,050,397	10,733,508
Total Current Assets	27,036,924	27,935,512

Property, plant & equipment, net	83,179,431	68,635,470
Land use rights, net	320,134	166,613
Construction in progress	6,276,049	3,733,036
Intangible assets, net	14,006,759	19,676,036
Goodwill	19,275,561	19,275,561
Total Assets	$150,094,858	$139,422,228
LIABILITIES AND OWNERS’ EQUITY
Current Liabilities:
Accounts payable	$15,603,054	$11,032,220
Amount due to Hubei SOE	26,786,603	20,967,967
Service performance obligation	5,712,207	3,039,815
Other current liabilities	8,878,949	7,427,438
Total Current Liabilities	56,980,813	42,467,440
Long Term Liabilities:
Loan from owners	91,944,551	96,459,328
Total Liabilities	148,925,364	138,926,768

COMMITMENTS AND CONTINGENCIES	-	-

OWNERS' EQUITY
Registered capital	15,005,484	2,940,918
Accumulated deficit	(12,797,886)	(2,430,451)
Accumulated other comprehensive income	(1,038,104)	(15,007)
Total owners’ equity	1,169,494	495,460
Total liabilities and owners’ equity	$150,094,858	$139,422,228

See accompanying notes to financial statements

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
STATEMENTS OF OPERATIONS

	For the year ended	For the year ended
	December 31, 2010	December 31, 2009

Revenue	$42,431,792	$34,904,026
Cost of revenue	30,280,231	23,647,929
Gross profit	12,151,561	11,256,097
Operating expenses
Impairment of intangible assets	4,359,571	-
Amortization expenses	1,309,706	1,309,706
General and administrative expenses	17,711,532	12,399,135
Total operating expenses	23,380,809	13,708,841
Loss from operations	(11,229,248)	(2,452,744)

Other income / (expenses)
Interest income	561,047	179,150
Interest expense	(693,369)	(248,093)
Other income	629,609	903,475
Other expenses	(120,906)	(131,685)
Total other income	376,381	702,847
Loss before income taxes	(10,852,867)	(1,749,897)
Income taxes credit/(expenses)	485,432	(404,086)
Net loss	$(10,367,435)	$(2,153,983)

See accompanying notes to financial statements

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
STATEMENTS OF COMPREHENSIVE LOSS

	For the year ended	For the year ended
	December 31, 2010	December 31, 2009

Net loss	$(10,367,435)	$(2,153,983)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(1,023,097)	(28,280)
Total other comprehensive loss, net of tax	(1,023,097)	(28,280)

Comprehensive loss	$(11,390,532)	$(2,182,263)

See accompanying notes to financial statements

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
STATEMENTS OF CHANGES IN OWNERS’ EQUITY
For the years ended December 31, 2010 and 2009

			Accumulated
	Registered	Accumulated	Other Comprehensive	Total Shareholders’
	Capital	Deficit	Income	Equity

Balance as December 31, 2008	$2,940,918	$(276,468)	$13,273	$2,677,723
Net loss for 2009	-	(2,153,983)	-	(2,153,983)
Cumulative translation adjustment	-	-	(28,280)	(28,973)
Balance as December 31, 2009	$2,940,918	$(2,430,451)	$(15,007)	$495,460

Injection in registered capital	12,064,566	-	-	12,064,566
Net loss for 2010	-	(10,367,435)	-	(10,367,435)
Cumulative translation adjustment	-	-	(1,023,097)	(1,023,097)
Balance as December 31, 2010	$15,005,484	$(12,797,886)	$(1,038,104)	$1,169,494

See accompanying notes to financial statements

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended
	December 31, 2010	December 31, 2009
Cash Flows From Operating Activities:
Net loss	$(10,367,435)	$(2,153,983)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	15,426,966	10,920,381
Amortization	7,247	5,845
Written off of property, plant and equipment	(725)	39,829
Impairment loss on intangible assets	4,359,571	-
Amortization of intangible assets	1,309,706	1,309,706
Accounts receivable	(1,594,683)	38,496
Inventories	(135,188)	(1,933,132)
Prepaid expenses and advances	(858,098)	(366,289)
Accounts payable	4,570,834	5,248,649
Amount due from JYNT	3,683,110	(10,733,508)
Amount due to Hubei SOE	5,818,636	(25,848,532)
Service performance obligation	2,672,392	1,385,936
Other current liabilities	1,451,511	1,043,916
Net cash provided by/(used in) operating activities	26,343,844	(21,042,686)

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(27,982,448)	(20,264,791)
Additions of construction in progress	(2,543,013)	(2,751,078)
Sales proceeds of property, plant and equipment	87,045	23,725
Net cash used in investing activities	(30,438,416)	(22,992,144)

Cash Flows From Financing Activities:
Loan advance from owners	(4,514,777)	39,100,290
Increase in registered capital	12,064,566	-
Net cash provided by financing activities	7,549,789	39,100,290
Effect of exchange rate changes on cash	(3,258,664)	(80,661)
Net increase /(decrease) in cash	196,553	(5,015,201)
Cash and cash equivalents at beginning of period	9,255,047	14,270,248
Cash and cash equivalents at end of period	$9,451,600	$9,255,047

Supplemental cash flow information:
Interest paid	$757,965	$48,070
Income taxes paid	$207	$-

See accompanying notes to financial statements

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
NOTES TO FINANCIAL STATEMENTS

1.	Organization and Basis of Preparation of Financial Statements

Hubei Chutian Video Communication Network Co., Ltd. ("The Company") was incorporated in Hubei Province on May 15, 2008. The Company was owned by Hubei Chutian Radio and Television Information Network Co., Ltd. (“Hubei SOE”) and Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”).  The Company was authorized by the Peoples Republic of China ("PRC") government to operate cable network services in Hubei Province. Since incorporation, the Company had acquired 23 cable entities in Hubei Province. The principal activity of the Company was the provision of cable network service in Hubei Province.

2.  Summary of Significant Accounting Policies

Basis of Presentation
The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

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

Economic and Political Risks
The Company’s operations are conducted in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe.  These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange.  The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances aboard, and rates and methods of taxation, among other things.

Cash and Cash Equivalents
Cash and cash equivalents include all cash and deposits in banks with original maturities of three months or less.  All cash and cash equivalents were denominated in Renminbi (“RMB”) with its deposits placed with banks in the PRC.

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

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

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

Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives of the assets: -
Years
Furniture, fixtures and office equipment	5
Headend facilities	3-7
Motor vehicles	4-10
Fiber infrastructure and electric appliances	8-30
Buildings and building improvements	20-40

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

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
NOTES TO FINANCIAL STATEMENTS

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

Land Use Rights
Land use rights are stated at cost, representing the fair value at the time of acquisition, less accumulated amortization and impairment losses if any. Fair values are supported by valuation reports prepared by independent valuators. After acquisition, the Company does not make registration for the land from Bureau of Land Resources. Amortization expense is recognized on the straight-line basis over the estimated useful life of the intangible assets as follows:

Years
Land use rights	30

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

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
NOTES TO FINANCIAL STATEMENTS

2.  Summary of Significant Accounting Policies (Continued)

Comprehensive Income
The Company has adopted FASB ASC 220, “Comprehensive Income”. This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the Statements of Income and the Statements of Equity.

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

Employee Benefits
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

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
NOTES TO FINANCIAL STATEMENTS

2.  Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

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

Foreign Currency Translation
The Company’s functional currency is the Renminbi (“RMB”). The Company determine the functional currencies based on the criteria of FASB ASC 830 Foreign Currency Translation and have determined the functional currency to be the local currency. The Company uses the average exchange rate for the period and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Any translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the statements of income.

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

In January 2010, FASB issued authoritative guidance intended to improve disclosures about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this guidance did not impact Company’s financial condition or results of operations.

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
NOTES TO FINANCIAL STATEMENTS

3.  Recent Changes in Accounting Standards (Continued)

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

4.  Going Concern

The accompanying financial statements are presented on a going concern basis.  At December 31, 2010, the Company had a working capital deficit of approximately $29.9 million.  The Company generated a net loss of approximately $10.3 million and $2.1 million during the years ended December 31, 2010 and 2009, respectively.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company's independent registered public accounting firm's report on the financial statements as of and for the year ended December 31, 2010, contained an explanatory paragraph regarding the Company's ability to continue as a going concern.

The shareholders agreed to provide continuing financial support to the Company so as to enable the Company to meet its liabilities as at and when fall due and to continue its business in the foreseeable future.

5.  Cash and Cash Equivalents

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and pledged deposits.  As of December 31, 2010 and 2009, majority of the Company’s cash and cash equivalents were held by major banks located in the PRC, which management believes are high credit quality financial institutions.

6. Prepaid Expenses and Advances

Prepaid expenses and other receivables consist of the following:

	December 31,	December 31,
	2010	2009

Advanced payments	$3,280,994	$2,422,896

The advanced payments include loan advanced to staff, which are unsecured, interest-free and repayable on demand. Others are cash advanced to local branches for daily operations, advances for purchase of materials.

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
NOTES TO FINANCIAL STATEMENTS

7.  Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

	December 31,	December 31,
	2010	2009
At cost:
Furniture, fixtures and office equipment	$970,160	$313,246
Headend facilities	36,106,247	19,281,372
Motor vehicles	2,315,651	1,655,588
Fiber infrastructure and electric appliances	65,685,878	53,863,941
Buildings and building improvements	11,532,611	10,725,909

Total	116,610,547	85,840,056

Less: accumulated depreciation	33,431,116	17,204,586

Net book value	$83,179,431	$68,635,470

At the incorporation, Hubei SOE agreed to transfer assets into the Company in accordance with the Assets Transfer Agreement. The titles of assets will be transferred from Hubei SOE to the Company in stages. Although parts of assets are in the process of changing the title, it does not affect the ownership because both agreements were signed between the Company and Hubei SOE to confirm such transfer of assets.

At December 31, 2010, the buildings and motor vehicles approximately of $6,656,810 and $1,245,266 respectively, are still in the process of applying the title certificates.

There were no impairment provisions made at December 31, 2010 and 2009. Depreciation expense for the years ended December 31, 2010 and 2009 was $15,426,966 and $10,920,381, respectively.

8.  Land Use Rights, net

For the year ended December 31, 2010 and 2009, the amortization charge was $7,247 and $5,845 respectively. As of December 31, 2010 and 2009, the carrying value of the land use right was $320,134 and $166,613 respectively.

At December 31, 2010, the land use rights approximately of $336,048 are still in the process of applying the title certificates.

Estimated amortization expenses of the existing land use right for the next five years and thereafter are as follows:

Amortization
For the years ending December 31,
2011	$11,176
2012	11,176
2013	11,176
2014	11,176
2015	11,176
Thereafter	264,254
$320,134

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
NOTES TO FINANCIAL STATEMENTS

9. Construction In Progress

Construction in progress represents costs incurred in connection with construction of fiber infrastructure. The construction in progress that was completed during the year was transferred to Property, Plant and Equipment on a monthly basis, with monthly completion and inspection reports. Total construction in progress was $6,276,049 and $3,733,036 at December 31, 2010 and 2009, respectively.

10. Intangible Assets, Net

The following table summarizes the lives and carrying values of the Company's intangible assets by category:

At December 31, 2010

	Useful Life	Gross Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Amortized intangible assets:
Subscriber base	10	4,553,513	(1,138,379)	(3,415,134)	-
Cable operating license	20	17,087,081	(2,135,885)	(944,437)	14,006,759

Total amortized intangible assets		$21,640,594	$(3,274,264)	$(4,359,571)	$14,006,759

At December 31, 2009

	Useful Life	Gross Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Amortized intangible assets:
Subscriber base	10	4,553,513	(683,027)	-	3,870,486
Cable operating license	20	17,087,081	(1,281,531)	-	15,805,550

Total amortized intangible assets		$21,640,594	$(1,964,558)	$-	$19,676,036

Amortization expense for the years ended December 31, 2010 and 2009 was $1,309,706 and $1,309,706, respectively.

The Company engaged an independent qualified surveyor to assess the impairment of intangible asset. After completing the assessment, the Company recognized an impairment loss of approximately $4.3 million under U.S. GAAP for the year ended December 31, 2010.

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
NOTES TO FINANCIAL STATEMENTS

10. Intangible Assets, Net (Continued)

Estimated amortization expenses of the existing intangible assets for the next five years and thereafter are as follows:
Amortization
For the years ending December 31,
2011	$700,338
2012	700,338
2013	700,338
2014	700,338
2015	700,338
Thereafter	10,505,069
$14,006,759

11.  Goodwill
	December 31,	December 31,
	2010	2009

Goodwill	$19,275,561	$19,275,561

The Company engaged an independent qualified surveyor to assess the carrying value of goodwill. After completing the assessment, there was no impairment for goodwill under U.S. GAAP for the year ended December 31, 2010.

12.  Income Taxes

The Company being established in the PRC was subject to the PRC Enterprise Income Tax (“EIT”) at 33% prior to January 1, 2008. In March 2007, the PRC government enacted the PRC Enterprise Income Tax Law, or the New EIT Law, and promulgated related regulation, Implementing Regulations for the PRC Enterprise Income Tax Law, which became effective from January 1, 2008. The PRC Enterprise Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises registered in the PRC.

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

The amount of income tax charged to the  statement of comprehensive income represents:

	For the year ended December 31, 2010	For the year ended December 31, 2009
PRC
- current income tax	$-	$404,086
- deferred income tax	-	-
- over provided income tax in previous year	(485,432)

Income tax (credit)/expenses	$(485,432)	$404,086

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
NOTES TO FINANCIAL STATEMENTS

12.  Income Taxes (Continued)

A reconciliation of the expected income tax credit/(expense) to the actual income tax expense is as follows:

	For the year ended December 31, 2010	For the year ended December 31, 2009

Loss before income taxes	$(10,852,867)	$(1,749,897)

Tax calculated at the domestic tax rate of 25%	(2,713,217)	(437,474)
Tax effect of expenses not deductible for tax purposes	2,406,021	1,154,391
Income exempted under preferential treatment	-	(312,831)
Tax effect of tax losses not recognised	307,196	-
Income tax over provided in previous year	(485,432)	-

Income tax (credit)/expenses	$(485,432)	$404,086

As of December 31, 2010 and 2009, the Company did not have any significant temporary differences and carry forwards that may result in deferred tax. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions or unrecognized tax benefits. The Company classifies interest and/or penalties related to income tax matters in income tax expense. For the year ended December 31, 2010 and 2009, the Company has not recognized any amount of interest and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

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

13. Amount Due From JYNT

The loan advance was unsecured. Interest was fixed at US$1,463,828 (RMB 10,000,000) and repayment was scheduled in 6 instalments to be repaid every 6 months starting from October 1, 2009.

14.  Other Current Liabilities

Other current liabilities consist of the following:
	December 31,	December 31,
	2010	2009

Other payable	$3,280,615	$2,546,119
Accrued expenses	1,789,574	1,494,728
Accrued salaries and welfare	3,803,746	2,871,851
Provision for taxation - PRC	-	478,127
Accrued interest	5,014	36,613

Total	$8,878,949	$7,427,438

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
NOTES TO FINANCIAL STATEMENTS

14.  Other Current Liabilities (Continued)

Other payables are related to loan advance from others, guarantee deposit received from staff and set-top TV rental deposits received from users.

15. Loan From Owners

	December 31,	December 31,
	2010	2009

JYNT	$52,610,141	$50,839,692
Hubei SOE	39,334,410	45,619,636

	$91,944,551	$96,459,328

The loan from owners represents the long-term investment fund contribute to the Company and the demand for repayment of such loan by owners within one year is remote and therefore classified as long-term liabilities.

16. Statutory Reserves

Under the PRC regulations, the Company is required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital.  The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses. For the years ended December 31, 2010 and 2009, no statutory reserves are contributed by the Company because the Company incurred a significant loss.

17. Registered Capital

	December 31,	December 31,
	2010	2009

Registered capital	$15,005,484	$2,940,918

At the date of incorporation, the Company has registered capital of US$2,940,918 (RMB20,100,000). On May 4 2010, the Company has increased its registered capital to US$15,005,484 (RMB100,000,000).

18. Amount Due To Hubei SOE

The amount due to Hubei SOE was unsecured, interest free and repayable on demand.

19. Employee Benefits

Pursuant to the relevant laws and regulations in the PRC, the Company participates in defined contribution retirement plans for its employees arranged by a governmental organization. The Company makes contributions to the retirement plan at the applicable rate based on the employees' salaries. The required contributions under the retirement plans are charged to the statements of operations on an accrual basis. The Company's contributions totalled USD$2,358,483 and USD$2,106,318 for the year ended December 31, 2010 and 2009, respectively.

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.
NOTES TO FINANCIAL STATEMENTS

20. Commitments and Contingencies

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

21. Operating Risk

Concentrations of credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, and accounts and other receivable. As of December 31, 2010 and 2009, all of the Company’s cash and cash equivalents were managed by several financial institutions located in the PRC. The management believes those financial institutions are of high credit quality financial institutions. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests.

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

Business operations are substantially in foreign countries
All of the Company’s operations and assets are located in the PRC. Accordingly, the Company’s operations are subject to various political, economic, and other risks and uncertainties inherent in the PRC. The Company’s operations are subject to the risks of restrictions on transfer of funds; tax policies; foreign exchange restrictions; and political conditions and governmental policies.