Form 20-F
period 2011-12-31
China Cablecom Holdings, Ltd.
filed 2013-10-02
CIK 1416569

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

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

Kerry Propper, (646) 465-9000

17 State Street, Suite 2575, New York, NY 10004

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act: ORDINARY SHARES, $.0015 PAR VALUE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

On December 31, 2011, the registrant had 13,693,780 ordinary shares outstanding.

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

☒  Yes               ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

☐ Yes                ☐ No

i

	ITEM 10.	ADDITIONAL INFORMATION	31
	A.	Share Capital	31
	B.	Memorandum and Articles of association	31
	C.	Material Contracts	31
	D.	Exchange controls	31
	E.	Taxation	32
	F.	Dividends and paying agents	39
	G.	Statement by experts	39
	H.	Documents on display	39
	I.	Subsidiary Information	39

	ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	39

	ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	40

PART II

	ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	41

	ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	41

	ITEM 15.	CONTROLS AND PROCEDURES	41

	ITEM 16.	[RESERVED]	42

	ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.	42

	ITEM 16B.	CODE OF ETHICS.	42

	ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.	42

	ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.	43

	ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.	43

	ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.	43

	ITEM 16G.	CORPORATE GOVERNANCE.	43

	ITEM 16H.	MINE SAFETY DISCLOSURES.	43

PART III

	ITEM 17.	FINANCIAL STATEMENTS	44

	ITEM 18.	FINANCIAL STATEMENTS	44

	ITEM 19.	EXHIBITS	44

ii

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” the “Company,” the “Corporation,” and “China Cablecom Holdings” refers to China Cablecom Holdings, Ltd., a company formed in the British Virgin Islands and its subsidiaries.  All references to “China Cablecom,” and “China Cablecom Ltd.” refer to China Cablecom Ltd., a wholly owned British Virgin Islands subsidiary of China Cablecom Holdings Ltd., and the entity, along with China Cablecom Company Limited, a wholly-owned Hong Kong subsidiary of China Cablecom (“HKZ”), through which our former operating businesses were held. All references to “China” or the “PRC” refer to the People’s Republic of China.

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

3

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not required.

B.	Advisers

Not required.

C.	Auditors

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The following summary consolidated financial data for the years ended December 31, 2009, 2010 and 2011 have been derived from the Company’s audited consolidated financial statements included in this Annual Report beginning on page F-1. The following selected historical statement of income data for the period from October 1, 2006 (Inception) to December 31, 2006 and the year ended December 31, 2007 and 2008 and the selected historical balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from the audited financial of the Company not included in this annual report.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Operating and Financial Review and Prospects,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	October 1 (Inception) Through Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011
(in US$ thousands, except for share data)
Statement of Income Data:
Management fee income	-	-	-	1,005	4,450	4,632
Shares of profit (loss) on operating joint ventures	-	-	89	(1,223)	(8,248)	(2,448)

Operating loss	(73)	(572)	(5,182)	(5,185)	(9,248)	(2,521)
Interest expenses	-	(1,296)	(8,654)	(9,855)	(4,212)	(6,640)
Loss before income tax	(73)	(1,812)	(13,410)	(54,638)	(13,432)	(19,721)
Net loss attributable to China Cablecom Holdings, Ltd.	(73)	(1,812)	(13,411)	(54,869)	(14,408)	(20,737)
Net loss per share
Basic	(219.33)	(2.63)	(5.42)	(16.18)	(1.97)	(1.57)
Diluted	(219.33)	(2.63)	(5.42)	(16.18)	(1.97)	(1.57)
Weighted average number ordinary shares, Basic and diluted
Basic	333	688,893	2,472,504	3,391,924	7,327,475	13,244,284
Diluted	333	688,893	2,472,504	3,391,924	7,327,475	13,244,284

Weighted ordinary share numbers have been restated to reflect the Company’s March 2, 2010 1-for-3 Reverse Split.

	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011
(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	-	12,508	9,427	6,993	929	593
Prepaid expenses and advances	-	591	6,856	6,075	3,646	60
Total current assets	-	13,337	16,283	13,068	4,575	653
Property, plant & equipment, net	4	74	202	159	138	22
Investment in operating joint ventures	-	27,047	40,045	66,103	64,027	50,378
Total assets	56	42,855	57,773	81,317	70,384	52,353
Current portion of long term debt, net of discount	-	9,618	9,482	-	-	34,977
Amount due to Hubei Chutian	-	-	-	10,734	7,050	3,189
Total current liabilities	128	33,755	10,272	11,242	9,120	44,376
Convertible notes, net of discounts	-	-	16,684	-	-	-
Senior secured notes, net of discounts	-	-	-	7,973	10,634	-
Junior secured notes, net of discounts	-	-	-	17,063	16,159	-
Unsecured notes, net of discounts	-	-	-	5,135	4,218	-
Notes payable, net of discount and current portion	-	7,478	-	-	-	-
Total liabilities	128	41,232	26,956	41,412	40,131	44,376
Total shareholders equity	(72)	1,623	30,817	39,905	30,253	7,977

Exchange Rate Information

Our business was formerly conducted in and from China in Renminbi. In this annual report, all references to “Renminbi” and “RMB” are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the middle rate between buying and selling as published by the People’s Bank of China of the PRC. For reader convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2011 at US$1.00: RMB6.3009, which was the middle rate on December 31, 2011. The published middle rate on September 13, 2013 was US$1.00: RMB6.1578. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign trade.

The following table sets forth the average middle rates for Renminbi expressed as per one U.S. dollar for the years 2007, 2008, 2009, 2010 and 2011:

Year	Renminbi Average(1)
2007	7.6040
2008	6.9451
2009	6.8314
2010	6.72565
2011	6.4618

(1)	Determined by averaging the middle rate between buying and selling rates on the last business day of each month during the relevant period.

The following table sets forth the high and low middle rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
April 30, 2013	6.2650	6.2208
May 31, 2013	6.2152	6.1796
June 30, 2013	6.1807	6.1598
July 31, 2013	6.1807	6.1599
August 31, 2013	6.1817	6.1667
September 13, 2013	6.1729	6.1575

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

Risks Relating to Our Business

We have entered into an agreement to sell our remaining business operations in the PRC and have suspended our other operating joint venture, which may make it difficult for you to evaluate our prospects.

We entered into a joint venture with Binzhou Broadcasting in September 2007 and Hubei Chutian in June 2008. In late 2010, however, the Government of Shandong Province made an announcement for the consolidation of its provincial cable assets in Shandong Province. In accordance with “Lu Ban Fa” (2010) No.18, the Province will create a new company namely “Shandong Broadcasting and Television Network Co., Ltd.” and required all the cable network companies in Shandong Province to transfer all their assets and revenue to Shandong Broadcasting and Television Network Co., Ltd. Under this government policy, Binzhou Broadcasting was also required to transfer all its assets and revenue to the new company with effect from September 16, 2011. The business operation of Binzhou Broadcasting was therefore suspended effective September 16, 2011. All the contractual agreement and the exclusive services agreement made between JYNT, Binzhou SOE and Binzhou Broadcasting were effectively accordingly terminated.

During the year ended December 31, 2011, Binzhou SOE charged a penalty of $754,979 (RMB5,000,000) against JYNT for the failure of settlement of further capital contributions of $16 million in accordance with the “Amendment Framework Agreement” regarding Binzhou Broadcasting. As a result, the economic benefit percentage of JYNT and Binzhou SOE in Binzhou Broadcasting was proportionally adjusted to reflect the actual fund provided and the deduction of the penalty charged. The parties are currently negotiating the existence and continued operations of Binzhou Broadcasting and the extent of the continued obligations of JYNT.

On October 20, 2011, JYNT was approached by the joint venture partner, Hubei SOE, regarding the purchase of the assets and equity interest in Hubei Chutian. The proposed offer was agreed and approved by the Board of Directors of the Company. The parties entered into a Termination Agreement on March 22, 2012 and an Equity Transfer Agreement on June 15, 2012, pursuant to which the parties agreed to consideration of $59,378,819 for the purchase by Hubei SOE of the assets and equity interest in Hubei Chutian, (RMB374,140,000) to be received in six installments. As of September 13, 2012, JYNT had received $59,061,404 (RMB372,140,000) of the total consideration. In accordance with the terms of the agreement, JYNT agreed to transfer back its entire 49% equity interest in Hubei Chutian to the Hubei SOE and terminate the joint venture contractual agreement, technical services agreement and loan agreement with Hubei Chutian and Hubei SOE respectively. As a result, Hubei Chutian was no longer the operating joint venture of JYNT since June 15, 2012.

There can be no assurance that JYNT’s negotiations regarding Binzhou Broadcasting will result in the receipt of any consideration from Binzhou SOE regarding the transfer of its operating assets nor that Hubei SOE will continue to honor its payment obligations regarding the transfer of Hubei Chutian. Any such funds received by JYNT in the PRC are intended to be used by the Company to satisfy outstanding debt obligations, although such payments would require approval by the PRC government regarding currency transfers involving the Renminbi and may also be subject to applicable restrictions under PRC corporate and tax laws. The timing and amounts of any such intended payments cannot be estimated by us at this time.

We are the defendant in a Section 12(j) proceeding by the SEC, the outcome of which may materially and adversely affect the trading market for our ordinary shares .

On September 5, 2013, the SEC instituted administrative proceedings pursuant to Section 12(j) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) against the Company seeking the possible suspension or revocation of the Company’s registration under Section 12 of the Exchange Act. A hearing has been scheduled for October 7, 2013 to hear evidence regarding the matters described in the SEC order regarding this proceeding. While we cannot predict the outcome of this matter, should the administrative law judge enter an order revoking our status under the Exchange Act, brokers in the U.S. would no longer be permitted to execute trades regarding our ordinary shares, which would materially and adversely affect the trading market for our ordinary shares.

We are subject to the risk of possibly becoming an investment company .

Under Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “1940 Act”), an issuer is deemed to be an investment company if it is engaged in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. The 1940 Act defines “investment securities” broadly to include virtually all securities except U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves regulated or exempt investment companies. Rule 3a-1 under the 1940 Act exempts an issuer if no more than 45% of its total assets consist of, and not more than 45% of its net income (for the last four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities of majority-owned subsidiaries and primarily controlled companies.

We currently have no plans to invest the proceeds of the sales of Hubei Chutian or Binzhou Broadcasting in investment securities. If we do invest the proceeds in investment securities, it is possible that we could inadvertently be deemed to be an investment company under the 1940 Act. If we were to inadvertently become an investment company, we would have one year to divest of a sufficient amount of investment securities and/or acquire other assets sufficient to cause us to no longer be an investment company. Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. If it were established that we are an unregistered investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period it was established that we were an unregistered investment company.

We do not believe that our planned principal activities will subject us to the 1940 Act. If we are deemed to be subject to the 1940 Act, compliance with these additional regulatory burdens would increase our operating expenses.

Risk Associated with our Plan to Consummate a Business Combination

Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, it may be more difficult for us to do so.

There are numerous blank check and other shell companies and we may be subject to competition from these and other companies seeking to consummate a business combination. Because of this competition, we cannot assure you that we will be able to effectuate a business combination within the time frame acceptable to our board.

Investors are unable to currently ascertain the merits or risks of the target business’ operations.

There is no basis for investors to evaluate the possible merits or risks of the target business’ operations. To the extent we complete a business combination with a financially unstable company or an entity in its development stage, we may be affected by numerous risks inherent in the business operations of those entities. We will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our securities will not ultimately prove to be less favorable than a direct investment, if an opportunity were available, in a target business.

We may issue shares of our ordinary shares and preferred stock to complete a business combination, which would reduce the equity interest of our shareholders and possibly cause a change in control of our ownership.

Although we currently have no commitments to issue our securities, we may issue ordinary or preferred shares, or a combination thereof, to complete a business combination. The issuance of additional ordinary or preferred shares:

•	may significantly reduce the equity interest of shareholders;
•	may subordinate the rights of holders of ordinary shares if preferred shares is issued with rights senior to those afforded to our ordinary shares;
•	may adversely affect prevailing market prices for our ordinary shares.

Similarly, if we issue debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after a business combination were insufficient to pay our debt obligations;
•	acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;
•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and
•	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding.

Our ability to successfully effect a business combination and to be successful thereafter will be largely dependent upon the efforts of our key personnel, one or both of whom may or may not remain following a business combination.

Our ability to successfully effect a business combination will be largely dependent upon the efforts of our key personnel. The future role of our key personnel in the target business, however, cannot presently be ascertained. Although it is possible that one or both of our key personnel will remain associated in various capacities with the target business following a business combination, it is likely that the management of the target business at the time of the business combination will remain in place. Moreover, our key personnel will be able to remain with the company after the consummation of a business combination only if they are able to negotiate employment or consulting agreements in connection with the business combination, the terms of which, including the compensation to be paid to such individuals, would be determined at such time between the respective parties. Such negotiations may take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination. While the personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business, it is not anticipated that the ability of such individuals to remain with us after the consummation of a business combination will be the determining factor in our decision as to whether or not we will proceed with any potential business combination. While we intend to closely scrutinize any individuals we engage after a business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company which could cause us to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

Because of our limited resources and structure, we may not be able to consummate a business combination with growth potential.

We expect to encounter intense competition from other entities having a business objective similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe that there are numerous potential target businesses that we could acquire, our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses.

We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of the target business, which could compel us to restructure the transaction or abandon a particular business combination.

While our current assets may be sufficient to allow us to consummate a business combination, in as much as we have not yet identified any prospective target business, we cannot ascertain the capital requirements for any particular transaction. If we require further funds, we will be required to seek additional financing. We cannot assure you that such financing would be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we would be compelled to restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. In addition, if we consummate a business combination, we may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after a business combination.

If we effect a business combination with a company located outside of the United States, we would be subject to a variety of additional risks that may negatively impact our operations.

We may effect a business combination with a company located outside of the United States. If we did, we would be subject to considerations or risks associated with companies operating in the target business’ home jurisdiction, including any of the following:

•	rules and regulations or currency conversion or corporate withholding taxes on individuals;

•	tariffs and trade barriers;

•	regulations related to customs and import/export matters;

•	longer payment cycles;

•	tax issues, such as tax law changes and variations in tax laws as compared to the United States;

•	currency fluctuations;

•	challenges in collecting accounts receivable;

•	cultural and language differences; and

•	employment regulations.

We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

If we effect a business combination with a company located outside of the United States, the laws applicable to such company will likely govern all of our material agreements and we may not be able to enforce our legal rights.

If we effect a business combination with a company located outside of the United States, the laws of the country in which such company operates will govern almost all of the material agreements relating to its operations. We cannot assure you that the target business will be able to enforce any of its material agreements or that remedies will be available in this new jurisdiction. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Additionally, if we acquire a company located outside of the United States, it is likely that substantially all of our assets would be located outside of the United States and some of our officers and directors might reside outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.

Risks Relating to Our Corporate Structure

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

Because certain of our officers and directors reside outside of the U.S., it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against such officers and directors by shareholders in the U.S. It also is unclear if extradition treaties now in effect between the U.S. and the PRC would permit effective enforcement of criminal penalties of the federal securities laws. Furthermore, because any assets we may receive regarding Hubei Chutian and Binzhou Broadcasting are likely to be located in the PRC, it would also be extremely difficult to access those assets to satisfy an award entered against us in a U.S. court. Moreover, we have been advised that the PRC does not have treaties with the U.S. providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may not be possible for investors in the U.S. to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of our directors and officers under federal securities laws.

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

Risks Relating to an Investment in our Ordinary Shares

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

Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”) generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. If Section 7874(b) were to apply as a result of certain transactions effected in 2008 in connection with a redomestication merger and a business combination involving China Cablecom Holdings, Ltd., then, among other things, China Cablecom Holdings, Ltd. would be subject to U.S. federal income tax on its worldwide taxable income following such transactions as if it were a domestic corporation. Although it is not expected that Section 7874(b) will apply to treat China Cablecom Holdings, Ltd. as a domestic corporation for U.S. federal income tax purposes, this result is not entirely free from doubt. As a result, shareholders are urged to consult their tax advisors on this issue. The balance of this discussion (including the discussion in the section of this Annual Report entitled “Taxation – United States Federal Income Taxation”) assumes that China Cablecom Holdings, Ltd. will be treated as a foreign corporation for U.S. federal income tax purposes.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned ‘‘Taxation – United States Federal Income Taxation – General’’) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our ordinary shares or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries (including our former operating joint ventures in the PRC) in 2011, we do not believe that we were treated as a PFIC in 2011. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance with respect to our status as a PFIC for any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report captioned ‘‘Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.’’

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company.

China Cablecom Holdings was formed on October 25, 2007, in the British Virgin Islands, and operated through a wholly-owned subsidiary China Cablecom Ltd., a British Virgin Islands company, which (through subsidiaries) was a joint-venture provider of cable television services in the PRC, operating in partnership with a local state-owned enterprise (“SOE”) authorized by the PRC government to control the distribution of cable TV services. China Cablecom acquired the network it formerly operated in Binzhou, Shandong Province in September 2007 and in Hubei Province in June 2008 by entering into a series of asset purchase and services agreements with a company organized by SOEs owned directly or indirectly by local branches of SARFT in five different municipalities to serve as a holding company of the relevant businesses.

B.	Business Overview

Overview

Prior to March 2012, we were a joint-venture provider of cable television services in the PRC, operating in partnership with a local state-owned enterprise authorized by the PRC government to control the distribution of cable TV services (“SOE”). We acquired the networks we previously operated in Binzhou, Shandong Province in September 2007 and in Hubei Province in June 2008 by entering into a series of asset purchase and services agreements with companies organized by SOEs owned directly or indirectly by local branches of SARFT to serve as holding companies of the relevant businesses. Following the recent disposal of our interest in the Hubei network and suspension of operations in Binzhou, we are a dormant, non-operating company.

Legal Proceedings

Other than as described below, we are not a party to any material legal proceedings nor are we aware of any circumstance that may reasonably lead a third party to initiate legal proceedings against us. On September 5, 2013, the SEC instituted administrative proceedings pursuant to Section 12(j) of the Exchange Act against the Company seeking the possible suspension or revokation of the Company’s registration under Section 12 of the Exchange Act. A hearing has been scheduled for October 7, 2013 to hear evidence regarding the matters described in the SEC order regarding this proceeding.

C.	Organizational Structure

PRC Corporate Structure

China Cablecom previously conducted substantially all of its business in the PRC through HZNT, and Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”), a PRC company and a domestic variable interest entity (“VIE”). JYNT is controlled by the Company through contractual arrangements. China Cablecom also owns 100% of the equity interest of China Cablecom Company Limited, a Hong Kong holding company that, in turn, directly owns 100% of the equity interest of HZNT.

Property, plant and equipment

D.         None

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Results of operation

The following discussion of our results of operations is based upon our audited consolidated financial statements beginning on Page F-1 on this Annual Report.

Fiscal year ended 2011 compared to fiscal year ended 2010

Management fee income

Management fee income for the year ended December 31, 2011 were $4.6 million, an increase of $0.1 million from $4.5 million for the year ended December 31, 2010. Management fees were all earned from JYNT.

Share of losses on operating joint ventures

Share of loss on operating joint ventures for the year ended December 31, 2011 were $2.4 million, an reduce of $5.8 million from $8.2 million for the year ended December 31, 2010.

Summarized financial information of Binzhou Broadcasting is as follows for the years ended December 31, 2011 and 2010:

	December 31,	December 31,
	2011	2010
Net sales	$11,868,256	$11,531,348
Gross profit	2,887,330	1,797,134
Loss before taxes	(381,769)	(11,350,894)
Net loss	(708,137)	(11,459,687)
Company's share of net loss	(185,102)	(3,167,830)

Summarized financial information of Hubei Chutian is as follows for the years ended December 31, 2011 and 2010:

	December 31,	December 31,
	2011	2010
Net sales	$49,914,297	$42,431,792
Gross profit	16,894,646	12,151,561
Loss before taxes	(4,618,169)	(10,852,867)
Net loss	(4,618,169)	(10,367,435)
Company's share of net loss	(2,262,903)	(5,080,043)

General and administrative expenses

General and administrative expenses for the year ended December 31, 2011 were $4.7 million, an decrease of $0.7 million from $5.4 million for the year ended December 31, 2010. General and administrative expenses consist primarily of office rental, amortization of deferred offering costs, legal and accounting expenses and salary and welfare expenses in administrative functions such as, finance and senior management.

Interest expenses

Interest expense for the year ended December 31, 2011 was $6.6 million, an increase of $2.4 million from $4.2 million for the year ended December 31, 2010. The significant increase of interest expenses was a result of higher interest rate resulted from the default of payment of interest on due date.

Impairment on investment

From September 2011, the business operation in Binzhou Broadcasting was suspended as a result of the Government of Shandong Province’s initiatives to consolidate all cable operators within the province into Shandong Broadcasting and Television Network Co., Ltd. The company has not reached any settlement agreement with either Binzhou SOE or Shandong Broadcasting and Television Network Co., Ltd. by the time of this report and decided to make a full provision of $9.8 million on its investment in Binzhou Broadcasting.

Loss before income taxes

Loss before income taxes for the year ended December 31, 2011 was $19.7 million, an increase of $6.3 million, from $13.4 million for the year ended December 31, 2010.

Liquidity and Capital Resources

As of December 31, 2011, the Company had cash and cash equivalents approximately $0.6 million available for investment and corporate overhead.

In March 2012, the Company has reached an agreement with Hubei SOE to sell its economic interest in Hubei Chutian for a consideration of $59.4 million by installments. $59.1 million was paid by Hubei SOE in 2012 and the remains is expected to be paid in 2013. The Company is also seeking for a compensation from its Binzhou Broadcasting project which was suspended in 2011.

As of December 31, 2011, we had following obligations:

•	$0.4 million promissory notes with 8% annual interest rate due on demand

•	$4.2 million unsecured notes with 5% annual interest rate. Since the Company is in default of the interest payment, the interest rate on past due amount has been increased to 15% and the sum of principal and accrued interest become due immediately
•	$16.2 million secured notes with 5% annual interest rate. Since the Company is in default of the interest payment, the interest rate on past due amount has been increased to 15% and the sum of principal and accrued interest become due immediately
•	$19.1 million ($14.2M after discount) Senior Secured Notes with 12% annual interest rate. The repayment was scheduled in 6 installments to be paid every 6 months starting from April 15, 2013.

The Company has repaid all the outstanding notes with the proceed from the disposal of Hubei Chutian.

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

Tabular disclosure of contractual obligations

The following table summarizes our contractual commitments as of December 31, 2011 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

Payments due by period
US$ Million	Total	Less than one year	1-3 years	3-5 years	More than 5 years

Long-term Debt Obligations	39.9	39.9	-	-	-

Capital (Finance) Lease Obligations	-	-	-	-	-

Operating Lease Obligations	-	-	-	-	-

Purchase Obligations	-	-	-	-	-

Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-

Total	39.9	39.9	-	-	-

Recent Accounting Pronouncements

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

In May 2011, the FASB issued amendments to ASC 820 “Fair Value Measurements and Disclosures.”  Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements and others change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  This guidance is effective during interim and annual periods beginning after December 15, 2011 and is to be applied on a prospective basis. The implementation of this guidance will not have a material impact on its consolidated financial statements.

In June 2011, the FASB issued updated guidance to ASC 220 “Comprehensive Income” which allows entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  This guidance, which is to be applied retrospectively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.  The implementation of this guidance will not have an impact on its consolidated financial statements.

In September 2011, the FASB issued amendments to ASC 350 “Intangibles-Goodwill and Other” which allow an entity to assess qualitatively whether it is necessary to perform the current two-step goodwill impairment test.  Performance of the two-step impairment test is required only if an entity determines it is more-likely-than-not that a reporting unit's fair value is less than its carrying amount.  Otherwise, no further testing is required.  This guidance is effective for annual and interim goodwill tests performed for fiscal years beginning after December 15, 2011; however, early adoption is permitted.  The Company expects that the implementation of this guidance will not have a material impact on its consolidated financial statements.

In December 2011, the FASB issued amendments to the disclosure requirements on offsetting in ASC 210 “Balance Sheet” which require an entity to disclose quantitative information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.  This guidance is effective during interim and annual periods beginning after January 1, 2013 and should be applied retrospectively for all comparative periods presented.  The implementation of this guidance will not have a material impact on its consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our board of directors and executive officers are as follows:

Name	Age	Position
Clive Ng	51	Director and Executive Director
Pu Yue	41	Chief Executive Officer
Sikan Tong	41	Chief Financial Officer
Kerry Propper	38	Director
Mark Nordlicht	46	Independent Director

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

Kerry Propper has been a director of China Cablecom Holdings since October 2007. Mr. Propper also sits on the board of directors of China Networks International Holdings Ltd. Mr. Propper has been the owner and chief executive officer of Chardan Capital Markets LLC, a New York – based broker/dealer, since July 2003. Mr. Propper was a founder, and from February 1999 to July 2003 the owner and managing director of Windsor Capital Advisors, a full service brokerage firm also based in New York. Mr. Propper worked at Aegis Capital Corp., a broker dealer and member firm of NASD. Mr. Propper received his B.A. (with honors) in Economics and International Studies from Colby College and studied at the London School of Economics.

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of eight persons for the year ended December 31, 2011 was approximately RMB5,000,000. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

C.	Departure of Directors

On November 15, 2012, China Cablecom (the “Company”) announced the resignation of Robi Hartman, David Kratochvil. and Jacob Weiss from its Board of Directors, effective immediately.

The resignation of its directors was a result of the Company’s decision to liquidate its assets of Hubei Chutian to the joint venture partner Hubei Chutian Radio & Television Information Network Co., Ltd. After the receipt of the disposal of its assets and equity interest of Hubei Chutian and the repayment of the Company’s debts of senior secured notes, secured notes and unsecured notes, Mr. Hartman, Mr. Kratochvil, and Mr. Weiss tendered their resignation as part of the Board’s strategy to pay back investors and re-scale the composition of the board to be more aligned with the Company’s future needs.

D.	Board Practices

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

Name	Appointed on
Clive Ng	October 2006
Kerry Propper	October 2007
Mark Nordlicht	November 2010

Board Committees

We currently do not have an Audit Committee, Nominating and Corporate Governance Committee or Compensation Committee.

E.	Employees

We had 11 employees as of December 31, 2011, respectively. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

F.	Share Ownership

See Item 7.A below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information with respect to the beneficial ownership of the ordinary shares as of September 30, 2013 by each person who beneficially owns more than 5% of ordinary shares and each officer, each director and all officers and directors as a group.

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

			Approximate
	Amount and Nature		Percentage of
	of Beneficial		Outstanding
Name and Address of Beneficial Owner(1)	Ownership		Ordinary Shares
Clive Ng (2)	379,000		2.6%
Pu Yue (3)	—		—
Sikan Tong	—		—
Kerry Propper(4)	83,888	(5)	*
Mark Nordlicht(6)	1,039,527		7.1%
All directors and executive officers as a group (three individuals)	1,493,415		10.3%
Platinum Partners Value Arbitrage Fund L.P.(7)	1,000,498		6.9%

* Less than one percent

(1)	Unless otherwise indicated, the business address of each of the individuals is Room 458, North Building, Wenjiao Plaza, No. 1 Qingnian Dong Road, Jinan, People’s Republic of China.

(2)	The business address for Mr. Ng is 80 Broad Street, 5th Floor, New York, NY 10004.

(3)	The business address for Mr. Pu is Room 458, North Building, Wenjiao Plaza, No. 1 Qingnian Dong Road, Jinan, People’s Republic of China, 25000.

(4)	The business address of Mr. Propper is Chardan Capital Markets, LLC, 17 State Street, Suite 2575, New York, New York 10004.

(5)	Includes 15,833 shares issuable upon exercise of warrants. Does not include 66,667 shares that can be earned in connection with the grant of the Performance Shares.

(6)	The business address for Mr. Nordlicht is 152 West 57th Street, 4th Floor, New York, New York 10019. Includes 39,029 ordinary shares held by Platinum Partners Liquid Opportunity Master Fund L.P. (“PPLO”) and 1,000,498 ordinary shares owned by Platinum Partners Value Arbitrage Fund LLP (“PPVA”). Mr. Nordlicht is the Chief Investment Officer of PPLO and PPVA and may be deemed to be a beneficial owner of all the ordinary shares directly or indirectly held by PPVA and PPLO. This information was derived from a Schedule 13D filed on March 7, 2011.

(7)	The business address for Platinum Partners Value Arbitrage Fund LLP (“PPVA”) is 152 West 57th Street, 4th Floor, New York, New York 10019. The number of shares beneficial owned by PPVA exclude ordinary shares underlying 10,991,685 Series A Convertible Preferred Shares and 1,169,600 Series B Convertible Preferred Shares. The holder of such Preferred Shares may not convert any of the Preferred Shares to the extent that such conversion would result in the holder and its affiliates together beneficially owning more than 4.99% of the outstanding ordinary shares, except on 61 days’ prior written notice to the company that the holder waives such limitation. Platinum Management (NY) LLC, as the investment manager, and Platinum Partners Value Arbitrage, LP, as the general partner are deemed to beneficially own the ordinary shares owned by PPVA. Mr. Mark Nordlicht, one of our directors, as the controlling person of PPVA is deemed to be the beneficial owner of the ordinary shares owned by PPVA and has the sole power to vote or direct the vote of the shares owned by PPVA. This information was derived from a Schedule 13D filed on March 7, 2011.

B.	Related Party Transactions

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

In April and November, 2011, the Company issued totally 2,104,833 ordinary shares to Platinum Partners Value Arbitrage Fund LP for an aggregate purchase price of $383,041. Mark Nordlicht, a member of our board of directors, is the Chief Executive Officer of Platinum Partners Value Arbitrage Fund LP.

In April and July 2011, Platinum Partners Value Arbitrage Fund LP (“Platinum”) issued us two promissory notes in the amount of $417,152 (the “Note”). Mark Nordlicht, a member of our board of directors, is the chief investment officer of Platinum.

On January 31, 2012, the Company issued 901,546 ordinary shares at a consideration of $114,163 to Platinum Partners Value Arbitrage Fund LP to raise fund for financing the operations of the Company. Mark Nordlicht, a member of our board of directors, is the Chief Executive Officer of Platinum Partners Value Arbitrage Fund LP.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The Company’s consolidated financial statements are stated in U.S dollars and are prepared in accordance with US GAAP.

Audited Financial Statements

Our consolidated financial statements for the years ended December 31, 2010 and 2011 as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

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

Subsequent to the date of the most recent financial statements included in this annual report, we disposed of our interest in the Hubei network, suspended operations in Binzhou, repaid most of our outstanding indebtedness and are now a dormant, non-operating company.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are quoted on the OTC Bulletin Board under the symbol CABLF.  The closing price for the ordinary shares on September 20, 2013, was $0.10.

	Ordinary Shares
	High	Low
	(US$)	(US$)
2009
First Quarter	2.61	0.45
Second Quarter	5.82	0.78
Third Quarter	4.14	1.14
Fourth Quarter	3.30	1.41
2010
First Quarter	2.37	1.40
Second Quarter	1.68	0.77
Third Quarter	0.83	0.36
Fourth Quarter	0.80	0.44
2011
First Quarter	0.60	0.38
Second Quarter	0.43	0.21
Third Quarter	0.28	0.16
Fourth Quarter	0.18	0.08
2012
First Quarter	0.25	0.06
Second Quarter	0.27	0.14
Third Quarter	0.27	0.06
Fourth Quarter	0.20	0.13
2013
First Quarter	0.17	0.13
Second Quarter	0.12	0.05
Third Quarter (through September 30)	0.12	0.07

Holders of ordinary shares should obtain current market quotations for their securities. There can be no assurance that a trading market will develop for these securities.

Status of Outstanding Ordinary Shares.   As of September 30, 2013, we had a total of 14,575,235 ordinary shares issued and outstanding.

Holders.   As of September 30, 2013, there were 54 holders of ordinary shares. We believe the number of beneficial holders of these securities is significantly greater than the number of record holders.

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

During the fiscal years ended December 31, 2010 and 2011, the Company has not entered into any material agreements which are not described elsewhere in this Annual Report.

D.	Exchange controls

Not applicable.

E.	Taxation

The following is a summary of the material British Virgin Islands and U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares.  As used in this discussion, references to “we,” “us,” “our” or the “Company” refer only to China Cablecom Holdings, Ltd.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

—	controlled foreign corporations; or

—	passive foreign investment companies.

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

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH HOLDER OF OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

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

With respect to non-corporate U.S. Holders, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “—Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which such  dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the OTC Bulletin Board. Because our ordinary shares currently are quoted only on the OTC Bulletin Board and will not, therefore, be treated as readily tradable on an established securities market in the United States, any dividends paid on our ordinary shares currently should not qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own (directly or indirectly) at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own (directly or indirectly) at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries (including our former operating joint ventures in the PRC) in 2011, we do not believe that we will be treated as a PFIC for 2011. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance in respect to our status as a PFIC for any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for U.S. federal income tax purposes with respect to:

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

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

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

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such ordinary shares or a QEF election along with purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime in respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. federal income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its ordinary shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our ordinary shares on the qualification date. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ordinary shares by the amount of the gain recognized and also will have a new holding period in its ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The OTC Bulletin Board currently is not considered to be a national securities exchange that would allow a U.S. Holder to make a mark-to-market election. Because our ordinary shares are currently quoted only on the OTC Bulletin Board, such shares currently may not qualify as marketable stock for purposes of the election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Additional Taxes After 2012

For taxable years beginning on or after January 1, 2013, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. Under recently issued proposed regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or QEF, rules discussed above under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

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

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other taxable disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our ordinary shares.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

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

(a)	Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2011. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2011 were not effective and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is not recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)	Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financials reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has identified certain material weaknesses in connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2011 and have thus concluded that our internal controls over financial reporting were not effective. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

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

(c)	Attestation report of the registered public accounting firms

Not applicable.

(d)	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2010 and 2011 by UHY Vocation HK CPA Limited, the Company’s principal accounting firm.

Accountant Fees and Services	2011	2010
Audit Fees	$135,000	283,290
Audit Related Fees	18,000	31,000
	$153,000	314,290

Audit Fees

The audit fees for the years ended December 31, 2010 and 2011, respectively, were paid for professional services rendered for the audits of our consolidated financial statements, quarterly reviews, consents, and assistance with review of documents filed with the SEC.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with US GAAP.

ITEM 18.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibit
1.1 *	China Cablecom Holdings Amended and Restated Memorandum of Association
1.2 *	China Cablecom Holdings Amended and Restated Articles of Association
2.1 (1)	Specimen Unit Certificate
2.2 (1)	Specimen Ordinary Share Certificate
2.3 (1)	Form of Unit Purchase Option
2.4 (1)	Form of Warrant
2.5 (2)	Form of Warrant Agreement
4.1 (1)	The China Cablecom Holdings 2007 Omnibus Securities and Incentive Plan
4.2 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and James S. Cassano
4.3 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Kerry Proper
4.4 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Jonathan Kalman
4.5 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Clive Ng
4.6 (1)	Incentive Share Agreement between China Cablecom Holdings and James S. Cassano
4.7 (1)	Incentive Share Agreement between China Cablecom Holdings and Kerry Proper
4.8 (1)	Incentive Share Agreement between China Cablecom Holdings and Jonathan Kalman
4.9 (1)	Form of Consulting Agreement between China Cablecom Holdings and China Cablecom Holdings Limited, a Cayman Islands limited company
4.10 (1)	Form of Employment Agreement between China Cablecom Holdings and Clive Ng
4.11 (1)	Promissory Note from China Cablecom to Jaguar in the initial principal amount of $475,000
4.12 (1)	Purchase Agreement, dated as of September 19, 2007, by and among China Cablecom Ltd. and the entities listed on the Schedule of Investors attached thereto as Schedule I
4.13 (1)	Form of First Closing Promissory Note
4.14 (1)	Registration Rights Agreement, dated September 19, 2007, by and among China Cablecom Ltd. and the entities listed on the Schedule A attached thereto
4.15 (1)	Share Pledge Agreement, dated as of September 19, 2007, by Clive Ng in favor of the persons and entities listed on the Schedule of Investors attached thereto as Schedule III
4.16 (2)	Form of Registration Rights Agreement among the Registrant and the Initial Stockholders
4.17(2)	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Stockholders
4.18 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Jonathan Kalman
4.19 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and C. Richard Corl
4.20 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and James S. Cassano

Exhibit Number	Description of Exhibit
4.21 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and John J. Hoey
4.22 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and William J. Westervelt, Jr.
4.23 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and David W. Tralka
4.24 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Robert Moreyra
4.25 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Peter Collins
4.26 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Sapphire Canyon Investments LLC
4.27 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Corl LLC
4.28 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and JSC Group Holdings LLC
4.29 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and PA Holdings, LLC
4.30 (1)	Framework Agreement by and between Binzhou Broadcasting and Television Network Co., Ltd. and Jinan Youxiantong Network Technology Co., Ltd., August 2007
4.31 (1)	Asset Transfer Agreement by and between Binzhou Broadcasting and Television Network Co., Ltd. and Binzhou Broadcast and Television Information Network Co., Ltd., September 2007
4.32 (1)	Exclusive Service Agreement between Binzhou Broadcasting and Television Network Co., Ltd. and Binzhou Broadcast and Television Information Network Co., Ltd., September 2007
4.33 (1)	Technical Services Agreement between Binzhou Broadcast and Television Information and Network Co., Ltd. and Jinan Youxiantong Network Technology Co., Ltd., September 2007
4.34 (1)	Equity Option Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Liang Yue Jing, July 2007
4.35 (1)	Equity Option Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Pu Yue, July 2007
4.36 (1)	Equity Pledge Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Lian Yue Jing, July 2007
4.37 (1)	Equity Pledge Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Pu Yue, July 2007
4.38 (1)	Loan Agreement by and between China Cablecom Co. Ltd. (Hong Kong) and Liang Yue-Jing, June 2007
4.39 (1)	Loan Agreement by and between China Cablecom Co. Ltd. (Hong Kong) and Pu Yue, June 2007
4.40 (1)	Power of Attorney granted by Lian Yue Jing, July 16, 2007
4.41 (1)	Power of Attorney granted by Pue Yue, July 16, 2007
4.42 (1)	Trustee Arrangement Letter, by and between China Cablecom Co., Ltd. (Hong Kong) and Lian Yue Jing, June 30, 2007
4.43 (1)	Trustee Arrangement Letter, by and between China Cablecom Co., Ltd. (Hong Kong) and Pu Yue, June 30, 2007
4.44 (1)	Supplementary Agreement to the Framework Agreement, by and between Binzhou Broadcasting and Television Network, Co., Ltd. and Jinan Youxiantong Network Technology Co. Ltd., dated August 6, 2007
4.45 (3)	Settlement Agreement by and between China Broadband, Inc., China Broadband, Ltd., China Broadband, Inc., Stephen P. Cherner, Maxim Financial Corporation, Mark L. Baum, BCGU, LLC, Mark I. Lev, Wellfleet Partners, Inc., Pu Yue, Clive Ng, Chardan Capital Markets, LLC, Jaguar Acquisition Corporation and China Cablecom Holdings, Ltd. dated January 9, 2008
4.46 (1)	Form of Voting Agreement by and between Jaguar Acquisition Corporation, China Cablecom Holdings, Ltd., Certain Shareholders of Jaguar Acquisition Corporation and Clive Ng.
4.47 (1)	Form of Employment Agreement by and between China Cablecom Holdings, Ltd. and Pu Yue.
4.48 (4)	Unit Purchase Option Clarification Agreement dated as of January 30, 2008 by Jaguar Acquisition Corporation.
4.49 (4)	Warrant Clarification Agreement dated January 30, 2008 by and between Jaguar Acquisition Corporation and Continental Stock Transfer & Trust Company.

Exhibit Number	Description of Exhibit
4.50 (5)	Offshore Loan Agreement between China Cablecom and Rich Dynamic Limited, dated June 10, 2008.
4.51 (6)	Offshore Loan Agreement between China Cablecom and Rich Dynamic Limited, dated July 29, 2008.
4.52 (7)	Onshore Loan Agreement between Dong Wanling and JYNT, dated June 10, 2008.
4.53 (8)	Onshore Loan Agreement between Dong Wanling and JYNT, dated June 10, 2008.
4.54 *	Supplement to Framework Agreement dated September 29, 2009
4.55 *	Form of Hubei Chutian Loan Agreement dated September 29, 2009
4.56 *	Subscription Agreement dated October 9, 2009
4.57 *	Form of New Note
4.58 *	New Notes Security Agreement
4.59 *	Senior Secured Subsidiary Guaranty
4.60 *	Collateral Agent Agreement
4.61 *	Intercreditor Agreement dated October 9, 2009
4.62 *	Warrant for Chardan Capital Markets LLC
4.63 *	Secured Notes Exchange and Waiver Agreement dated October 9, 2009
4.64 *	Form of New Junior Secured Notes
4.65 *	Junior Secured Security Agreement dated October 9, 2009
4.66 *	Junior Secured Subsidiary Guaranty dated October 9, 2009
4.67 *	Unsecured Notes Exchange and Waiver Agreement dated October 9, 2009
4.68 *	Form of New Unsecured Notes
4.69 *	Unsecured Notes Subsidiary Guaranty dated October 9, 2009
4.70 **	Termination Agreement among Hubei Chutian Radio and Television Information Network Co., Ltd., Jinan Youxiantong Network Technology Co., Ltd., and Hubei Chutian Video Communication Network Co., Ltd. dated March 22, 2012.
4.71 **	Equity Transfer Agreement among Hubei Chutian Radio and Television Information Network Co., Ltd., Jinan Youxiantong Network Technology Co., Ltd., and Hubei Chutian Video Communication Network Co., Ltd. dated June 15, 2012
8.1 (9)	List of subsidiaries
11.1 (10)	China Cablecom Holdings Ltd. Code of Business Conduct and Ethics
12.1 **	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2 **	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 **	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to the similarly numbered exhibit to the Annual Report on Form 20-F filed on July 1, 2010.

**	Filed herewith.

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-4 (Registration No. 333-147038).

(2)	Incorporated by reference to Jaguar Acquisition Corp. Registration Statement on Form S-1 (Registration No. 333-127135).

(3)	Incorporated by reference to Exhibit No. 10.1 to the Current Report on Form 8-K filed with the SEC by China Broadband, Inc. on January 17, 2008.

(4)	Incorporated by reference to the Quarterly Report on Form 10-QSB filed with the SEC by Jaguar Acquisition Corp. on February 14, 2008.

(5)	Incorporated by reference to Exhibit No. 4.50 to the Annual Report on Form 20-F filed on July 15, 2009.

(6)	Incorporated by reference to Exhibit No. 4.51 to the Annual Report on Form 20-F filed on July 15, 2009.

(7)	Incorporated by reference to Exhibit No. 4.52 to the Annual Report on Form 20-F filed on July 15, 2009.

(8)	Incorporated by reference to Exhibit No. 4.53 to the Annual Report on Form 20-F filed on July 15, 2009.

(9)	Incorporated by reference to Exhibit No. 8.1 of the Annual Report on Form 20-F filed on July 15, 2009.

(10)	Incorporated by reference to Exhibit No. 11.1 of the Annual Report on Form 20-F filed on July 15, 2009.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CABLECOM HOLDINGS, LTD

By:	/s/ Pu Yue	By:	/s/ Sikan Tong
Name:	Pu Yue	Name:	Sikan Tong
Title:	Chief Executive Officer	Title:	Chief Financial Officer
Date:	2013-10-2	Date:	2013-10-2

CHINA CABLECOM HOLDINGS, LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Comprehensive Loss	F-4
Consolidated Statements of Changes in Shareholders’ Equity	F-5 – F-6
Consolidated Statements of Cash Flows	F-7 – F-8
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

China Cablecom Holdings, Ltd.

We have audited the accompanying consolidated balance sheets of China Cablecom Holdings, Ltd and Subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity and cash flows for the three years ended December 31, 2011, 2010 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Cablecom Holdings, Ltd and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the three years ended December 31, 2011, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has incurred significant losses during 2011, 2010 and 2009, and has relied on debt and equity financings to fund their operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY Vocation HK CPA Limited

UHY Vocation HK CPA Limited

Certified Public Accountants

Hong Kong, - 2 Oct 2013

(THE PEOPLE'S REPUBLIC OF CHINA)

CHINA CABLECOM HOLDINGS, LTD.

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
ASSETS
Current Assets:
Cash and cash equivalents	$592,709	$929,072
Prepaid expenses and advances	60,356	3,646,390
Total Current Assets	653,065	4,575,462

Property, plant & equipment, net	21,726	138,230
Investment in operating joint venture	50,378,205	64,026,705
Other Assets:
Deferred financing costs, net	1,300,671	1,643,943
Total Assets	$52,353,667	$70,384,340

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Promissory note	$417,151	$-
Other current liabilities	6,210,075	2,069,466
Amount due to Hubei Chutian	3,189,195	7,050,397
Senior secured notes	14,182,704	-
Secured notes	16,159,035	-
Unsecured notes	4,218,128	-
Total Current Liabilities	44,376,288	9,119,863
Long Term Liabilities:
Senior secured notes	-	10,633,911
Secured notes	-	16,159,035
Unsecured notes	-	4,218,128
Total Liabilities	44,376,288	40,130,937

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Series A convertible preferred shares, $.0005 par value; 70,000,000 authorized shares, 50,338,385 shares issued and outstanding (December 31, 2010 55,615,780 shares issued)	25,169	27,808
Series B convertible preferred shares, $.0005 par value; 25,000,000 authorized shares, 13,140,459 shares issued and outstanding (December 31, 2010 14,824,683 shares issued)	6,570	7,412
Ordinary shares, $.0015 par value; 51,666,667 authorized shares, 13,693,780 shares issued and outstanding (December 31, 2010 11,373,241 shares issued)	20,541	17,060
Additional paid-in capital	116,031,025	114,368,149
Accumulated deficit	(105,308,994)	(84,572,062)
Accumulated other comprehensive income	(2,796,932)	405,036

Total shareholders’ equity	7,977,379	30,253,403
Total liabilities and shareholders’ equity	$52,353,667	$70,384,340

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended	For the year ended	For the year ended
	December 31, 2011	December 31, 2010	December 31, 2009

Management fee income	$4,632,022	$4,450,438	$1,004,596
Share of loss on operating joint ventures	(2,448,005)	(8,247,873)	(1,223,055)
	2,184,017	(3,797,435)	(218,459)
Operating expenses
General and administrative expenses	4,705,283	5,450,965	4,966,132
Total operating expenses	4,705,283	5,450,965	4,966,132
Loss from operations	(2,521,266)	(9,248,400)	(5,184,591)

Other income / (expenses)
Interest income	945	10,566	61,651
Interest expense	(6,639,531)	(4,211,707)	(9,855,474)
Forfeiture of investment fund	(754,979)	-	-
Provision for impairment on investment	(9,806,150)	-	-
Loss on debt extinguishment	-	-	(39,663,466)
Other income	-	17,566	3,456
Total other expenses	(17,199,715)	(4,183,575)	(49,453,833)
Loss before income taxes	(19,720,981)	(13,431,975)	(54,638,424)
Income taxes expenses	(1,015,951)	(975,712)	(230,567)

Net loss	$(20,736,932)	$(14,407,687)	$(54,868,991)

Net loss per ordinary share
- Basic and fully diluted	$(1.57)	$(1.97)	$(16.18)

Weighted average number of shares
- Basic and fully diluted	13,244,284	7,327,475	3,391,924

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the year ended	For the year ended	For the year ended
	December 31, 2011	December 31, 2010	December 31, 2009

Net loss	$(20,736,932)	$(14,407,687)	$(54,868,991)
Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustment:
- Company	(2,562,602)	324,588	(1,345)
- Operating joint ventures	(639,366)	(486,011)	(13,418)
Total other comprehensive income / (loss) from continuing operations, net of tax	(3,201,968)	(161,423)	(14,763)

Comprehensive loss attributable to the Company	$(23,938,900)	$(14,569,110)	$(54,883,754)

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2011, 2010 and 2009

	Series A Preferred Shares		Series B Preferred Shares		Ordinary shares		Additional	Accumulated	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Income	Equity

Balance as December 31, 2008	-	$-	-	$-	3,225,711	$4,839	$45,526,562	$(15,295,384)	$581,222	$30,817,239

Issuance of Preferred Shares related to debt restructure	65,799,285	32,900	-	-	-	-	51,290,543	-	-	51,323,443

Issuance of Preferred Shares related to issue of Senior Secured notes, net of issuance costs	-	-	23,158,080	11,579	-	-	10,530,960	-	-	10,542,539

Share issued as payment for broker fee	-	-	-	-	250,000	375	584,625	-	-	585,000

Conversion of Series A Preferred Shares	(3,637,320)	(1,819)	-	-	1,212,440	1,819	1,302,642	-	-	1,302,642

Stock option compensation expenses	-	-	-	-	-	-	217,538	-	-	217,538

Net loss for 2009	-	-	-	-	-	-	-	(54,868,991)	-	(54,868,991)

Cumulative translation adjustment	-	-	-	-	-	-	-	-	(14,763)	(14,763)

Balance as December 31, 2009	62,161,965	$31,081	23,158,080	$11,579	4,688,151	$7,033	$109,452,870	$(70,164,375)	$566,459	$39,904,647

Share issued as payment for interest	-	-	-	-	1,500,225	2,249	1,089,803	-	-	1,092,052

Share issued as payment for legal fee	-	-	-	-	225,000	338	325,913	-	-	326,251

Conversion of Preferred Shares	(6,546,185)	(3,273)	(8,333,397)	(4,167)	4,959,865	7,440	1,820,195	-	-	1,820,195

Stock option compensation expenses	-	-	-	-	-	-	1,679,368	-	-	1,679,368

Net loss for 2010	-	-	-	-	-	-	-	(14,407,687)	-	(14,407,687)

Cumulative translation adjustment	-	-	-	-	-	-	-	-	(161,423)	(161,423)

Balance at December 31, 2010	55,615,780	$27,808	14,824,683	$7,412	11,373,241	$17,060	$114,368,149	$(84,572,062)	$405,036	$30,253,403

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2011, 2010 and 2009

	Series A Preferred Shares		Series B Preferred Shares		Ordinary shares		Additional	Accumulated	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Income	Equity

Balance as December 31, 2010	55,615,780	$27,808	14,824,683	$7,412	11,373,241	$17,060	$114,368,149	$(84,572,062)	$405,036	$30,253,403

Conversion of Preferred Shares	(5,277,395)	(2,639)	(1,684,224)	(842)	2,320,539	3,481		-	-	-

Stock option compensation expenses	-	-	-	-	-	-	1,662,876	-	-	1,662,876

Net loss for 2011	-	-	-	-	-	-	-	(20,736,932)	-	(20,736,932)

Cumulative translation adjustment	-	-	-	-	-	-	-	-	(3,201,968)	(3,201,968)

Balance at December 31, 2011	50,338,385	$25,169	13,140,459	$6,570	13,693,780	$20,541	$116,031,025	$(105,308,994)	$(2,796,932)	$7,977,379

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended	For the year ended
	December 31, 2011	December 31, 2010	December 31, 2009
Cash Flows From Operating Activities:
Net loss	$(20,736,932)	$(14,407,687)	$(54,868,991)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	120,556	68,128	62,934
Share of loss on operating joint ventures	2,448,005	8,247,873	1,223,055
Stock compensation expenses	1,662,876	1,679,368	217,538
Loss on debt restructuring	-	-	39,663,466
Amortization of deferred financing costs	343,272	343,272	636,299
Interest expenses - Interest for Senior secured notes, Secured and Unsecured notes	6,102,720	3,714,142	777,036
Interest expenses – Interest for promissory notes	18,557	-	-
Interest expenses - Amortization of note payable discount	-	-	1,644,124
Interest expenses - Amortization of convertible note discount	-	-	7,310,878
Forfeiture of investment fund	754,979	-	-
Provision for impairment on investment	9,806,150	-	-
Change in assets and liabilities,
Prepaid expenses and advances	1,334,949	2,141,867	780,876
Amount due to Hubei Chutian	(4,116,169)	(3,683,111)	10,733,508
Other current liabilities	1.472,466	1,926,001	173,298
Net cash (used in) / provided by operating activities	(788,571)	29,853	8,354,021

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(155)	(43,645)	(20,069)
Capital investment in operating joint ventures	-	(6,657,839)	(27,294,613)
Net cash used in investing activities	(155)	(6,701,484)	(27,314,682)

Cash Flows From Financing Activities:
Financing cost incurred	-	-	(2,066,215)
Cash received from offshore loan	-	286,892	-
Issuance cost of senior debts	-	-	(545,990)
Proceeds from issuance of senior secured notes	-	-	33,000,000
Early redemption of senior secured notes	-	-	(13,860,000)
Proceeds from issuance of promissory notes	417,151	-	-
Net cash provided by financing activities	417,151	286,892	16,527,795
Effect of exchange rate changes on cash	35,212	321,270	(1,545)
Net decrease in cash	(336,363)	(6,063,469)	(2,434,411)
Cash and cash equivalents at beginning of period	929,072	6,992,541	9,426,952
Cash and cash equivalents at end of period	$592,709	$929,072	$6,992,541

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended	For the year ended
	December 31, 2011	December 31, 2010	December 31, 2009
Supplemental cash flow information:
Interest paid	$-	$-	$-
Income taxes paid	$10	$24	$361
Value assigned to shares issued as payment for broker fee	$-	$-	$585,000
Value assigned to shares issued as payment for legal fee	$-	$326,251	$-
Value assigned to shares issued as payment for interest expense	$-	$1,092,052	$-
Non-cash financing activities related to restructuring of debt (Note 2):
Cancellation of promissory note and interest	$-	$-	$11,851,678
Cancellation of convertible note and interest	$-	$-	$23,308,298
Issuance of secured notes	$-	$-	$18,000,000
Issuance of unsecured notes	$-	$-	$5,500,000
Issuance of Series A Convertible Preferred Shares	$-	$-	$51,323,443
Non-cash financing activities related to private financings (Note 2):
Issuance of Series B Convertible Preferred Shares	$-	$-	$15,045,953
Reduction of Notes as the result of conversion of Preferred Shares to Ordinary Shares	$-	$1,820,195	$1,302,642

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

China Cablecom Ltd is the sole shareholder of China Cablecom Company Limited (“HK Cablecom”) incorporated in Hong Kong on May 22, 2007.

HK Cablecom owns 100% of Heze Cablecom Network Technology Co., Ltd ("HZNT") incorporated under the laws of the People’s Republic of China (“PRC”) on October 9, 2007.

The Company, through HK Cablecom and HZNT, entered into a series of contractual arrangement with Jinan Youxiantong Network Technology Co. Ltd ("JYNT") and its shareholders. As a result of the following contractual arrangements, the Company controlled and were considered the primary beneficiary of JYNT (Variable Interest Entities “V.I.E.) as defined under FASB ASC 810-10. JYNT incorporated under the laws of the PRC on July 16, 2007.

The following was a summary of the currently effective contracts among our wholly owned subsidiaries HZNT and HK Cablecom, our JYNT (V.I.E.) and its nominee shareholders.

●	Loan Agreements: pursuant to loan agreements dated June 30, 2007, HK Cablecom extended loans of RMB484,500 and RMB25,500 respectively to Pu Yue and Liang Yuejing. Upon the occurrence of an event of default or otherwise, HK Cablecom may, at its discretion, issue a repayment notice to Pu Yue and/or Liang Yuejing requesting repayment of all or any portion of the loans (as applicable). Pu Yue and Liang Yuejing may only repay the loan by transferring their equity interests in JYNT to HK Cablecom or HK Cablecom’s designees within 5 business days.

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Basis of Preparation of Financial Statements (Continued)

●	Exclusive Service Agreements: pursuant to exclusive service agreements between JYNT and HZNT, JYNT engages HZNT to be its sole and exclusive provider of management, consulting, training and technical services. Service fees are to be paid monthly by JYNT to HZNT in an amount equal to JYNT’s net profits minus the profit to be retained by JYNT as determined by a reputable CPA agreed to by both parties. The exclusive service agreements shall continue indefinitely unless terminated by HZNT with 30 days’ prior written notice or by a non-breaching party after the breaching party has not rectified the breach for within 30 days of its receipt of notice from the non-breaching party.

●	Equity Option Agreements: pursuant to equity option agreements dated July 20, 2007, the shareholders of JYNT have granted HZNT an exclusive and irrevocable option to purchase all or part of their equity interests in JYNT at any time. The option may only be terminated by mutual consent or at the direction of HZNT. HZNT may exercise this option at any time until it has acquired all equity interests of JYNT and it can set off the purchase price against the loan repayment under the loan agreements. The shareholders of JYNT covenant that they will not approve any plan by JYNT to distribute dividends or otherwise seek to influence JYNT’s management, and must approve any action requested by HZNT in writing to the extent permitted by law.

●	Equity Pledge Agreements: pursuant to equity pledge agreements entered into between HZNT and each of Pu Yue and Liang Yuejing, respectively, dated July 20, 2007, Pu Yue and Liang Yuejing pledge their entire equity interests in JYNT to guarantee JYNT’s payment obligation under the exclusive service agreement between JYNT and HZNT, and the loan agreement, and their performance of their own obligations under the Option Agreement. HZNT is entitled to (i) collect dividends and other distributions, if any, arising from the pledged equity interests; and (ii) in an event of default, freely sell the pledged equity interests and collect the proceeds therefrom. Without HZNT’s consent, the shareholders of JYNT may not (i) transfer or pledge their equity interests in JYNT, (ii) receive any dividends, loan interest or other benefits from JYNT, or (iii) make any material adjustment or change to JYNT’s business or operations.

●	Power of Attorney: pursuant to a power of attorney signed by Pu Yue and Liang Yuejing, Pu Yue and Liang Yuejing appointed HK Cablecom’s designee as their attorneys-in-fact to exercise all voting rights as shareholders of JYNT, including the ability to vote as a shareholder of JYNT, sell or transfer their equity interest in JYNT and designate and appoint the directors, general manager, chief financial officer and other senior officers of JYNT. This power of attorney is effective until the earlier of 2027 or the termination of the loan agreement between HK Cablecom and the two nominee shareholders.

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

In late 2010, the Government of Shandong Province made an announcement for the consolidation of its provincial cable assets in Shandong Province. In accordance with “Lu Ban Fa” (2010) No.18, the Province will create a new company namely “Shandong Broadcasting and Television Network Co., Ltd.” and required all the cable network companies in Shandong Province to transfer all its assets and revenue to Shandong Broadcasting and Television Network Co., Ltd. Under this government policy, Binzhou Broadcasting was also required to transfer all its assets and revenue to the new company with effective from September 16, 2011. The business operation of Binzhou Broadcasting was suspended effective September 16, 2011. All the contractual agreement and the exclusive services agreement made between JYNT, Binzhou SOE and Binzhou Broadcasting were effectively terminated accordingly.

During the year ended December 31, 2011, Binzhou SOE charged a penalty of $754,979 (RMB5,000,000) against JYNT for the failure of settlement of further capital contribution of $16 million in accordance with the “Amendment Framework Agreement”. As a result, the economic benefit percentage of JYNT and Binzhou SOE in Binzhou Broadcasting was proportionally adjusted to reflect the actual fund provided and the deduction of penalty. The parties are currently negotiating the existence and continued operations of Binzhou Broadcasting and the extent of the continued obligations of JYNT.

On June 16, 2008, the Company announced the phase one acquisition of Hubei Chutian Video Communication Network Co., Ltd (“Hubei Chutian”) through a contractual and joint venture agreement similar to that used in the acquisition of Binzhou network. The Company, through JYNT, acquired a 49% equity interest in Hubei Chutian, as well as received 11% of the economic benefits in Hubei Chutian, through an exclusive technical services agreement, for total consideration of approximately $60.4 million. This exclusive technical services agreement provides marketing, strategic consulting and technical support and services for 11% of the net profits of Hubei Chutian.

On October 1, 2009, the Company, through JYNT, revised the Hubei Framework Agreement and the terms of technical service agreement with Hubei SOE. JYNT changed the service charge for providing marketing, strategic consulting and technical support and service from 11% to 6% of the net profits of Hubei Chutian. The total consideration was changed to approximately $55.6 million. Besides, Hubei Chutian guaranteed to pay a 8% minimum rate of return on investment to JYNT if the return from service charge together with the share of 49% equity interest of Hubei Chutian was less than that minimum rate. The guarantee return was treated as management fee income received by JYNT.

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

On October 20, 2011, JYNT was approached by the joint venture partner, Hubei SOE, regarding the purchase of the assets and equity interest in Hubei Chutian. The proposed offer was agreed and approved by the Board of Directors of the Company. The parties entered into a Termination Agreement on March 22, 2012 and an Equity Transfer Agreement on June 15, 2012, pursuant to which the parties agreed to consideration of $59,378,819 (RMB374,140,000) for the purchase by Hubei SOE of the assets and equity interest in Hubei Chutian to be received in six installments. The first installment of $7,935,374 (RMB50,000,000) was paid on March 22, 2012 as termination compensation; the second installment of $16,029,456 (RMB101,000,000) was paid on June 15, 2012; the third installment of $7,935,374 (RMB50,000,000) is due on the date when representative of JYNT and Hubei SOE go to the Administration for Industry and Commerce to submit the application for the change of registration of Hubei Chutian; the fourth installment of $7,935,374 (RMB50,000,000) is due prior to July 25, 2012; the fifth installment of $11,609,524 (RMB73,140,000) is due prior to August 25, 2012 and the final installment of $7,935,374 (RMB50,000,000) is due prior to September 25, 2012. In accordance with the terms of the agreement, JYNT agreed to transfer back its entire 49% equity interest in Hubei Chutian to the Hubei SOE and terminate the joint venture contractual agreement, technical services agreement and loan agreement with Hubei Chutian and Hubei SOE respectively. As a result, Hubei Chutian was no longer the operating joint venture of JYNT since then. Up to the date of this report, the Company had received totally $59,061,404 (RMB372,140,000) from Hubei SOE and the balance of $317,415 (RMB2,000,000) was kept as retention money as requested by Hubei SOE and will be refunded afterward.

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

Basis of Presentation (Continued)

As of December 31, 2011, the consolidated financial statements include the accounts of the Company and the following entities.

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

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Basis of Preparation of Financial Statements (Continued)

Basis of Presentation (Continued)

The following table shows the Balance Sheets of JYNT as of December 31, 2011 and 2010:

	December 31, 2011	December 31, 2010
ASSETS
Current Assets:
Cash and cash equivalents	$101,616	$142,466
Prepaid expenses and advances	3,705	5,033
Total Current Assets	105,321	147,499
Property, plant & equipment, net	5,296	7,372
Investment in operating joint venture	50,378,205	64,026,705

Total Assets	$50,488,822	$64,181,576

LIABILITIES
Current Liabilities:
Other current liabilities	$2,336,801	$1,231,998
Amount due to HZNT	26,065,169	24,797,141
Amount due to China Cablecom	39,275,207	37,506,013
Amount due to Hubei Chutian	3,189,195	7,050,397

Total Liabilities	70,866,372	70,585,549

OWNERS’ EQUITY
Registered Capital	69,728	69,728
Additional paid-in capital	79,812	79,812
Accumulated deficit	(15,990,313)	(6,028,997)
Accumulated other comprehensive loss	(4,536,777)	(524,516)

Total owners’ deficiency	(20,377,550)	(6,403,973)

Total liabilities and owners’ deficiency	$50,488,822	$64,181,576

The following table shows the Statements of Operations of JYNT for the years ended December 31, 2011 and 2010:

	For the year ended	For the year ended
	December 31, 2011	December 31, 2010
Management fee income	$4,632,022	$4,450,438
Share of loss on operating joint ventures	(2,448,005)	(8,247,873)
	2,184,017	(3,797,435)
Operating expenses
General and administrative expenses	52,673	59,888
Total operating expenses	52,673	59,888
Profit / (loss) from operations	2,131,344	(3,857,323)

Other income / (expenses)
Interest income	549	8,092
Interest expense	(516,130)	(495,891)
Forfeiture of investment fund	(754,979)	-
Provision for impairment on investment	(9,806,150)	-
Total other expenses	(11,076,710)	(487,799)
Loss before income taxes	(8,945,366)	(4,345,122)
Income taxes expenses	(1,015,950)	(975,688)
Net loss	$(9,961,316)	$(5,320,810)

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Basis of Preparation of Financial Statements (Continued)

Basis of Presentation (Continued)

The following table shows the condensed cash flows of JYNT for the years ended December 31, 2011 and 2010:

	For the year ended	For the year ended
	December 31, 2011	December 31, 2010

Net cash (used in) / provided by operating activities	$(46,772)	$1,602,628

Net cash used in investing activities	(155)	(6,661,246)

Net decrease in cash	(46,927)	(5,058,618)

Effect of exchange rate changes on cash	6,077	40,160

Cash at the beginning of the period	142,466	5,160,924

Cash at the end of the period	$101,616	$142,466

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

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash and deposits in banks. As of December 31, 2011, most of total cash and cash equivalents were denominated in Renminbi (“RMB”) with its deposits placed with banks in the PRC. This cash is not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government. The remaining balance of cash and cash equivalents were denominated in US dollars and deposits in banks with reputable financial institutions in the United States.

Deferred Financing Costs

Deferred financing costs related to the Company’s Bridge Financing and Convertible Notes are being fully amortized due to debt restructure during the year ended December 31, 2009. Deferred financing costs related to the Company’s Senior Secured Note are being amortized over the life of the notes payable of 6 years.

Amortization for the years ended December 31, 2011, 2010 and 2009 was $343,272, 343,272 and $636,299, respectively. Indirect costs of financing activities are expensed as incurred.

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

Translation of amounts from RMB into United States dollars (“US$”) has been made at the following exchange rates for the respective periods:

December 31, 2011
Balance sheet	RMB6.3009 to US$1.00
Statement of operations and comprehensive loss	RMB6.4618 to US$1.00

December 31, 2010
Balance sheet	RMB6.6227 to US$1.00
Statement of operations and comprehensive loss	RMB6.72565 to US$1.00

December 31, 2009
Balance sheet	RMB6.8282 to US$1.00
Statement of operations and comprehensive loss	RMB6.8314 to US$1.00

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

Basic Income/Loss Per Ordinary Share

The computation of income/loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with FASB ASC 260, “Earnings Per Share”. At December 31, 2011, 2010 and 2009, due to net losses the Company’s share equivalents were anti-dilutive and excluded in the loss per share computations.

Revenue recognition

The principal activity of the Company was previously the joint venture operation of two cable television networks in China: Binzhou Broadcasting and Television Information Network Co., Ltd and Hubei Chutian Video Communication Network Co., Ltd.

The Company recognizes revenue based on the following:

Management fee income – The management fee income was received from Hubei Chutian in accordance with the Exclusive Services Agreement signed between JYNT and Hubei Chutian.  JYNT was the sole service provider of Hubei Chutian and provides the services of marketing, strategic consulting and technical support. The Company recognizes the management fee income when the right to receive payment is established in accordance with the services agreement.

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

Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of December 31, 2011, 2010 and 2009.

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

In May 2011, the FASB issued amendments to ASC 820 “Fair Value Measurements and Disclosures.”  Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements and others change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  This guidance is effective during interim and annual periods beginning after December 15, 2011 and is to be applied on a prospective basis. The implementation of this guidance will not have a material impact on its consolidated financial statements.

In June 2011, the FASB issued updated guidance to ASC 220 “Comprehensive Income” which allows entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  This guidance, which is to be applied retrospectively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.  The implementation of this guidance will not have an impact on its consolidated financial statements.

In September 2011, the FASB issued amendments to ASC 350 “Intangibles-Goodwill and Other” which allow an entity to assess qualitatively whether it is necessary to perform the current two-step goodwill impairment test.  Performance of the two-step impairment test is required only if an entity determines it is more-likely-than-not that a reporting unit's fair value is less than its carrying amount.  Otherwise, no further testing is required.  This guidance is effective for annual and interim goodwill tests performed for fiscal years beginning after December 15, 2011; however, early adoption is permitted.  The Company expects that the implementation of this guidance will not have a material impact on its consolidated financial statements.

In December 2011, the FASB issued amendments to the disclosure requirements on offsetting in ASC 210 “Balance Sheet” which require an entity to disclose quantitative information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.  This guidance is effective during interim and annual periods beginning after January 1, 2013 and should be applied retrospectively for all comparative periods presented.  The implementation of this guidance will not have a material impact on its consolidated financial statements.

4.	Going Concern and Management’s Plans

The accompanying financial statements are presented on a going concern basis.  At December 31, 2011, the Company had a working capital deficit of approximately $43.7 million.  The Company generated a net loss of approximately $20.7 million, $14.4 million and $54.8 million during the years ended December 31, 2011, 2010 and 2009, respectively.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company's independent registered public accounting firm's report on the financial statements as of and for the year ended December 31, 2011, contained an explanatory paragraph regarding the Company's ability to continue as a going concern.

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Going Concern and Management’s Plans (Continued)

Management plans to continue its efforts to raise additional funds through debt or equity offerings. At the end of March 2012, the Company disposed its operating joint venture of Hubei Chutian to the joint venture partner for a consideration of $59,378,819 (RMB374,140,000). The proceeds will be used for repayment of the debts.

After the disposal of the equity investment in Hubei Chutian and the suspension of business operation of Binzhou Broadcasting, the Company did not have business operations. The management of the Company is seeking for potential business combinations which are in the best interest of the Company and its shareholders.

5.	Stock Based Compensation

In April 2008, the Company adopted the China Cablecom Holdings, Ltd. 2007 Omnibus Securities and Incentive Plan (the “Plan”), which provides for the grant of up to 3,333,333 shares option for the benefit of its directors, officers and employees. The Company granted 1,350,000 share options and 1,460,000 share options on October 9, 2009 and December 20, 2009, respectively, to its directors, officers and employees under the plan. These shares options are exercisable at $2.34 and $1.83 per share, respectively, and may be exercised by the optionee no later than the tenth anniversary of the date of option agreement. As of December 31, 2011, 2,810,000 options have been issued under the plan and 523,333 shares remain available to be issued.

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

The fair value of the total options granted in the year measured as at the date of grant on October 9, 2009 was $2,727,755 and December 20, 2009 was $2,260,874. The following table outlines the variables used to derive the fair value using in the Black-Scholes option-pricing model:

Risk free interest rate	1.3177% - 1.4864%
Volatility	163.46% - 170.57%
Dividend yield	-
Expected option life	10 years

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Stock Based Compensation (Continued)

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2011		2010		2009
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Options outstanding at beginning of year	2,810,000	$2.07	2,810,000	$2.07	-	-
Granted	-	-	-	-	2,810,000	$2.07
Cancelled	(160,000)	-	-	-	-	-
Options outstanding at end of year	2,650,000	$2.07	2,810,000	$2.07	2,810,000	$2.07

Options exercisable at end of year	2,650,000		2,810,000		2,810,000
Options available for issuance	523,333		523,333		523,333

During the years ended December 31, 2011, 2010 and 2009, the Company recorded stock based compensation of $1,662,876, $1,679,368 and $217,538, respectively, in connection with the issuance of stock options.

As of December 31, 2011 and 2010, the Company had total unrecognized compensation expense related to options granted of $1,428,847 and $3,091,723 respectively which will be recognized over a remaining service period of approximately one year.

6.	Cash and cash equivalents

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and pledged deposits.  As of December 31, 2011 and 2010, majority of the Company’s cash and cash equivalents were held by major banks located in the PRC, which management believes are high credit quality financial institutions.

7.	Prepaid Expenses and Advances

Prepaid expenses and other receivables consist of the following:

	December 31, 2011	December 31, 2010

Loan advance	$-	$2,409,895
Advanced payments	60,356	1,236,495
Total	$60,356	$3,646,390

The loan advance was the offshore loan which was secured under share pledge agreement, interest-free and repayable on demand.

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

	December 31, 2011	December 31, 2010
At cost:
Furniture, fixtures and office equipment	$56,755	$54,540
Motor vehicles	58,055	55,235
Building improvements	20,568	211,259

Total	135,378	321,034

Less: accumulated depreciation	(113,652)	(182,804)

Net book value	$21,726	$138,230

There were no impairment provisions made at December 31, 2011, 2010 and 2009. Depreciation expense for the years ended December 31, 2011, 2010 and 2009 were $120,556, $68,128 and $62,934, respectively.

9.	Investment in operating joint venture

	December 31, 2011	December 31, 2010

Unlisted equity investment, at cost	$8,138,675	$8,138,675
Share of loss and other comprehensive income, net of dividend received	(12,946,118)	(9,858,747)
Loan advances	65,746,777	65,746,777
	$60,939,334	$64,026,705
Less: Forfeiture of investment fund	(754,979)	-
Provision for impairment on investment	(9,806,150)	-
	$50,378,205	$64,026,705

Loan advance represents investment fund contributed to the joint ventures and such advances were unsecured, interest free and repayable on demand. The loan advance to Hubei Chutian will be settled as part of the deal made between JYNT and Hubei SOE in 2012.

Binzhou Broadcasting and Television Information Network Co., Ltd

On October 1, 2007, the Company through JYNT entered into a joint venture partnership with its partner Binzhou SOE and formed Binzhou Broadcasting and Television Information Network Co., Ltd. (“Binzhou Broadcasting”) and agreed to acquire 49% equity interest in Binzhou Broadcasting. The principal activity of Binzhou Broadcasting is provision of cable network services. Up to the reporting date, JYNT had only contributed $14 million to Binzhou Broadcasting and there was a further capital contribution of $16 million had been due but not yet settled.

During the year ended December 31, 2011, Binzhou SOE charged a penalty of $754,979 (RMB5,000,000) against JYNT for the failure of settlement of further capital contribution of $16 million in accordance with the “Amendment Framework Agreement”. As a result, the economic benefit percentage of JYNT and Binzhou SOE in Binzhou Broadcasting will be proportionally adjusted to reflect the actual fund provided and the deduction of penalty. Meanwhile, both parties shall negotiate the existence and continued operation of the Binzhou Broadcasting triggered such failure of the obligation of JYNT.

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Investment in operating joint venture (Continued)

Binzhou Broadcasting and Television Information Network Co., Ltd (Continued)

In late 2010, the Government of Shandong Province made an announcement for the consolidation of its provincial cable assets in Shandong Province. In accordance with “Lu Ban Fa” (2010) No.18, the Province will create a new company namely “Shandong Broadcasting and Television Network Co., Ltd.” and required all the cable network companies in Shandong Province to transfer all its assets and revenue to Shandong Broadcasting and Television Network Co., Ltd. Under this government policy, Binzhou Broadcasting is also required to transfer all its assets and revenue to the new company with effective from September 16, 2011. The business operation of Binzhou Broadcasting was suspended since then. All the contractual agreement and the exclusive services agreement made between JYNT, Binzhou SOE and Binzhou Broadcasting were effectively terminated accordingly. The Company is still in the process of negotiation on the compensation of its investments in Binzhou Broadcasting with its joint venture partner, Binzhou SOE. However, the business operation has been transferred to Shandong Broadcasting and Television Network Co., Ltd. since September 16, 2011 although Binzhou Broadcasting still holds all the operating assets.

The Company believes a settlement can be reached with Binzhou SOE and/or Shandong Broadcasting and Television Network Co., Ltd. to receive a compensation for its investment which will be more than its carrying value. However, the settlement of such compensation was uncertain at the reporting date. Therefore, the management decided to make a full provision on its investment cost and loan advances, totalling $9,806,150.

The Company accounts for the percentage of investment, under the equity method of accounting, based on actual equity contribution made by JYNT at each of the reporting date. For the years ended December 31, 2011, 2010 and 2009, the Company was entitled to account for economic benefit shared in Binzhou Broadcasting approximately 26.1%, 27.6% and 27.6% respectively.

Summarized financial information of Binzhou Broadcasting as of December 31, 2011, 2010 and 2009 are as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Current assets	$7,469,066	$6,857,696	$10,898,559
Non-current assets	22,938,539	23,296,427	35,969,589

Total assets	$30,407,605	$30,154,123	$46,868,148

Current liabilities	$8,627,276	$8,667,530	$14,999,170
Non-current liabilities	33,309,527	32,445,981	31,469,494
Shareholders' equity	(11,529,198)	(10,959,388)	399,484

Total liabilities and shareholders' equity	$30,407,605	$30,154,123	$46,868,148

Summarized financial information of Binzhou Broadcasting for the years ended December 31, 2011, 2010 and 2009 are as follows:

	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009

Net sales	$11,868,256	$11,531,348	$10,659,255
Gross profit	2,887,330	1,797,134	4,439,962
Loss before taxes	(381,769)	(11,350,894)	(438,850)
Net loss	(708,137)	(11,459,687)	(606,310)

Company's share of net loss	(185,102)	(3,167,830)	(167,604)

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Investment in operating joint venture (Continued)

Hubei Chutian Video Communication Network Co., Ltd

On June 16, 2008, the Company through JYNT entered into a joint venture partnership with its partner Hubei SOE and formed Hubei Chutian Video Communication Network Co., Ltd. (‘Hubei Chutian”) and agreed to acquire 49% equity interest in Hubei Chutian.

The principal activity of Hubei Chutian is provision of cable network services. The Company accounts for the percentage of investment, under the equity method of accounting, based on actual equity contribution made by JYNT at each of the reporting date. For the years ended 2011, 2010 and 2009, the Company was entitled to account for economic benefit shared in Hubei Chutian approximately 49%, 49% and 49% respectively.

On October 20, 2011, JYNT was approached by the joint venture partner, Hubei SOE, regarding the purchase of the assets and equity interest in Hubei Chutian. The parties entered into a Termination Agreement on March 22, 2012 and an Equity Transfer Agreement on June 15, 2012, pursuant to which the parties agreed to consideration of $59,378,819 (RMB374,140,000) for the purchase by Hubei SOE of the assets and equity interest in Hubei Chutian. JYNT agreed to transfer back all 49% equity interest of Hubei Chutian to Hubei SOE and to terminate the joint venture contractual agreement, technical services agreement and loan agreement with Hubei Chutian and Hubei SOE respectively. The estimated gain of disposal of Hubei Chutian was $9 million. As a result, Hubei Chutian was no longer the operating joint venture of JYNT since then.

Summarized financial information of Hubei Chutian as of December 31, 2011, 2010 and 2009 are as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Current assets	$20,649,208	$27,036,924	$27,935,512
Non-current assets	140,869,643	123,057,934	111,486,716

Total assets	$161,518,851	$150,094,858	$139,422,228

Current liabilities	$64,935,117	$56,980,813	$42,467,440
Non-current liabilities	101,369,890	91,944,551	96,459,328
Shareholders' equity	(4,786,156)	1,169,494	495,460

Total liabilities and owners' equity	$161,518,851	$150,094,858	$139,422,228

Summarized financial information of Hubei Chutian for the years ended December 31, 2011, 2010 and 2009 are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2011	December 31, 2010	December 31, 2009

Net sales	$49,914,297	$42,431,792	$34,904,026
Gross profit	16,894,646	12,151,561	11,256,097
Loss before taxes	(4,618,169)	(10,852,867)	(1,749,897)
Net loss	(4,618,169)	(10,367,435)	(2,153,983)

Company's share of net loss	(2,262,903)	(5,080,043)	(1,055,451)

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Income Taxes

The entities within the Company file separate tax returns in the respective tax jurisdictions that they operate.

British Virgin Islands

The Company, being incorporated in the British Virgin Islands as an exempted company, is not subject to any income tax in the British Virgin Islands.

Hong Kong

China Cablecom Company Limited is generally subject to Hong Kong income tax on its taxable income derived from trade or businesses carried out in Hong Kong at 16.5% for the years ended December 31, 2011, 2010 and 2009. However, as the Company has not generated any revenue or income, no provision for Hong Kong income tax has been made.

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

The amount of income tax charged to the consolidated statement of comprehensive income represents:

	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009
PRC
- current income tax	$1,015,951	$975,712	$230,567
- deferred income tax	-	-	-

Total	$1,015,951	$975,712	$230,567

A reconciliation of the expected income tax expense to the actual income tax expense is as follows:

	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009

Loss before income taxes	$(19,720,981)	$(13,431,975)	$(54,638,424)

Tax calculated at the domestic tax rate of 25%	(4,930,245)	(3,357,994)	(13,659,606)
Tax effect of expenses not deductible for tax purposes	5,334,201	2,271,844	13,586,330
Tax effect of share of profit and loss of operating joint ventures	612,001	2,061,968	305,764
Tax effect of non-taxable income	(6)	(106)	(1,921)

Income tax expense	$1,015,951	$975,712	$230,567

As of December 31, 2011, 2010 and 2009, the Company did not have any significant temporary differences and carry forwards that may result in deferred tax. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions or unrecognized tax benefits. The Company classifies interest and/or penalties related to income tax matters in income tax expense. For the years ended December 31, 2011, 2010 and 2009, the Company has not recognized any amount of interest and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Income Taxes (Continued)

The New EIT Law also imposes a withholding tax of 10% unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not provided for income taxes on accumulated earnings of its PRC subsidiary as of December 31, 2011, 2010 and 2009 because these earnings are intended to be reinvested indefinitely in the overseas jurisdictions. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

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

11.	Other Current Liabilities

Other current liabilities consist of the following:

	December 31, 2011	December 31, 2010

Other payables	$403,598	$28,980
Accrued expenses	335,511	385,990
Accrued salaries and welfare	333,974	194,600
Provision for taxation - PRC	2,332,823	1,228,211
Accrued interest	2,804,169	231,685

Total	$6,210,075	$2,069,466

Included in other payables was the shares subscription money retained by the Company amounting to $383,041 for 2,104,833 ordinary shares. The Company has agreed with the subscriber not to issue the shares and the money will be refunded back to the subscriber.

12.	Promissory note

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

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Promissory note (Continued)

Due to the default in payment of both principal and interest of promissory notes in April 2009, the Company negotiated with the promissory note holders and completed the debt restructure in October 2009. In connection with the debt restructure, the Company entered into a waiver agreement with the consent from all the promissory note holders on October 9, 2009. The Company issued $5.5 million in Unsecured Notes due October 8, 2015 bearing a fixed interest rate of 5% per annum along with 15,397,204 shares of Series A Convertible Preferred Shares to the note holders in settlement of approximately $11 million in current debt and accrued interest obligations. Each Series A Convertible Preferred Share may be converted, at the option of the shareholder, into one ordinary share.

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

On April 1, 2011, China Cablecom Ltd. issued $27,500 promissory notes bearing interest rate of 8% per annum to promissory note holder. The note was repayable on demand. In the event of default, interest on amounts past due shall be paid at an interest rate of 12% per annum. For the year ended December 31, 2011, $1,681 was charged to interest expense.

On July 15, 2011, China Cablecom Ltd. issued $389,651 promissory notes due on November 15, 2011 bearing interest rate of 8% per annum to promissory note holder. For the year ended December 31, 2011, $16,876 was charged to interest expense. However, the Company was default in payment of the promissory note together with the interest on due date. In the event of default, interest on amounts past due shall be paid at an interest rate of 12% per annum. The occurrence of the default shall, at the option of the note holders, make all sum of principal and accrued interest immediately due and payable upon demand.

The Company had fully repaid the promissory notes together with accrued interest in September 2013.

13.	Convertible notes

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

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Convertible notes (Continued)

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

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Convertible notes (Continued)

Due to the default in payment of both principal and interest of promissory notes in April 2009, the Company negotiated with the convertible note holders and completed the debt restructure in October 2009. The Company also entered into a waiver agreement with the consent from all the convertible note holders. The Company issued $18 million Secured Notes due October 8, 2016 bearing fixed interest rate of 5% per annum along with 50,402,082 shares of Series A Convertible Preferred Shares to the note holders in settlement of approximately $23 million in current debt obligations. Each Series A Convertible Preferred Share may be converted, at the option of the shareholder, into one ordinary share.

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

14.	Unsecured notes

	December 31, 2011	December 31, 2010
Unsecured note issued	$4,218,128	$5,134,795
Less: Principal reduction	-	(916,667)
	4,218,128	4,218,128
Less: Current portion	(4,218,128)	-
Long-term portion	$-	$4,218,128

On October 9, 2009, under the debt restructure, the Company issued $5.5 million Unsecured Notes due October 8, 2015 bearing fixed interest rate of 5% per annum and 15,397,204 Series A Convertible Preferred Shares to promissory note holders. Each Series A Convertible Preferred Shares can be convertible, at the option of the holder, into one ordinary share. With the effective of the reverse share split of the ordinary share at a rate of 1 for 3 on March 1, 2010, three Convertible Preferred Shares can be convertible into one ordinary share. Such change was adopted retrospectively. The repayment was scheduled in 8 installments to be paid every 6 months starting from October 15, 2012.

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

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	Unsecured notes (Continued)

During the years ended December 31, 2011 and 2010, there were 2,409,301 and 2,566,201 Series A Convertible Preferred Shares converted into ordinary shares, resulting in the reduction of $nil and $210,906 in principal amount of the Unsecured notes and an increase in ordinary shares and additional paid-in capital. The interest expense for the years ended December 31, 2011 and 2010, totally $528,670 and $240,259 were included in accrued expenses.

The Company was default in payment of interest on due date. In the event of default, interest on amounts past due shall be paid at an interest rate of 15% per annum. The occurrence of the default shall, at the option of the note holders, make all sum of principal and accrued interest immediately due and payable upon demand.

15.	Secured notes

Secured notes, net of discount consists of the following:

	December 31, 2011	December 31, 2010

Secured note issued	$16,159,035	$17,062,563
Less: Principal reduction	-	(903,528)
	16,159,035	16,159,035
Less: Current portion	(16,159,035)	-
Long-term portion	$-	$16,159,035

On October 9, 2009, under the debt restructure, the Company issued $18 million Secured Notes due October 8, 2016 bearing fixed interest rate of 5% per annum and 50,402,082 Series A Convertible Preferred Shares to convertible note holders. Each Series A Convertible Preferred Shares may be converted, at the option of the holder, into one ordinary share. With the effective of the reverse share split of the ordinary share at a rate of 1 for 3 on March 1, 2010, three Convertible Preferred Shares can be convertible into one ordinary share. Such change was adopted retrospectively. The repayment was scheduled in 7 installments to be paid every 6 months starting from October 15, 2012.

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

During the years ended December 31, 2011 and 2010, there were 2,868,094 and 3,979,984 Series A Convertible Preferred Shares converted into Ordinary Shares, resulting in the reduction of $nil and $903,528 in principal amount of the Secured notes and an increase in ordinary shares and additional paid-in capital. The interest expense for the years ended December 31, 2011 and 2010, totally $2,025,257 and $813,068 were included in accrued expenses. The Company was default in payment of interest on due date. In the event of default, interest on amounts past due shall be paid at an interest rate of 15% per annum. The occurrence of the default shall, at the option of the note holders, make all sum of principal and accrued interest immediately due and payable upon demand.

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	Senior secured notes

On October 9, 2009, the Company completed a private placement of $33 million Senior Secured Notes (“New Notes”) due October 8, 2015 bearing fixed interest rate of 12% per annum combined with 23,158,080 shares of Series B Convertible Preferred Shares to the holders of New Notes. Each share of Series B Convertible Preferred Shares is convertible into one share of the Company’s ordinary shares. With the effective of the reverse share split of the ordinary share at a rate of 1 for 3 on March 1, 2010, three Convertible Preferred Shares can be convertible into one ordinary share. Such change was adopted retrospectively. The net proceeds from the issuance will be used to satisfy the Company’s remaining obligations to the Hubei SOE under its supplementary framework agreement.

On the same date, the Company immediately redeemed $13,860,000 of the New Notes due October 2015 reducing the aggregate principal amount of the New Notes outstanding from $33,000,000 to $19,140,000. The value of $11,673,530 was allocated to Series B Convertible Preferred Shares using the relative fair value method and the balance of $7,466,470 was recognized as the value of New Notes. For the year ended December 31, 2011, 2010 and 2009, interest amounting to $3,548,793, $2,660,815 and 506,626 were amortized, using the effective interest rate method, to the New Notes. As of December 31, 2011 and 2010, the value of the New Notes was $14,182,704 and $10,633,911, respectively.

According to the New Notes agreement, the early redemption of principal prior to the third anniversary of the issue date, the interest otherwise payable on a regularly scheduled payment date prior to the 36 month anniversary of the issue date will be deferred (“Deferred Interest”) and accrue and be payable commencing with the payment date that coincides with the third anniversary of the issue date in equal instalments over the remaining regularly scheduled payment dates. Payments of principal amount will resume on the payment date set forth on the amortization schedule of the New Notes. The repayment was scheduled in 6 installments to be paid every 6 months starting from April 16, 2013. The collaterals of senior secured notes include all owned and acquired right, title and interest of the Company.

Issuance cost totaled $3,197,205, of which $1,130,990 was allocated to the issuance cost of preferred shares and recorded as a reduction to additional paid-in capital and $2,066,215 was recorded as deferred financing costs and is being amortized over the six-year term of the Senior Secured Note.

For the years ended December 31, 2011 and 2010, $343,271 and $343,272 was amortized to finance costs.

17.	Shareholders’ Equity

On the completion of Jaguar’s redomestication merger with the Company and the concurrent business combination merger with China Cablecom Holdings, Ltd. in April 2008, the Company issued 2,066,680 ordinary shares and 5,716,357 ordinary shares, par value $.0005, to the previous shareholders of China Cablecom Holdings, Ltd. and Jaguar, respectively.

In May 2008, the Company issued 1,524,994 ordinary shares as the incentive shares to the convertible notes subscribers.

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

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	Shareholders’ Equity (Continued)

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

For the years ended December 31, 2011 and 2010, 5,277,395 and 6,546,185 Series A Preferred Shares and 1,684,224 and 8,333,397 Series B Preferred Shares had been converted into Ordinary Shares, respectively.

18.	Warrants

The Company issued warrants to investors and service providers to purchase ordinary share of the Company. The following table outlines the warrants outstanding as of December 31, 2011:

Name	Number of Warrants Issued	Exercise Price	Expiration Date

Warrants	2,115,385	$0.858	8/10/2014

19.	Related Party Transactions

Amount due to Hubei Chutian

At December 31, 2011 and 2010, the amount due to Hubei Chutian was amounting to $3,189,195 and $7,050,397, respectively.  The Company borrowed the loan from Hubei Chutian to fund its operations.  The loan was unsecured, interest was fixed at $1,547,556 (RMB10,000,000) and repayment was scheduled in 6 installments to be repaid every 6 months starting from October 1, 2009. Pursuant to the termination agreement made between JYNT, Hubei Chutian and Hubei SOE, such loan advance will be waived by Hubei Chutian.

Management fee income

During the years ended December 31, 2011, 2010 and 2009, JYNT provided the services of marketing, strategic consulting and technical support to Hubei Chutian in accordance with the Exclusive Services Agreement and received management fee income amounting to $4,632,022, $4,450,438 and $1,004,596, respectively.

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	Related Party Transactions (Continued)

Interest expenses

During the years ended December 31, 2011, 2010 and 2009, JYNT incurred interest expenses of $515,852, $495,630, and $121,986, respectively, to Hubei Chutian in relation to the loan advanced from Hubei Chutian.

Issuance of promissory note

During the year ended December 31, 2011, the Company issued two promissory notes amounting to $417,152 to Platinum Partners Value Arbitrage Fund LP to raise fund for financing the operations of the Company. Mark Nordlicht, a member of the Board of Directors of the Company, is the Chief Executive Officer of Platinum Partners Value Arbitrage Fund LP.

Subscription of ordinary shares

During the year ended December 31, 2011, the Company received subscription money amounting to $383,041 for 2,104,833 ordinary shares from Platinum Partners Value Arbitrage Fund LP to raise fund for financing the operations of the Company. Mark Nordlicht, a member of the Board of Directors of the Company, is the Chief Executive Officer of Platinum Partners Value Arbitrage Fund LP.

20.	Onshore and offshore loan agreements with Rich Dynamic Limited

The Company advanced $38,000,000 to Rich Dynamic Limited, a Hong Kong company (“RDL”) in 2008, according to two loan agreements dated on June 10, 2008 and July 29, 2008 (“Offshore Loan Agreements”), whereby the Company agreed to extend loans to RDL.  These loans were utilized by RDL as payment to a shareholder of Chengdu Chuanghong Jinsha Real Estate Co., Ltd. (“Chengdu Chuanghong”), for the purpose of acquiring 60% of the equity interest in Chengdu Chuanghong. RDL’s loan repayment obligations under the Offshore Loan Agreements were secured under share pledge agreements, in which RDL agreed to pledge its equity interest in Chengdu Chuanghong to the Company as security for RDL’s performance of its loans repayment obligations under the Offshore Loan Agreements.

The shareholder of RDL and JYNT entered into two loan agreements dated on June 10, 2008 and July 29, 2008 (“Onshore Loan Agreements“), whereby the shareholder of RDL agreed to extend two loans to JYNT which amount in aggregate to approximately $38 million. By the end of December 31, 2011, the Company received all repayment of approximately $38 million from the shareholder of RDL.

21.	Commitments and Contingencies

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

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.	Operating Risk

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

Concentration of income from operating joint ventures

All of the income of the Company is generated from the provision of management services to joint ventures. Any disposal of joint ventures’ operations will have significant impact on the income of the Company.

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

23.	Subsequent Event

On January 31, 2012, the Company issued 901,546 ordinary shares at a consideration of $114,163 to Platinum Partners Value Arbitrage Fund LP to raise fund for financing the operations of the Company. Mark Nordlicht, a member of the board of directors of the Company, is the Chief Executive Officer of Platinum Partners Value Arbitrage Fund LP., the Company agreed to refund the subscription money back to Platinum.

On March 22, 2012, the Company disposed the assets of Hubei Chutian to the joint venture partner Hubei Chutian Radio & Television Information Network Co., Ltd at a consideration of $59,378,819 (RMB374,140,000). In accordance with the term of the agreement, JYNT agreed to transfer back the 49% equity interest to Hubei SOE. Meanwhile, JYNT agreed to terminate the joint venture contractual agreement, technical services agreement and loan agreement with Hubei Chutian and Hubei SOE respectively. As a result, Hubei Chutian was no longer the operating joint venture of JYNT since then. Up to the date of the audit report, the Company has received settlement of $59,061,404 (RMB372,140,000) from Hubei Chutian Radio & Television Information Network Co., Ltd. The estimated gain on disposal of Hubei Chutian was $9 million.

CHINA CABLECOM HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

After the receipt from the disposal of the assets and equity interest of Hubei Chutian, the Company had repaid all the debts of senior secured notes, secured notes and unsecured notes.

 On September 5, 2013, the Securities and Exchange Commission instituted administrative proceedings against the Company seeking the possible suspension or revocation of the Company’s registration. A hearing has been scheduled in October 2013.

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Owners

Hubei Chutian Video Communication Network Co., Ltd.

We have audited the accompanying balance sheets of Hubei Chutian Video Communication Network Co., Ltd. (the “Company”) as of December 31, 2011 and 2010, and the related statements of operations, comprehensive loss, changes in owners’ equity/(deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hubei Chutian Video Communication Network Co., Ltd. as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has incurred significant losses during 2011 and 2010, and has relied on owners’ loan to fund their operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY Vocation HK CPA Limited

UHY Vocation HK CPA Limited

Certified Public Accountants

Hong Kong, - 2 Oct 2013

(THE PEOPLE'S REPUBLIC OF CHINA)

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.

BALANCE SHEETS

	December 31, 2011	December 31, 2010
ASSETS
Current Assets:
Cash and cash equivalents	$6,867,504	$9,451,600
Accounts and other receivable	224,018	3,183,474
Prepaid expenses and advances	3,933,191	3,280,994
Inventories	6,435,300	4,070,459
Amount due from JYNT	3,189,195	7,050,397
Total Current Assets	20,649,208	27,036,924

Property, plant & equipment, net	96,925,739	83,179,431
Land use rights, net	328,706	320,134
Construction in progress	11,133,264	6,276,049
Intangible assets, net	13,206,373	14,006,759
Goodwill	19,275,561	19,275,561
Total Assets	$161,518,851	$150,094,858

LIABILITIES AND OWNERS’ EQUITY
Current Liabilities:
Accounts payable	$25,319,635	$15,603,054
Amount due to Hubei SOE	8,825,669	11,638,436
Loan payable to Hubei SOE, current portion	6,359,933	4,617,825
Service performance obligation	4,552,295	5,712,207
Obligations under capital lease, current portion	3,026,297	-
Other current liabilities	7,933,329	8,878,949
Total Current Liabilities	56,017,158	46,450,471
Long Term Liabilities:
Obligations under capital lease less current portion	4,909,077	-
Loan payable to Hubei SOE, less current portion	8,917,959	10,530,342
Loan from owners	96,460,813	91,944,551
Total Liabilities	166,305,007	148,925,364

COMMITMENTS AND CONTINGENCIES	-	-

OWNERS’ EQUITY

Registered capital	15,005,484	15,005,484
Accumulated deficit	(17,416,055)	(12,797,886)
Accumulated other comprehensive loss	(2,375,585)	(1,038,104)
Total owners’ (deficiency) / equity	(4,786,156)	1,169,494
Total liabilities and owners’ equity	$161,518,851	$150,094,858

See accompanying notes to financial statements

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.

STATEMENTS OF OPERATIONS

	For the year ended	For the year ended
	December 31, 2011	December 31, 2010

Revenue	$49,914,297	$42,431,792
Cost of revenue	33,019,651	30,280,231
Gross profit	16,894,646	12,151,561
Operating expenses
Impairment of intangible assets	-	4,359,571
Amortization expenses	800,386	1,309,706
General and administrative expenses	20,076,451	17,711,532
Total operating expenses	20,876,837	23,380,809
Loss from operations	(3,982,191)	(11,229,248)

Other income / (expenses)
Interest income	562,848	561,047
Interest expense	(1,111,388)	(693,369)
Other income	518,481	629,609
Other expenses	(605,919)	(120,906)
Total other (expenses)/ income	(635,978)	376,381
Loss before income taxes	(4,618,169)	(10,852,867)
Income taxes credit	-	485,432
Net loss, net of tax	$(4,618,169)	$(10,367,435)

See accompanying notes to financial statements

S-3

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.

STATEMENTS OF COMPREHENSIVE LOSS

	For the year ended	For the year ended
	December 31, 2011	December 31, 2010

Net loss	$(4,618,169)	$(10,367,435)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(1,337,481)	(1,023,097)
Total other comprehensive loss, net of tax	(1,337,481)	(1,023,097)

Comprehensive loss	$(5,955,650)	$(11,390,532)

See accompanying notes to financial statements

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.

STATEMENTS OF CHANGES IN OWNERS’ (DEFICIENCY) / EQUITY

For the years ended December 31, 2011 and 2010

	Registered Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Owners’ (Deficiency)/Equity

Balance at December 31, 2009	$2,940,918	$(2,430,451)	$(15,007)	$495,460

Injection in registered capital	12,064,566	-	-	12,064,566
Net loss for 2010	-	(10,367,435)	-	(10,367,435)
Cumulative translation adjustment	-	-	(1,023,097)	(1,023,097)

Balance at December 31, 2010	$15,005,484	$(12,797,886)	$(1,038,104)	$1,169,494

Net loss for 2011	-	(4,618,169)	-	(4,618,169)
Cumulative translation adjustment	-	-	(1,337,481)	(1,337,481)

Balance at December 31, 2011	$15,005,484	$(17,416,055)	$(2,375,585)	$(4,786,156)

See accompanying notes to financial statements

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD.

STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended
	December 31, 2011	December 31, 2010
Cash Flows From Operating Activities:
Net loss	$(4,618,169)	$(10,367,435)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	14,633,191	15,426,966
Amortization of land use rights	11,632	7,247
Gain on disposal of property, plant and equipment	-	(725)
Written off of property, plant and equipment	362,901	-
Impairment loss on intangible assets	-	4,359,571
Amortization of intangible assets	800,386	1,309,706
Changes in assets and liabilities
Accounts and other receivable	3,536,793	(1,594,683)
Inventories	(2,103,246)	(135,188)
Prepaid expenses and advances	(965,052)	(858,098)
Accounts payable	8,697,598	4,570,834
Amount due from JYNT	4,116,170	3,683,110
Amount due to Hubei SOE	(3,322,328)	(3,004,597)
Service performance obligation	(1,415,500)	2,672,392
Other current liabilities	(1,364,249)	1,451,511
Net cash provided by operating activities	18,370,127	17,520,611

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(24,065,789)	(27,982,448)
Additions of construction in progress	(4,423,720)	(2,543,013)
Sales proceeds of property, plant and equipment	19,043	87,045
Net cash used in investing activities	(28,470,466)	(30,438,416)

Cash Flows From Financing Activities:
Repayment of loan to owners	-	(4,514,777)
Loan payable to Hubei SOE	(5,034,170)	(2,651,006)
Loan raised from Hubei SOE	4,406,282	11,474,239
Loan raised	7,935,374	-
Increase in registered capital	-	12,064,566
Net cash provided by financing activities	7,307,486	16,373,022
Effect of exchange rate changes on cash	208,757	(3,258,664)
Net (decrease) /increase in cash	(2,584,096)	196,553
Cash and cash equivalents at beginning of period	9,451,600	9,255,047
Cash and cash equivalents at end of period	$6,867,504	$9,451,600

Supplemental cash flow information:
Cash paid during the period for:
Interest paid	$943,268	$757,965
Income taxes paid	$-	$207

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

Inventories

Inventories consist of set-top boxes, cable, parts and accessories. Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method.

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

Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives of the assets: -

	Years (new)	Years (old)
Furniture, fixtures and office equipment	5	5
Headend facilities	8	3-7
Motor vehicles	8	4-10
Fiber infrastructure and electric appliances	20	8-30
Land, buildings and building improvements	20-40	20-40

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

Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of December 31, 2011 and 2010.

Revenue Recognition

The Company recognizes revenue based on the following:

Cable Network Revenue –The Company recognizes revenue from the basic analog and digital cable subscription services, referred to as subscription services, over our cable network to customers in the period the related services are provided. Subscription services are offered for basic video service (over 90% of the total revenue), extended basic video service, digital video service, and pay TV service. All revenue is collected for the calendar year in advance, with the amount collected depending on when the sale is made during the year. The balance sheet caption service performance obligation-deferred revenue for cable network revenue represents amounts received in advance of the service period.

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

Translation of amounts from RMB into United States dollars (“US$”) has been made at the following exchange rates for the respective periods:

December 31, 2011
Balance sheet	RMB6.3009 to US$1.00
Statement of operations and comprehensive loss	RMB6.4618 to US$1.00

December 31, 2010
Balance sheet	RMB6.6227 to US$1.00
Statement of operations and comprehensive loss	RMB6.72565 to US$1.00

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

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD. NOTES TO FINANCIAL STATEMENTS

3. Recent Changes in Accounting Standards (Continued)

In May 2011, the FASB issued amendments to ASC 820 “Fair Value Measurements and Disclosures.”  Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements and others change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  This guidance is effective during interim and annual periods beginning after December 15, 2011 and is to be applied on a prospective basis. The implementation of this guidance will not have a material impact on its consolidated financial statements.

In June 2011, the FASB issued updated guidance to ASC 220 “Comprehensive Income” which allows entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  This guidance, which is to be applied retrospectively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.  The implementation of this guidance will not have an impact on its consolidated financial statements.

In September 2011, the FASB issued amendments to ASC 350 “Intangibles-Goodwill and Other” which allow an entity to assess qualitatively whether it is necessary to perform the current two-step goodwill impairment test.  Performance of the two-step impairment test is required only if an entity determines it is more-likely-than-not that a reporting unit's fair value is less than its carrying amount.  Otherwise, no further testing is required.  This guidance is effective for annual and interim goodwill tests performed for fiscal years beginning after December 15, 2011; however, early adoption is permitted.  The Company expects that the implementation of this guidance will not have a material impact on its consolidated financial statements.

In December 2011, the FASB issued amendments to the disclosure requirements on offsetting in ASC 210 “Balance Sheet” which require an entity to disclose quantitative information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.  This guidance is effective during interim and annual periods beginning after January 1, 2013 and should be applied retrospectively for all comparative periods presented.  The implementation of this guidance will not have a material impact on its consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

4. Change in Accounting Estimate

During the year 2011, the management performed extensive evaluation on the estimated useful life of all property, plant and equipment. The evaluation included the consideration of historical write-offs, improved efficiency and failure rates. The Company determined that the estimated useful life of headend facilities and motor vehicles were to be extended to eight years, while the estimated useful life of fiber infrastructure and electric appliances were to be extended to twenty years. This change in the useful life of property, plant and equipment was accounted as a change in accounting estimate beginning from January 1, 2011. This change had the effects of reducing depreciation and amortization expense and increasing net income in the results of operations for the year ended December 31, 2011 as follows:

Depreciation expense	$(6,902,372)
Net income	$6,902,372

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD. NOTES TO FINANCIAL STATEMENTS

5. Going Concern

The accompanying financial statements are presented on a going concern basis.  At December 31, 2011, the Company had a working capital deficit of approximately $44.2 million.  The Company generated a net loss of approximately $4.6 million and $10.3 million during the years ended December 31, 2011 and 2010, respectively.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company's independent registered public accounting firm's report on the financial statements as of and for the year ended December 31, 2011, contained an explanatory paragraph regarding the Company's ability to continue as a going concern.

The owners agreed to provide continuing financial support to the Company so as to enable the Company to meet its liabilities as at and when fall due and to continue its business in the foreseeable future. The Company also raised fund through finance lease with leasing company.

6. Cash and Cash Equivalents

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and pledged deposits.  As of December 31, 2011 and 2010, majority of the Company’s cash and cash equivalents were held by major banks located in the PRC, which management believes are high credit quality financial institutions. Restricted cash is excluded from cash and cash equivalents.

7. Prepaid Expenses and Advances

Prepaid expenses and other receivables consist of the following:

	December 31, 2011	December 31, 2010

Advanced payments	$3,933,191	$3,280,994

The advanced payments are cash advances to local branches for daily operations and advances for purchase of materials. Others include loan advanced to staff, which are unsecured, interest-free and repayable on demand.

8. Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

	December 31, 2011	December 31, 2010
At cost:
Furniture, fixtures and office equipment	$1,092,693	$970,160
Headend facilities	50,781,641	36,106,247
Motor vehicles	2,805,760	2,315,651
Fiber infrastructure and electric appliances	77,012,989	65,685,878
Buildings and building improvements	15,239,754	11,532,611

Total	146,932,837	116,610,547

Less: accumulated depreciation	50,007,098	33,431,116

Net book value	$96,925,739	$83,179,431

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD. NOTES TO FINANCIAL STATEMENTS

8. Property, Plant and Equipment, Net (Continued)

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

At December 31, 2011, the buildings and motor vehicles approximately of $8,215,481 and $718,092 respectively, were still in the process of applying the title certificates.

Fiber infrastructure and electric appliances with net carrying amount of $8,980,056 was leased from leasing company under the sales and leaseback arrangement.

Depreciation for the year ended December 31, 2011 was $14,633,191 of which $13,739,233 was charged to cost of revenue and $893,958 was charged to general and administrative expenses.

Depreciation for the year ended December 31, 2010 was $15,426,966 of which $14,543,770 was charged to cost of revenue and $883,196 was charged to general and administrative expenses.

For the year ended December 31, 2011, the Company has written off part of property, plant and equipment amounting to $362,901, which was included in other expense.

9. Land Use Rights, Net

As of December 31, 2011 and 2010, the carrying value of the land use rights was $328,706 and $320,134 respectively.

At December 31, 2011, the land use rights approximately of $357,877 are still in the process of applying the title certificates.

For the years ended December 31, 2011 and 2010, amortization charge was $11,632 and $7,247 respectively included in general and administrative expenses.

Estimated amortization expenses of the existing land use right for the next five years and thereafter are as follows:

Amortization
For the years ending December 31,
2012	$11,632
2013	11,632
2014	11,632
2015	11,632
2016	11,632
Thereafter	270,546

$328,706

10. Construction In Progress

Construction in progress represents costs incurred in connection with construction of fiber infrastructure. The construction in progress that was completed during the year was transferred to property, plant and equipment on a monthly basis, with monthly completion and inspection reports. Total construction in progress was $11,133,264 and $6,276,049 as of December 31, 2011 and 2010, respectively.

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD. NOTES TO FINANCIAL STATEMENTS

10. Construction In Progress (Continued)

	Balance as of December 31, 2011	Estimated cost to complete as of December 31, 2011	Estimated time to complete

Fiber infrastructure	$11,133,264	$17,663,596	Before November, 2012

No depreciation has been provided for construction in progress.

11. Intangible Assets, Net

The following table summarizes the lives and carrying values of the Company's intangible assets by category:

At December 31, 2011

	Useful Life	Gross Amount	Accumulated Amortization	Accumulated Impairment	Net Carrying Amount
Amortized intangible assets:
Subscriber base	10	4,553,513	(1,138,379)	(3,415,134)	-
Cable operating license	20	17,087,081	(2,936,271)	(944,437)	13,206,373

Total amortized intangible assets		$21,640,594	$(4,074,650)	$(4,359,571)	$13,206,373

At December 31, 2010

	Useful Life	Gross Amount	Accumulated Amortization	Accumulated Impairment	Net Carrying Amount
Amortized intangible assets:
Subscriber base	10	4,553,513	(1,138,379)	(3,415,134)	-
Cable operating license	20	17,087,081	(2,135,885)	(944,437)	14,006,759

Total amortized intangible assets		$21,640,594	$(3,274,264)	$(4,359,571)	$14,006,759

Amortization expense for the years ended December 31, 2011 and 2010 was $800,387 and $1,309,706, respectively.

Estimated amortization expenses of the existing intangible assets for the next five years and thereafter are as follows:

Amortization
For the years ending December 31,
2012	$800,386
2013	800,386
2014	800,386
2015	800,386
2016	800,386
Thereafter	9,204,443

$13,206,373

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD. NOTES TO FINANCIAL STATEMENTS

12. Goodwill

	December 31, 2011	December 31, 2010

Goodwill	$19,275,561	$19,275,561

In accordance with FASB ASC 350 “Intangibles-Goodwill and Other”, it allow an entity to assess qualitatively whether it is necessary to perform the current two-step goodwill impairment test.  Performance of the two-step impairment test is required only if an entity determines it is more-likely-than-not that a reporting unit's fair value is less than its carrying amount.  Otherwise, no further testing is required.  No impairment loss of goodwill was recognized for the years ended December 31, 2011 and 2010.

13. Income Taxes

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

The amount of income tax charged to the statement of operations represents:

	For the year ended December 31, 2011	For the year ended December 31, 2010
PRC
- over provided income tax in previous year	-	(485,432)

Total	$-	$(485,432)

A reconciliation of the expected income tax expense to the actual income tax expense is as follows:

	For the year ended December 31, 2011	For the year ended December 31, 2010

Loss before income taxes	$(4,618,169)	$(10,852,867)

Tax calculated at the domestic tax rate of 25%	(1,154,542)	(2,713,217)
Tax effect of expenses not deductible for tax purposes	1,154,542	2,406,021
Tax effect of tax losses not recognised	-	307,196
Income tax over provided in previous year	-	(485,432)

Income tax credit	$-	$(485,432)

As of December 31, 2011 and 2010, the Company did not have any significant temporary differences and carry forwards that may result in deferred tax. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions or unrecognized tax benefits. The Company classifies interest and/or penalties related to income tax matters in income tax expense. For the years ended December 31, 2011 and 2010, the Company has not recognized any amount of interest and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD. NOTES TO FINANCIAL STATEMENTS

13. Income Taxes (Continued)

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

14. Other Current Liabilities

Other current liabilities consist of the following:

	December 31, 2011	December 31, 2010

Other payable	$2,072,582	$3,280,615
Accrued expenses	2,230,835	1,789,574
Accrued salaries and welfare	3,461,359	3,803,746
Accrued interest	168,553	5,014

Total	$7,933,329	$8,878,949

Other payables are related to loan advance from others, guarantee deposit received from staff and set-top TV rental deposits received from users.

15. Related Party Transactions

Amount due from JYNT

At December 31, 2011 and 2010, the amount due from JYNT was amounting to $3,189,195 and $7,050,397, respectively.  The Company lent the loan to JYNT to fund their operations.  The loan advanced was unsecured, interest was fixed at $1,547,556 (RMB10,000,000) and repayment was scheduled in 6 instalments to be repaid every 6 months starting from October 1, 2009. Pursuant to the termination agreement made between JYNT, Hubei SOE and the Company, such loan advance will be settled as part of the deal in 2012.

Management fee paid

During the years ended December 31, 2011 and 2010, the Company paid management fee of $4,632,022 and $4,450,438, respectively to JYNT for providing the services of marketing, strategic consulting and technical support in accordance with the Exclusive Services Agreement

Interest income

During the years ended December 31, 2011 and 2010, the Company received interest income of $515,852 and 495,630, respectively from JYNT in relation to the loan advanced to JYNT.

Loan from owners

	December 31, 2011	December 31, 2010

JYNT	$55,117,513	$52,610,141
Hubei SOE	41,343,300	39,334,410
	$96,460,813	$91,944,551

The loan from owners represents the long-term investment fund contribute to the Company and the demand for repayment of such loan by owners within one year is remote and therefore classified as long-term liabilities.

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD. NOTES TO FINANCIAL STATEMENTS

15. Related Party Transactions (Continued)

Amount due to Hubei SOE

The cash advance from Hubei SOE was used for funding the daily business operations. As at December 31, 2011 and 2010, the amount due to Hubei SOE, totalling of $8,825,669 and $11,638,436, respectively, are unsecured, interest free and repayable on demand.

Loan payable to Hubei SOE

	December 31, 2011	December 31, 2010

Loan advance	$15,277,892	$15,148,167

Less: repayable within one year classified as current liabilities	6,359,933	4,617,825
Repayable over one year classified as non-current liabilities	$8,917,959	$10,530,342

The loan advance from Hubei SOE was used for funding the daily business operations. The loan was unsecured, interest charged ranging from 6.43% - 6.77% per annum and repayable in 12 or 16 quarterly instalments within three or four years.

During the year ended December 31, 2011 and 2010, the interest charged regarding the loan advanced from Hubei SOE was $1,097,228 and $638,160, respectively.

Below is the schedule of loan repayment:

Loan repayment
For the years ending December 31,
2012	$6,359,933
2013	5,900,282
2014	3,017,677
$15,277,892

16. Statutory Reserves

Under the PRC regulations, the Company is required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital. The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses. For the years ended December 31, 2011 and 2010, no statutory reserves are contributed by the Company because the Company incurred a significant loss.

17. Leases

On November 14, 2011, the Company entered into a sale and leaseback arrangement whereby the fiber infrastructure and electric appliances of three cable entities were sold to and leased back from a financial leasing company for a lease loan of $11,058,581 (RMB69,679,017.17). On the same date, the Company repaid the first rental of $3,123,207 (RMB19,679,017.17). The balances of lease loan will be repaid by seven instalments starting from February 14, 2012. The lease period was three years and expired on November 13, 2014. No interest expense was incurred for the year ended December 31, 2011. At December 31, 2011, the net carrying amounts of fiber infrastructure and electric appliances recorded under capital leases was $8,980,056.

HUBEI CHUTIAN VIDEO COMMUNICATION NETWORK CO., LTD. NOTES TO FINANCIAL STATEMENTS

17. Leases (Continued)

Below is the schedule of future minimum capital lease obligations as of December 31, 2011:

Capital Leases
Year ending December 31,
2012	$3,747,956
2013	3,481,174
2014	1,740,587

Total minimum lease payments	8,969,717
Less: amount representing interest (6.65%)	1,034,343

Present value of minimum capital lease payments	7,935,374
Less: obligations under capital leases, current portion	3,026,297

Obligations under capital leases less current portion	$4,909,077

18. Registered Capital

	December 31, 2011	December 31, 2010

Registered capital	$15,005,484	$15,005,484

At the date of incorporation, the Company has registered capital of US$2,940,918 (RMB20,100,000). On May 4 2010, the Company has increased its registered capital to US$15,005,484 (RMB100,000,000).

19. Employee Benefits

Pursuant to the relevant laws and regulations in the PRC, the Company participates in defined contribution retirement plans for its employees arranged by a governmental organization. The Company makes contributions to the retirement plan at the applicable rate based on the employees' salaries. The required contributions under the retirement plans are charged to the statements of operations on an accrual basis. The Company makes contributions totalled $3,096,431 and $2,358,483 for the years ended December 31, 2011 and 2010, respectively.

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

21. Operating Risk

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, accounts and other receivable. As of December 31, 2011 and 2010, all of the Company’s cash and cash equivalents were managed by several financial institutions located in the PRC. The management believes those financial institutions are of high credit quality financial institutions. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. For accounts and other receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and historically has not experienced any significant collectability problem.

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

22. Subsequent Event

On January 10, 2012, the Company entered into a sale and leaseback arrangement from a financial leasing company for a lease loan of $7,935,374 (RMB50,000,000).

