Form 20-F
period 2012-12-31
China Cablecom Holdings, Ltd.
filed 2013-12-05
CIK 1416569

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

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

On December 31, 2012, the registrant had 14,575,235 ordinary shares outstanding.

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

☐ Yes                ☒   No

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

The following summary consolidated financial data for the years ended December 31, 2010, 2011 and 2012 have been derived from the Company’s audited consolidated financial statements included in this Annual Report beginning on page F-1. The following selected historical statement of income data for the year ended December 31, 2008 and 2009 and the selected historical balance sheet data as of December 31, 2008 and 2009 have been derived from the audited financial of the Company not included in this annual report.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Operating and Financial Review and Prospects,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
(in US$ thousands, except for share data)
Statement of Income Data:
Management fee income	-	1,005	4,450	4,632	-
Shares of profit (loss) on operating joint ventures	89	(1,223)	(8,248)	(2,448)	-
Gain on disposal of investment	-	-	-	-	7,890
Operating profit/(loss)	(5,182)	(5,185)	(9,248)	(2,521)	4,711
Interest expenses	(8,654)	(9,855)	(4,212)	(6,640)	(10,844)
Loss before income tax	(13,410)	(54,638)	(13,432)	(19,721)	(5,989)
Net loss attributable to China Cablecom Holdings, Ltd.	(13,411)	(54,869)	(14,408)	(20,737)	(5,989)
Net loss per share
Basic	(5.42)	(16.18)	(1.97)	(1.57)	(0.42)
Diluted	(5.42)	(16.18)	(1.97)	(1.57)	(0.42)
Weighted average number ordinary shares, Basic and diluted
Basic	2,472,504	3,391,924	7,327,475	13,244,284	14,377,967
Diluted	2,472,504	3,391,924	7,327,475	13,244,284	14,377,967

Weighted ordinary share numbers have been restated to reflect the Company’s March 2, 2010 1-for-3 Reverse Split.

	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011	Year Ended December 31, 2012
(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	9,427	6,993	929	593	10,080
Prepaid expenses and advances	6,856	6,075	3,646	60	4
Other receivables	-	-	-	-	318
Total current assets	16,283	13,068	4,575	653	10,402
Property, plant & equipment, net	202	159	138	22	4
Investment in operating joint ventures	40,045	66,103	64,027	50,378	-
Loan advances	-	-	-	-	1,322
Total assets	57,773	81,317	70,384	52,353	11,728
Current portion of long term debt, net of discount	9,482	-	-	34,977	417
Amount due to Hubei Chutian	-	10,734	7,050	3,189	-
Total current liabilities	10,272	11,242	9,120	44,376	5,770
Convertible notes, net of discounts	16,684	-	-	-	-
Senior secured notes, net of discounts	-	7,973	10,634	-	-
Junior secured notes, net of discounts	-	17,063	16,159	-	-
Unsecured notes, net of discounts	-	5,135	4,218	-	-
Notes payable, net of discount and current portion	-	-	-	-	-
Total liabilities	26,956	41,412	40,131	44,376	5,770
Total shareholders equity	30,817	39,905	30,253	7,977	5,958

Exchange Rate Information

Our business was formerly conducted in and from China in Renminbi. In this annual report, all references to “Renminbi” and “RMB” are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of Renminbi into U.S. dollars in this annual report is based on the middle rate between buying and selling as published by the People’s Bank of China of the PRC. For reader convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2012 at US$1.00: RMB 6.2855, which was the middle rate on December 31, 2012. The published middle rate on December 2, 2013 was US$1.00: RMB 6.1329. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign trade.

The following table sets forth the average middle rates for Renminbi expressed as per one U.S. dollar for the years 2008, 2009, 2010, 2011 and 2012:

Year	Renminbi Average(1)
2008	6.9451
2009	6.8314
2010	6.72565
2011	6.4618
2012	6.2932

(1)	Determined by averaging the middle rate between buying and selling rates on the last business day of each month during the relevant period.

The following table sets forth the high and low middle rates for Renminbi expressed as per one U.S. dollar during the past six months.

Month Ended	High	Low
June 30, 2013	6.1807	6.1598
July 31, 2013	6.1807	6.1599
August 31, 2013	6.1817	6.1667
September 30, 2013	6.1729	6.1475
October 31, 2013	6.1458	6.1330
November 30, 2013	6.1482	6.1305

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

On October 20, 2011, JYNT was approached by the joint venture partner, Hubei SOE, regarding the purchase of the assets and equity interest in Hubei Chutian. The proposed offer was agreed and approved by the Board of Directors of the Company. The parties entered into a Termination Agreement on March 22, 2012 and an Equity Transfer Agreement on June 15, 2012, pursuant to which the parties agreed to consideration of $59,451,471 for the purchase by Hubei SOE of the assets and equity interest in Hubei Chutian, (RMB374,140,000) to be received in six installments. As of September 13, 2012, JYNT had received $59,133,278 (RMB372,140,000) of the total consideration. In accordance with the terms of the agreement, JYNT agreed to transfer back its entire 49% equity interest in Hubei Chutian to the Hubei SOE and terminate the joint venture contractual agreement, technical services agreement and loan agreement with Hubei Chutian and Hubei SOE respectively. As a result, Hubei Chutian was no longer the operating joint venture of JYNT since June 15, 2012.

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

We are the defendant in a Section 12(j) proceeding by the SEC, the outcome of which may materially and adversely affect the trading market for our ordinary shares.

On September 5, 2013, the SEC instituted administrative proceedings pursuant to Section 12(j) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) against the Company seeking the possible suspension or revocation of the Company’s registration under Section 12 of the Exchange Act. A pre-hearing conference has been scheduled for December 6, 2013 to discuss evidence regarding the matters described in the SEC order regarding this proceeding. While we cannot predict the outcome of this matter, should the administrative law judge enter an order revoking our status under the Exchange Act, brokers in the U.S. would no longer be permitted to execute trades regarding our ordinary shares, which would materially and adversely affect the trading market for our ordinary shares.

We are subject to the risk of possibly becoming an investment company.

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned ‘‘Taxation – United States Federal Income Taxation – General’’) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our ordinary shares or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries (including our former operating joint venture in the PRC) in 2012, we believe that we may be treated as a PFIC in 2012. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance with respect to our status as a PFIC for any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report captioned ‘‘Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.’’

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

Legal Proceedings

Other than as described below, we are not a party to any material legal proceedings nor are we aware of any circumstance that may reasonably lead a third party to initiate legal proceedings against us. On September 5, 2013, the SEC instituted administrative proceedings pursuant to Section 12(j) of the Exchange Act against the Company seeking the possible suspension or revokation of the Company’s registration under Section 12 of the Exchange Act. A pre-hearing conference has been scheduled for December 6, 2013 to discuss evidence regarding the matters described in the SEC order regarding this proceeding.

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

Property, plant and equipment

D.        None

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of our results of operations is based upon our audited consolidated financial statements beginning on Page F-1 on this Annual Report.

Fiscal year ended 2012 compared to fiscal year ended 2011

Gain on disposal of investment

We disposed our interest in Hubei with a gain on disposal of investment of $7.9M for the year ended December 31, 2012. There is no gain on disposal of investment for the year ended December 31, 2011

Management fee income

We have no management fee income for the year ended December 31, 2012 since we disposed our interest in the Hubei JV. Management fee income for the year ended December 31, 2011 was $4.6 million.

Share of losses on operating joint ventures

Our operation in Binzhou was suspended and we have made an impairment provision on the total investment of Binzhou. There is no share of losses on operating joint ventures in 2012. Share of loss on operating joint ventures for the year ended December 31, 2011 was $2.4 million.

Interest expenses

Interest expense for the year ended December 31, 2012 was $10.8 million, an increase of $4.2 million from $6.6 million for the year ended December 31, 2011. The significant increase in interest expense was a result of early redemption of the senior secured notes, secured noted and unsecured notes.

Loss before income taxes

Loss before income taxes for the year ended December 31, 2012 was $6.0 million, a decrease of $14.7 million, from $20.7 million for the year ended December 31,2011.

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

B.	Liquidity and Capital Resources

As of December 31, 2012, the Company had cash and cash equivalents approximately $10 million available for investment and corporate overhead.

In March 2012, the Company has reached an agreement with Hubei SOE to sell its economic interest in Hubei Chutian for a consideration of $59.4 million by installments. $59.1 million was paid by Hubei SOE in 2012 and the remains is expected to be paid in 2013. The Company is also seeking for a compensation from its Binzhou Broadcasting project which was suspended in 2011.

As of December 31, 2012, we had following obligations:

•	$0.4 million promissory notes with 8% annual interest rate due on demand

The Company has repaid all the outstanding notes with the proceeds from the disposal of Hubei Chutian.

C.	Research and Development, Patents and Licenses, etc.

Not applicable

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales, profitability, liquidity or capital resources, or that caused the disclosed financial information to not necessarily be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments as of December 31, 2012 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

Payments due by period
US$ Million	Total	Less than one year	1-3 years	3-5 years	More than 5 years

Long-term Debt Obligations	0.4	0.4	-	-	-

Capital (Finance) Lease Obligations	-	-	-	-	-

Operating Lease Obligations	-	-	-	-	-

Purchase Obligations	-	-	-	-	-

Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-

Total	0.4	0.4	-	-	-

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

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of eight persons for the year ended December 31, 2012 was approximately RMB 5,000,000. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

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

We had 11 employees as of December 31, 2012. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

F.	Share Ownership

See Item 7.A below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information with respect to the beneficial ownership of the ordinary shares as of December 2, 2013 by each person who beneficially owns more than 5% of ordinary shares and each officer, each director and all officers and directors as a group.

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

During the year ended December 31, 2012, the Company has a loan totally $1,322,090 advanced to Beijing Zhong You Xian Tong Information Technology Co. Ltd., which was unsecured, interest-free and repayable on December 31, 2014. Pu Yue, the Chief Executive Officer, is the owner and legal representative of Beijing Zhong You Xian Tong Information Technology Co. Ltd.

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

Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them other than as described elsewhere herein; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

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

Our ordinary shares are quoted on the OTC Bulletin Board under the symbol CABLF.  The closing price for the ordinary shares on December 2, 2013, was $0.07.

	Ordinary Shares
	High	Low
	(US$)	(US$)
2009
First Quarter	2.61	0.45
Second Quarter	5.82	0.78
Third Quarter	4.14	1.14
Fourth Quarter	3.30	1.41
2010
First Quarter	2.37	1.40
Second Quarter	1.68	0.77
Third Quarter	0.83	0.36
Fourth Quarter	0.80	0.44
2011
First Quarter	0.60	0.38
Second Quarter	0.43	0.21
Third Quarter	0.28	0.16
Fourth Quarter	0.18	0.08
2012
First Quarter	0.25	0.06
Second Quarter	0.27	0.14
Third Quarter	0.27	0.06
Fourth Quarter	0.20	0.13
2013
First Quarter	0.17	0.13
Second Quarter	0.12	0.05
Third Quarter	0.12	0.07
Fourth Quarter (through December 2)	0.20	0.02

Holders of ordinary shares should obtain current market quotations for their securities. There can be no assurance that a trading market will develop for these securities.

Status of Outstanding Ordinary Shares.  As of December 2, 2013, we had a total of 14,595,326 ordinary shares issued and outstanding.

Holders.  As of December 2, 2013, there were 54 holders of ordinary shares. We believe the number of beneficial holders of these securities is significantly greater than the number of record holders.

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

During the fiscal years ended December 31, 2011 and 2012, the Company has not entered into any material agreements which are not described elsewhere in this Annual Report.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries (including our former operating joint venture in the PRC) in 2012, we believe that we may be treated as a PFIC for 2012. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance in respect to our status as a PFIC for any subsequent taxable year.

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

(a)	Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2012. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2012 were not effective and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is not recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)	Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financials reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has identified certain material weaknesses in connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2012 and have thus concluded that our internal controls over financial reporting were not effective. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

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

(d)	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2011 and 2012 by UHY Vocation HK CPA Limited, the Company’s principal accounting firm.

Accountant Fees and Services	2012	2011
Audit Fees	$45,000	135,000
Audit Related Fees	18,000	18,000
	$63,000	153,000

Audit Fees

The audit fees for the years ended December 31, 2011 and 2012, respectively, were paid for professional services rendered for the audits of our consolidated financial statements, quarterly reviews, consents, and assistance with review of documents filed with the SEC.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with US GAAP.

ITEM 18.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibit
1.1 *	China Cablecom Holdings Amended and Restated Memorandum of Association
1.2 *	China Cablecom Holdings Amended and Restated Articles of Association
2.1 (1)	Specimen Unit Certificate
2.2 (1)	Specimen Ordinary Share Certificate
2.3 (1)	Form of Unit Purchase Option
2.4 (1)	Form of Warrant
2.5 (2)	Form of Warrant Agreement
4.1 (1)	The China Cablecom Holdings 2007 Omnibus Securities and Incentive Plan
4.2 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and James S. Cassano
4.3 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Kerry Proper
4.4 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Jonathan Kalman
4.5 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Clive Ng
4.6 (1)	Incentive Share Agreement between China Cablecom Holdings and James S. Cassano
4.7 (1)	Incentive Share Agreement between China Cablecom Holdings and Kerry Proper
4.8 (1)	Incentive Share Agreement between China Cablecom Holdings and Jonathan Kalman
4.9 (1)	Form of Consulting Agreement between China Cablecom Holdings and China Cablecom Holdings Limited, a Cayman Islands limited company
4.10 (1)	Form of Employment Agreement between China Cablecom Holdings and Clive Ng
4.11 (1)	Promissory Note from China Cablecom to Jaguar in the initial principal amount of $475,000
4.12 (1)	Purchase Agreement, dated as of September 19, 2007, by and among China Cablecom Ltd. and the entities listed on the Schedule of Investors attached thereto as Schedule I
4.13 (1)	Form of First Closing Promissory Note
4.14 (1)	Registration Rights Agreement, dated September 19, 2007, by and among China Cablecom Ltd. and the entities listed on the Schedule A attached thereto
4.15 (1)	Share Pledge Agreement, dated as of September 19, 2007, by Clive Ng in favor of the persons and entities listed on the Schedule of Investors attached thereto as Schedule III
4.16 (2)	Form of Registration Rights Agreement among the Registrant and the Initial Stockholders
4.17(2)	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Stockholders
4.18 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Jonathan Kalman
4.19 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and C. Richard Corl
4.20 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and James S. Cassano

Exhibit Number	Description of Exhibit
4.21 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and John J. Hoey
4.22 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and William J. Westervelt, Jr.
4.23 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and David W. Tralka
4.24 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Robert Moreyra
4.25 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Peter Collins
4.26 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Sapphire Canyon Investments LLC
4.27 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Corl LLC
4.28 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and JSC Group Holdings LLC
4.29 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and PA Holdings, LLC
4.30 (1)	Framework Agreement by and between Binzhou Broadcasting and Television Network Co., Ltd. and Jinan Youxiantong Network Technology Co., Ltd., August 2007
4.31 (1)	Asset Transfer Agreement by and between Binzhou Broadcasting and Television Network Co., Ltd. and Binzhou Broadcast and Television Information Network Co., Ltd., September 2007
4.32 (1)	Exclusive Service Agreement between Binzhou Broadcasting and Television Network Co., Ltd. and Binzhou Broadcast and Television Information Network Co., Ltd., September 2007
4.33 (1)	Technical Services Agreement between Binzhou Broadcast and Television Information and Network Co., Ltd. and Jinan Youxiantong Network Technology Co., Ltd., September 2007
4.34 (1)	Equity Option Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Liang Yue Jing, July 2007
4.35 (1)	Equity Option Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Pu Yue, July 2007
4.36 (1)	Equity Pledge Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Lian Yue Jing, July 2007
4.37 (1)	Equity Pledge Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Pu Yue, July 2007
4.38 (1)	Loan Agreement by and between China Cablecom Co. Ltd. (Hong Kong) and Liang Yue-Jing, June 2007
4.39 (1)	Loan Agreement by and between China Cablecom Co. Ltd. (Hong Kong) and Pu Yue, June 2007
4.40 (1)	Power of Attorney granted by Lian Yue Jing, July 16, 2007
4.41 (1)	Power of Attorney granted by Pue Yue, July 16, 2007
4.42 (1)	Trustee Arrangement Letter, by and between China Cablecom Co., Ltd. (Hong Kong) and Lian Yue Jing, June 30, 2007
4.43 (1)	Trustee Arrangement Letter, by and between China Cablecom Co., Ltd. (Hong Kong) and Pu Yue, June 30, 2007
4.44 (1)	Supplementary Agreement to the Framework Agreement, by and between Binzhou Broadcasting and Television Network, Co., Ltd. and Jinan Youxiantong Network Technology Co. Ltd., dated August 6, 2007
4.45 (3)	Settlement Agreement by and between China Broadband, Inc., China Broadband, Ltd., China Broadband, Inc., Stephen P. Cherner, Maxim Financial Corporation, Mark L. Baum, BCGU, LLC, Mark I. Lev, Wellfleet Partners, Inc., Pu Yue, Clive Ng, Chardan Capital Markets, LLC, Jaguar Acquisition Corporation and China Cablecom Holdings, Ltd. dated January 9, 2008
4.46 (1)	Form of Voting Agreement by and between Jaguar Acquisition Corporation, China Cablecom Holdings, Ltd., Certain Shareholders of Jaguar Acquisition Corporation and Clive Ng.
4.47 (1)	Form of Employment Agreement by and between China Cablecom Holdings, Ltd. and Pu Yue.
4.48 (4)	Unit Purchase Option Clarification Agreement dated as of January 30, 2008 by Jaguar Acquisition Corporation.
4.49 (4)	Warrant Clarification Agreement dated January 30, 2008 by and between Jaguar Acquisition Corporation and Continental Stock Transfer & Trust Company.

Exhibit Number	Description of Exhibit
4.50 (5)	Offshore Loan Agreement between China Cablecom and Rich Dynamic Limited, dated June 10, 2008.
4.51 (6)	Offshore Loan Agreement between China Cablecom and Rich Dynamic Limited, dated July 29, 2008.
4.52 (7)	Onshore Loan Agreement between Dong Wanling and JYNT, dated June 10, 2008.
4.53 (8)	Onshore Loan Agreement between Dong Wanling and JYNT, dated June 10, 2008.
4.54 *	Supplement to Framework Agreement dated September 29, 2009
4.55 *	Form of Hubei Chutian Loan Agreement dated September 29, 2009
4.56 *	Subscription Agreement dated October 9, 2009
4.57 *	Form of New Note
4.58 *	New Notes Security Agreement
4.59 *	Senior Secured Subsidiary Guaranty
4.60 *	Collateral Agent Agreement
4.61 *	Intercreditor Agreement dated October 9, 2009
4.62 *	Warrant for Chardan Capital Markets LLC
4.63 *	Secured Notes Exchange and Waiver Agreement dated October 9, 2009
4.64 *	Form of New Junior Secured Notes
4.65 *	Junior Secured Security Agreement dated October 9, 2009
4.66 *	Junior Secured Subsidiary Guaranty dated October 9, 2009
4.67 *	Unsecured Notes Exchange and Waiver Agreement dated October 9, 2009
4.68 *	Form of New Unsecured Notes
4.69 *	Unsecured Notes Subsidiary Guaranty dated October 9, 2009
4.70 (9)	Termination Agreement among Hubei Chutian Radio and Television Information Network Co., Ltd., Jinan Youxiantong Network Technology Co., Ltd., and Hubei Chutian Video Communication Network Co., Ltd. dated March 22, 2012.
4.71 (9)	Equity Transfer Agreement among Hubei Chutian Radio and Television Information Network Co., Ltd., Jinan Youxiantong Network Technology Co., Ltd., and Hubei Chutian Video Communication Network Co., Ltd. dated June 15, 2012
8.1 (10)	List of subsidiaries
11.1 (11)	China Cablecom Holdings Ltd. Code of Business Conduct and Ethics
12.1 **	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2 **	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 **	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to the similarly numbered exhibit to the Annual Report on Form 20-F filed on July 1, 2010.

**	Filed herewith.

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-4 (Registration No. 333-147038).

(2)	Incorporated by reference to Jaguar Acquisition Corp. Registration Statement on Form S-1 (Registration No. 333-127135).

(3)	Incorporated by reference to Exhibit No. 10.1 to the Current Report on Form 8-K filed with the SEC by China Broadband, Inc. on January 17, 2008.

(4)	Incorporated by reference to the Quarterly Report on Form 10-QSB filed with the SEC by Jaguar Acquisition Corp. on February 14, 2008.

(5)	Incorporated by reference to Exhibit No. 4.50 to the Annual Report on Form 20-F filed on July 15, 2009.

(6)	Incorporated by reference to Exhibit No. 4.51 to the Annual Report on Form 20-F filed on July 15, 2009.

(7)	Incorporated by reference to Exhibit No. 4.52 to the Annual Report on Form 20-F filed on July 15, 2009.

(8)	Incorporated by reference to Exhibit No. 4.53 to the Annual Report on Form 20-F filed on July 15, 2009.

(9)	Incorporated by reference to the similarly numbered exhibit to the Annual Report on Form 20-F filed on October 2, 2013.

(10)	Incorporated by reference to Exhibit No. 8.1 of the Annual Report on Form 20-F filed on July 15, 2009.

(11)	Incorporated by reference to Exhibit No. 11.1 of the Annual Report on Form 20-F filed on July 15, 2009.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CABLECOM HOLDINGS, LTD

By:	/s/ Pu Yue	By:	/s/ Sikan Tong
Name:	Pu Yue	Name:	Sikan Tong
Title:	Chief Executive Officer	Title:	Chief Financial Officer
Date:	2013-12-5	Date:	2013-12-5

CHINA CABLECOM HOLDINGS, LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Comprehensive Loss	F-4
Consolidated Statements of Changes in Shareholders’ Equity	F-5 – F-6
Consolidated Statements of Cash Flows	F-7 – F-8
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

China Cablecom Holdings, Ltd.

We have audited the accompanying consolidated balance sheets of China Cablecom Holdings, Ltd and Subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2012, 2011 and 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Cablecom Holdings, Ltd and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years ended December 31, 2012, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY Vocation HK CPA Limited

UHY Vocation HK CPA Limited

Certified Public Accountants

Hong Kong,

December 5, 2013

(THE PEOPLE'S REPUBLIC OF CHINA)

CHINA CABLECOM HOLDINGS, LTD.

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
ASSETS
Current Assets:
Cash and cash equivalents	$10,080,336	$592,709
Prepaid expenses and advances	3,715	60,356
Other receivables	318,193	-
Total Current Assets	10,402,244	653,065

Property, plant & equipment, net	3,782	21,726
Investment in operating joint venture	-	50,378,205
Loan advances	1,322,090	-
Other Assets:
Deferred financing costs, net	-	1,300,671
Total Assets	$11,728,116	$52,353,667

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Promissory note	$417,151	$417,151
Other current liabilities	5,353,322	6,210,075
Amount due to Hubei Chutian	-	3,189,195
Senior secured notes	-	14,182,704
Secured notes	-	16,159,035
Unsecured notes	-	4,218,128
Total Current Liabilities	5,770,473	44,376,288

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Series A convertible preferred shares, $.0005 par value; 70,000,000 authorized shares, 50,338,385 shares issued and outstanding (December 31, 2011 50,338,385 shares issued)	25,169	25,169
Series B convertible preferred shares, $.0005 par value; 25,000,000 authorized shares, 13,140,459 shares issued and outstanding (December 31, 2011 13,140,459 shares issued)	6,570	6,570
Ordinary shares, $.0015 par value; 51,666,667 authorized shares, 14,595,326 shares issued and outstanding (December 31, 2011 13,693,780 shares issued)	21,893	20,541
Additional paid-in capital	117,572,683	116,031,025
Accumulated deficit	(111,297,838)	(105,308,994)
Accumulated other comprehensive income	(370,834)	(2,796,932)

Total shareholders’ equity	5,957,643	7,977,379
Total liabilities and shareholders’ equity	$11,728,116	$52,353,667

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended	For the year ended	For the year ended
	December 31, 2012	December 31, 2011	December 31, 2010

Management fee income	$-	$4,632,022	$4,450,438
Share of loss on operating joint ventures	-	(2,448,005)	(8,247,873)
Gain on disposal of investment	7,889,513	-	-
	7,889,513	2,184,017	(3,797,435)
Operating expenses
General and administrative expenses	3,178,337	4,705,283	5,450,965
Total operating expenses	3,178,337	4,705,283	5,450,965
Gain / (loss) from operations	4,711,176	(2,521,266)	(9,248,400)
Other income / (expenses)
Interest income	144,022	945	10,566
Interest expense	(10,844,031)	(6,639,531)	(4,211,707)
Forfeiture of investment fund	-	(754,979)	-
Provision for impairment on investment	-	(9,806,150)	-
Other income	-	-	17,566
Total other expenses	(10,700,009)	(17,199,715)	(4,183,575)
Loss before income taxes	(5,988,833)	(19,720,981)	(13,431,975)
Income taxes expenses	(11)	(1,015,951)	(975,712)
Net loss	$(5,988,844)	$(20,736,932)	$(14,407,687)

Net loss per ordinary share
- Basic and fully diluted	$(0.42)	$(1.57)	$(1.97)

Weighted average number of shares
- Basic and fully diluted	14,377,967	13,244,284	7,327,475

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the year ended	For the year ended	For the year ended
	December 31, 2012	December 31, 2011	December 31, 2010

Net loss	$(5,988,844)	$(20,736,932)	$(14,407,687)
Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustment:
- Company	2,426,098	(2,562,602)	324,588
- Operating joint ventures	-	(639,366)	(486,011)
Total other comprehensive income / (loss) from continuing operations, net of tax	2,426,098	(3,201,968)	(161,423)

Comprehensive loss attributable to the Company	$(3,562,746)	$(23,938,900)	$(14,569,110)

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2012, 2011 and 2010

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

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2012, 2011 and 2010

	Series A Preferred Shares		Series B Preferred Shares		Ordinary shares		Additional	Accumulated	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Income	Equity
Balance as December 31, 2011	50,338,385	$25,169	13,140,459	$6,570	13,693,780	$20,541	$116,031,025	\$ (105,308,994)	$(2,796,932)	$7,977,379
Stock option compensation expenses	-	-	-	-	-	-	1,428,847	-	-	1, 428,847
Share issued as payment for expenses	-	-	-	-	901,546	1,352	112,811	-	-	114,163
Net loss for 2012	-	-	-	-	-	-	-	(5,988,844)	-	(5,988,844)
Cumulative translation adjustment	-	-	-	-	-	-	-	-	2,426,098	2,426,098
Balance at December 31, 2012	50,338,385	$25,169	13,140,459	$6,570	14,595,326	$21,893	$117,572,683	$(111,297,838)	$(370,834)	$5,957,643

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended	For the year ended
	December 31, 2012	December 31, 2011	December 31, 2010
Cash Flows From Operating Activities:
Net loss	$(5,988,844)	$(20,736,932)	$(14,407,687)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	18,452	120,556	68,128
Share of loss on operating joint ventures	-	2,448,005	8,247,873
Stock compensation expenses	1,428,847	1,662,876	1,679,368
Gain on disposal of investment	(7,889,513)	-	-
Amortization of deferred financing costs	1,300,671	343,272	343,272
Interest expenses - Interest for Senior secured notes, Secured and Unsecured notes	10,790,579	6,102,720	3,714,142
Interest expenses – Interest for promissory notes	51,084	18,557	-
Forfeiture of investment fund	-	754,979	-
Provision for impairment on investment	-	9,806,150	-
Change in assets and liabilities,
Prepaid expenses and advances	(3,218,689)	1,334,949	2,141,867
Amount due to Hubei Chutian	-	(4,116,169)	(3,683,111)
Other current liabilities	(89,210)	1.472,466	1,926,001
Net cash (used in) / provided by operating activities	(3,596,623)	(788,571)	29,853

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(477)	(155)	(43,645)
Proceeds from disposal of investment	59,133,278
Capital investment in operating joint ventures	-	-	(6,657,839)
Net cash provided by / (used in) investing activities	59,132,801	(155)	(6,701,484)

Cash Flows From Financing Activities:
Cash received from offshore loan	-	-	286,892
Repayment of senior secured notes	(25,683,910)	-	-
Repayment of secured notes	(16,159,035)	-	-
Repayment of unsecured notes	(4,218,128)	-	-
Proceeds from issuance of promissory notes	-	417,151	-
Net cash (used in) / provided by financing activities	(46,061,073)	417,151	286,892
Effect of exchange rate changes on cash	12,522	35,212	321,270
Net increase / (decrease) in cash	9,487,627	(336,363)	(6,063,469)
Cash and cash equivalents at beginning of period	592,709	929,072	6,992,541
Cash and cash equivalents at end of period	$10,080,336	$592,709	$929,072

See accompanying notes to consolidated financial statements

CHINA CABLECOM HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended	For the year ended
	December 31, 2012	December 31, 2011	December 31, 2010
Supplemental cash flow information:
Interest paid	$6,543,910	$-	$-
Income taxes paid	$11	$10	$24
Accretion discount on senior secured notes	$11,673,530	$-	$-
Value assigned to shares issued as payment for expenses	$114,163	$-	$-
Value assigned to shares issued as payment for legal fee	$-	$-	$326,251
Value assigned to shares issued as payment for interest expense	$-	$-	$1,092,052
Reduction of Notes as the result of conversion of Preferred Shares to Ordinary Shares	$-	$-	$1,820,195

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

In late 2010, the Government of Shandong Province made an announcement for the consolidation of its provincial cable assets in Shandong Province. In accordance with “Lu Ban Fa” (2010) No.18, the Province will create a new company namely “Shandong Broadcasting and Television Network Co., Ltd.” and required all the cable network companies in Shandong Province to transfer all its assets and revenue to Shandong Broadcasting and Television Network Co., Ltd. Under this government policy, Binzhou Broadcasting was also required to transfer all its assets and revenue to the new company with effective from September 16, 2011. The business operation of Binzhou Broadcasting was suspended effective September 16, 2011. All the contractual agreement and the exclusive services agreement made between JYNT, Binzhou SOE and Binzhou Broadcasting were effectively terminated accordingly. The Company believes a settlement can be reached with Binzhou SOE and/or Shandong Broadcasting and Television Network Co., Ltd. to receive a compensation for its investment. However, the settlement of such compensation was uncertain at the reporting date. Therefore, the management decided to make a full provision on its investment cost and loan advances, totalling $9,806,150.

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

On October 20, 2011, JYNT was approached by the joint venture partner, Hubei SOE, regarding the purchase of the assets and equity interest in Hubei Chutian. The proposed offer was agreed and approved by the Board of Directors of the Company. The parties entered into a Termination Agreement on March 22, 2012 and an Equity Transfer Agreement on June 15, 2012, pursuant to which the parties agreed to consideration of $59,451,471 (RMB374,140,000) for the purchase by Hubei SOE of the assets and equity interest in Hubei Chutian to be received in six installments. The first installment of $7,945,084 (RMB50,000,000) was paid on March 22, 2012 as termination compensation; the second installment of $16,049,068 (RMB101,000,000) was paid on June 15, 2012; the third installment of $7,945,084 (RMB50,000,000) is due on the date when representative of JYNT and Hubei SOE go to the Administration for Industry and Commerce to submit the application for the change of registration of Hubei Chutian; the fourth installment of $7,945,084 (RMB50,000,000) is due prior to July 25, 2012; the fifth installment of $11,622,067 (RMB73,140,000) is due prior to August 25, 2012 and the final installment of $7,945,084 (RMB50,000,000) is due prior to September 25, 2012. In accordance with the terms of the agreement, JYNT agreed to transfer back its entire 49% equity interest in Hubei Chutian to the Hubei SOE and terminate the joint venture contractual agreement, technical services agreement and loan agreement with Hubei Chutian and Hubei SOE respectively. As a result, Hubei Chutian was no longer the operating joint venture of JYNT since then. Up to the date of this report, the Company had received totally $59,133,278 (RMB372,140,000) from Hubei SOE and the balance of $318,193 (RMB2,000,000) was kept as retention money as requested by Hubei SOE for providing information if required in future. The total gain on disposal of investment was $7,889,513 after deducting the total investment of $50,378,205 and accumulated translation adjustment of $1,183,753.

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

As of December 31, 2012, the consolidated financial statements include the accounts of the Company and the following entities.

Name of Company	Place of incorporation	Attributable equity interest	Direct/ Indirect controlling interest

China Cablecom Ltd	British Virgin Islands	100%	Direct
.
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

CHINA CABLECOM HOLDINGS, LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Preparation of Financial Statements (Continued)

Basis of Presentation (Continued)

The following table shows the Balance Sheets of JYNT as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
ASSETS
Current Assets:
Cash and cash equivalents	$7,384,218	$101,616
Prepaid expenses and advances	3,715	3,705
Other receivables	318,193	-
Amount due from HZNT	24,484,194	-
Total Current Assets	32,190,320	105,321

Property, plant & equipment, net	3,083	5,296
Investment in operating joint venture	-	50,378,205
Loan advances	1,322,090	-
Total Assets	$33,515,493	$50,488,822

LIABILITIES
Current Liabilities:
Other current liabilities	$2,355,778	$2,336,801
Amount due to HZNT	-	26,065,169
Amount due to China Cablecom	39,428,900	39,275,207
Amount due to Hubei Chutian	-	3,189,195
Total Liabilities	41,784,678	70,866,372

OWNERS’ EQUITY
Registered Capital	69,728	69,728
Additional paid-in capital	79,812	79,812
Accumulated deficit	(8,104,714)	(15,990,313)
Accumulated other comprehensive loss	(314,011)	(4,536,777)
Total owners’ deficiency	(8,269,185)	(20,377,550)
Total liabilities and owners’ deficiency	$33,515,493	$50,488,822

The following table shows the Statements of Operations of JYNT for the years ended December 31, 2012 and 2011:

	For the year ended	For the year ended
	December 31, 2012	December 31, 2011

Management fee income	$-	$4,632,022
Share of loss on operating joint ventures	-	(2,448,005)
Gain on disposal of investment	7,889,513	-
	7,889,513	2,184,017
Operating expenses
General and administrative expenses	86,883	52,673
Total operating expenses	86,883	52,673
Profit / (loss) from operations	7,802,630	2,131,344
Other income / (expenses)
Interest income	83,372	549
Interest expense	(395)	(516,130)
Forfeiture of investment fund	-	(754,979)
Provision for impairment on investment	-	(9,806,150)
Total other income / (expenses)	82,977	(11,076,710)
Profit / (loss) before income taxes	7,885,607	(8,945,366)
Income taxes expenses	(8)	(1,015,950)
Net profit / (loss)	$7,885,599	$(9,961,316)

CHINA CABLECOM HOLDINGS, LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Preparation of Financial Statements (Continued)

Basis of Presentation (Continued)

The following table shows the condensed cash flows of JYNT for the years ended December 31, 2012 and 2011:

	For the year ended	For the year ended
	December 31, 2012	December 31, 2011

Net cash used in operating activities	$(51,859,748)	$(46,772)

Net cash provided by / (used in) investing activities	59,132,801	(155)

Net increase / (decrease) in cash	7,273,053	(46,927)

Effect of exchange rate changes on cash	9,549	6,077

Cash at the beginning of the period	101,616	142,466

Cash at the end of the period	$7,384,218	$101,616

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

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash and deposits in banks. As of December 31, 2012, most of total cash and cash equivalents were denominated in Renminbi (“RMB”) with its deposits placed with banks in the PRC. This cash is not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government. The remaining balance of cash and cash equivalents were denominated in US dollars and deposits in banks with reputable financial institutions in the United States.

Deferred Financing Costs

Deferred financing costs related to the Company’s Senior Secured Note are being amortized over the life of the notes payable of 6 years. Upon the fully repayment of Senior Secured Note, all deferred financing costs have been expensed this year.

Amortization for the years ended December 31, 2012, 2011 and 2010 was $1,300,671, $343,272 and $343,272, respectively. Indirect costs of financing activities are expensed as incurred.

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

Translation of amounts from RMB into United States dollars (“US$”) has been made at the following exchange rates for the respective periods:

December 31, 2012
Balance sheet	RMB6.2855 to US$1.00
Statement of operations and comprehensive loss	RMB6.2932 to US$1.00

December 31, 2011
Balance sheet	RMB6.3009 to US$1.00
Statement of operations and comprehensive loss	RMB6.4618 to US$1.00

December 31, 2010
Balance sheet	RMB6.6227 to US$1.00
Statement of operations and comprehensive loss	RMB6.7256 to US$1.00

CHINA CABLECOM HOLDINGS, LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (Continued)

Basic Income/Loss Per Ordinary Share

The computation of income/loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with FASB ASC 260, “Earnings Per Share”. At December 31, 2012, 2011 and 2010, due to net losses the Company’s share equivalents were anti-dilutive and excluded in the loss per share computations.

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

Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of December 31, 2012, 2011 and 2010.

3. Recent Changes in Accounting Standards

There is no recently issued accounting pronouncements adopted by the Company.  Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

4. Stock Based Compensation

In April 2008, the Company adopted the China Cablecom Holdings, Ltd. 2007 Omnibus Securities and Incentive Plan (the “Plan”), which provides for the grant of up to 3,333,333 shares option for the benefit of its directors, officers and employees. The Company granted 1,350,000 share options and 1,460,000 share options on October 9, 2009 and December 20, 2009, respectively, to its directors, officers and employees under the plan. These shares options are exercisable at $2.34 and $1.83 per share, respectively, and may be exercised by the optionee no later than the tenth anniversary of the date of option agreement. As of December 31, 2012, 2,810,000 options have been issued under the plan in which 523,333 options remain available to be issued and 160,000 options was cancelled.

CHINA CABLECOM HOLDINGS, LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Stock Based Compensation (Continued)

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

The fair value of the total options granted in the year measured as at the date of grant on October 9, 2009 was $2,727,755 and December 20, 2009 was $2,260,874. The following table outlines the variables used to derive the fair value using in the Black-Scholes option-pricing model:

Risk free interest rate	1.3177% - 1.4864%
Volatility	163.46% - 170.57%
Dividend yield	-
Expected option life	10 years

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2012		2011		2010
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Options outstanding at beginning of year	2,650,000	$2.07	2,810,000	$2.07	2,810,000	$2.07
Granted	-	-	-	-	-	-
Cancelled	-	-	(160,000)	-	-	-
Options outstanding at end of year	2,650,000	$2.07	2,650,000	$2.07	2,810,000	$2.07

Options exercisable at end of year	2,650,000		2,650,000		2,810,000
Options available for issuance	523,333		523,333		523,333

During the years ended December 31, 2012, 2011 and 2010, the Company recorded stock based compensation of $1,428,847, $1,662,876 and $1,679,368, respectively, in connection with the issuance of stock options.

As of December 31, 2012, the Company did not have any unrecognized compensation expense related to options granted which will be recognized.

CHINA CABLECOM HOLDINGS, LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Cash and cash equivalents

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and pledged deposits.  As of December 31, 2012 and 2011, majority of the Company’s cash and cash equivalents were held by major banks located in the PRC, which management believes are high credit quality financial institutions.

6. Prepaid Expenses and Advances

Prepaid expenses and other receivables consist of the following:

	December 31, 2012	December 31, 2011

Advanced payments	$3,715	$60,356

Total	$3,715	$60,356

7. Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

	December 31, 2012	December 31, 2011
At cost:
Furniture, fixtures and office equipment	$57,371	$56,755
Motor vehicles	58,198	58,055
Building improvements	20,619	20,568

Total	136,188	135,378

Less: accumulated depreciation	(132,406)	(113,652)

Net book value	$3,782	$21,726

There were no impairment provisions made at December 31, 2012, 2011 and 2010. Depreciation expense for the years ended December 31, 2012, 2011 and 2010 were $18,452, $120,556 and $68,128, respectively.

8. Investment in operating joint venture

	December 31, 2012	December 31, 2011
Unlisted equity investment, at cost	$8,138,675	$8,138,675
Share of loss and other comprehensive
loss, net of dividend received	(12,946,118)	(12,946,118)
Loan advances	65,746,777	65,746,777
	$60,939,334	$60,939,334
Less: Forfeiture of investment fund	(754,979)	(754,979)
Provision for impairment on investment	(9,806,150)	(9,806,150)
Disposal of investment	(50,378,205)	-
	$-	$50,378,205

CHINA CABLECOM HOLDINGS, LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

JYNT and Hubei SOE entered into a Termination Agreement on March 22, 2012 and an Equity Transfer Agreement on June 15, 2012, pursuant to which the parties agreed to consideration of $59,451,471 (RMB374,140,000) for the purchase by Hubei SOE of the assets and equity interest in Hubei Chutian. JYNT agreed to transfer back all 49% equity interest of Hubei Chutian to Hubei SOE and to terminate the joint venture contractual agreement, technical services agreement and loan agreement with Hubei Chutian and Hubei SOE respectively. Hubei Chutian was no longer the operating joint venture of JYNT. The total gain on disposal of investment was $7,889,513 after deducting the total investment of $50,378,205 and accumulated translation adjustment of $1,183,753.

CHINA CABLECOM HOLDINGS, LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Income Taxes

The entities within the Company file separate tax returns in the respective tax jurisdictions that they operate.

British Virgin Islands

The Company, being incorporated in the British Virgin Islands as an exempted company, is not subject to any income tax in the British Virgin Islands.

Hong Kong

China Cablecom Company Limited is generally subject to Hong Kong income tax on its taxable income derived from trade or businesses carried out in Hong Kong at 16.5% for the years ended December 31, 2012, 2011 and 2010. However, as the Company has not generated any revenue or income, no provision for Hong Kong income tax has been made.

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

The amount of income tax charged to the consolidated statement of comprehensive income represents:

	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
PRC
- current income tax	$11	$1,015,951	$975,712
- deferred income tax	-	-	-

Total	$11	$1,015,951	$975,712

A reconciliation of the expected income tax expense to the actual income tax expense is as follows:

	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010

Loss before income taxes	$(5,988,833)	$(19,720,981)	$(13,431,975)

Tax calculated at the domestic tax rate of 25%	(1,497,208)	(4,930,245)	(3,357,994)
Tax effect of expenses not deductible for tax purposes	1,641,239	5,334,201	2,271,844
Tax effect of share of profit and loss of operating joint ventures	-	612,001	2,061,968
Tax effect of non-taxable income	(144,020)	(6)	(106)

Income tax expense	$11	$1,015,951	$975,712

As of December 31, 2012, 2011 and 2010, the Company did not have any significant temporary differences and carry forwards that may result in deferred tax. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions or unrecognized tax benefits. The Company classifies interest and/or penalties related to income tax matters in income tax expense. For the years ended December 31, 2012, 2011 and 2010, the Company has not recognized any amount of interest and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

CHINA CABLECOM HOLDINGS, LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Income Taxes (Continued)

The New EIT Law also imposes a withholding tax of 10% unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not provided for income taxes on accumulated earnings of its PRC subsidiary as of December 31, 2012, 2011 and 2010 because these earnings are intended to be reinvested indefinitely in the overseas jurisdictions. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

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

10. Other Current Liabilities

Other current liabilities consist of the following:

	December 31, 2012	December 31, 2011

Other payables	$400,279	$403,598
Accrued expenses	178,587	335,511
Accrued salaries and welfare	291,291	333,974
Provision for taxation - PRC	2,338,539	2,332,823
Accrued interest	2,144,626	2,804,169

Total	$5,353,322	$6,210,075

11. Promissory note

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

11. Promissory note (Continued)

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

On April 1, 2011, China Cablecom Ltd. issued $27,500 promissory notes bearing interest rate of 8% per annum to promissory note holder. The note was repayable on demand. In the event of default, interest on amounts past due shall be paid at an interest rate of 12% per annum. For the year ended December 31, 2012 and 2011, $51,084 and $1,681 were charged to interest expense. The Company had fully repaid the promissory note together with accrued interest in September 2013.

On July 15, 2011, China Cablecom Ltd. issued $389,651 promissory notes due on November 15, 2011 bearing interest rate of 8% per annum to promissory note holder. For the year ended December 31, 2011, $16,876 was charged to interest expense. However, the Company was default in payment of the promissory note together with the interest on due date. In the event of default, interest on amounts past due shall be paid at an interest rate of 12% per annum. The occurrence of the default shall, at the option of the note holders, make all sum of principal and accrued interest immediately due and payable upon demand. The Company had fully repaid the promissory note together with accrued interest in September 2013.

12. Convertible notes

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

12. Convertible notes (Continued)

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

Due to the default in payment of both principal and interest of promissory notes in April 2009, the Company negotiated with the convertible note holders and completed the debt restructure in October 2009. The Company also entered into a waiver agreement with the consent from all the convertible note holders. The Company issued $18 million Secured Notes due October 8, 2016 bearing fixed interest rate of 5% per annum along with 50,402,082 shares of Series A Convertible Preferred Shares

CHINA CABLECOM HOLDINGS, LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Convertible notes (Continued)

to the note holders in settlement of approximately $23 million in current debt obligations. Each Series A Convertible Preferred Share may be converted, at the option of the shareholder, into one ordinary share.

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

The debt restructure strengthened the Company's balance sheet by reducing the overall principal amount of its long-term debt obligations and eliminating cash interest obligations on the new debt securities issued.

13. Unsecured notes

	December 31, 2012	December 31, 2011
Unsecured note issued	$4,218,128	$4,218,128
Less: Repayment	(4,218,128)	-
	-	4,218,128
Less: Current portion	-	(4,218,128)
Long-term portion	$-	$-

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

During the year ended December 31, 2012, the Company had fully repaid the principal of unsecured note. As of December 31, 2012, there was interest expense $434,701 was included in accrued expenses.

CHINA CABLECOM HOLDINGS, LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Secured notes

Secured notes, net of discount consists of the following:

	December 31, 2012	December 31, 2011

Secured note issued	$16,159,035	$16,159,035
Less: Repayment	(16,159,035)	-
	-	16,159,035
Less: Current portion	-	(16,159,035)
Long-term portion	$-	$-

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

During the year ended December 31, 2012, the Company had fully repaid the principal of secured note. As of December 31, 2012, the accrued interest expense totally $1,640,284 was included in accrued expenses.

15. Senior secured notes

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

CHINA CABLECOM HOLDINGS, LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Senior secured notes (Continued)

During the year ended December 31, 2012, the Company had fully repaid the senior secured notes totally $25,683,910, for which $19,140,000 was the principal amount, including accretion discount of $11,673,530 on senior secured notes when it was issued, and $6,543,910 was the interest paid.

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

Issuance cost totaled $3,197,205, of which $1,130,990 was allocated to the issuance cost of preferred shares and recorded as a reduction to additional paid-in capital and $2,066,215 was recorded as deferred financing costs and is being amortized over the six-year term of the Senior Secured Note. Due to the full repayment of senior secured notes in 2012, the balance of deferred financing costs have been fully amortized accordingly in 2012.

For the years ended December 31, 2012 and 2011, $1,300,671 and $343,271 was amortized to administrative expenses.

16. Shareholders’ Equity

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

CHINA CABLECOM HOLDINGS, LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Shareholders’ Equity (Continued)

The holders of Series A Convertible Preferred Shares and Series B Convertible Preferred Shares have rights to convert one Preferred Shares to one ordinary share at any time.

17. Warrants

The Company issued warrants to investors and service providers to purchase ordinary share of the Company. The following table outlines the warrants outstanding as of December 31, 2012:

Name	Number of Warrants Issued	Exercise Price	Expiration Date

Warrants	2,115,385	$0.858	8/10/2014

18. Related Party Transactions

Issuance of ordinary shares

During the year ended December 31, 2012, the Company issued 901,546 ordinary shares at a consideration of $114,163 to Platinum Partners Value Arbitrage Fund LP to raise fund for financing the operations of the Company. Mark Nordlicht, a member of the board of directors of the Company, is the Chief Executive Officer of Platinum Partners Value Arbitrage Fund LP.

Loan advances to a related party

During the year ended December 31, 2012, the Company has a loan totally $1,322,090 advanced to Beijing Zhong You Xian Tong Information Technology Co. Ltd., which was unsecured, interest-free and repayable on December 31, 2014. Pu Yue, the Chief Executive Officer, is the owner and legal representative of Beijing Zhong You Xian Tong Information Technology Co. Ltd.

19. Commitments and Contingencies

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

20. Operating Risk

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

