Form 20-F/A
period 2011-12-31
China Cablecom Holdings, Ltd.
filed 2013-12-18
CIK 1416569

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

☐ Yes                ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of China Cablecom Holdings Limited (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, (the “Original Filing”) which was filed with the Securities and Exchange Commission on October 2, 2013. The Company is filing this Amendment No. 1 solely to provide Exhibit 101, which was not included in the Original Filing. Exhibit 101 includes information about the Company in Extensible Business Reporting Language (XBRL).

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 is accompanied by currently dated certifications on Exhibits 12.1, 12.2 and 13.1 by our chief executive officer and chief financial officer. Except as specifically referenced herein, this Amendment No. 1 does not reflect any event occurring subsequent to October 2, 2013, the filing date of the original report. Accordingly, this Amendment No. 1 should be read in conjunction with our other filings with the Securities and Exchange Commission.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under these sections.

i

TABLE OF CONTENTS

PART III
	ITEM 19.	EXHIBITS	44

ii

PART III

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibit
1.1 *	China Cablecom Holdings Amended and Restated Memorandum of Association
1.2 *	China Cablecom Holdings Amended and Restated Articles of Association
2.1 (1)	Specimen Unit Certificate
2.2 (1)	Specimen Ordinary Share Certificate
2.3 (1)	Form of Unit Purchase Option
2.4 (1)	Form of Warrant
2.5 (2)	Form of Warrant Agreement
4.1 (1)	The China Cablecom Holdings 2007 Omnibus Securities and Incentive Plan
4.2 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and James S. Cassano
4.3 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Kerry Proper
4.4 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Jonathan Kalman
4.5 (1)	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Clive Ng
4.6 (1)	Incentive Share Agreement between China Cablecom Holdings and James S. Cassano
4.7 (1)	Incentive Share Agreement between China Cablecom Holdings and Kerry Proper
4.8 (1)	Incentive Share Agreement between China Cablecom Holdings and Jonathan Kalman
4.9 (1)	Form of Consulting Agreement between China Cablecom Holdings and China Cablecom Holdings Limited, a Cayman Islands limited company
4.10 (1)	Form of Employment Agreement between China Cablecom Holdings and Clive Ng
4.11 (1)	Promissory Note from China Cablecom to Jaguar in the initial principal amount of $475,000
4.12 (1)	Purchase Agreement, dated as of September 19, 2007, by and among China Cablecom Ltd. and the entities listed on the Schedule of Investors attached thereto as Schedule I
4.13 (1)	Form of First Closing Promissory Note
4.14 (1)	Registration Rights Agreement, dated September 19, 2007, by and among China Cablecom Ltd. and the entities listed on the Schedule A attached thereto
4.15 (1)	Share Pledge Agreement, dated as of September 19, 2007, by Clive Ng in favor of the persons and entities listed on the Schedule of Investors attached thereto as Schedule III
4.16 (2)	Form of Registration Rights Agreement among the Registrant and the Initial Stockholders
4.17(2)	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Stockholders
4.18 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Jonathan Kalman
4.19 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and C. Richard Corl
4.20 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and James S. Cassano

44

Exhibit Number	Description of Exhibit
4.21 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and John J. Hoey
4.22 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and William J. Westervelt, Jr.
4.23 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and David W. Tralka
4.24 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Robert Moreyra
4.25 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Peter Collins
4.26 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Sapphire Canyon Investments LLC
4.27 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and Corl LLC
4.28 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and JSC Group Holdings LLC
4.29 (2)	Letter Agreement among the Registrant, Early Bird Capital, Inc. and PA Holdings, LLC
4.30 (1)	Framework Agreement by and between Binzhou Broadcasting and Television Network Co., Ltd. and Jinan Youxiantong Network Technology Co., Ltd., August 2007
4.31 (1)	Asset Transfer Agreement by and between Binzhou Broadcasting and Television Network Co., Ltd. and Binzhou Broadcast and Television Information Network Co., Ltd., September 2007
4.32 (1)	Exclusive Service Agreement between Binzhou Broadcasting and Television Network Co., Ltd. and Binzhou Broadcast and Television Information Network Co., Ltd., September 2007
4.33 (1)	Technical Services Agreement between Binzhou Broadcast and Television Information and Network Co., Ltd. and Jinan Youxiantong Network Technology Co., Ltd., September 2007
4.34 (1)	Equity Option Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Liang Yue Jing, July 2007
4.35 (1)	Equity Option Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Pu Yue, July 2007
4.36 (1)	Equity Pledge Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Lian Yue Jing, July 2007
4.37 (1)	Equity Pledge Agreement by and between Heze Cablecom Network Technology Co., Ltd. and Pu Yue, July 2007
4.38 (1)	Loan Agreement by and between China Cablecom Co. Ltd. (Hong Kong) and Liang Yue-Jing, June 2007
4.39 (1)	Loan Agreement by and between China Cablecom Co. Ltd. (Hong Kong) and Pu Yue, June 2007
4.40 (1)	Power of Attorney granted by Lian Yue Jing, July 16, 2007
4.41 (1)	Power of Attorney granted by Pue Yue, July 16, 2007
4.42 (1)	Trustee Arrangement Letter, by and between China Cablecom Co., Ltd. (Hong Kong) and Lian Yue Jing, June 30, 2007
4.43 (1)	Trustee Arrangement Letter, by and between China Cablecom Co., Ltd. (Hong Kong) and Pu Yue, June 30, 2007
4.44 (1)	Supplementary Agreement to the Framework Agreement, by and between Binzhou Broadcasting and Television Network, Co., Ltd. and Jinan Youxiantong Network Technology Co. Ltd., dated August 6, 2007
4.45 (3)	Settlement Agreement by and between China Broadband, Inc., China Broadband, Ltd., China Broadband, Inc., Stephen P. Cherner, Maxim Financial Corporation, Mark L. Baum, BCGU, LLC, Mark I. Lev, Wellfleet Partners, Inc., Pu Yue, Clive Ng, Chardan Capital Markets, LLC, Jaguar Acquisition Corporation and China Cablecom Holdings, Ltd. dated January 9, 2008
4.46 (1)	Form of Voting Agreement by and between Jaguar Acquisition Corporation, China Cablecom Holdings, Ltd., Certain Shareholders of Jaguar Acquisition Corporation and Clive Ng.
4.47 (1)	Form of Employment Agreement by and between China Cablecom Holdings, Ltd. and Pu Yue.
4.48 (4)	Unit Purchase Option Clarification Agreement dated as of January 30, 2008 by Jaguar Acquisition Corporation.
4.49 (4)	Warrant Clarification Agreement dated January 30, 2008 by and between Jaguar Acquisition Corporation and Continental Stock Transfer & Trust Company.

45

Exhibit Number	Description of Exhibit
4.50 (5)	Offshore Loan Agreement between China Cablecom and Rich Dynamic Limited, dated June 10, 2008.
4.51 (6)	Offshore Loan Agreement between China Cablecom and Rich Dynamic Limited, dated July 29, 2008.
4.52 (7)	Onshore Loan Agreement between Dong Wanling and JYNT, dated June 10, 2008.
4.53 (8)	Onshore Loan Agreement between Dong Wanling and JYNT, dated June 10, 2008.
4.54 *	Supplement to Framework Agreement dated September 29, 2009
4.55 *	Form of Hubei Chutian Loan Agreement dated September 29, 2009
4.56 *	Subscription Agreement dated October 9, 2009
4.57 *	Form of New Note
4.58 *	New Notes Security Agreement
4.59 *	Senior Secured Subsidiary Guaranty
4.60 *	Collateral Agent Agreement
4.61 *	Intercreditor Agreement dated October 9, 2009
4.62 *	Warrant for Chardan Capital Markets LLC
4.63 *	Secured Notes Exchange and Waiver Agreement dated October 9, 2009
4.64 *	Form of New Junior Secured Notes
4.65 *	Junior Secured Security Agreement dated October 9, 2009
4.66 *	Junior Secured Subsidiary Guaranty dated October 9, 2009
4.67 *	Unsecured Notes Exchange and Waiver Agreement dated October 9, 2009
4.68 *	Form of New Unsecured Notes
4.69 *	Unsecured Notes Subsidiary Guaranty dated October 9, 2009
4.70 ***	Termination Agreement among Hubei Chutian Radio and Television Information Network Co., Ltd., Jinan Youxiantong Network Technology Co., Ltd., and Hubei Chutian Video Communication Network Co., Ltd. dated March 22, 2012.
4.71 ***	Equity Transfer Agreement among Hubei Chutian Radio and Television Information Network Co., Ltd., Jinan Youxiantong Network Technology Co., Ltd., and Hubei Chutian Video Communication Network Co., Ltd. dated June 15, 2012
8.1 (9)	List of subsidiaries
11.1 (10)	China Cablecom Holdings Ltd. Code of Business Conduct and Ethics
12.1 **	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2 **	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 **	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

101** Interactive Data File

*	Incorporated by reference to the similarly numbered exhibit to the Annual Report on Form 20-F filed on July 1, 2010.

**	Filed herewith.

***	Previously Filed

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-4 (Registration No. 333-147038).

(2)	Incorporated by reference to Jaguar Acquisition Corp. Registration Statement on Form S-1 (Registration No. 333-127135).

(3)	Incorporated by reference to Exhibit No. 10.1 to the Current Report on Form 8-K filed with the SEC by China Broadband, Inc. on January 17, 2008.

(4)	Incorporated by reference to the Quarterly Report on Form 10-QSB filed with the SEC by Jaguar Acquisition Corp. on February 14, 2008.

(5)	Incorporated by reference to Exhibit No. 4.50 to the Annual Report on Form 20-F filed on July 15, 2009.

(6)	Incorporated by reference to Exhibit No. 4.51 to the Annual Report on Form 20-F filed on July 15, 2009.

(7)	Incorporated by reference to Exhibit No. 4.52 to the Annual Report on Form 20-F filed on July 15, 2009.

(8)	Incorporated by reference to Exhibit No. 4.53 to the Annual Report on Form 20-F filed on July 15, 2009.

(9)	Incorporated by reference to Exhibit No. 8.1 of the Annual Report on Form 20-F filed on July 15, 2009.

(10)	Incorporated by reference to Exhibit No. 11.1 of the Annual Report on Form 20-F filed on July 15, 2009.

46

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA CABLECOM HOLDINGS, LTD

By:	/s/ Pu Yue	By:	/s/ Sikan Tong
Name:	Pu Yue	Name:	Sikan Tong
Title:	Chief Executive Officer	Title:	Chief Financial Officer
Date:	2013-12-18	Date:	2013-12-18

47